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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As submitted to the Securities and Exchange Commission confidentially on October 16, 2015

As filed with the Securities and Exchange Commission on                        , 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

JACK COOPER HOLDINGS CORP.
SEE TABLE OF ADDITIONAL REGISTRANTS ON FOLLOWING PAGE
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4213 (Primary Standard Industrial Classification Code Number)	26-4822446 Employer Identification Number)

1100 Walnut Street, Suite 2400
Kansas City, Missouri 64106
(866) 983-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael S. Testman
Chief Financial Officer
1100 Walnut Street, Suite 2400
Kansas City, Missouri 64106
(866) 983-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree St., Suite 100
Atlanta, GA 30309
(404) 815-2287

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement.

          If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

          Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

          Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)

9.25% Senior Secured Notes due 2020	$375,000,000	100%	$375,000,000

Guarantees of 9.25% Senior Secured Notes due 2020(2)	$375,000,000	(3)	(3)	(3)

(1)
Represents the maximum principal amount at maturity of 9.25% Senior Secured Notes due 2020 that may be issued pursuant to the exchange offer described in this registration statement. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended.

(2)
The guarantors are U.S. wholly owned subsidiaries of Jack Cooper Holdings Corp. and have guaranteed the notes being registered.

(3)
Pursuant to Rule 457(n) under the Securities Act of 1933, as amended, no separate fee is payable for the guarantees of the notes.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

Exact name of Registrant as specified in its Charter*	State or other Jurisdiction of Incorporation or Organization	I.R.S. Employee Identification Number
Jack Cooper Specialized Transport, Inc.	Delaware	45-3178881
Auto Export Shipping, Inc.	New Jersey	22-3641346
Axis Logistic Services, Inc.	Delaware	46-4212904
Jack Cooper CT Services, Inc.	Delaware	46-4213523
Jack Cooper Rail and Shuttle, Inc.	Delaware	46-4217801
Auto Handling Corporation	Delaware	73-0934011
Jack Cooper Logistics, LLC	Delaware	27-4023433
Jack Cooper Transport Company, Inc.	Delaware	73-0493030
Pacific Motor Trucking Company	Missouri	73-1327203

*
The address of the principal executive offices of all of the registrants is 1100 Walnut Street, Suite 2400, Kansas City, Missouri 64106.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any representation to the contrary is a criminal offense.

SUBJECT TO COMPLETION, DATED                , 2015

PROSPECTUS

Jack Cooper Holdings Corp.

Offer to Exchange
9.25% Senior Secured Notes due 2020
(CUSIP:            )
For 9.25% Senior Secured Notes due 2020
(CUSIP: 466355AE4 and U4687AAD8)
($375,000,000 in principal amount outstanding)

        We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our new registered 9.25% Senior Secured Notes due 2020 (the "Exchange Notes") for all of our outstanding unregistered 9.25% Senior Secured Notes due 2020 (the "Original Notes"). We will not receive any proceeds from the exchange offer.

Material Terms of the Exchange Offer

        Terms of Exchange Notes.    The terms of the Exchange Notes will be substantially identical to the Original Notes, except that the Exchange Notes will not be subject to transfer restrictions or registration rights relating to the Original Notes. See the section entitled "Description of the Exchange Notes" beginning on page 107 for more information about the Exchange Notes and related exchange guarantees to be issued in this exchange offer.

        Expiration Date.    The exchange offer expires at 5:00 p.m., New York City time, on                    , 2015, unless extended.

        Notes Exchanged; Withdrawal.    All Original Notes tendered in accordance with the procedures in this prospectus and not withdrawn will be exchanged for an equal amount of Exchange Notes. You may withdraw your tender of Original Notes at any time before expiration of the exchange offer. We will exchange all of the Original Notes that are validly tendered and not withdrawn.

        Conditions.    The exchange offer is not conditioned upon a minimum aggregate principal amount of Original Notes being tendered. The exchange offer is subject only to the conditions that it not violate applicable laws or any applicable interpretation of the staff of the Securities and Exchange Commission ("SEC").

        Guarantees.    We are also offering to exchange the guarantees associated with the Original Notes (the "Original Guarantees"), for the guarantees associated with the Exchange Notes (the "Exchange Guarantees"). The terms of the Exchange Guarantees will be substantially identical to the Original Guarantees, except that the Exchange Guarantees will not be subject to the transfer restrictions or registration rights relating to the Original Guarantees.

        Market for Exchange Notes.    There is no existing market for the Exchange Notes, and we do not intend to apply for their listing on any securities exchange or arrange for them to be quoted on any quotation system.

        If you do not exchange your Original Notes and related Original Guarantees for Exchange Notes and related Exchange Guarantees in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the Original Notes and related Original Guarantees and the indenture governing those notes. In general, you may not offer or sell your Original Notes and related Original Guarantees unless such offer or sale is registered under the federal securities laws or they are sold in a transaction exempt from or not subject to the registration requirements of the federal securities laws and applicable state securities laws.

        See "Risk Factors" beginning on page 21 for a discussion of certain risks that you should consider before participating in the exchange offer.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2015

        Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer during the 180-day period following the closing of the exchange offer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that during the 180-day period following the closing of the exchange offer we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

ABOUT THIS PROSPECTUS

        In making your decision regarding participation in the exchange offer, you should rely only on the information contained or incorporated by reference in this prospectus. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We have not authorized anyone to provide you with any other information. We are not making an offer of these securities in places where offers and sales are not permitted. The information contained in this prospectus and any applicable prospectus supplement is accurate only on the date such information is presented. Our business, financial condition, results of operations and prospectus may have changed since that date.

        This prospectus may be supplemented from time to time to add, update or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to

i

constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

        The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits, can be read on the website of the SEC or at the offices of the SEC as further described in "Where You Can Find More Information." You may obtain a copy of the registration statement and its exhibits, free of charge, by oral or written request directed to: Jack Cooper Holdings Corp., 1100 Walnut Street, Suite 2400, Kansas City, Missouri 64106. The exchange offer is expected to expire on                    , 2015 and you must make your exchange decision by this expiration date. To obtain timely delivery of the requested information, you must request this information by                    , 2015, which is five business days before the expiration date of the exchange offer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are any statements not based on historical information. Statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position and results of operations, business strategy, budgets, projected costs and plans and objectives of management for future operations are "forward looking statements." Forward-looking statements include statements preceded by, followed by or that include the words "may," "could," "would," "should," "believe," "expect," "anticipate," "plan," "estimate," "target," "project," "intend," "understands" or similar expressions and the negative of such words and expressions, although not all forward-looking statements contain such words or expressions.

        Forward-looking statements are only predictions and are not guarantees of performance and involve certain risks, uncertainties and assumptions that are difficult to predict. These statements generally relate to our plans, objectives and expectations for future operations and are based on management's beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate, which could cause actual results that differ materially from those contained in any forward-looking statement and we can give no assurance that the forward-looking statements will prove to be correct. Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, include, but are not limited to, the following:

  •
  our substantial indebtedness, which could adversely affect our financial health and prevent us from fulfilling our obligations under the Exchange Notes;

  •
  our ability to generate cash to service our indebtedness and other obligations, which ability depends on many factors beyond our control;

  •
  the indenture governing the Exchange Notes and the Original Notes and our revolving credit facility and term loan impose significant operating and financial restrictions on us, which may prevent us from capitalizing on business opportunities and taking some actions;

  •
  we are highly dependent on the automotive industry, and a further decline in the automotive industry could have a material adverse effect on our operations;

  •
  the loss of any of our major customers would adversely affect our business;

  •
  our business is subject to several general economic and business factors, which affect the broader industry, exist beyond our control and any of which could have a material adverse effect on our operating results; and

  •
  the other factors discussed under "Risk Factors" beginning on page 21.

        Although we believe the forward-looking statements in this prospectus are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Further, forward-looking statements speak only as of the date of this prospectus and we do not undertake any obligation to publicly update or revise any such statements. We urge you not to unduly rely on forward-looking statements contained in this prospectus.

 MARKET DATA USED IN THIS PROSPECTUS

        Certain market and industry data included in this prospectus and our position and the positions of our competitors within these markets are based on estimates of our management, which are primarily based on our management's knowledge and experience in the markets in which we operate. Although we believe all of these estimates were reasonably derived, you should not place undue reliance on them as estimates are inherently uncertain. Other market and industry data was provided by Freedonia Group, Inc., Wards Automotive, Federal Motor Carrier Safety Administration, and J.D. Power and Associates. Industry and market publications and surveys indicate that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein.

 PROSPECTUS SUMMARY

        This summary highlights information from this prospectus, but does not contain all material features of the exchange offer. To understand all of the terms of the exchange offer and for a more complete understanding of our business, you should carefully read the entire prospectus and the documents incorporated by reference in this prospectus.

        In this prospectus, references to "we," "our," "us," "the Company" or "JCHC" mean Jack Cooper Holdings Corp. and its subsidiaries. Additionally, we use the term "Original Notes" to refer to the 9.25% Senior Notes due 2020 that were issued by the Company, pursuant to that certain Indenture, dated as of June 18, 2013, by and among the Company, the guarantors party thereto and U.S. Bank, National Association, as trustee (as amended or supplemented, the "Indenture"); the term "Exchange Notes" to refer to the 9.25% Senior Secured Notes due 2020 that have been registered under the Securities Act and are being offered in exchange for the Original Notes as described in this prospectus; the term "Existing Guarantees" to refer to the guarantees related to the Original Notes; the term "Exchange Guarantees" to refer to the guarantees related to the Exchange Notes.

Company Overview

        We are a transportation and logistics provider and a leading over-the-road finished vehicle logistics ("FVL") company in North America. We provide premium asset and non-asset based solutions to the global new and used vehicle markets, specializing in light vehicle transportation and other logistics services for major automotive original equipment manufacturers ("OEMs"). We offer a broad, complementary suite of asset and non-asset based transportation and logistics solutions through a fleet of 2,461 active rigs as of June 30, 2015 and a network of 57 strategically located terminals across North America. We believe our scale and full range of over-the-road transportation and value-added logistics services, offered in over 85 locations across the U.S., Mexico and Canada, allow us to operate efficiently and deliver superior customer service, which we believe gives us a competitive advantage in maintaining and winning new business. In 2014, we transported over four million finished vehicles, or approximately 25% of total new light vehicles handled by auto-carriers in the U.S., which we believe is significantly higher than the number of units transported by our nearest competitor. Total revenue in 2014 was $783.3 million.

        Since 2008, we have undertaken a number of strategic operational initiatives and completed five acquisitions. Most recently, we completed the acquisition of substantially all of the assets of Allied Systems Holdings, Inc. (the "Allied Acquisition") and certain of its wholly-owned subsidiaries (the "Allied Sellers") in December 2013, following which we became the largest over-the-road FVL provider in North America. We believe we are ideally positioned to capitalize on favorable growth and modal shifts in the global FVL industry (which includes all modes of transportation, whether truck, rail or ship), as well as expand into other related industries that require highly specialized or customized asset and non-asset based solutions.

        We provide a critical component of the automotive supply chain, serving as the primary link in the delivery of finished vehicles from manufacturing plants, vehicle distribution centers ("VDCs"), seaports and railheads to new vehicle dealerships. We operate primarily in the short haul segment of the U.S. automotive transportation market for new and pre-owned passenger vehicles, light trucks and sport utility vehicles, with an average length of haul of approximately 200 miles. We operate the largest active fleet in the North American auto hauling industry, with 3,166 usable rigs as of June 30, 2015, of which 2,461 are active, compared to approximately 2,040 rigs owned or leased by our next largest competitor, and have a sufficiently large fleet of parked and roadworthy rigs to flex capacity and meet future customer needs. We are also growing our market share in Canada and exploring expansion of our Mexican operations.

        In addition to our asset-based transportation solutions, we provide our customers with a full range of complementary non-asset based logistics and value-added services. Logistics services include freight brokering as well as international shipping services for cars, trucks and construction equipment through our non-vessel owning common carrier ("NVOCC") subsidiary. Value-added services include the installation of OEM order accessories, claims management and title services, as well as rail and yard management and port processing. Since 2010, we have grown our logistics business revenue from zero to approximately $64.5 million of annual revenue. We are also looking to expand our non-asset based value added service offerings, such as pre-delivery inspections prior to final customer delivery. We believe we will continue to expand our non-asset based revenue with limited incremental investment.

        Our largest customers include General Motors Company ("GM"), Ford Motor Company ("Ford") and Toyota Motor Sales, USA, Inc. ("Toyota"), for whom we have provided service for 86, 21 and 35 years, respectively. We have become a trusted provider for our OEM customers, working closely with them on their logistics needs. In 2011 and 2013, as a demonstration of our operational excellence and service, we were the first-ever auto carrier and one of just 82 and 68 companies, respectively, among GM's approximately 20,000 suppliers to receive the GM Supplier of the Year Award. Also, in May 2014, Ford management presented us with the Ford 2013 World Excellence Award. In addition to the services we provide to OEMs, we also provide services to a growing number of customers in the remarketed vehicle market, allowing us to leverage our existing infrastructure to achieve accretive high margin and incremental backhaul revenue. Our largest customer in the remarketed vehicle market is Ford. We believe that our broad geographic footprint, breadth of services and operating expertise can be applied to further build our customers' operations both in North America and globally.

        We have two reportable segments, the Transport segment and the Logistics segment. The Transport segment includes the following companies:

  •
  Jack Cooper Transport Company, Inc. ("Jack Cooper Transport"), founded in 1928, started as a carrier for GM products in Kansas City, Missouri. Today, Jack Cooper Transport has 57 terminals primarily in the Midwestern and Eastern half of the U.S. and Canada. Jack Cooper Transport is the parent of Auto Handling Corporation ("Auto Handling"), Pacific Motor Trucking Company ("Pacific"), Jack Cooper Specialized Transport, Inc. ("JC Specialized Transport") and Jack Cooper Transport Canada, Inc. ("JCT Canada").

  •
  Auto Handling, established in 1972, provides yard management services at six Jack Cooper Transport terminals, including rail loading and unloading, receiving vehicles at manufacturing plants, shuttling and baying of vehicles, and scanning and dispatching vehicles.

  •
  Pacific, a transport company, had principal operations on the west coast of the United States. Pacific discontinued its operations during the second quarter of 2015.

  •
  Jack Cooper Specialized Transport was focused on car-hauling in the remarketed vehicle market and currently has no operations.

  •
  JCT Canada, established in January 2010, and its subsidiaries: Jack Cooper Canada 1 Limited Partnership and Jack Cooper Canada 2 Limited Partnership. Together, JCT Canada operates 15 terminals across Canada.

        The Logistics segment is comprised of the following companies:

  •
  Jack Cooper Logistics, LLC ("JCL"), established on November 9, 2010 to engage in the global non-asset based automotive supply chain for new and used finished vehicles. JCL was 79% owned by Jack Cooper Transport until December 31, 2012 at which time it became wholly owned and, had no operations until April 2011. JCL has the following subsidiaries:

  •
  Axis Logistics Services, Inc., which was formed in connection with the Allied Acquisition, conducts a brokerage business.

  •
  Jack Cooper CT Services, Inc., which was formed in connection with the Allied Acquisition, provides inspection and title storage services for pre-owned and off-lease vehicles.

  •
  Auto Export Shipping, Inc. ("AES") was acquired on June 10, 2011 to provide the brokering of the international shipment of cars and trucks from various ports in the U.S. to various international destinations on third-party ships. AES was 75% owned by JCL, from June 10, 2011 to December 31, 2012, at which time it became wholly owned.

  •
  Jack Cooper Rail & Shuttle, Inc., which was formed in connection with the Allied Acquisition, provides shuttle services to local rail yards.

  •
  Five Mexican operating companies that provide shuttle and yard management services (collectively "AXIS Mexico"), consisting of:

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  AXIS Operadora Hermosillo S.A., which is 99.998%-owned by JCH Mexico, S. de R.L. de C.V. ("JCH Mexico"), a holding company, and .002%-owned by JCL;

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  AXIS Operadora Mexico S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL;

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  AXIS Operadora Guadalajara S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL;

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  AXIS Operadora Monterrey S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL; and

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  AXIS Logistica S. de R.L., which is 99%-owned by JCH Mexico and 1%-owned by JCL.

Industry Overview

        We operate in the global FVL industry. Our industry includes (i) the process through which new and used vehicles are transported from a point of origin to a final destination and (ii) value-added logistics services that are performed on vehicles while they are in transit to their final destination. According to the distance between a vehicle's point of origin and its destination, over-the-road truck carriers either transport vehicles directly from origin to destination or work in concert with railroads and/or seafaring vessels to deliver vehicles. Value-added logistics services performed in the FVL industry include yard management, port processing, technical services, inspections and third-party logistics management services.

        The vehicle transportation segment of the FVL industry is typically split into two main markets: the original equipment manufacturer FVL market (the "OEM FVL" market), which transports new vehicles, and the previously owned vehicle, also called remarketed, FVL market (the "POV FVL" or "remarketed FVL" market), which transports used vehicles. Vehicles transported in the OEM FVL market are shipped by automotive manufacturers, while used vehicles transported in the POV FVL market are typically shipped by commercial auction houses, rental car companies and auto dealer groups. According to the Freedonia Group, a leading international business research company ("Freedonia"), the average revenue earned by vehicle transporters in the U.S. is approximately $153 per-vehicle in the OEM FVL market and approximately $87 per-vehicle in the POV FVL market. The total number of vehicles transported in the OEM FVL market is projected to be approximately 19.1 million vehicles in 2015 based on seasonally adjusted annual rate, or "SAAR", of new light vehicle sales, plus those vehicles that are produced for export markets. In the case of the POV FVL market, while between 40 million and 42 million used vehicles change hands on average on an annual basis, an estimated 27 million vehicles require transportation services, according to Freedonia. According to Freedonia, the potential value of the U.S. OEM FVL market is approximately $11.9 billion. In the U.S. alone, we estimate the potential size of the POV FVL market to be approximately $2.2 billion. Our primary business involves the over-the-road transportation of new vehicles in the North American OEM

FVL market, which comprises approximately $2.7 billion of the total U.S. OEM FVL market. The balance of new vehicle transportation in North America is via rail.

        The distance from a new vehicle's point of origin to its final delivery point typically determines the means of transportation that will carry it to its final destination. According to Freedonia, if vehicles that are both produced and purchased domestically have an ultimate destination that is 350 miles or more from its origin, the vehicle is transported via rail from its origin to a rail yard near its final destination and then via truck car-haul to its final destination. Conversely, if that vehicle's final destination is less than 350 miles from its origin, a car-hauler transports the vehicle directly to an auto dealership. Management believes that while historically a large percentage of new vehicles were transported by railroads for the longest legs (above 350 miles), virtually all finished vehicles will be transported by car-haul at some point in the finished vehicle supply chain.

        The FVL industry also incorporates a wide array of value-added services, or VAS, performed on vehicles while they are in transit to their final destination. These services include yard management, port processing, technical services, inspections and third-party logistics management services. According to Freedonia, the VAS FVL market value in the United States was approximately $1.7 billion in revenue in 2014, including:

  Yard Management Services—Yard management services include rail loading and unloading, receiving vehicles from manufacturing plants, shuttling and baying of vehicles, and scanning and dispatching vehicles.

  Port Processing Services—Port processors receive vehicles shipped to ports and process them for distribution via truck or rail. Services provided by port processors include inventory management, storage, vehicle preparation and transport scheduling.

  Technical Services—Technical services include a variety of services, including accessory fittings and installations, repairs, storage management, vehicle washing, cleaning services, parts handling, road testing and surveys.

  Inspection Services—Inspection services include inspections on shipped vehicles in order to limit their liability as transportation modes change. During transit from origin to destination, domestically shipped vehicles typically undergo three to five inspections, while internationally shipped vehicles typically undergo four to six inspections. Inspections consist of basic functional and mechanical checks, pure cosmetic checks and final conditioning before customer delivery.

  Third-Party Logistics Management Services—Third-party logistics management services include network design, re-marketing and web-based claims management.

Business Strategy

        Continue to Drive Sustainable Organic Growth.    We are focused on strengthening our core asset-intensive transport and complementary asset-light logistics business that makes us who we are today.

  •
  Further Penetrate North American FVL Market.  While our primary end market, the automotive industry, has strong annual growth forecasts of 3% CAGR or greater through 2019, we believe we can grow in excess of this forecast by acquiring market share in the FVL market from rail carriers and other trucking carriers. We believe the strong rebound in light vehicle sales and production combined with a structural capacity shortage provides us with continued growth opportunities with both existing and new customers in the new and remarketed vehicle markets. Since 2009, we received increased business from or won new contracts with GM, Ford, Toyota, Nissan Motor Corporation ("Nissan"), Mazda Motor Corporation ("Mazda"), Hyundai/Kia Automotive Group ("Hyundai/Kia") and Chrysler Group LLC ("Chrysler").

  •
  Capitalize on Secular Off-Rail Modal Shift.  Management believes that while a large percentage of all new and used vehicles were transported historically by railroads for the longest legs (above 350 miles) in North America, the FVL industry is currently undergoing a shift to off-rail transportation. Based on forecasted demand, we believe there will continue to be a significant shortage in the supply of capacity provided by both auto carriers and rail carriers. Following the 2008 economic downturn, there has been a reduction in capacity caused by the continued aging of the auto carrier fleet, ongoing scrapping and attrition of rigs and limited capacity for capital expenditures. We expect the industry dislocation between supply and demand to increase. Our large fleet, including our substantial number of parked, roadworthy rigs, provides us with attractive growth opportunities compared to many of our competitors and new entrants into the market in the face of this structural capacity shortage. Increased transportation of crude-by-rail and other energy-related shipments by rail, as well as intermodal shipments of other cargoes generally are crowding rail lines. At the same time, new shipping patterns are leading to longer trips and railcar scrapping and a lack of new production have combined to drive a dramatic increase in the number of vehicles awaiting transport. We believe auto carriers are positioned to continue to gain market share from rail carriers given the shortage of rail capacity and the flexibility of the auto carrier network to provide last mile, just-in-time and time-definite delivery service to OEMs looking to rapidly change over models and reduce inventory levels at manufacturing plants and dealerships. During 2014 and early 2015, several leading domestic and foreign OEMs contacted the Company about moving business off-rail, demonstrating that major OEMs are moving forward with the off-rail transition, and we have now secured contracts for some additional volumes that were previously transported by rail carriers.

  •
  Grow and Broaden our FVL Service Offering.  We intend to diversify across the FVL value chain and build interdependency with our customers by growing and expanding our logistic services. In particular:

  •
  We anticipate growth in our inspections business will be driven by vertical integration of services currently performed at physical vehicle auctions, as well as technology-enabled efficiencies.

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  We expect growth in our title business to come from increasing rental fleet size, faster rotation of vehicles and the provision of additional title management and adjacent administrative services.

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  We anticipate growth of our business in Mexico will provide new market opportunities for our asset-light services. For instance, our opportunity for "batch and hold" work, which is typically driven by model changes or other process changes, may become more frequent as more vehicle models are produced in Mexico.

        Leveraging our asset-light and asset-heavy segments will, we believe, increase interdependencies with existing customers and strengthen our brand. This, in turn, can lead to new customer relationships. By increasing volumes, we intend to further build the scale of our core business, allowing us to better serve our customers and thus creating a virtuous cycle. We will use this to drive our business model of diversification throughout the entire FVL value chain.

  •
  Increase our Remarketed FVL Customer Base.  As a large-scale, full service provider, our services are increasingly attractive to our remarketed vehicle customers. The U.S. remarketed FVL market was nearly $3 billion in annual revenue in 2014, of which we currently have a negligible market share. This untapped market is an area of focus for additional growth, as we have existing relationships with many of the major customers, such as Avis Budget Group, Hertz Rent-A-Car and Enterprise Rent-A-Car, and the capacity to service others. We could further profit from this market by developing a synergistic backhaul network, filling rigs that would normally be empty on return trips. The incremental revenue would come at little additional cost and would also allow us to bid more competitively and win new business, further increasing our service to the remarketed vehicle market.

  •
  Expand Market Through Transportation of Non-Auto Based Products.  On average, our rigs are empty on over 70% of their backhaul miles. We interpret general freight transportation laws to allow us to transport non-auto based products on the trailers of our rigs, which may allow us to leverage our strategy of asset-heavy services to transport on our backhauls such materials ranging from commodities, such as timber, to specialty products, such as utility vehicles.

  •
  Exploit Potential Operational Efficiencies.  We have expanded our efforts to better utilize our 57 terminals to achieve networking efficiencies. Over the latter part of 2014 and the beginning of 2015, our senior management and operational teams have developed a proprietary model to help us better calculate and measure our rigs' load factor (the number of vehicles our rigs carry per trip) and load efficiency (the driven distance from the point of origin to the desired delivery point if driven by the most direct practical route divided by loaded miles) to minimize all out-of-route miles (the number of additional miles our rigs will drive—either on an outbound head haul or to realize a back haul networking opportunity). With this model, we are now able to better optimize the margins on all trips and more accurately predict and model the financial impact of how our rigs are deployed.

        Continue Disciplined Value-Based Acquisitions.    We intend to utilize the skills we have developed from serving OEM customers for 86 years to expand both within and beyond the North American FVL market.

  •
  Pursue Acquisitions in the Global FVL Sector.  We believe the size and scope of our operations afford us significant efficiencies. Since 2008, we have completed five acquisitions, all of which we have integrated efficiently into our existing business. Our management team is adept at acquiring and integrating companies. We believe we are well-positioned to pursue opportunities that will provide us with platforms for strong, long-term growth and strengthen our competitive positioning. Our goal is to continue to pursue strategic acquisitions within our existing industry that will expand our geographic presence, broaden our product and service offering and allow us to move into adjacent markets.

  •
  Continue to Profitably Expand into Asset-Light Verticals.  Since 1928, we have provided highly complex and valuable transportation and logistics services to OEMs. We believe the expertise that we have developed over the last 86 years in distributing new vehicles is highly transferable to other verticals in the FVL market. In November 2010, we launched JCL to provide vehicle distribution and transportation brokerage primarily to the auction and rental car markets, complementing our existing services. Similarly, in June 2011, we acquired AES to provide NVOCC international shipping services for cars, trucks and construction equipment from ports in the U.S. to international destinations on third party ships, further leveraging the expertise developed by serving our OEM customers. We aim to develop greater diversification in global logistics and transportation.

  •
  Expand into Attractive Adjacent Market Opportunities.  As supply chain requirements have continued to evolve, we have seen an increased focus on the need for premium freight logistics. We believe this market is characterized by stringent customer delivery requirements, special handling requirements, high-value freight, special permit needs and additional complexities that demand customized solutions.

Ratio of Earnings to Fixed Charges

        The following summary is qualified by the more detailed information appearing in the computation table found in Exhibit 12.1 to the registration statement of which this prospectus is a part and the historical financial statements, including the notes thereto, included in this prospectus.

        The following table sets forth our earnings to fixed charges for the years ended December 31, 2010, December 31, 2011, December 31, 2012, December 31, 2013 and December 31, 2014 and the six months ended June 30, 2014 and 2015.

	Year Ended December 31,								Six Months Ended June 30,
	2010		2011		2012	2013	2014		2014		2015
Ratio of Earnings to Fixed Charges(1)		(2)		(2)	0.83	0.16		(2)		(2)		(2)

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as (i) net loss before income taxes less (ii) net loss (income) attributable to non-controlling interest plus (iii) fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of debt expense, plus an estimated interest component of rent expense.

(2)
Earnings were insufficient to cover fixed charges by $32.1 million, $26.3 million, $61.5 million, $26.6 million, and $41.5 million for the years ended December 31, 2010, 2011 and 2014 and for the six months ended June 30, 2014 and 2015, respectively.

Corporate Information

        The Company was originally formed as IEP Carhaul LLC, a Delaware limited liability company, on May 6, 2009, and subsequently changed its name to Jack Cooper Holdings LLC on June 1, 2010 through a corporate reorganization. On November 29, 2010, in connection with the Company's offering of its former 12.75% Senior Secured Notes due 2015, the Company converted its corporate structure from a limited liability company to a corporation and changed its name to Jack Cooper Holdings, Corp. ("JCHC").

        Originally, our automotive transportation business was the product of the combination of two companies in the automotive carrier sector, Active Transportation Company LLC (together with Active Carhaul LLC, FNBC Acquisitions Group, Inc. and Active Carhaul Acquisition Inc., "Active") and Jack Cooper, which were acquired in January 2008 and May 2009, respectively. In March 2011, we added DMT Trucking, Inc. ("DMT"), a carhaul transportation company, and on December 27, 2013, we completed the Allied Acquisition.

        The Allied Sellers were debtors in Chapter 11 bankruptcy cases pending in the United States Bankruptcy Court for the district of Delaware and in certain cases under Part IV of the Companies' Creditors Arrangement Act pending in the Ontario Superior Court of Justice ("Canadian Bankruptcy Court"). The assets acquired in the Allied Acquisition (the "Allied Assets") included 2,191 rigs, including approximately 831 active rigs, certain receivables and real property. Further, as a result of the Allied Acquisition, we increased the number of terminal locations that we operate by 17 active terminals in the U.S., of which three were combined with existing terminals of Jack Cooper, and ten terminals in Canada, which resulted in a net addition of 24 transport terminal locations to Jack Cooper's existing transport terminal base. We also created or acquired new operating companies including: Axis Logistic Services, Inc., Jack Cooper CT Services, Inc., Jack Cooper Rail & Shuttle, Inc., Axis Mexico and two new Canadian operating companies.

        JCHC is headquartered in Kansas City, Missouri. Our headquarters are located at 1100 Walnut Street, Suite 2400, Kansas City, Missouri 64106. Our telephone number is (816) 983-4000 and our website is located at www.jackcooper.com. The information contained on our website is expressly not incorporated by reference into this prospectus.

Implications of Being an Emerging Growth Company

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. While certain of the exemptions afforded to emerging growth companies in their initial equity offering are not available to us as a debt-only issuer, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to companies that are not "emerging growth companies." These provisions include, among other matters:

  •
  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting;

  •
  an exemption from new or revised financial accounting standards until they would apply to private companies with no pending registration statement and from compliance with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation; and

  •
  reduced disclosure about the emerging growth company's executive compensation arrangements.

        We have elected to adopt these exemptions, with the exception of the exemption for compliance with new or revised accounting standards.

        As a result of these elections, the information that we provide in this prospectus may be different than the information you may receive from other companies in which you hold securities.

        We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion by us of an initial public offering of our equity, if any, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Summary of the Terms of the Exchange Offer

        On June 18, 2013, the Company issued $225.0 million aggregate principal amount of its 9.25% Senior Secured Notes due 2020 and on January 7, 2014, the Company issued $150.0 million aggregate principal amount of additional 9.25% Senior Secured Notes due 2020 in redemption of certain notes that were issued by its wholly owned finance subsidiary on November 7, 2013 in connection with the Allied Acquisition, in each case, pursuant to the Indenture. In connection with the issuances of the Original Notes, we entered into registration rights agreements in which we agreed that you, as a holder of unregistered Original Notes, would be entitled to exchange your unregistered Original Notes for Exchange Notes registered under the Securities Act. The exchange offer is intended to satisfy these rights and the Exchange Notes will not receive additional interest as a result. Holders of the Original Notes who do not tender their notes in the Exchange Offer will have no further rights under the registration rights agreements, including registration rights and the right to receive additional interest.

        The Exchange Notes will be our obligation and will be entitled to the benefits of the Indenture relating to the Exchange Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes will:

  •
  have been registered under the Securities Act and, therefore, will contain no restrictive legends;

  •
  not have registration rights;

  •
  not have rights to additional interest; and

  •
  bear different CUSIP and ISIN numbers from the Original Notes.

        You should read the discussion under the heading "The Exchange Offer" beginning on page 177 and "Description of the Exchange Notes" beginning on page 107 for further information about the exchange offer and the Exchange Notes.

The Exchange Offer	We are offering to exchange up to $375,000,000 aggregate principal amount of Exchange Notes for an identical principal amount of Original Notes.
Expiration of the Exchange Offer

The exchange offer will expire at 5:00 p.m., New York City time, on                , 2015, unless we extend the exchange offer, in which case the expiration date will mean the latest date and time to which we extend the exchange offer. See "The Exchange Offer—Expiration Date; Extensions; Amendments."

Procedures for Tendering Original Notes Held in the Form of Book-Entry Interests

The Original Notes were issued as global securities and were deposited with U.S. Bank who holds the Original Notes as the custodian for The Depository Trust Company ("DTC"). Beneficial interests in the Original Notes are held by participants in DTC on behalf of the beneficial owners of the Original Notes. We refer to beneficial interests in notes held by participants in DTC as notes held in book-entry form. Beneficial interests in notes held in book-entry form are shown on, and transfers of the notes can be made only through, records maintained in book-entry form by DTC and its participants.

If you are a holder of an Original Note held in the form of a book-entry interest and you wish to tender your book-entry interest for exchange in the exchange offer, you must transmit to U.S. Bank, as exchange agent, on or prior to the expiration date of the exchange offer, the following:

•

a computer-generated message transmitted by means of DTC's Automated Tender Offer Program ("ATOP") system that, when received by the exchange agent will form a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal; and

•

a timely confirmation of book-entry transfer of your Original Notes into the exchange agent's account at DTC, according to the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering."

Procedures for Tendering Original Notes Held in Certificated Form

If you hold your Original Notes in certificated form and wish to accept the exchange offer, sign and date the letter of transmittal, and deliver the letter of transmittal, along with certificates for the Original Notes and any other required documentation, to the exchange agent on or before the expiration date in accordance with the instructions contained in this prospectus and the letter of transmittal.

Special Procedures for Beneficial Owners

If you are a beneficial owner whose Original Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender those Original Notes in the exchange offer, please contact the registered holder as soon as possible and instruct them to tender on your behalf and comply with the instructions in this prospectus and the letter of transmittal.

Guaranteed Delivery Procedures

If you are unable to deliver the Original Notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable ATOP procedures prior to the expiration date, you may tender your Original Notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Guaranteed Delivery Procedures."

Withdrawal Rights

You may withdraw the Original Notes you tendered by furnishing a notice of withdrawal to the exchange agent or by complying with applicable ATOP procedures at any time before 5:00 p.m. New York City time on the expiration date. See "The Exchange Offer—Withdrawal of Tenders."

Acceptance of Original Notes and Delivery of Exchange Notes

If the conditions described under "The Exchange Offer—Conditions" are satisfied, we will accept for exchange any and all Original Notes that are properly tendered and not withdrawn before the expiration date. See "The Exchange Offer—Procedures for Tendering." If we close the exchange offer, the Exchange Notes will be delivered promptly following the expiration date. Otherwise, we will promptly return any Original Notes accepted.

Consequences of Failure to Exchange

If you do not exchange your Original Notes for Exchange Notes, you will continue to be subject to the restrictions on transfer provided in the Original Notes and in the Indenture. In general, the Original Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not intend to register the Original Notes under the Securities Act. Further, additional interest will cease to accrue upon the consummation of the exchange offer, whether or not you participate in the exchange offer.

Registration Rights

You are entitled to exchange your Original Notes for Exchange Notes with substantially identical terms. This exchange offer satisfies this right. After the exchange offer is completed, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.

Resales

We believe that you can offer for resale, resell and otherwise transfer the Exchange Notes without complying with the registration and prospectus delivery requirements of the Securities Act so long as:

• you acquire the Exchange Notes in the ordinary course of business;
• you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes;
• you are not an affiliate of ours; and
• you are not a broker-dealer.

If any of these conditions is not satisfied and you transfer any Exchange Notes without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. We do not assume, or indemnify you against, any such liability.

Broker-Dealer

Each broker-dealer acquiring Exchange Notes issued for its own account in exchange for Original Notes, which it acquired through market-making activities or other trading activities, must acknowledge that it will deliver a proper prospectus when any Exchange Notes issued in the exchange offer are transferred. A broker-dealer may use this prospectus for an offer to resell, a resale or other retransfer of the Exchange Notes issued in the exchange offer.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue the Exchange Notes in exchange for, any Original Notes is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the Staff of the SEC or any regulatory authority or other foreign, federal, state or local government agency or court of competent jurisdiction, some of which may be waived by us. We currently except that each of the conditions will be satisfied and that no waivers will be necessary. See "Exchange Offer—Conditions to the Exchange Offer."

Federal Income Tax Considerations

The exchange of Original Notes for Exchange Notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes. See "The Exchange Offer—Federal Income Tax Consequences" and "Certain U.S. Federal Income Tax Considerations" for a discussion of U.S. federal income tax considerations you should consider before tendering your Original Notes in the exchange offer.

Use of Proceeds	We will not receive any proceeds from the issuance of the Exchange Notes in the exchange offer.
Exchange Agent

                                        is serving as exchange agent for the exchange offer. The address for the exchange agent is listed under "The Exchange Offer—Exchange Agent." If you would like more information about the procedures for the exchange offer, you should call the exchange agent at                . The facsimile number for the exchange agent is                , Attention:                .

        See "The Exchange Offer" for more detailed information concerning the terms of the exchange offer.

The Exchange Notes

        The form and terms of the Exchange Notes to be issued in the exchange offer are the same as the form and terms of the Original Notes, except that the Exchange Notes will be registered under the Securities Act and, accordingly, will not bear legends restricting their transfer and will not be entitled to any rights under the registration rights agreements. The Exchange Notes issued in the exchange offer will evidence the same debt as the Original Notes, and both the Original Notes and the Exchange Notes are governed by the same indenture.

Issuer	Jack Cooper Holdings Corp.
Title	$375,000,000 aggregate principal amount of 9.25% Senior Secured Notes due 2020.
Maturity Date	June 1, 2020.
Interest

We will pay interest on the Exchange Notes at an annual interest rate of 9.25%. We will make interest payments on the Exchange Notes semi-annually in cash in arrears on June 1 and December 1, beginning                        , 201  .

Guarantees

The Exchange Notes will be guaranteed on a senior secured basis by each of our existing and future direct and indirect domestic wholly-owned "restricted subsidiaries," subject to certain exceptions. The guarantors of the Exchange Notes also guarantee our obligations under our revolving credit facility and outstanding term loan.

Ranking

The Exchange Notes and Exchange Guarantees will be our and the guarantors' senior secured obligations. The guarantors of the Exchange Notes also guarantee our obligations under our revolving credit facility and outstanding term loan. The Exchange Notes and Exchange Guarantees will:

• rank equal in right of payment to our and the guarantors' existing and future senior obligations;
• rank senior in right of payment to all of our and the guarantors' existing and future subordinated obligations;
• rank effectively senior to all of our and the guarantors' existing and future unsecured obligations to the extent of the value of the Notes Collateral (as defined below);

•

be effectively subordinated to our and the guarantors' indebtedness and obligations under the revolving credit facility and term loan, to the extent of the value of the ABL Collateral (as defined below); and

• be structurally subordinated to the obligations of all our subsidiaries that do not serve as guarantors of the Exchange Notes.

Collateral

The Exchange Notes and the guarantees thereon will be secured by first-priority liens on substantially all of our and the guarantors' assets (other than our and the guarantors' trucks, trailers, tractors and other substantially similar mobile equipment and other substantially similar vehicles used in the transportation of automobiles, wherever located (collectively, "Vehicles") and receivables and related general intangibles, certain other related assets and proceeds thereof which secure our revolving credit facility and term loan), subject to certain exceptions and permitted liens (the "Notes Collateral"). The Exchange Notes and the Exchange Guarantees will also be secured by second-priority liens on all of our Vehicles, receivables and related general intangibles, certain other related assets and proceeds thereof that secure the revolving credit facility and term loan (the "ABL Collateral"), subject to certain exceptions and permitted liens. These second-priority liens will be subject to first-priority liens securing the revolving credit facility and term loan and other customary liens permitted under such facility, until such facility and obligations are paid in full. For the complete description of the Notes Collateral and the ABL Collateral see "Description of the Exchange Notes—Security."

The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of Exchange Notes if collateral is disposed of in a transaction that complies with the indenture and related security documents or in accordance with the provisions of the intercreditor agreement. See "Risk Factors—Risks Related to the Exchange Notes" and "Description of the Exchange Notes—Security" and "—Intercreditor Agreement."

Intercreditor Agreement

The trustee and collateral agent under the Indenture and the administrative agent and the collateral agent under the revolving credit facility and term loan are parties to an intercreditor agreement as to the relative priorities of their respective security interests in the assets securing the Exchange Notes and borrowings under the revolving credit facility and the term loan and certain other matters relating to the administration of security interests. See "Description of the Exchange Notes—Intercreditor Agreement."

Optional Redemption	On or after June 1, 2016, we may redeem some or all of the Exchange Notes at any time at the redemption prices specified under "Description of the Exchange Notes—Optional Redemption."

Before June 1, 2016, we may redeem some or all of the Exchange Notes at a redemption price equal to 100% of the principal amount of each note to be redeemed plus a make-whole premium described under "Description of the Exchange Notes—Optional Redemption" together with accrued and unpaid interest.

In addition, at any time prior to June 1, 2016, we may redeem up to 35% of the Exchange Notes with the net cash proceeds from specified equity offerings at a redemption price equal to 109.25% of the principal amount of each Exchange Note to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

Change of Control Offer

Upon a change of control (as defined in "Description of the Exchange Notes—Certain Definitions"), we must offer to repurchase the Exchange Notes at 101% of the principal amount, plus accrued interest to the purchase date.

Certain Covenants	The Indenture contains certain covenants, including limitations and restrictions on our and our restricted subsidiaries' ability to:
• incur additional indebtedness or issue preferred stock;
• make dividend payments or other restricted payments;
• create liens;
• sell assets;
• enter into transactions with affiliates; and
• enter into mergers, consolidations, or sales of all or substantially all of our assets.
The restrictive covenants set forth in the Indenture are subject to important exceptions and qualifications. See "Description of the Exchange Notes—Certain Covenants."

        See "Description of the Exchange Notes" for more detailed information about the terms of Exchange Notes.

 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth summary historical consolidated financial and selected other financial and operating data of JCHC and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

        See the discussion under the heading "Business" for information regarding business combinations affecting the comparability of our results and measurements detailed below.

	Year Ended December 31,			Six Months Ended June 30,
	2012	2013	2014	2014	2015
	(in thousands except selected per share amounts and operating data)
Consolidated Statement of Loss:
Operating Revenues	$515,665	$514,689	$783,280	$389,947	$356,176
Operating Expenses
Compensation and benefits	240,952	240,442	383,278	184,422	180,174
Fuel	79,298	76,014	109,333	57,369	35,916
Depreciation and amortization	24,824	25,314	50,441	25,382	25,522
Other operating	86,782	87,159	140,840	72,588	60,548
Repairs and maintenance	31,145	31,759	53,802	25,720	25,673
Selling, general and administrative expenses	31,008	42,118	60,706	30,949	29,400
Loss (gain) of sale of property and equipment	249	34	1,117	624	1,301
Goodwill impairment	—	4,663	—	—	15,352

Total operating expenses	494,258	507,503	799,517	397,054	373,866

Operating income (loss)	21,407	7,186	(16,237)	(7,107)	(17,710)
Other Income (Expense)
Interest expense, including extinguishment of debt, net	(26,745)	(59,602)	(41,364)	(19,569)	(21,359)
Other, net	(153)	(857)	(3,914)	39	(2,411)

Total other expense	(26,898)	(60,459)	(45,278)	(19,530)	(23,770)

Loss before income taxes	(5,491)	(53,273)	(61,515)	(26,637)	(41,480)
(Benefit) provision for income taxes	(267)	(967)	1,219	616	663

Net loss	(5,224)	(52,306)	(62,734)	(27,253)	(42,143)
Less: Net loss attributable to non-controlling interests	417	—	—	—	—

Net Loss Attributable to Jack Cooper Holdings Corp.	$(4,807)	$(52,306)	$(62,734)	$(27,253)	$(42,143)
Selected Financial Data:
Fleet Capex(1)	$12,678	$15,973	$13,755	$6,900	$7,915
Adjusted EBITDA(2)	$57,376	$57,870	$54,234	$28,048	$25,716
Selected Operating Data:
Revenue per loaded mile	$6.82	$7.23	$7.45	$7.51	$7.93
Units carried (in 000's)	2,623	2,592	4,065	2,003	2,706
Number of active rigs	1,588	2,430	2,499	2,461	2,547

	December 31, 2013	December 31, 2014	June 30, 2015
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash	$3,507	$7,100	$5,720
Total assets	$385,198	$346,992	$324,153
Long-term debt, less current maturities	$389,905	$387,965	$450,413
Total stockholders' deficit	$(180,031)	$(226,961)	$(267,964)

(1)
Fleet Capex is the component of our total capital expenditures that reflects the amount we spend on our fleet. During 2014, the fleet included additional rigs acquired in the Allied Acquisition.

(2)
EBITDA, as used herein, represents income (loss) from continuing operations plus provision (benefit) for income tax expense (benefit), interest expense, net, write off of amortizable deferred financing cost and depreciation and amortization. Adjusted EBITDA, as used herein, is defined as EBITDA further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and/or are non-cash items such as: fuel surcharge reductions; goodwill impairment; adjustments for legacy workers' compensation charge related to programs in-place prior to our current ownership; new terminal startup costs; impact of terminal closures; impact of concessions given to customers and employees; pension withdrawal liabilities; maintenance expense to bring idle equipment on-line; employment agreement and severance charges; professional fees associated with acquisitions, potential acquisitions and other non-operating-related transactions; stock based compensation; net (income) loss attributable to non-controlling interests; other, net, primarily comprised of non-cash impact of foreign currency changes on certain intercompany notes that are other than long-term in nature; (gain) loss on sale of property and equipment; all as detailed below. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. We present EBITDA and Adjusted EBITDA because we consider these to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. Our definitions of EBITDA and Adjusted EBITDA are not necessarily comparable to that of other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net loss, as determined under GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of our operating results or cash flows as reported under accounting principles generally accepted in the United States ("GAAP"). Some of these limitations are:

•
they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
they do not reflect changes in, or cash requirements for, our working capital needs;

•
they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•
although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•
they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

        Additionally, Adjusted EBITDA excludes (1) non-cash stock based compensation expenses which are and will remain a key element of our overall long-term compensation packages and (2) certain costs related to multi-employer pension plan partial withdrawals, which we expect are reasonably likely to occur in future periods.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes. Please see our consolidated financial statements included elsewhere in this prospectus. The following table is a reconciliation of net loss to EBITDA and Adjusted EBITDA.

	Year Ended December 31,			Six Month Ended June 30,
(in thousands)	2012	2013	2014	2014	2015
Reconciliation of Net Loss to EBITDA
Net loss attributable to JCHC	$(4,807)	$(52,306)	$(62,734)	$(27,253)	$(42,143)
Net loss attributable to noncontrolling interests	(417)	—	—	—	—

Net loss	(5,224)	(52,306)	(62,734)	(27,253)	(42,143)
Provision (benefit) for income taxes	(267)	(967)	1,219	616	663
Interest expense	26,754	59,602	41,364	19,569	21,359
Depreciation and amortization	24,824	25,314	50,441	25,382	25,522

EBITDA	$46,078	$31,643	$30,290	$18,314	$5,401

Adjusted EBITDA Calculation
EBITDA	$46,078	$31,643	$30,290	$18,314	$5,401
Plus (less):
Net loss attributable to noncontrolling interests	417	—	—	—	—
Other, net(A)	153	857	3,914	(39)	2,411
Loss on sale of assets	249	34	1,117	624	1,301
Legacy workers' compensation charge(B)	1,470	488	650	316	(83)
Pension withdrawal liability(C)	4,363	8,380	2,794	75	237
Fuel surcharge reductions(D)	978	—	—	—	—
Professional fees(E)	3,266	10,604	4,178	2,842	424
Employment agreement and severance charges(F)	—	—	3,162	—	179
Stock based compensation(G)	402	318	1,725	1,036	494
Acquisition integration costs(H)	—	883	6,404	4,880	—
Goodwill impairment(I)	—	4,663	—	—	15,352

Adjusted EBITDA	$57,376	$57,870	$54,234	$28,048	$25,716

(A)
Primarily represents foreign currency transaction (gains) losses on intercompany loans that are other than long-term and denominated in currencies other than our reporting currency and a fair value adjustment on certain warrants.

(B)
Charges taken for legacy workers' compensation claims related to claims with an insurance carrier for the periods between January 1, 2008 and July 26, 2009 resulting from policies executed by former company ownership and management for which costs may be adjusted based upon quarterly third-party-provided actuarial valuation studies. These charges are included in compensation and benefits on the consolidated statements of comprehensive loss.

(C)
Estimated partial multi-employer defined benefit pension plan withdrawals associated with legacy terminals. On January 21, 2014, we received a notice of assessment of partial withdrawal from the Teamsters of Philadelphia and Vicinity Pension Plan (the "Philadelphia Plan") due to a decline in our contributions to the fund during the three year period from 2007 to 2009. The withdrawal liability of $1.6 million is payable in quarterly installments through September 2015 of principal and interest totaling less than $0.3 million with interest. We previously estimated that we had triggered a partial pension withdrawal liability of $3.5 million as of December 31, 2014 due to declines in contributions to the Philadelphia Plan during the periods since 2009. On July 9, 2015, the Company received a notification from the Philadelphia Plan of the partial withdrawal liability of $3.7 million related to the portion of the declines in contributions to the fund during the periods since 2009, and as a result the Company recorded $0.2 million of additional liability as of June 30, 2015.

In addition, we previously estimated that we had triggered a partial pension withdrawal liability of $4.4 million as of December 31, 2012 due to declines in contributions to Western Conference Pension Trust during periods between 2010 and 2012. We recorded additional liabilities of $0.6 million during the year ended December 31, 2013 as a result of declines in contributions during the periods then-ended, which are used to estimate the liability. On June 13, 2014, we received the final calculation of our partial withdrawal liability for the periods noted above and as a result recorded less than $0.1 million additional liability during the year ended December 31, 2014. During 2013, we recorded $2.6 million for estimated partial withdrawal liabilities during the periods between 2010-2013. During 2014, we recorded $2.2 million for estimated partial withdrawal liabilities during the periods between 2012-2014 and an additional $0.5 million estimate related to withdrawal liabilities during periods between 2010-2013.

(D)
A customer modified its calculation of fuel surcharge without notice. The Company requested modified hauling rates from its customer to offset the reduction in fuel. The values shown here reflect the fuel surcharge that was permanently lost during the period of modified fuel surcharge rates without corresponding hauling rate adjustments.

(E)
Charges for third-party legal, consulting and accounting expenses related to potential transactions and consummated acquisitions, and related due diligence, including the Allied Acquisition, which are included in selling, general and administrative expenses on the consolidated statements of comprehensive loss.

(F)
Fiscal year 2014 costs related to separation, non-compete, and consulting agreements executed in connection with the resignation of two of our officers. These charges are reflected in compensation and benefits in the consolidated statements of comprehensive loss. For the six months ended June 30, 2015 costs related to severance payments in accordance with labor agreements associated with the closure of one terminal location.

(G)
Represents the compensation expense for stock options granted during 2011, 2013 and 2014. The fair value of the options was determined using the Black-Scholes model. The expense is included in selling, general and administrative expenses on the consolidated statements of comprehensive loss.

(H)
Costs associated with the integration of the Allied Acquisition primarily related to systems transition, transitional associates, information services, travel and fleet relocation.

(I)
During the fourth quarter of 2013, the Company completed its annual impairment test of the Logistics segment reporting units resulting in an impairment charge of $4.7 million related to the goodwill of AES. The charge is a result of revised sales growth rates, profits, and cash flows that are below the Company's previous projections, partially as a result of governmental budgetary issues which have curtailed capital investment for infrastructure projects in Nigeria, a major market for AES. During the second quarter of 2015, the Company completed an interim impairment test of goodwill and intangible assets of AES resulting in an impairment charge to goodwill of $14.2 million and $1.2 million intangible asset impairment. The charge is a result of reduced rates of growth of sales, profit, and cash flow and revised expectations for future performance that are below the Company's previous projections, largely as a result of increased price competition and weak export demand for vehicles to Nigeria, a major market within which AES operates.

RISK FACTORS

        An investment in the Exchange Notes involves significant risks. You should consider carefully the following risk factors and all of the information contained in this prospectus before deciding whether to participate in the exchange offer. The risks and uncertainties described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. The risks discussed below also include forward-looking statements. See "Forward-Looking Statements" in this prospectus.

Risks Related To Our Business

We are highly dependent on the automotive industry and a decline in the automotive industry could have a material adverse effect on our operations.

        The automotive transportation market in which we operate is dependent upon the volume of new automobiles, sport utility vehicles ("SUVs"), and light trucks manufactured, imported and sold by the automotive industry in the U.S., Canada, and Mexico. The automotive industry is highly cyclical, and the demand for new automobiles, SUVs, and light trucks is directly affected by such external factors as general economic conditions in the U.S., Canada and Mexico, unemployment, consumer confidence, fuel prices, government policies, continuing activities of war, terrorist activities, and the availability of affordable new car financing. As a result, our results of operations could be adversely affected by downturns in the general economy and in the automotive industry, and by changing consumer preferences in purchasing new automobiles, SUVs, and light trucks or the overall financial condition of our major customers. A significant decline in the volume of automobiles, SUVs, and light trucks manufactured, imported and sold in the U.S. and Canada could have a material adverse effect on our operations.

The loss of any of our major customers would adversely affect our business.

        Our business is highly dependent on our largest customers, GM, Ford and Toyota. For the years ended December 31, 2014, 2013 and 2012, and six months ended June 30, 2015, these customers collectively accounted for 81%, 86%, 85% and 83% of total revenue, respectively, and GM alone accounted for 38%, 51%, 52%, and 39%, respectively. A reduction in business from these customers resulting from a failure to renew contracts or maintain volumes, reduced demand for their own products, a discontinuation of one or more products, an inventory buildup, a work stoppage, sourcing of products from other suppliers or other factors could materially impact our net sales. Furthermore, the loss of any major customer could have a material adverse effect on our business, financial condition and results of operations.

        A significant reduction in vehicle production levels or plant closings by these manufacturers, the loss of key customers, or a significant reduction or change in the design, definition and frequency of services provided for any of these customers by us, including if manufacturers begin to transport automobiles themselves, would have a material adverse effect on our operations.

        We operate under contracts with most of our customers with terms varying from one to five years. The contracts between our customers and us generally establish rates for the transportation of vehicles based upon a fixed rate per vehicle transported and a variable rate for each mile a vehicle is transported. The contracts generally permit us to recover for increases in fuel prices and fuel taxes, and in some cases, labor costs. We may not be able to successfully renew these contracts on or prior to their expiration on terms satisfactory to us or may not be able to continue to serve these customers without service interruption. In addition, we face the risk of losing market share in connection with our negotiations to renew our customer contracts. A loss in market share without an increase in revenues or pricing or an adequate reduction in costs would likely have an adverse effect on our operations.

        We extend trade credit to certain of our customers to facilitate the use of our services, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of a major customer could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in business, a longer collection cycle or an inability to collect accounts receivable.

Our liquidity is highly dependent on our customers.

        Our contracts generally require customers to reimburse us within 30 days of invoice date. If any of our large customers were to experience a liquidity problem that resulted in the customer being unable to make timely payments, we could, in turn, develop a liquidity problem. We may be forced to borrow additional funds at rates that may not be favorable or curtail capital spending. Additionally, the phasing out of current favorable payment terms with customers may have a potential negative impact on our cash flow. This could have a material adverse effect on our business, operating results or financial condition.

Competition in the automotive transportation market could result in a loss of our market share or a reduction in our rates, which could have a material adverse effect on our operations.

        The automotive transportation market is highly competitive. We currently compete with other motor carriers of varying sizes, as well as with railroads and independent owner-operators. Our non-union motor carrier competitors may be able to provide services to their customers at lower prices and in a more flexible manner than we can. In addition, certain of our customers may develop new methods for hauling vehicles, such as using local drive-away services to facilitate local delivery of products. Transport companies that utilize non-union labor operate at lower costs as compared to both our and other unionized transport companies. Non-union transport competitors also operate without restrictive work rules that apply to both our and other unionized companies. Railroads, which specialize in long-haul transportation, may be able to provide delivery services at costs to customers that are less than the long-haul delivery cost of our services. Additionally, the continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources, and the development of new methods or technologies for hauling vehicles could lead to increased investments to remain competitive, either of which may lead to increased competition overall. If we lose market share to these competitors or have to reduce our rates in order to retain our market share, our financial condition and results of operations could be materially and adversely affected.

Our growth strategy includes acquisitions, diversification into new specialty transportation businesses and expansion into new geographic markets. We are subject to various risks in pursuing this growth strategy and we may have difficulty in integrating businesses we acquire and may be subject to unexpected liabilities.

        Our business strategy includes a growth strategy in part dependent on acquisitions, diversification into specialty transportation businesses and expansion into new geographic markets. However, we may not be able to identify suitable acquisition candidates in the future, and we may never realize expected business opportunities and growth prospects from acquisitions. We may experience increased competition that limits our ability to expand our business. Our assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. Acquisitions involve numerous risks, including, but not limited to: difficulties in integrating the operations, technologies and products acquired; the diversion of our management's attention from other business concerns; current operating and financial systems and controls may be inadequate to deal with our growth; the risks of entering markets in which we have limited or no prior experience and the loss of key employees.

        If these factors limit our ability to integrate the operations of our acquisitions, successfully or on a timely basis, our expectations of future results of operations may not be met. In addition, our growth and operating strategies for any business we acquire may be different from the strategies that such business currently is pursuing. If our strategies are not the appropriate strategies for a company we acquire, it could have a material adverse effect on our business, financial condition and results of operations. Further, there can be no assurance that we will be able to maintain or enhance the profitability of any acquired business or consolidate the operations of any acquired business to achieve cost savings.

        Furthermore, there may be liabilities that we do not discover in the course of performing due diligence investigations on each company or business we have already acquired or may acquire in the future. Such liabilities could include those arising from employee benefits contribution obligations of a prior owner or non-compliance with, or liability pursuant to, applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may be responsible. In addition, there may be additional costs relating to acquisitions including, but not limited to, possible purchase price adjustments. Rights to indemnification by sellers of assets to us, even if obtained, may not be enforceable, collectible or sufficient in amount, scope or duration to fully offset the possible liabilities associated with the business or property acquired. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business.

        We currently generate most of our revenue from the transportation of automobiles. However, we may grow our business by diversifying and entering into new specialty transportation businesses. To the extent we enter into new specialty transportation businesses, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of existing clients due to the perception that we are no longer focusing on our core business. Entry into certain new specialty transportation businesses may also subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new specialty transportation business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations could be materially adversely affected.

        In addition, an element of our business strategy is to continue to expand our logistics and asset-light services internationally. As we increase our international operations, we will become increasingly subject to a number of risks inherent in any business operating in foreign countries, including: political, social and economic instability, war and acts of terrorism; increased operating costs; repudiation, modification or renegotiation of contracts, disputes and legal proceedings in international jurisdictions; import export quotas and export and import requirements; compliance with applicable anti-bribery law (including the Foreign Corrupt Practices Act of 1977, as amended); compliance with the U.S. Department of the Treasury's Office of Foreign Assets Control sanctions programs; confiscatory taxation; work stoppages or strikes; unexpected changes in regulatory requirements; wage and price controls; imposition of trade barriers; imposition or changes in enforcement of local content and cabotage laws; restrictions on currency or capital repatriations; currency fluctuations and devaluations and other forms of government regulation and economic conditions that are beyond our control.

Our business strategy is dependent upon, and limited by, the availability of adequate capital.

        Our business strategy will require additional capital for, among other purposes, acquiring additional trucks and entering new markets, which may include the acquisition of existing business and the related integration costs. If cash generated internally is insufficient to fund capital requirements, we will require additional debt or equity financing. Adequate financing may not be available or, if available, may not be available on terms satisfactory to us. In addition, the terms of the revolving credit facility and term loan and the Indenture may, under certain circumstances, limit our ability to pursue acquisitions or make capital expenditures. If we fail to obtain sufficient additional capital in the future or we are unable to make adequate capital expenditures or fund acquisitions, we could be forced to curtail our business strategies by reducing or delaying capital expenditures or postpone acquisitions. As a result, there can be no assurance that we will be able to execute on any of our business strategies.

We may be adversely impacted by fluctuations in the price and availability of diesel fuel and our ability to continue to collect fuel surcharges.

        Diesel fuel is a significant operating expense for our business. We do not hedge against the risk of diesel fuel price increases. An increase in diesel fuel prices or diesel fuel taxes, or any change in federal or state regulations that results in such an increase, could have an adverse effect on our operating results. Depending on the base rate and fuel surcharge levels agreed upon by our customers, there could be a delay in reflecting increases in our surcharges to customers resulting from a rapid and significant change in the cost of diesel fuel, which could also have a material adverse effect on our operating results. We continuously monitor the components of our pricing, including base freight rates and fuel surcharges, and address individual account profitability issues with our customers when necessary. Our fuel surcharge recovery may not capture increased costs we pay for fuel, especially when prices are rising. Further, during periods of low freight volumes, customers can use their negotiating leverage to negotiate fuel surcharge policies that are less favorable to us. While we have historically been able to adjust our base rate pricing and/or fuel surcharges to offset changes to the cost of diesel fuel, there is no guarantee that we will be able to do so in the future.

Our financial condition and business strategy may be adversely impacted by unfavorable market trends or if expected market trends do not materialize.

        We are a transportation and logistics provider and an over-the-road FVL company, and provide a critical component of the automotive supply chain, serving as the primary link in the delivery of finished vehicles from manufacturing plants, VDCs, seaports and railheads to new vehicle dealerships. Part of our business strategy is to take advantage of favorable growth trends in the automotive sector and to strategically expand into adjacent industry verticals that require premium asset and non-asset based freight logistics offerings. We also expect to benefit from market trends that create more demand for over-the-road FVL services. For example, rising shale oil production in the Bakken area in North Dakota, Montana and Canada and increased utility demand for coal have driven the sustained crowding of rail lines in the northern U.S., which has recently caused a modal shift from the transportation of some vehicles by rail to rigs. In addition, as the age of existing vehicles increases, we expect the demand for, and the production of, new replacement vehicles will also increase, which will result in an increased demand for the services we provide. However, if these market trends were to slow or reverse, or if they do not materialize, those events could have a material adverse effect on our business, operating results or financial condition, and, furthermore, we may not be able to realize some or all of our business strategy.

Sustained periods of abnormal weather can have a material adverse effect on our business.

        Our terminals may close due to heavy snow, which will negatively affect revenues on a particular business day that may not be recouped in the future. In addition, inefficiencies in our loading, unloading and transit times associated with cleaning snow off of trucks before use and cleaning snow off of revenue units before and after transporting them, increased lodging costs due to hours of service restrictions for our drivers and premium (overtime) pay required in order to complete the unit movements over weekends to make up for the inefficiencies caused by delayed delivery of on-ground customer inventories may also have a negative impact on earnings. For example, we experienced revenue declines and certain of these inefficiencies for a significant number of our locations as a result of the severe weather conditions during the first three months of 2014. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance." There can be no assurance that we will continue to manage our business effectively when influenced by severe weather events or that severe weather events will not have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our operations are subject to business interruptions and casualty losses.

        Our operations are subject to numerous inherent risks, particularly unplanned events such as inclement weather, union strikes, explosions, fires, other accidents and equipment failures. While our insurance coverage could offset losses relating to some of these types of events, our business, financial condition and results of operations could be materially adversely impacted to the extent any such losses are not covered by our insurance.

Insurance and claims expenses could have a material adverse effect on our business, financial condition and results of operations.

        We have a combination of both self-insurance and high-deductible insurance programs for the risks arising out of the services we provide and the nature of our operations, including claims exposure resulting from cargo loss, personal injury, property damage and related liabilities, and workers' compensation. Workers' compensation is determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we are retaining risk increases, our financial condition and results of operations could be adversely affected. If we lose our ability to self-insure these risks, our insurance costs could materially increase and we may find it difficult to obtain adequate levels of insurance coverage.

We rely on our information technology systems to manage numerous aspects of our business and a disruption of these systems could adversely affect our business.

        Our information technology, or IT, systems are an integral part of our business and a serious disruption to our IT systems could significantly limit our ability to manage and operate our business efficiently, which in turn could materially adversely impact our business, financial condition and results of operations. We depend on our IT systems for vehicle inventory management, load makeup, dispatch, delivery reporting and invoices. Our IT systems also enable us to ship products to our customers on a timely basis, maintain cost-effective operations and provide a high level of customer service. Some of our systems are not fully redundant, and our disaster recovery planning does not account for all eventualities.

        Our information technology systems also depend upon global communications providers, satellite-based communications systems, electric utilities, and telecommunications providers. We have no control over the operation, quality or maintenance of these services or whether vendors will improve their services or continue to provide services that are essential to our business. Disruptions or failures in the services upon which our information technology platforms rely may adversely affect the services we provide, which could increase our costs or result in a loss of customers that could have a material adverse effect on our results of operation.

        The security risks associated with information technology systems have increased in recent years because of the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our information technology security systems, or those of our third party service providers, as a result of cyber-attacks or unauthorized access to our network could disrupt our business, result in the disclosure or misuse of confidential or proprietary information, increase our costs and/or cause losses. We also confront the risk that a terrorist or other third parties may seek to use our property, including our information technology systems, to inflict major harm. We continually take steps to make appropriate enhancements to our information technology systems; however, our systems may be vulnerable to disruption, failure or unauthorized access which could have a material adverse effect on our consolidated financial statements.

Our parent, Jack Cooper Enterprises, Inc. ("JCEI") and its controlling stockholder may take actions that conflict with the interests of others.

        JCEI holds all of our outstanding common stock. T. Michael Riggs, our Chief Executive Officer, controls the majority of JCEI's outstanding voting common stock, which gives him indirect control over the election of our Board of Directors, the appointment of members of management and approval of all actions requiring the approval of the holders of our common stock, including adopting amendments to our certificate of incorporation and approving mergers, acquisitions or sales of all or substantially all of our assets. The interests of JCEI and its controlling stockholder could conflict with the interests of other stockholders or noteholders. JCEI and its controlling stockholder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in the stockholder's judgment, could enhance his equity investment, even though such transactions might involve risks to the interests of other stockholders or noteholders.

The indebtedness of our parent company, JCEI, may cause JCEI to make decisions with respect to our operations or require dividends and other distributions from us to service its debt at times when such decisions might not be in the best interests of the Company and the holders of the Exchange Notes.

        As of June 30, 2015, JCEI had outstanding $156 million in principal amount of unsecured senior notes (the "JCEI Notes") accruing pay-in-kind interest at a rate of 11.25% per annum. Neither we nor any of our subsidiaries are obligors on the JCEI Notes; however, in order to fund required cash payments of interest under the JCEI Notes, JCEI may require that we pay dividends to it or otherwise advance funds to it periodically. Under the JCEI Notes, JCEI is required to make cash interest payments at a rate of 10.5% per annum except in circumstances where we are not able to make payments to JCEI in the form of dividends or other distributions under our outstanding debt obligations, subject to certain caveats and exceptions set out in the JCEI Notes indenture. Therefore, JCEI would be motivated to request the payment of dividends, subject to approval of our Board of Directors, when we have capacity to pay such dividends to it. Our Board of Directors may decide to make such dividend payments as requested by JCEI at times that such cash could otherwise be used to grow our operations. Further, we and our subsidiaries are considered "restricted subsidiaries" under the JCEI Notes indenture. Therefore, JCEI is required to cause us and our subsidiaries to comply with covenants set forth in the JCEI Notes indenture. These covenants are substantially similar to the covenants in the Indenture; however, in situations where holders of the Exchange Notes might be willing to waive or amend the covenants in the Indenture, we may still be restricted by the JCEI Notes indenture from engaging in certain activities. Finally, if JCEI were to default under the indenture governing the JCEI Notes, holders of the JCEI Notes could attempt to pursue us and our subsidiaries through claims for veil piercing or other equitable considerations notwithstanding that we are not obligors on the JCEI Notes.

We may be adversely impacted by work stoppages or other labor matters.

        Our ability to perform daily operations on behalf of our customers is dependent upon our ability to attract and retain qualified drivers and mechanics to staff our terminals and garages. All drivers, shop mechanics and yard personnel are represented by various labor unions. Most of the Company's U.S. employees are represented by the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America (the "Teamsters") and covered by the National Master Automobile Transporters Agreement and Supplements (the "Master Agreement"). Other employees are represented by the International Association of Machinists and are covered under separate agreements.

Additionally, employees at our Canadian terminals are members of Teamsters Canada or Union for Canada ("Unifor"), formerly Canadian Auto Workers. The Canadian collective bargaining agreements expire between May 2016 and December 2018. Should we experience higher than historical Teamsters employee retirements or resignations, which possibly could occur as a result of efforts to seek wage relief and modifications to the Master Agreement, our ability to grow our business, maintain our current business levels and meet customer service requirements could be adversely impacted. We may not be able to retain existing Teamsters personnel at existing staffing levels or attract new Teamsters employees to replenish our work force, as necessary.

        We are a signatory to the Master Agreement with the Teamsters. As a result of being a party to the Master Agreement, we do not have exclusive control over proposals in bargaining with the Teamsters. In addition, we are a party to agreements with other labor unions. We may not be able to negotiate new union contracts as the current contracts expire, or that such contracts will be on terms acceptable to us or that these contracts will not result in increased labor costs, labor disruptions, increased employee turnover, higher risk management costs, or lost customer market share which could in turn have a material adverse effect on our financial condition, results of operations or customer relationships.

        Although we believe that our labor relations are positive, our facilities could experience a work stoppage or other labor disruptions. Any prolonged disruption involving our employees or our inability to renew labor agreements prior to expiration could have a material adverse impact on our results of operations and financial condition.

We are subject to various environmental and employee health and safety regulations that could impose substantial costs on us and may adversely impact our operating performance.

        Our business is subject to numerous federal, state and local laws, regulations and requirements that govern environmental and health and safety matters, including those relating to air emissions, wastewater discharges, regulated materials management, the generation, handling, storage, transportation, treatment and disposal of regulated wastes or substances, and those that impose liability for and require investigation and remediation of releases or threats of release of regulated substances, including at third-party owned off-site disposal sites, as well as laws and regulations that regulate workplace safety. In particular, under applicable environmental requirements, we may be responsible for the investigation and remediation of natural resource damages associated with, and third-party property damage or personal injury claims arising from, environmental conditions at currently and formerly owned, leased, operated or used sites and third-party owned disposal sites, regardless of fault or the legality of the activities that led to such contamination. Given the nature of the past operations conducted by us, our predecessors and others at our current and former properties, there can be no assurance that the extent of all soil and groundwater contamination has been identified and is being addressed at all of our owned or operated properties and it is possible that we could be required to conduct, or be held responsible for the cost of conducting, investigations and remediation at any of our current properties, at formerly owned or operated properties or at off-site disposal sites in the future.

        Compliance with environmental and health and safety laws and regulations and the requirements and terms and conditions of the environmental permits, licenses and other approvals that are required for the operation of our business may cause us to incur substantial capital costs and operating expenses and may impose significant restrictions or limitations on the operation of our business. Environmental and health and safety regulations and environmental permits, licenses and other approvals may also require us to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our facilities. In addition, the cost of complying with various environmental requirements is likely to increase over time, and there can be no assurance that the cost of compliance will not have a material adverse effect on our business, financial condition and results of operations. Moreover, violations of applicable environmental and health and safety laws and regulations or for the failure to have or comply with the terms and conditions of required environmental permits or other required approvals can lead to substantial fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring remedial or corrective measures, installation of pollution control equipment or other actions.

        Future developments, such as changes in the nature of our operations, or changes in laws and regulations (such as in response to climate change concerns) or more stringent enforcement or interpretation thereof could cause us to incur substantial losses or expenditures. In addition, future spills or releases of regulated substances or accidents or the discovery of currently unknown contamination could give rise to material losses, expenditures and environmental or health and safety liabilities, including liabilities resulting from lawsuits brought by private litigants or neighboring property owners or operators for personal injury or property damage related to the operation of our facilities or the land on which our facilities are located.

        Concern over climate change, including the impact of global warming, has led to significant legislative and regulatory efforts to limit carbon and other greenhouse gas emissions, and some form of federal, state, or regional climate change legislation is possible in the future. We are unable to determine with any certainty the effects of any future climate change legislation. However, emission-related regulatory actions have historically resulted in increased costs of revenue equipment and diesel fuel, and future legislation, if passed, could result in increases in these and other costs. Increased regulation regarding greenhouse gas emissions, including diesel engine emissions and/or total vehicle fuel economy, could impose substantial costs on us that may adversely impact our results of operations. We may also be subject to additional requirements related to customer-led initiatives or their efforts to comply with environmental programs. Until the timing, scope and extent of any future regulation or customer requirements become known, we cannot predict their effect on our cost structure or our operating results. Furthermore, although we are committed to mandatory and voluntary sustainability practices, increased awareness and any adverse publicity about greenhouse gas emissions emitted by companies in the transportation industry could harm our reputation or reduce customer demand for our services.

We operate in a highly regulated industry, and costs of compliance with, or liability for violations of, existing or future regulations could have a material adverse effect on our operating results.

        Various federal and state agencies exercise broad regulatory powers over the transportation industry, generally governing such activities as operations of and authorization to engage in motor carrier freight transportation, operations of non-vessel-operating common carriers, safety, contract compliance, insurance requirements, tariff and trade policies, taxation, and financial reporting. We could become subject to new or more restrictive regulations, such as regulations relating to engine emissions, drivers' hours of service, occupational safety and health, ergonomics, or cargo security. Compliance with such regulations could substantially reduce equipment productivity, and the costs of compliance could increase our operating expenses.

        Our drivers also must comply with the safety and fitness regulations promulgated by the U.S. Department of Transportation ("DOT)", including those relating to drug and alcohol testing and hours of service.

        Federal Motor Carrier Safety Administration's ("FMCSA") compliance, safety, accountability program and regulations could potentially result in a loss of business to other carriers, driver shortages, increased costs for qualified drivers, and driver and/or business suspension for noncompliance. A resulting decline in the availability of qualified drivers, coupled with additional personnel required to satisfy future revisions to hours-of-service regulations, could adversely impact our ability to hire drivers to adequately meet current or future business needs. Unsatisfactory FMCSA scores could result in a DOT intervention or audit, resulting in the assessment of fines, penalties, or a downgrade of our safety rating. Failures to comply with DOT safety regulations or downgrades in our safety rating could have a material adverse impact on our operations or financial condition. Increases in license and registration fees, bonding requirements, or taxes, including federal fuel taxes, or the implementation of new forms of operating taxes on the industry could also have an adverse effect on our operating results.

        The ongoing development of data privacy laws may require changes to our data security policies and procedures, and the associated costs of the changes required to maintain our compliance with standards in the U.S. and other jurisdictions in which we operate could adversely affect our operating results.

        We operate in the U.S. throughout the 48 contiguous states pursuant to operating authority granted by the DOT and in various Canadian provinces pursuant to operating authority granted by the Ministries of Transportation and Communications in such provinces. Such matters as weight, aerodynamics and equipment dimensions are subject to various government regulations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers' hours-of-service, ergonomics, on-board reporting of operations, collective bargaining, security at ports, and other matters affecting safety or operating methods.

We may be subject to withdrawal liability assessments related to multi-employer pension plans to which we make contributions pursuant to collective bargaining agreements.

        Pursuant to collective bargaining agreements that are currently in place with local unions (either affiliated with the Teamsters or the International Association of Machinists & Aerospace Workers (collectively, the "Unions")), we contribute to fourteen (14) different multi-employer pension plans on behalf of our covered union employees. Most of these pension plans are significantly underfunded. If we were to withdraw from any multi-employer pension plan, either voluntarily or otherwise, we could be assessed with a multi-million dollar withdrawal liability, which could have a material adverse effect on us. Further, in certain circumstances we could become subject to withdrawal liability due to events beyond our control. For example, if we ceased operations or drastically and permanently reduced operations at all of the locations related to a multi-employer pension plan due to the loss of a customer contract, and as a result permanently stopped contributing to such pension plan or significantly reduced contributions to such pension plan, we could be assessed a liability for a complete or partial withdrawal from such pension plan if it is underfunded at the time we ceased making contributions.

        In recent years, we have incurred withdrawal liability from several pension plans creating payment obligations. In 2011, we fully withdrew from the Automotive Industries Pension Plan incurring a $3.6 million pension plan liability payable in quarterly installments of principal and interest totaling less than $0.1 million through December 2031. In 2014, 2013, and 2012, we estimated that we had triggered partial withdrawal liabilities to the Western Conference Pension Trust. We received an assessment of $5.1 million for 2012 which differed from our estimate by less than $0.1 million and we currently have recorded liabilities related to the Western Conference Pension Trust for the 2012 assessment and the 2013 and 2014 withdrawal estimates of $8.4 million. On January 21, 2014, we received a notice of assessment of partial withdrawal from the Teamsters of Philadelphia and Vicinity Pension Plan (the "Philadelphia Plan") due to a decline in our contributions to the fund during the three year period from 2007 to 2009. The withdrawal liability of $1.6 million is payable in quarterly installments through September 2015 of principal and interest totaling less than $0.3 million with interest. On July 9, 2015, we received an assessment from the Philadelphia Plan, indicating that we have a partial withdrawal liability of $3.7 million related to the portion of the declines in contributions to the fund during the periods between 2009 and 2011. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In addition, to the extent these multi-employer pension plans remain or become further underfunded, upon the expiration of our collective bargaining agreements, we could be subject to additional contribution requirements as negotiated between us and the Unions which could have a material adverse effect on our financial performance.

Our business could be harmed by antiterrorism measures.

        As a result of terrorist attacks on the United States, federal, state and municipal authorities have implemented and may implement in the future various security measures, including checkpoints and travel restrictions on large trucks. Although many companies would be adversely affected by any slowdown in the availability of freight transportation, the negative impact could affect our business disproportionately. If security measures disrupt the timing of deliveries, we could fail to meet the needs of our customers or could incur increased costs in order to do so. New antiterrorism measures may be implemented from time to time and that such new measures could have a material adverse effect on our business, results of operations, or financial condition.

Current and future legal proceedings could adversely affect us and our operations.

        We cannot predict the outcome of pending or future legal proceedings, which could result in judgments that could negatively impact our financial condition, results of operations, liquidity or capital resources. We may incur significant legal fees and expenses in connection with pending litigation, which may also divert management's attention from our business. See "—Legal Proceedings."

Our total assets include goodwill and other indefinite-lived intangibles. If we determine that these items have become impaired in the future, net income could be materially and adversely affected.

        As of June 30, 2015, we had recorded goodwill of $32.4 million and certain indefinite-lived intangible assets of $20.4 million. Goodwill represents the excess of cost over the fair market value of net assets acquired in business combinations. In accordance with Financial Accounting Standards Board Accounting Standards Codification, ASC Topic 350, "Intangibles—Goodwill and Other," or ASC Topic 350, we test goodwill and indefinite-lived intangible assets for potential impairment annually and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Any excess in carrying value over the estimated fair value is charged to our results of operations. We recorded an impairment of $14.2 million of goodwill and $1.2 million of intangible asset impairment in our Logistics segment during the period ended June 30, 2015. We also recorded an impairment of $4.7 million related to goodwill in our Logistics segment during the year ended December 31, 2013. We may never realize the full value of our intangible assets. Any further determinations requiring the write-off of a significant portion of intangible assets could have an adverse effect on our financial condition and results of operations. No impairment was recorded for the years ended December 31, 2014 and 2012.

We are dependent on key personnel and the loss of one or more of those key personnel could have a material adverse effect on our operating results.

        Competition for qualified employees and personnel in the automotive transportation industry is intense and there are a limited number of qualified persons with knowledge of and experience in the automotive transportation industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. Our success depends to a significant degree upon our ability to attract and retain qualified management, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. In particular, our success is highly dependent upon the abilities of our senior executive management. We believe this management team, comprised of individuals who have worked in the automotive transportation industry for many years and with significant experience pursuing an acquisition strategy is integral to implementing our business plan. The loss of the services of one or more of them could have a material adverse effect on our operating results.

Our reported financial condition and results of operations are subject to exchange rate fluctuations.

        As a result of the Allied Acquisition, we now have expanded operations in Canada and new operations in Mexico, which presents further risk exposure related to foreign exchange fluctuations. Our reported financial condition and results of operations are reported in multiple currencies, including the Canadian dollar and Mexican peso, and are then translated into U.S. dollars at the applicable exchange rate for inclusion in our consolidated financial statements. Appreciation of the U.S. dollar against the Canadian dollar or Mexican peso will have a negative impact on our reported net sales and operating income while depreciation of the U.S. dollar against such currencies will have a positive effect on reported net sales and operating income.

During 2014, management identified a material weakness in our internal control over financial reporting in the area of revenue recognition. If we fail to maintain proper and effective internal controls, our ability to procure accurate and timely financial statements could be impaired, which could adversely affect investor confidence in our reported financial information.

        During the third quarter of 2014, management determined that the Company had a material weakness in its internal controls over financial reporting in the area of revenue recognition. A material weakness is a deficiency, or combination of deficiencies in internal controls over financial reporting that results in a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The Company developed and implemented a plan to remediate the material weakness and investigated the root cause of the material weakness. Management believes that the actions taken have remediated the material weakness. However, we cannot assure you that similar material weaknesses will not recur.

        In addition, we may in the future discover additional areas of our internal controls that need improvement. We cannot be certain that we will be successful in implementing or maintaining adequate internal control over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. Additionally, the existence of any additional material weaknesses or significant deficiencies could require management to devote significant time and incur significant expense to remediate any such material weakness or significant deficiency, and management may not be able to remediate any such material weakness or significant deficiency in a timely manner. The existence of any material weakness or significant deficiency in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could materially and adversely affect us.

The requirements of being a public reporting company, including compliance with the reporting requirements of the Exchange Act, the requirements of the Sarbanes-Oxley Act of 2002 and adoption of corporate governance practices that are customary for public companies, may strain our resources, increase our costs, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        Upon effectiveness of the registration statement of which this prospectus is a part, we will become subject to certain provisions of the Sarbanes-Oxley Act, which will require us to comply with additional requirements relating to internal controls. These regulations impose complex and continually changing regulatory requirements on our operations and reporting, impose comprehensive reporting and disclosure requirements, set stricter independence and financial expertise standards for directors, and impose civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations.

        We may incur significant additional legal, compliance and accounting costs as a result of becoming subject to the Sarbanes-Oxley Act, and our management may be required to devote significant time or incur significant additional expense in order to comply with such requirements and to remediate any material weaknesses or deficiencies that may be identified. In addition, it could increase the difficulty and expense of obtaining director and officer liability insurance, and make it harder for us to attract and retain qualified directors and executive officers. Any inability to comply with such requirements may negatively impact our results of operations, our financial condition, or our reputation.

Risks Related To Our Industry

Our business is subject to several general economic and business factors, which affect the broader industry, exist beyond our control, and any of which could have a material adverse effect on our operating results.

        These factors include limited or excess capacity in the trucking industry, deficits or surpluses in the market for used equipment, interest rates, license and registration fees and insurance premiums.

We may be affected by pricing pressures in our industry.

        We operate in a highly competitive and fragmented industry, and our business may suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers. Some of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates, maintain our margins or maintain significant growth in our business, which may have an adverse effect on our financial condition and operating results.

Automotive OEMs may choose to integrate vertically and provide services in house.

        To our knowledge, only Toyota and Chrysler provide automotive transport services in house, with Toyota operating 91 trucks and Chrysler operating 33 trucks. If they choose to continue to increase the amount of transportation services they provide for themselves or if any of our other existing customers decide to provide such services in-house, we may experience a loss of such customer or a reduction in services rendered to them which may have an adverse effect on our financial condition and operating results.

We may be affected by labor issues in the broader transportation industry.

        Difficulty in attracting drivers could affect our profitability and ability to grow. Periodically, the transportation industry experiences difficulty in attracting and retaining qualified drivers, including independent contractors, resulting in intense competition for drivers. We have from time to time experienced underutilization and increased expenses due to a shortage of qualified drivers. If we are unable to attract drivers when needed or contract with independent contractors when needed, we could be required to further adjust our driver compensation packages or let trucks sit idle, which could adversely affect our growth and profitability. If we are unable to retain drivers, our business, financial condition and results of operations could be harmed.

The trucking industry is capital intensive.

        If we are unable to generate sufficient cash from operations in the future, we may have to limit our growth, enter into financing arrangements or operate our revenue equipment for longer periods, any of which could have a material adverse effect on our profitability.

Risks Related to the Exchange Notes and the Exchange Offer

Our substantial indebtedness could adversely affect our financial health and prevent us from fulfilling our obligations.

        Upon completion of this offering, we will have a significant amount of indebtedness. As of June 30, 2015, we had $490.5 million of indebtedness including $37.0 million related to the revolving credit facility and $62.5 million related to our term loan.

        We have substantial indebtedness, which could have important consequences, including making it more difficult for us to satisfy our financial obligations; increasing our vulnerability to general adverse economic, industry and competitive conditions; reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes because we will be required to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness; limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; placing us at a competitive disadvantage compared to our competitors that are less highly leveraged and that, therefore, may be able to take advantage of opportunities that our leverage prevents us from exploiting; and limiting our ability to borrow additional funds.

        Our ability to make scheduled payments on or to refinance our indebtedness, including the Exchange Notes, and to fund working capital needs and planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under our revolving credit facility or otherwise in an amount sufficient to enable us to pay our indebtedness, including the Exchange Notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before the maturity of the debt. We cannot assure you that we will be able to refinance any of our indebtedness, including our revolving credit facility, term loan and the Exchange Notes, on commercially reasonable terms or at all.

        Our revolving credit facility bears interest at variable rates. If market interest rates increase, we will have higher debt service requirements, which could materially adversely affect our cash flow and prevent us from fulfilling our obligations under the Exchange Notes.

Despite current indebtedness levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

        The terms of the Indenture permit us to incur substantial additional indebtedness, including additional secured indebtedness, in the future. Although the Indenture and our revolving credit facility and term loan contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions and, under certain circumstances, the amount of indebtedness that could be incurred in compliance with these restrictions could be substantial. If we incur additional indebtedness, the related risks that we now face would intensify and could further exacerbate the risks associated with our substantial leverage.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Exchange Notes.

        Any default under the agreements governing our indebtedness, including a default under our revolving credit facility or term loan, not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could make us unable to pay principal, premium, if any, and interest on the Exchange Notes and substantially decrease the market value of the Exchange Notes. If we are unable to generate sufficient cash flows and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the agreements governing our indebtedness, including our revolving credit facility and term loan, we could be in default. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed under such agreements to be due and payable, together with accrued and unpaid interest, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may need to obtain waivers from the required lenders under our revolving credit facility and term loan or other debt that we may incur in the future to avoid being in default. If we breach our covenants under our revolving credit facility or term loan and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our revolving credit facility or term loan, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations, such as the lenders under our revolving credit facility and term loan and holders of the Exchange Notes, could proceed against the collateral securing the debt. Because the indenture, revolving credit facility and term loan have cross-default provisions, if the indebtedness under the Exchange Notes or under our revolving credit facility or any of our other debt is accelerated, we may be unable to repay or finance the amounts due.

We are a holding company and depend upon the earnings of our subsidiaries to make payments on the Exchange Notes.

        We are a holding company and conduct all of our operations through our subsidiaries. All of our operating income is generated by our operating subsidiaries. We must rely on dividends and other advances and transfers of funds from our subsidiaries, and earnings from our investments in cash, to provide the funds necessary to meet our debt service obligations, including payment of principal and interest on the Exchange Notes. Although we are the sole stockholder of each of our operating subsidiaries and therefore able to control their respective declarations of dividends, applicable laws may prevent our operating subsidiaries from being able to pay such dividends. In addition, such payments may be restricted by claims against our subsidiaries by their creditors, such as suppliers, vendors, lessors, and employees, and by any applicable bankruptcy, reorganization, or similar laws applicable to our operating subsidiaries. The availability of funds, and therefore the ability of our operating subsidiaries to pay dividends or make other payments or advances to us, will depend upon their operating results.

Sales of assets by us or the guarantors could reduce the pool of assets securing the Exchange Notes and the Exchange Guarantees.

        The security documents relating to the Exchange Notes will allow us and the guarantors to remain in possession of, retain exclusive control over, freely operate and collect and invest and dispose of any income from, the collateral securing the Exchange Notes. To the extent we sell any assets that constitute such collateral, the proceeds from such sale will be subject to the liens securing the Exchange Notes only to the extent such proceeds would otherwise constitute "collateral" securing the Exchange Notes and the subsidiary guarantees under the security documents, and will also be subject to the security interest of creditors other than the holders of the Exchange Notes, some of which may be senior or prior to the liens held by the holders of the Exchange Notes, such as the lenders under our revolving credit facility and term loan, who have a first-priority lien in certain of the collateral securing the Exchange Notes. To the extent the proceeds from any such sale of collateral do not constitute "collateral" under the security documents, the pool of assets securing the Exchange Notes and the guarantees would be reduced and the Exchange Notes and the guarantees would not be secured by such proceeds.

The Indenture and our revolving credit facility and term loan impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

        The Indenture and our revolving credit facility and term loan contain restrictions on our activities, including covenants that limit our and our restricted subsidiaries' ability to transfer or sell assets or use asset sale proceeds; incur or guarantee additional debt or issue preferred equity securities; pay dividends, redeem subordinated debt, if any, or make other restricted payments; make certain investments; create or permit liens on our assets; pay dividends or make other payments affecting our restricted subsidiaries; enter into transactions with affiliates; and merge, consolidate or transfer all or substantially all of our or our restricted subsidiaries' assets.

        Our revolving credit facility requires us to meet certain financial ratios and minimum availability levels. We may not be able to maintain these ratios and levels, and if we fail to be in compliance with these tests, we may not be able to borrow the full amount available under our revolving credit facility, which could make it difficult for us to operate our business.

        The restrictions in the Indenture and our revolving credit facility and term loan may prevent us from taking actions that we believe would be in the best interest of our business, and may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. We also may incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We cannot assure that we will be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements or that we will be able to refinance our debt on terms acceptable to us, or at all. The breach of any of these covenants and restrictions could result in a default under the Indenture or under our revolving credit facility. An event or default under our debt agreements would permit our lenders to declare all amounts borrowed from them to be due and payable.

We may not have the funds necessary to satisfy all of our obligations under the revolving credit facility, the term loan, the Exchange Notes or other indebtedness in connection with certain change of control events.

        Upon the occurrence of specific kinds of change of control events, the Indenture requires us to make an offer to repurchase all outstanding Exchange Notes at 101% of the principal amount thereof, plus accrued and unpaid interest (and additional interest, if any) to the date of repurchase. However, it is possible that we will not have sufficient funds, or the ability to raise sufficient funds, at the time of the change of control to make the required repurchase of the Exchange Notes. In addition, restrictions under our revolving credit facility and term loan may not allow us to repurchase the Exchange Notes upon a change of control. If we could not refinance such debt or otherwise obtain a waiver from the holders of such debt, we would be prohibited from repurchasing the Exchange Notes, which would constitute an event of default under the indenture. Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "Change of Control" under the Indenture. See "Description of the Exchange Notes—Change of Control."

        In addition, our revolving credit facility provides that certain change of control events constitute an event of default under our revolving credit facility. Such an event of default entitles the lenders thereunder to, among other things, cause all outstanding debt obligations under the revolving credit facility to become due and payable and to proceed against the collateral securing our revolving credit facility. Any event of default or acceleration of the revolving credit facility will likely also cause a default under the terms of our other indebtedness.

The collateral is subject to casualty risks and there may not be sufficient collateral to pay all or any portion of the Exchange Notes.

        We are obligated under the collateral arrangements to maintain adequate insurance or otherwise insure against hazards. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. It is possible that the insurance proceeds will not compensate us fully for our losses.

        Indebtedness and other obligations under our revolving credit facility, term loan, the Exchange Notes and certain other senior secured indebtedness that we may incur in the future will be secured by liens on substantially all of our assets. Pursuant to the terms of an intercreditor agreement, the lien on certain of our and the guarantors' assets that will secure the Exchange Notes and the guarantees will be contractually subordinated to a lien that will secure our revolving credit facility and term loan to the extent of the collateral securing the revolving credit facility and term loan and certain other permitted indebtedness. Additionally, certain permitted indebtedness may be secured by liens that have priority by law. Consequently, the Exchange Notes and the Exchange Guarantees will be effectively subordinated to borrowings under our revolving credit facility and term loan and certain other permitted indebtedness to the extent of the value of such assets. Therefore, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, or an acceleration of our indebtedness under our revolving credit facility or any other contractually senior claims, the assets that secure these contractually senior claims on a first-priority basis must be used first to pay these contractually senior claims in full before any payments are made therewith on the Exchange Notes.

        The value of the assets pledged as collateral for the Exchange Notes could be impaired in the future as a result of changing economic conditions, competition or other future trends. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the collateral will be sufficient to pay our obligations under the Exchange Notes, in full or at all, after first satisfying our obligations in full under contractually senior claims. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the Exchange Notes. Any claim for the difference between the amount, if any, realized by holders of the Exchange Notes from the sale of the collateral securing the Exchange Notes and the obligations under the Exchange Notes would rank equally in right of payment with all of our unsecured senior indebtedness.

        Additionally, the terms of the Indenture will allow us to issue additional notes in certain circumstances. The Indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the Indenture will rank pari passu with the Exchange Notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the Indenture may have the effect of significantly diluting noteholders' ability to recover payment in full from the then existing pool of collateral. In addition, releases of collateral from the liens securing the Exchange Notes are permitted under some circumstances.

Securities of our subsidiaries will be considered to be pledged to secure the Exchange Notes only to the extent and for so long as that pledge would not require the filing of separate financial statements with the SEC for that subsidiary. As a result, the Exchange Notes could be secured by less collateral than our other senior indebtedness, including the revolving credit facility and the term loan.

        Subject to various exceptions that are described below and elsewhere in this prospectus, the Exchange Notes are secured by a pledge of the assets of the Company and the guarantors, including the capital stock and other securities of the Company's domestic subsidiaries (and 65% of the capital stock of the Company's first-tier foreign subsidiaries) as of the date of this prospectus. Under the SEC regulations currently in effect, if the aggregate principal amount, par value, book value as carried by us or market value, whichever is greatest, of the capital stock and other securities or similar items of a subsidiary that are pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of notes then outstanding, such a subsidiary would be required to provide separate financial statements in filings with the SEC. The security agreement governing the 2020 Notes provides that any capital stock and other securities of any of the Company's subsidiaries will automatically be deemed not to be collateral securing the Exchange Notes for so long as the pledge of such capital stock or other securities would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X or another similar rule (the "Collateral Cutback Provision").

        We conduct substantially all of our business through the Company's subsidiaries, one of which currently has capital stock that we estimate has a book and market value in excess of 20% of the aggregate principal amount of the Exchange Notes, or $75.0 million. We estimate that, for purposes of Rule 3-16, the value of the capital stock of Jack Cooper Transport exceeded 20% of the principal amount of the notes as of December 31, 2014. Accordingly, the pledge of capital stock and other securities with respect to such subsidiary will be subject to the Collateral Cutback Provision and limited in value to less than 20% of the aggregate principal amount of the Exchange Notes. Based on our estimates, the aggregate percentage of our consolidated assets and revenues represented by Jack Cooper Transport as of December 31, 2014 are approximately 86% and 94%, respectively. As a result, holders of the Exchange Notes could lose a significant portion of their security interest in the capital stock or other securities of Jack Cooper Transport, or any other subsidiary that becomes subject to the Collateral Cutback Provision.

        We have not had an external third-party market valuation conducted as to the capital stock of the Company's subsidiaries, so our estimates should not be considered an indication as to what such subsidiaries might be able to be sold for in the market. Our estimate of the book value of each subsidiary was based on the book value of such subsidiary under GAAP, without eliminating intercompany balances. Our estimate of the market value of each subsidiary was based on internal management estimates. Furthermore, the list of the Company's subsidiaries that are subject to the Collateral Cutback Provision may change due to changes in such estimates or the outstanding principal amount of the Exchange Notes.

        We are permitted to incur other senior secured indebtedness with a pari passu lien in the collateral. If that indebtedness is not notes or other securities that trigger the requirements of Rule 3-16 (such as credit facility debt or notes or other securities that are not registered under the Securities Act or Exchange Act), it will not be subject to the Collateral Cutback Provision. Accordingly, even though those other series of senior secured indebtedness are meant to have a pari passu lien in the collateral, they may actually have a more extensive collateral package than the Exchange Notes. In addition, they will not be required by the terms of any intercreditor agreement to pursue enforcement against any specific collateral before collecting ratably with the Exchange Notes. Accordingly, future indebtedness that is intended to have a pari passu lien with the Exchange Notes may actually have a more extensive collateral package and may recover more ratably than the notes in any enforcement situation. In addition, the security granted in favor of lenders under the revolving credit facility and term loan is not subject to the Collateral Cutback Provision, so the collateral package securing the obligations under such facilities will include a second-priority pledge of all capital stock of the Company's domestic subsidiaries and 65% of the Company's first-tier foreign subsidiaries.

        It may be more difficult, costly and time-consuming for holders of the Exchange Notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary.

The security interest in after-acquired property may not be perfected promptly or at all.

        Applicable law requires that security interests in certain property, such as motor vehicles and real property, acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the trustee or the collateral agent will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. Neither the trustee nor the collateral agent has an obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in certain of the after-acquired collateral or the priority of the security interest in favor of the Exchange Notes against third parties.

There are circumstances other than repayment or discharge of the Exchange Notes under which the collateral securing the Exchange Notes and Exchange Guarantees will be released automatically, without your consent or the consent of the trustee.

        Under various circumstances, all or a portion of the collateral securing the Exchange Notes and the Exchange Guarantees may be released, including to enable the sale, transfer or other disposal of such collateral in a transaction not prohibited under the Indenture or the agreements governing our revolving credit facility and term loan, including the sale of any entity in its entirety that owns or holds such collateral; and with respect to collateral held by a guarantor, upon the release of such guarantor from its Exchange Guarantee.

        In addition, the Exchange Guarantee of a guarantor will be released in connection with a sale of such guarantor in a transaction not prohibited by the Indenture. Also, in certain instances after the disposition of assets or the ownership interest of a guarantor, such assets and such guarantor will be released if the first lien holders of first-priority claims have also released their liens.

The lien on the ABL Collateral securing the Exchange Notes and the Exchange Guarantees is junior and subordinate to the lien on the ABL Collateral securing our revolving credit facility and term loan and certain other first lien obligations.

        The Exchange Notes and the Exchange Guarantees will be secured by first-priority liens granted by us and the existing guarantors and any future guarantor on certain of our assets and certain of the assets of the guarantors (excluding the ABL Collateral) and second priority liens granted by us and the existing guarantors and any future guarantor on the ABL Collateral and certain hedging and cash management obligations, subject to certain permitted liens, exceptions and encumbrances described in the Indenture and the security documents relating to the Exchange Notes. As set out in more detail under "Description of the Exchange Notes," the lenders under our revolving credit facility and term loan and holders of certain of our hedging and cash management obligations will be entitled to receive all proceeds from the realization of the ABL Collateral under certain circumstances, including upon default in payment on, or the acceleration of, any obligations under our revolving credit facility and term loan, or in the event of our, or any of our subsidiary guarantors', bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, to repay such obligations in full before the holders of the Exchange Notes will be entitled to any recovery from such collateral. In addition, the Indenture will permit us and the guarantors to create additional liens under specified circumstances, including liens senior in priority to and pari passu with the liens securing the Exchange Notes. Any obligations secured by such liens may further limit the recovery from the realization of the ABL Collateral available to satisfy holders of the Exchange Notes.

Holders of the Exchange Notes will not control decisions regarding the ABL Collateral.

        The lenders under our revolving credit facility and our term loan, as holders of first-priority lien obligations on the ABL Collateral, will control substantially all matters related to such collateral, pursuant to the terms of the intercreditor agreement. The holders of the first-priority lien obligations may cause the collateral agent thereunder (the "first lien agent") to dispose of, release, or foreclose on, or take other actions with respect to, the ABL Collateral (including amendments of and waivers under the security documents) with which holders of the Exchange Notes may disagree or that may be contrary to the interests of holders of the Exchange Notes, even after a default under the Exchange Notes. To the extent ABL Collateral is released from securing the first priority lien obligations, the intercreditor agreement will provide that in certain circumstances, the second priority liens securing the Exchange Notes will also be released. In addition, the security documents related to the second priority lien generally provide that, so long as the first priority lien obligations are in effect, the holders of the first priority lien obligations may change, waive, modify or vary the security documents governing such first priority liens without the consent of the holders of the Exchange Notes (except under certain limited circumstances) and that the security documents governing the second priority liens will be automatically changed, waived and modified in the same manner. Further, the security documents governing the second priority liens may not be amended in any manner adverse to the holders of the first-priority obligations without the consent of the first lien agent until the first priority lien obligations are paid in full. The intercreditor agreement will prohibit second priority lienholders from foreclosing on the collateral until payment in full of the first priority lien obligations. We cannot assure you that in the event of a foreclosure by the holders of the first priority lien obligations, the proceeds from the sale of collateral would be sufficient to satisfy all or any of the amounts outstanding under the Exchange Notes after payment in full of the obligations secured by first priority liens on the collateral.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the Exchange Notes and the Exchange Guarantees.

        The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate and collect, invest and dispose of any income from, the collateral securing the Exchange Notes and the Exchange Guarantees. With respect to any release of collateral, we must deliver to the Exchange Notes collateral agent, from time to time, an officer's certificate to the effect that all releases and withdrawals during the preceding six-month period in which no release or consent of the Exchange Notes collateral agent was obtained in the ordinary course of business were not prohibited by the Indenture. See "Description of the Exchange Notes."

It may be difficult to realize the value of the collateral pledged to secure the Exchange Notes and the Exchange Guarantees.

        The security interest of the collateral agent may be subject to practical problems generally associated with the realization of security interests in the collateral. For example, the collateral agent may need to obtain the consent of a third party or governmental agency to obtain or enforce a security interest in a license or contract or to otherwise operate our business. We cannot assure you that the collateral agent will be able to obtain any such consent. If the trustee exercises its rights to foreclose on certain assets, transferring required government approvals to, or obtaining new approvals by, a purchaser of assets may require governmental proceedings with consequent delays. In addition, any foreclosure on the assets of a subsidiary, rather than upon its capital stock as a result of the stock of such subsidiary being an "excluded asset," may result in delays and additional expense, as well as less proceeds than would otherwise have been the case.

        In addition, the collateral agent for the Exchange Notes may need to evaluate the impact of potential liabilities before determining to foreclose on the collateral, because entities that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at the secured property. In this regard, the collateral agent may decline to foreclose on the collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the holders. Finally, the collateral agent's ability to foreclose on the collateral on behalf of the holders of the Exchange Notes may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the collateral agent's lien on the collateral.

Corporate benefit laws and other limitations on the Exchange Guarantees may adversely affect the validity and enforceability of the Exchange Guarantees of the Exchange Notes.

        The guarantees of the Exchange Notes by the guarantors provide the holders of the Exchange Notes with a claim against the assets of the guarantors. Each of the guarantees and the amount recoverable under the guarantees, however, will be limited to the maximum amount that can be guaranteed by a particular guarantor without rendering the guarantee, as it relates to that guarantor, voidable or otherwise ineffective under applicable law. In addition, enforcement of any of these guarantees against any guarantor will be subject to certain defenses available to guarantors generally. These laws and defenses include those that relate to fraudulent conveyance or transfer, voidable preference, corporate purpose or benefit, preservation of share capital, thin capitalization and regulations or defenses affecting the rights of creditors generally. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee.

Rights of holders of Exchange Notes may be adversely affected by bankruptcy proceedings.

        The right of the collateral agent for the Exchange Notes to repossess and dispose of the collateral securing the Exchange Notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the Exchange Notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use collateral, and the proceeds, products, rents, or profits of the collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Exchange Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Exchange Notes would be compensated for any delay in payment or loss of value of the collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Exchange Notes, the holders of the Exchange Notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

Under certain circumstances a court could cancel the Exchange Notes or the Exchange Guarantees.

        Our issuance of the Exchange Notes and the issuance of the Exchange Guarantees may be subject to review under federal or state fraudulent transfer law. If we become a debtor in a case under the

U.S. Bankruptcy Code or encounter other financial difficulty, a court might avoid or cancel our obligations under the Exchange Notes. The court might do so, if it found that when we issued the Exchange Notes: (i) we received less than reasonably equivalent value or fair consideration and (ii) we either (a) were or were rendered insolvent, (b) were left with inadequate capital to conduct our business or (c) believed or reasonably should have believed that we would incur debts beyond our ability to pay. The court might also avoid the Exchange Notes, without regard to factors (i) and (ii), if it found that we issued the Exchange Notes with actual intent to hinder, delay or defraud our creditors.

        Similarly, if one of the guarantors becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulties, a court might cancel its Exchange Guarantee, if it found that when the guarantor issued its Exchange Guarantee, or in some jurisdictions, when payments became due under the Exchange Guarantee, factors (i) and (ii) above applied to the guarantor, or if it found that the guarantor issued its Exchange Guarantee with actual intent to hinder, delay or defraud its creditors. A court would likely find that neither we nor any guarantor received reasonably equivalent value or fair consideration for incurring our obligations under the Exchange Notes and Exchange Guarantees unless we or the guarantors benefited directly or indirectly from the Exchange Notes' issuance. In other instances, courts have found that an issuer did not receive reasonably equivalent value or fair consideration if the proceeds of the issuance were used to finance an acquisition of the issuer, although we cannot predict how a court would rule in this case.

        The test for determining solvency for purposes of the foregoing will vary depending on the law of the jurisdiction being applied. In general, a court would consider an entity insolvent either if the sum of its existing debts exceeds the fair value of all of its property, or its assets' present fair saleable value is less than the amount required to pay the probable liability on its existing debts as they become due. For this analysis, "debts" includes contingent and unliquidated debts.

        The Indenture limits the liability of each guarantor on its Exchange Guarantee to the maximum amount that the guarantor can incur without risk that the Exchange Guarantee will be subject to avoidance as a fraudulent transfer. We cannot assure you that this limitation will protect the Exchange Guarantees from fraudulent transfer claim or, if it does, that the remaining amount due and collectible under the Exchange Guarantees would suffice, if necessary, to pay the Exchange Notes in full when due. If a court voided our obligations under the Exchange Notes and the obligations of all of the guarantors under their Exchange Guarantees, you would cease to be our creditors or creditors of the guarantors and likely have no source from which to recover amounts due under the Exchange Notes. Even if the Exchange Guarantee of a guarantor is not avoided as a fraudulent transfer, a court may subordinate the Exchange Guarantee to that guarantor's other debt. In that event, the Exchange Guarantees would be structurally subordinated to all of the guarantor's other debt.

Any future pledge of collateral may be avoidable in bankruptcy.

        Any future pledge of collateral in favor of the collateral agent for the Exchange Notes, including pursuant to security documents delivered after the date of the Indenture, may be avoidable in bankruptcy if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the Exchange Notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

The value of the collateral securing the Exchange Notes and the Exchange Guarantees may not be sufficient to secure postpetition interest.

        In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against us, holders of the Exchange Notes will only be entitled to post-petition interest under the U.S. Bankruptcy Code to the extent that the value of their security interest in the collateral securing the

Exchange Notes and the Exchange Guarantees is greater than their pre-bankruptcy claim. Holders of the Exchange Notes that have a security interest in collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. No appraisal of the fair market value of the collateral has been prepared in connection with this offering and therefore the value of the noteholders' interest in the collateral may not equal or exceed the principal amount of the Exchange Notes.

If you do not exchange your Original Notes pursuant to this exchange offer, you may never be able to sell your Original Notes and you will continue to be subject to the risks stated herein relative to the Exchange Notes.

        It may be difficult for you to sell your Original Notes that are not exchanged in the exchange offer. The Original Notes may not be offered or sold unless they are registered or there are exemptions from the registration requirements under the Securities Act and applicable state securities laws. If you do not tender your Original Notes or if we do not accept some of your Original Notes, those notes will continue to be subject to the transfer and exchange restrictions in:

  •
  the Indenture;

  •
  the legend on the Original Notes; and

  •
  the offering memorandum relating to the Original Notes.

        The restrictions on transfer of your Original Notes arise because we issued the Original Notes pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the Original Notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold pursuant to an exemption from such requirements. Holders who do not tender their Original Notes will not have any further registration rights under the registration rights agreements or otherwise, and we do not intend to register the Original Notes under the Securities Act. To the extent Original Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Original Notes would be adversely affected. See "The Exchange Offer—Procedures for Tendering."

        Further, the Original Notes are subject to all of the risks stated herein with respect to the Exchange Notes. Therefore, in addition to the transfer restrictions, a holder of Original Notes who does not exchange them will continue to have all of the risks inherent in ownership of debt securities of the Company.

There is no active market for the Exchange Notes and if an active trading market does not develop for the Exchange Notes you may not be able to resell them.

        The Exchange Notes are a new issue of securities. There is no active public trading market for the notes. We do not intend to apply for listing of the Exchange Notes on a security exchange. The liquidity of the trading market in the Exchange Notes and the market prices quoted for the Exchange Notes may be adversely affected by changes in the overall market for this type of securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for the Exchange Notes, you may not be able to sell the Exchange Notes, or, even if you can sell the Exchange Notes, you may not be able to sell them at an acceptable price.

Some holders that exchange their Original Notes may be required to comply with registration and prospectus delivery requirements in connection with the sale or transfer of their Exchange Notes.

        Holders that exchange Original Notes in the exchange offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes which were acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be a statutory underwriter under the Securities Act and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Holders that are required to comply with the registration and prospectus delivery requirements may face additional burdens on the transfer of their Exchange Notes and could incur liability for failure to comply with applicable requirements.

The consummation of the exchange offer may not occur.

        We are not obligated to complete the exchange offer under certain circumstances. See "The Exchange Offer—Conditions." Even if the exchange offer is completed, it may not be completed on the schedule described in this prospectus. Accordingly, holders participating in the exchange offer may have to wait longer than expected to receive their Exchange Notes. You may be required to deliver prospectuses and comply with other requirements in connection with any resale of the exchange notes.

Holders of the Original Notes who do not tender their Original Notes will have no further rights under the registration rights agreements, including registration rights and the right to receive additional interest.

        Holders that are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights or any right to receive additional interest under the registration rights agreements or otherwise.

Your Original Notes will not be accepted for exchange if you fail to follow the applicable exchange offer procedures and, as a result, your Original Notes will continue to be subject to existing transfer restrictions and you may not be able to sell them.

        We will not accept your Original Notes for exchange if you do not follow the applicable exchange offer procedures. We will issue Exchange Notes as part of the applicable exchange offer only after timely receipt of your Original Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your Original Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Original Notes, a properly completed and duly executed letter of transmittal and other required documents by the expiration date of the applicable exchange offer, we will not accept your Original Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange. If there are defects or irregularities with respect to your tender of Original Notes, we will not accept your Original Notes for exchange.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Original Notes in like principal amount. The Original Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Issuance of the Exchange Notes will not result in a change in our amount of outstanding debt.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratio of earnings to fixed charges on a consolidated basis for each of the periods indicated.

	Year Ended December 30,								Six Months Ended June 30,
	2010		2011		2012	2013	2014		2014		2015
Ratio of Earnings to Fixed Charges(1)		(2)		(2)	0.83	0.16		(2)		(2)		(2)

(1)
For purposes of computing the ratio of earnings to fixed charges, "earnings" are defined as (i) net loss before income taxes less (ii) net loss (income) attributable to non-controlling interest plus (iii) fixed charges. "Fixed charges" consist of interest on all indebtedness, amortization of debt expense, plus an estimated interest component of rent expense.

(2)
Earnings were insufficient to cover fixed charges by $32.1 million, $26.3 million, $61.5 million, $26.6 million, and $41.5 million for the years ended December 31, 2010, 2011 and 2014 and for the six months ended June 30, 2014 and 2015, respectively.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2015 on an actual basis.

        You should read the following table in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Summary Historical Consolidated Financial and Other Data" and our consolidated financial statements and related notes included elsewhere in this prospectus.

June 30, 2015
Actual
(unaudited) (in thousands)
Cash and cash equivalents	$5,720

Long-term debt, including current maturities:
Original Notes	375,000
Revolving credit facility	37,042
Term loan	62,500
Other existing indebtedness(1)	7,014

Total long-term debt, including current maturities	481,556
Other existing liabilities(2)	8,964

Total debt	$490,520

Total stockholder deficit	(267,964)

Total capitalization	$222,556

(1)
Represents original discount on the Original Notes and the term loan and certain other indebtedness.

(2)
Represents assessed pension withdrawal liabilities.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables set forth summary historical consolidated financial and selected other financial and operating data of JCHC and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

        See the discussion under the heading "Item 1—Business" for information regarding business combinations affecting the comparability of our results and measurements detailed below.

	Year Ended December 31,					Six Months Ended June 30,
	2010	2011	2012	2013	2014	2014	2015
		(in thousands except selected per share amounts and operating data)
Consolidated Statement of Loss:
Operating Revenues	$273,005	$414,212	$515,665	$514,689	$783,280	$389,947	$356,176
Operating Expenses
Compensation and benefits	156,846	222,541	240,952	240,442	383,278	184,422	180,174
Fuel	38,475	72,190	79,298	76,014	109,333	57,369	35,916
Depreciation and amortization	21,507	24,457	24,824	25,314	50,441	25,382	25,522
Other operating	32,193	69,982	86,782	87,159	140,840	72,588	60,548
Repairs and maintenance	16,082	30,249	31,145	31,759	53,802	25,720	25,673
Selling, general and administrative expenses	19,588	24,823	31,008	42,118	60,706	30,949	29,400
Loss (gain) of sale of property and equipment	208	(260)	249	34	1,117	624	1,301
Goodwill impairment	—	—	—	4,663	—	—	15,352

Total operating expenses	284,899	443,982	494,258	507,503	799,517	397,054	373,866

Operating income (loss)	(11,894)	(2,770)	21,407	7,186	(16,237)	(7,107)	(17,710)
Other Income (Expense)
Interest expense, including extinguishment of debt, net	(14,969)	(23,271)	(26,745)	(59,602)	(41,364)	(19,569)	(21,359)
Write off of amortizable deferred financing cost	(5,233)	—	—	—	—	—	—
Other, net	18	(201)	(153)	(857)	(3,914)	39	(2,411)

Total other expense	(20,184)	(23,472)	(26,898)	(60,459)	(45,278)	(19,530)	(23,770)

Loss before income taxes	(32,078)	(26,242)	(5,491)	(53,273)	(61,515)	(26,637)	(41,480)
(Benefit) provision for income taxes	179	2,156	(267)	(967)	1,219	616	663

Net loss	(32,257)	(28,398)	(5,224)	(52,306)	(62,734)	(27,253)	(42,143)
Less: Net loss (income) attributable to non-controlling interests	—	(44)	417	—	—	—	—

Net Loss Attributable to Jack Cooper Holdings Corp.	$(32,257)	$(28,442)	$(4,807)	$(52,306)	$(62,734)	$(27,253)	$(42,143)
Selected Financial Data:
Fleet Capex(1)	$1,513	$48,276	$12,678	$15,973	$13,755	$6,900	$7,915
Adjusted EBITDA(2)	$17,854	$38,150	$57,376	$57,870	$54,234	$28,048	$25,716
Selected Operating Data:
Revenue per loaded mile	$5.97	$6.30	$6.82	$7.23	$7.45	$7.51	$7.93
Units carried (in 000's)	1,415	2,224	2,623	2,592	4,065	2,003	2,706
Number of active rigs	926	1,582	1,588	2,430	2,499	2,461	2,547

	December 31, 2013	December 31, 2014	June 30, 2015
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents, excluding restricted cash	$3,507	$7,100	$5,720
Total assets	$385,198	$346,992	$324,153
Long-term debt, less current maturities	$389,905	$387,965	$450,413
Total stockholders' deficit	$(180,031)	$(226,961)	$(267,964)

(1)
Fleet Capex is the component of our total capital expenditures that reflects the amount we spend on our fleet. During 2014, the fleet included additional rigs acquired in the Allied Acquisition. During 2011, capex included additional fleet equipment purchases and refurbishments and remanufacturing of equipment that was idle prior to the additional business awards from GM and Toyota during March of 2011.

(2)
EBITDA, as used herein, represents income (loss) from continuing operations plus provision (benefit) for income tax expense (benefit), interest expense, net, write off of amortizable deferred financing cost and depreciation and amortization. Adjusted EBITDA, as used herein, is defined as EBITDA further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance and/or are non-cash items such as: fuel surcharge reductions; goodwill impairment; adjustments for legacy workers' compensation charge related to programs in-place prior to our current ownership; new terminal startup costs; impact of terminal closures; impact of concessions given to customers and employees; pension withdrawal liabilities; maintenance expense to bring idle equipment on-line; employment agreement and severance charges; professional fees associated with acquisitions, potential acquisitions and other non-operating-related transactions; stock based compensation; net (income) loss attributable to non-controlling interests; other, net, primarily comprised of non-cash impact of foreign currency changes on certain intercompany notes that are other than long-term in nature; (gain) loss on sale of property and equipment; all as detailed below. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. We present EBITDA and Adjusted EBITDA because we consider these to be important supplemental measures of our performance and believe these measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industries with similar capital structures. Our definitions of EBITDA and Adjusted EBITDA are not necessarily comparable to that of other similarly titled measures reported by other companies. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation.

        EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net loss, as determined under GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools and you should not consider them in isolation or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

  •
  they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

  •
  other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

        Additionally, Adjusted EBITDA excludes (1) non-cash stock based compensation expenses which are and will remain a key element of our overall long-term compensation packages and (2) certain costs related to multi-employer pension plan partial withdrawals, which we expect are reasonably likely to occur in future periods.

        Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only for supplemental purposes. Please see our consolidated financial statements included elsewhere in this prospectus. The following table is a reconciliation of net loss to EBITDA and Adjusted EBITDA.

	Year Ended December 31					Six Months Ended
(in thousands)	2010	2011	2012	2013	2014	2014	2015
Reconciliation of Net Loss to EBITDA
Net loss attributable to JCHC	$(32,257)	$(28,442)	$(4,807)	$(52,306)	$(62,734)	$(27,253)	$(42,143)

Net income (loss) attributable to noncontrolling interests	—	44	(417)	—	—	—	—
Net loss	(32,257)	(28,398)	(5,224)	(52,306)	(62,734)	(27,253)	(42,143)
Provision (benefit) for income taxes	179	2,156	(267)	(967)	1,219	616	663
Interest expense	14,969	23,271	26,745	59,602	41,364	19,569	21,359
Write-off of amortizable deferred financing cost	5,233	—	—	—	—	—	—
Depreciation and amortization	21,507	24,457	24,824	25,314	50,441	25,382	25,522

EBITDA	$9,631	$21,486	$46,078	$31,643	$30,290	$18,314	$5,401

Adjusted EBITDA Calculation
EBITDA	$9,631	$21,486	$46,078	$31,643	$30,290	$18,314	$5,401
Plus (less):
Net (income) loss attributable to noncontrolling interests	—	(44)	417	—	—	—	—
Other, net(A)	(18)	201	153	857	3,914	(39)	2,411
(Gain) loss on sale of assets	208	(260)	249	34	1,117	624	1,301
Legacy workers' compensation charge(B)	1,666	3,328	1,470	488	650	316	(83)
New terminal start-up costs(C)	—	598	—	—	—	—	—
Impact of terminal closures(D)	663	136	—	—	—	—	—
Impact of concessions given to customers and employees(E)	3,085	—	—	—	—	—	—
Pension withdrawal liability(F)	—	3,609	4,363	8,380	2,794	75	237
Maintenance expense to bring idle equipment on-line(G)	—	4,228	—	—	—	—	—
Fuel surcharge reductions(H)	—	1,733	978	—	—	—	—
Professional fees(I)	896	1,752	3,266	10,604	4,178	2,842	424
Employment agreement and severance charges(J)	1,723	1,383	—	—	3,162	—	179
Stock based compensation(K)	—	—	402	318	1,725	1,036	494
Acquisition integration costs(L)	—	—	—	883	6,404	4,880	—
Goodwill impairment(M)	—	—	—	4,663	—	—	15,352

Adjusted EBITDA	$17,854	$38,150	$57,376	$57,870	$54,234	$28,048	$25,716

(A)
Primarily represents foreign currency transaction (gains) losses on intercompany loans that are other than long-term and denominated in currencies other than our reporting currency and a fair value adjustment on certain warrants.

(B)
Charges taken for legacy workers' compensation claims related to claims with two carriers for periods between January 1987 and July 2009, including a settlement with one insurance carrier for all claims relating to periods prior to January 1, 2008. The costs for this settlement were accrued as of December 31, 2011 and no further costs will be incurred from this insurance carrier as a result of the settlement. The claims for the second insurance carrier are for the periods between January 1, 2008 and July 26, 2009 resulting from policies executed by former company ownership and management for which costs may be adjusted based upon quarterly third-party-provided actuarial valuation studies. These charges are included in compensation and benefits on the consolidated statements of comprehensive loss.

(C)
Start-up costs related to new terminals, opened primarily as a result of the new business awards in March 2011, which is reflected in other operating expenses on the consolidated statements of consolidated loss.

(D)
Elimination of losses from terminals closed as a result of a conclusion by new ownership and management that the locations did not meet our return on investment expectations.

(E)
Relates to the impact of temporary rate concessions and contract adjustments given to customers ($2.7 million) and concessions to employees ($0.4 million) at two terminals.

(F)
Estimated partial multi-employer defined benefit pension plan withdrawals associated with legacy terminals. In 2011, we fully withdrew from the Automotive Industries Pension Plan incurring a $3.6 million pension plan liability payable in quarterly installments of principal and interest totaling less than $0.1 million through December 2031. On January 21, 2014, we received a notice of assessment of partial withdrawal from the Teamsters of Philadelphia and Vicinity Pension Plan (the "Philadelphia Plan") due to a decline in our contributions to the fund during the three year period from 2007 to 2009. The withdrawal liability of $1.6 million is payable in quarterly installments through September 2015 of principal and interest totaling less than $0.3 million with interest. We previously estimated that we had triggered a partial pension withdrawal liability of $3.5 million as of December 31, 2014 due to declines in contributions to the Philadelphia Plan during the periods since 2009. On July 9, 2015, the Company received a notification from the Philadelphia Plan of the partial withdrawal liability of $3.7 million related to the portion of the declines in contributions to the fund during the periods since 2009, and as a result the Company recorded $0.2 million of additional liability as of June 30, 2015.

In addition, we previously estimated that we had triggered a partial pension withdrawal liability of $4.4 million as of December 31, 2012 due to declines in contributions to Western Conference Pension Trust during periods between 2010 and 2012. We recorded additional liabilities of $0.6 million during the year ended December 31, 2013 as a result of declines in contributions during the periods then-ended, which are used to estimate the liability. On June 13, 2014, we received the final calculation of our partial withdrawal liability for the periods noted above and as a result recorded less than $0.1 million additional liability during the year ended December 31, 2014. During 2013, we recorded $2.6 million for estimated partial withdrawal liabilities during the periods between 2010-2013. During 2014 we recorded $2.2 million for estimated partial withdrawal liabilities during the periods between 2012-2014 and an additional $0.5 million estimate related to withdrawal liabilities during periods between 2010-2013.

(G)
Additional maintenance expenses incurred in connection with the conversion and maintenance of idle rigs to bring each to road worthy status. These costs were a result of the actions taken, such as deploying idle rigs and refurbishing rigs within our existing fleet, in response to new business awards. These costs are for items such as tires, fluids and other repairs which do not qualify as capital expenditures.

(H)
A customer modified its calculation of fuel surcharge without notice. The Company requested modified hauling rates from its customer to offset the reduction in fuel. The values shown here reflect the fuel surcharge that was permanently lost during the period of modified fuel surcharge rates without corresponding hauling rate adjustments.

(I)
Charges for third-party legal, consulting and accounting expenses related to potential transactions and consummated acquisitions, and related due diligence, including the Allied Acquisition, which are included in selling, general and administrative expenses on the consolidated statements of comprehensive loss.

(J)
Fiscal year 2010 costs relate to $1.4 million of separation agreement costs and a $0.3 million success fee related to a real estate transaction, both with the former vice-chairman of the Company. Fiscal year 2011 costs relate to separation agreements with former employees. Fiscal year 2014 costs related to separation, non-compete, and consulting agreements executed in connection with the resignation of two of our officers. These charges are reflected in compensation and benefits in the consolidated statements of comprehensive loss. For the six months ended June 30, 2014, costs related to severance payments in accordance with labor agreements associated with the closure of one terminal location.

(K)
Represents the compensation expense for stock options granted during 2011, 2013 and 2014. The fair value of the options was determined using the Black-Scholes model. The expense is included in selling, general and administrative expenses on the consolidated statements of comprehensive loss.

(L)
Costs associated with the integration of the Allied Acquisition primarily related to systems transition, transitional associates, information services, travel and fleet relocation.

(M)
During the fourth quarter of 2013, the Company completed its annual impairment test of the Logistics segment reporting units resulting in an impairment charge of $4.7 million related to the goodwill of AES. The charge is a result of revised sales growth rates, profits, and cash flows that are below the Company's previous projections, partially as a result of governmental budgetary issues which have curtailed capital investment for infrastructure projects in Nigeria, a major market for AES. During the second quarter of 2015, the Company completed an interim impairment test of goodwill and intangible assets of AES resulting in an impairment charge to goodwill of $14.2 million and $1.2 million intangible asset impairment. The charge is a result of reduced rates of growth of sales, profit, and cash flow and revised expectations for future performance that are below the Company's previous projections, largely as a result of increased price competition and weak export demand for vehicles to Nigeria, a major market within which AES operates.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read together with "Selected Consolidated Financial Data," our consolidated financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and contained elsewhere in this prospectus, particularly under "Risk Factors," and "Forward-Looking Statements." All forward-looking statements are based on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements.

Overview

        We are a transportation and logistics provider and a leading over-the-road FVL company in North America. We provide premium asset and non-asset based solutions to the global new and used vehicle markets, specializing in light vehicle transportation and other logistics services for OEMs. Since 2008, we have undertaken a number of strategic operational initiatives and completed five acquisitions as part of our focus on profitable growth. Most recently, we completed the Allied Acquisition in December 2013, creating the largest over-the-road FVL provider in North America. As a result of these efforts, for the period from 2010 through 2014, we have increased our annual operating revenue and Adjusted EBITDA by a 23.5% and 25.2% compound annual growth rate ("CAGR"), respectively, despite operating through one of the worst automotive markets in recent history. During the same period, our net loss grew from $(32.3) million to $(62.7) million, primarily resulting from increased interest expense as we incurred additional debt to fund our growth. We believe we are ideally positioned to capitalize on favorable growth and modal shifts in the global FVL industry (which includes all modes of transportation, whether truck, rail or ship), as well as expand into other industry verticals that require highly specialized or customized asset and non-asset based solutions.

Our Segments

        We operate in two reportable segments, the Transport segment and the Logistics segment, which are further described below.

Transport Segment

        The Transport segment provides automotive transportation services to OEMs of cars and light trucks in the U.S. and Canada. Specific services include (i) transportation of new vehicles from OEM assembly centers, vehicle distribution centers and port sites to dealers or other intermediate destinations and (ii) certain non-asset based services such as yard management services, including railcar loading and gate releasing services at OEM assembly centers and related new vehicle inspection services. The average length of haul is approximately 200 miles, though our length of haul ranges from less than a mile up to approximately 2,400 miles.

Logistics Segment

        The Logistics segment engages in the global non-asset based automotive supply chain for new and used finished vehicles and includes: (i) brokering the transportation of used vehicles, including vehicles sold through automotive auction process, and (ii) services within the growing remarketed vehicle sector, in which our customers are typically OEM remarketing departments, automotive auction companies and logistics brokers, including brokering of the international shipment of cars and trucks from various ports in the U.S. to various international destinations and inspection and title storage services for pre-owned and off-lease vehicles.

Factors Affecting Our Performance

Revenues

        We primarily earn revenues from the intrastate and interstate transportation of vehicles. Most of the sales and costs of the Company are significantly concentrated among three significant customers (GM, Ford and Toyota), which accounted for approximately 83%, 81%, 86% and 85% of total revenues for the six months ended June 30, 2015 and the years ended December 31, 2014, 2013 and 2012, respectively. We generate a significant portion of our revenue by transporting automobiles and light trucks for our customers. Generally, we are paid per vehicle transported, per mile. We also derive revenue from fuel surcharges, yard management services, rail loading and unloading activities, and as a result of the Allied Acquisition, we provide inspection and titles storage services for pre-owned and off-lease vehicles. The main factors that affect our revenue are the number of vehicles manufactured by our customers, the mix of vehicle models both between location manufactured and dealership location, the revenue per mile we receive from our customers, the percentage of miles for which we are compensated and the number of rigs operating. These factors relate to, among other things, the U.S. economy, inventory levels, the level of truck capacity in our markets, customer demand by location for each vehicle model, and our average length of haul.

        During 2014, revenues increased as a result of the Allied Acquisition; however, this increase was partially offset by revenue declines for a significant number of our locations as a result of the severe weather conditions during the first three months of 2014. We experienced 102 terminal shut down days associated with the severe weather conditions during the first quarter of 2014, compared to 17 terminal shut down days during the same period of 2013. A terminal shut down day is defined as one eight-hour Monday through Friday operating day for a single terminal. Certain terminals experienced partial shutdown days which are defined as at least four hours of lost operating time during an eight-hour day. The weather-related impact caused inefficiencies in our loading, unloading and transit times (associated with cleaning snow off of trucks before use and cleaning snow off of revenue units before and after transporting them), increased lodging costs due to hours of service restrictions for our drivers, and premium (overtime) pay required in order to complete the unit movements over weekends to make up for the inefficiencies caused by delayed delivery of on-ground customer inventories. Fuel costs were also negatively impacted as a result of increased hydraulic power take-off run times due to increased loading and unloading times, in addition to being negatively impacted as a result of significant idle truck times during non-driving periods to ensure engines are operable during severe cold weather. Other operating expenses also increased due to snow removal costs associated with the severe weather. Overall, we estimate that the negative impact to our earnings during the first quarter of 2014 was approximately $10 million to $12 million compared to the same period in 2013.

        During the first six months of 2015, revenues decreased by 8.6% as compared to the first six months of 2014, primarily as a result of (i) decreased fuel surcharges due to the overall reduction in average fuel prices throughout the U.S., (ii) decreased rates per vehicle hauled as a result of the mix of vehicle models hauled, as well as 6.8% fewer miles driven in the six months ended June 30, 2015 as compared to the comparable period in 2014, partially due to the Company's decision to exit certain non-profitable hauling routes, and (iii) reduced revenues from the Company's brokerage operations and international export shipping operations of cars, trucks and construction equipment. These effects were partially offset by less severe weather conditions during the first quarter of 2015 as compared to the first quarter of 2014. We experienced 28 terminal shut-down days associated with the severe weather conditions during the first quarter of 2015, compared to 102 terminal shut-down days during the same period of 2014.

        Subsequent to June 30, 2015, we entered into contractual changes with certain customers, which include favorable changes in pricing and payment terms and certain operational improvements. We anticipate that these favorable contract changes will result in improvements in our financial performance and liquidity in future periods.

Expenses and Profitability

        The main factors that impact our profitability on the expense side are the variable costs of transporting vehicles for our customers. These costs include fuel expenses, driver-related expenses, such as wages and benefits, rig maintenance costs and insurance costs such as workers' compensation and cargo claims. These expenses generally vary with the miles we travel and number of vehicles hauled, but also have a controllable component based on safety, fleet age, efficiency, and other factors. Our main fixed costs include the acquisition and financing of long-term assets, primarily revenue equipment, terminal non-driver, non-maintenance personnel costs and facilities expenses.

        Further, our profitability was also negatively impacted during the second half of 2014, as we continued to focus on the integration of the Allied Assets and did not fully optimize certain operating factors such as our rigs' load factor (the number of vehicles our rigs carry per trip) and load efficiency (the driven distance from the point of origin to the desired delivery point if driven by the most direct practical route divided by loaded miles) to minimize all out-of-route miles (the number of additional miles our rigs will drive-either on an outbound head haul or to realize a back haul networking opportunity). In order to address this, over the latter part of 2014 and the beginning of 2015, we began developing a proprietary model to help us better calculate and measure these operating factors that we believe drive profitability at the terminal level. With this model, we believe we are now able to better optimize the margins on all trips and more accurately predict and quantify the consequences of how our rigs are deployed.

Cyclicality

        Our business is cyclical and is tied to auto manufacturing output and customer demand for new automobiles. The second fiscal quarter of our year is typically the strongest contributor to revenues and earnings due to strong consumer demand for vehicles during the spring and summer months, workforce efficiencies due to favorable weather and low customer plant down-times. The third fiscal quarter contribution to revenue is typically less than the second quarter due to plant shut-downs necessary for automobile model-year changes by our customers. A significant swing in business volume over a short period as a result of events such as a plant shut-down leads to decreased operating margins during the relevant periods due to certain fixed costs. Fourth quarter revenues are typically strong but, similar to the first quarter, can be negatively impacted by weather conditions, which not only decrease vehicle delivery volumes, but also decrease driver productivity.

Foreign Currency Exchange Rates

        Our reported financial condition and results of operations have been converted to U.S. dollars from the Canadian dollar and Mexican peso. Our revenues and certain expenses are affected by fluctuations in the value of the U.S. dollar against these local currencies. When we refer to changes in foreign currency exchange rates, we are referring to the differences between the foreign currency exchange rates we use to convert our international operations' results from local currencies into U.S. dollars for reporting purposes. The impacts of foreign currency exchange rate fluctuations are calculated as the difference between current period activities translated using the current period's currency exchange rates and the comparable prior year period's currency exchange rates. We use this method for all countries where the functional currency is not the U.S. dollar.

Key Performance Metrics

        EBITDA and Adjusted EBITDA.    EBITDA represents income (loss) from continuing operations plus provision (benefit) for income tax expense (benefit), interest expense, net, write off of amortizable deferred financing cost and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance, as detailed in "Selected Consolidated Financial Information." The following table sets out our EBITDA and Adjusted EBITDA for the years ended December 31, 2012, 2013 and 2014 and the six months ended June 30, 2014 and 2015:

	Year Ended December 31,			Six Months Ended June 30,
(in thousands)	2012	2013	2014	2014	2015
EBITDA	$46,078	$31,643	$30,290	$18,314	$5,401
Adjusted EBITDA	$57,376	$57,870	$54,234	$28,048	$25,716

        A reconciliation from net earnings (loss), a GAAP measure, to EBITDA and Adjusted EBITDA, and other information relating to the use of these non-GAAP measures, can be found in "Selected Historical Consolidated Financial Data and Other Information."

Material Weakness in Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

        During the third quarter of 2014, management identified $2.0 million of errors related to revenue recognition occurring in the first two quarters of 2014. All adjustments have been made to the consolidated financial statements for the year ended December 31, 2014. As a result of identifying these immaterial errors, management identified a material weakness in our internal control over financial reporting.

        The material weakness related to the integration of the Allied Acquisition, during which time the Company did not have adequate revenue-support personnel. The lack of adequate staffing levels resulted in insufficient time spent on review of rate change issues and the investigation and reconciliation of exception reporting. As a result of the continued integration of the Allied Acquisition, monitoring controls were not operating with sufficient precision to enable the errors to be detected and corrected by management in a timely manner.

        The Company developed and implemented a plan to remediate the material weakness which included (1) the realignment of certain reporting responsibilities; (2) the development and review of certain exception reporting; (3) the timely investigation and monitoring of exception and deviation reporting; and (4) additional resources including the use of third-party advisory firms to assist in the investigation and detection of invoice exceptions. Through the second quarter of 2015, the Company realigned reporting responsibilities of revenue-support personnel to the Chief Financial Officer, and added leadership roles within the billing and revenue functions, with the individuals filling those roles having the necessary expertise to oversee such functions. We have also investigated the root cause of the material weakness and have created monitoring reports over revenue and accounts receivables, which are the subject of daily reviews among all revenue support personnel. Management believes the actions described above and the resulting improvements in controls have strengthened the Company's internal control over financial reporting and have addressed the related material weakness identified. Management believes the material weakness has been remediated as these improvements have been operating effectively for an adequate period of time.

Results of Operations

Six months ended June 30, 2015 compared to the six months ended June 30, 2014

        Operating Revenues.    Total operating revenues decreased by $33.7 million to $356.2 million for the six months ended June 30, 2015 from $389.9 million for the same period in 2014, a decrease of 8.6%. The decrease in operating revenues resulted from a $17.1 million decrease in fuel surcharges, an $8.7 million decrease in the Transportation segment's revenues, and an $8.7 million decrease in the Logistics segment's revenues. Foreign currency exchange fluctuations had no material impact on the Company's operating revenues.

        Fuel surcharges included in revenues for the six months ended June 30, 2015 and 2014 were $21.8 million and $38.9 million, or 6.6% and 11.0% of Transport revenues, respectively. Fuel surcharges decreased in dollars and as a percentage of revenues for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 primarily due to the overall decrease in average fuel prices throughout the U.S. Average fuel prices throughout the U.S. were approximately $2.95 per gallon for the six months ended June 30, 2015 and $4.05 per gallon during the same period in 2014.

        The Transport segment revenues, exclusive of fuel surcharge, decreased by $8.7 million, or 2.8% for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. The decrease in revenues was primarily a result of decreased rates per vehicle hauled as a result of the mix of vehicle models hauled, as well as 6.8% fewer miles driven in the six months ended June 30, 2015 as compared to the comparable period in 2014, partially due to the Company's decision to exit certain non-profitable hauling routes. These effects were partially offset by less severe weather conditions during the first quarter of 2015 as compared to the first quarter of 2014. We experienced 28 terminal shut-down days associated with the severe weather conditions during the first quarter of 2015, compared to 102 terminal shut-down days during the same period of 2014.

        The Logistics segment revenues decreased by $8.7 million, or 24.4%, primarily as a result of decreased revenues from the brokerage operations and from AES, largely due to increased price competition in the market as well as reduced demand for the export of vehicles to Nigeria, as discussed above, and service issues caused by the Nigerian port of call preferred by AES's former ocean carrier. In March 2015, AES contracted with a new ocean carrier which services AES's customers' preferred ports of call within Nigeria.

        Operating Expenses.    Total operating expenses were $373.9 million and $397.1 million for the six months ended June 30, 2015 and 2014, respectively, a decrease of $23.2 million, or 5.8%. Foreign currency exchange fluctuations had no material impact on the change in the Company's operating expenses for the six months ended June 30, 2014.

        The following table details the operating expense for each respective period:

	Six Months Ended June 30,
(in thousands)	2014	2015
Compensation and benefits	$184,422	$180,174
Fuel	57,369	35,916
Depreciation and amortization	25,382	25,522
Repairs and maintenance	25,720	25,673
Other operating expenses	72,588	60,548
Selling, general and administrative	30,949	29,400
Loss on sale of property and equipment	624	1,301
Goodwill and intangible asset impairment	—	15,352

Total	$397,054	$373,886

        Compensation and Benefits.    Compensation and benefits were $180.2 million and $184.4 million for the six months ended June 30, 2015 and 2014, respectively, a decrease of $4.2 million, or 2.3%. The primary factor leading to the decrease was reduced wages as a result of decreased miles driven during the second quarter of 2015, partially offset by an overall increase in driver wages due to year-over-year contractual wage increases.

        Fuel Expenses.    Consolidated fuel expenses (including federal and state fuel taxes) were $35.9 million and $57.4 million for the six months ended June 30, 2015 and 2014, respectively, a decrease of $21.5 million, or 37.5%. The decrease in gross fuel expense was due primarily to the overall decrease in average fuel prices throughout the U.S. for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014, as well as the decrease in miles driven as noted above.

        Depreciation and Amortization.    Depreciation and amortization expense was $25.5 million and $25.4 million for the six months ended June 30, 2015 and 2014, respectively, an increase of $0.1 million, or 0.4%. The increase is primarily attributable to an increase in the average outstanding balance of depreciable assets from the same period in the prior year.

        Repairs and Maintenance.    Repairs and maintenance expense was $25.7 million for each of the six month periods ended June 30, 2015 and 2014. The repairs and maintenance expense was comparable due to the average number of rigs in operations being comparable in both periods.

        Other Operating.    Other operating expenses were $60.5 million and $72.6 million for the six months ended June 30, 2015 and 2014, respectively, a decrease of $12.1 million, or 16.7%. The variance is primarily comprised of decreases in brokerage fees related to the Logistics segment of $9.1 million as a result of decreased Logistics revenue, as well as a reduction in rent expense of $1.9 million and other expenses of $1.0 million.

        Selling, General and Administrative.    Selling, general and administrative expenses were $29.4 million and $30.9 million for the six months ended June 30, 2015 and 2014, respectively, a decrease of $1.5 million, or 4.9%. The decrease for the six months ended June 30, 2015 was primarily attributable to the payment of discretionary incentives of $6.1 million resulting from the successful completion of the Allied Acquisition in the first quarter of 2014, with no comparable expense during the six months ended June 30, 2015, partially offset by an increase in salary expense associated with increased administrative personnel and an increase in professional service costs associated with consulting agreements related to our turnaround efforts, which costs we expect to decline going forward as we have substantially completed the work with our consultant.

        Goodwill Impairment.    During the second quarter of 2015, the Company completed an interim impairment test of goodwill and intangible assets of AES within the Logistics segment reporting unit, resulting in an impairment charge of $14.2 million of goodwill impairment and $1.2 million intangible asset impairment. The charge is a result of reduced rates of growth of sales, profit, and cash flow and revised expectations for future performance that are below the Company's previous projections, partially as a result of increased price competition and weak export demand of vehicles to Nigeria, a major market within which AES operates. These issues have caused one revenue stream of our logistics business, shipments of vehicles from the U.S. to Nigeria, to decline.

        Operating Income (Loss).    Operating loss was ($17.7) million and ($7.1) million for the six months ended June 30, 2015 and June 30, 2014, respectively. The increase in operating loss over the comparable period was primarily attributable to the decrease in operating revenues, as discussed above, as well as $14.2 million of goodwill impairment and $1.2 million intangible asset impairment at our Logistics segment, partially offset by the additional costs incurred as a result of the severe weather conditions experienced during the six months ended June 30, 2014 as well as additional costs incurred related to the integration of the Allied Acquisition, for which no comparable costs were incurred during the six months ended June 30, 2015.

        Other (Income) Expense.    Interest expense, net was $21.4 million for the six months ended June 30, 2015 compared to $19.6 million for the same period in 2014, an increase of $1.8 million, or 8.4%. The increase in interest expense, net is a result of the higher effective interest rate on the outstanding term loan balance during the six months ended June 30, 2015, which was not present during the same period in 2014. Other expense was $2.4 million for the six months ended June 30, 2015 compared to other income of less than $0.1 million for the six months ended June 30, 2014, an increase of $2.5 million. The increase is attributable to foreign currency translation losses primarily associated with intercompany transactions between the U.S., Canada, and Mexico due to the strengthening of the U.S. dollar over the comparable period.

        Provision for Income Taxes.    Our effective tax rate for the six months ended June 30, 2015 and 2014 was (1.6)% and (2.3)%, respectively. The accounting for income taxes requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. There have not been any material changes in unrecognized income tax benefits since December 31, 2014. As of June 30, 2015 and December 31, 2014, we had $77.2 million and $66.7 million recorded for valuation allowance, respectively.

For the Years Ended December 31, 2014 and 2013

        Operating revenues.    Total operating revenues were $783.3 million for 2014 compared to $514.7 million for 2013, an increase of $268.6 million, or 52.2%. The Transport segment experienced an increase in revenues of $256 million, or 53.9%, primarily attributable to an increase in vehicles delivered due to the additional business acquired in connection with the Allied Acquisition, partially offset by revenue declines associated with severe weather conditions during the first three months of 2014. The Transport segment delivered 56.8% more vehicles during 2014, with 4.1 million vehicles delivered for such period compared to 2.6 million vehicles delivered during 2013. The increase in vehicle deliveries for the Transport segment was primarily related to contributions from the business acquired in the Allied Acquisition. However, due to the network interdependencies resulting from the integration of the acquired terminals into our Transport segment, the impact of the Allied Acquisition on the Transport segment performance cannot be quantified. The Logistics segment experienced a revenue increase during the year ended December 31, 2014 as compared to the year ended December 31, 2013 of $27.1 million, or 67.1%, primarily attributable to the increased business in connection with the Allied Acquisition, partially offset by a revenue decrease of $7.4 million at AES. Foreign currency exchange rate fluctuations had no material impact on our operating revenues.

        As is common in the industry, we recover certain fuel costs from fuel surcharges to customers. Fuel surcharges which are included in operating revenues were $73.9 million for 2014 compared to $55.3 million for 2013, an increase of $18.6 million, or 33.6%. The increase is attributable to an increase in miles driven due to the increased business acquired in connection with the Allied Acquisition, partially offset by a decrease in the average price of diesel fuel. Average diesel fuel prices throughout the U.S. decreased to approximately $3.83 per gallon in 2014 from $3.92 per gallon during 2013, a decrease of 2.3%. Rapid changes in our cost of fuel can positively or negatively impact our revenue and operating income versus prior periods as there is a lag in our adjustment of the base rates in response to changes in fuel surcharge. As diesel fuel prices fluctuate, we believe rising prices are detrimental and falling prices are beneficial to us in the short-term.

        Operating expenses.    Total operating expenses were $799.5 million and $507.5 million in 2014 and 2013, respectively, an increase of $292.0 million, or 57.5%. The following table details the operating expense for each respective year:

(in thousands)	2013	2014
Compensation and benefits	$240,442	$383,278
Fuel	76,014	109,333
Depreciation and amortization	25,314	50,441
Repairs and maintenance	31,759	53,802
Other operating	87,159	140,840
Selling, general, and administrative	42,118	60,706
Gain on the sale of equipment	34	1,117
Goodwill impairment	4,663	—

Total	$507,503	$799,517

        Compensation and Benefits.    Compensation and benefits includes wages and benefits for drivers, maintenance, and yard employees who are members of collective bargaining units, the majority of which are Teamsters. Benefit costs include health, welfare and pension contributions made to various multi-employer funds, premiums for workers' compensation insurance, and payroll taxes. Compensation and benefits were $383.3 million and $240.4 million in 2014 and 2013, respectively, an increase of $142.9 million, or 59.4%.

        Compensation and benefits as a percentage of revenue was 48.9% and 46.7% during the years ended December 31, 2014 and 2013, respectively. The factors leading to the increase included an overall increase in driver wages and benefits due to increases in vehicle deliveries and miles driven as a result of additional business acquired in the Allied Acquisition, partially offset by a $5.6 million decrease in partial pension withdrawal liabilities.

        Fuel Expenses.    Fuel expenses (including federal and state fuel taxes) were $109.3 million and $76.0 million in 2014 and 2013, respectively, an increase of $33.3 million, or 43.8%. Fuel as a percentage of revenue for the years ended December 31, 2014 and 2013 was 14.0% and 14.8%, respectively. The increase in gross fuel expense was due primarily to the increase in fleet miles driven due to increased vehicle deliveries primarily resulting from additional business acquired in the Allied Acquisition. Partially offsetting the increase in fleet miles was a decrease in average fuel prices throughout the U.S. as noted above within operating revenues.

        Depreciation and Amortization.    Depreciation and amortization expense was $50.4 million and $25.3 million in 2014 and 2013, respectively, an increase of $25.1 million, or 99.2%. The increase was primarily attributable to an increase in the average outstanding balance of depreciable assets during 2014 as compared to 2013 as a result of the Allied Acquisition.

        Repairs and Maintenance.    Repairs and maintenance, which consists primarily of vehicle tires, parts and outside vendor maintenance, increased $22.0 million, or 69.2% in 2014, from $31.8 million in 2013. The increase in repairs and maintenance was partially related to the additional carrier equipment base acquired in the Allied Acquisition, additional costs of approximately $2.3 million related to preparation of previously idled equipment to accommodate rail carrier capacity shortfalls, as well as increased maintenance cost per unit of the equipment acquired from the Allied Sellers which had been run with limited maintenance investments prior to the Allied Acquisition.

        Other Operating.    Other operating expenses were $140.8 million and $87.2 million for the years ended December 31, 2014 and 2013, respectively, an increase of $53.6 million, or 61.5%. The increase was primarily comprised of increases in brokerage fees of $21.6 million, insurance costs of $11.5 million, rent expense of $11.4 million, license fees of $2.9 million, lodging costs of $3.2 million, and bad debt expense of $1.9 million. The increase is comprised of increased operating expenses of approximately $49.8 million from our Transport segment and approximately $3.8 million from our Logistics segment. The increases in brokerage fees, license fees, insurance costs, lodging costs and rent expense, are primarily related to the additional business acquired in connection with the Allied Acquisition.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $60.7 million and $42.1 million for the years ended December 31, 2014 and 2013, respectively, an increase of $18.6 million, or 44.2%. The increase was partially attributable to additional professional fees and integration costs incurred in connection with the Allied Acquisition. The increase was also related to an increase in salaries expenses in connection with discretionary incentives resulting from the integration of the Allied Acquisition as well as increased labor costs attributable to the acquired business. In addition, the increase was partially due to $3.1 million of expenses incurred during 2014 that relate to separation, non-compete, and consulting agreements executed in connection with the resignation of two of our officers, including our former Chief Executive Officer.

        Goodwill Impairment.    During the fourth quarter of 2013, we completed our annual impairment test of our reporting units resulting in an impairment charge of $4.7 million related to the goodwill of AES in the Logistics segment. The decrease in fair value of the AES reporting unit was due to revised rates of growth of sales, profit, and cash flows, revised expectations for future performance that were below our previous projections, partially as a result of governmental budgetary issues which have curtailed capital investment for infrastructure projects in Nigeria, a major market for AES. These issues have caused one revenue stream of our logistics business, shipments of large machinery from the U.S., to decline. No impairment was recorded for the year ended December 31, 2014.

        Operating Income (Loss).    Not only did the weather conditions early in 2014 negatively impact our operating revenues during the year ended December 31, 2014, but they also negatively impacted our earnings for the same period. The negative impact to earnings resulted from a combination of the decreased revenues and inefficiencies in our loading, unloading, and transit times associated with cleaning snow off of trucks before use and cleaning snow off of vehicles before and after transporting them, increased lodging costs due to hours of service restrictions for our drivers and premium (overtime) pay required in order to complete the unit movements over weekends to make up for the inefficiencies caused by delayed delivery of on-ground customer inventories. Fuel costs were also negatively impacted as a result of increased hydraulic power take-off run-times due to increased loading and unloading and significant idle truck time during non-driving periods to ensure engines are operable during severe cold weather. Other operating expenses also increased due to auto lot snow removal costs.

        Operating loss was $16.2 million in 2014 compared to operating income of $7.2 million in 2013, a decrease of $23.4 million. The decrease in operating income was primarily due to the decreased revenues and additional costs incurred as a result of the severe weather conditions experienced during the first quarter of 2014, the operational inefficiencies discussed above, as well as additional costs incurred related to the integration of the Allied Acquisition.

        Other Income (Expense).    Other expense was $45.3 million and $60.5 million during the years ended December 31, 2014 and 2013, respectively. The $15.2 million decrease in other expense was primarily attributable to a decrease in net interest expense due to loss on extinguishment of debt of $22.4 million recognized 2013, partially offset by an increased average outstanding long-term debt balance for the year ended December 31, 2014 as a result of the issuance of the Original Notes. Partially offsetting the decrease in net interest expense was $4.0 million in foreign currency translation losses primarily associated with intercompany loans between our domestic entities and certain Canadian entities acquired in connection with the Allied Acquisition.

        (Benefit) Provision for Income Taxes.    The provision for income tax was $1.2 million during the year ended December 31, 2014 as compared to a benefit of $1.0 million during the year ended December 31, 2013. Significant items impacting the effective tax rate during 2014 included the establishment and change of valuation allowance for the net deferred tax asset balance for December 31, 2014 and certain discrete items. The accounting for income taxes requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. There have not been any material changes in unrecognized income tax benefits since December 31, 2013. As of December 31, 2014 and December 31, 2013, we had $66.7 million and $43.4 million recorded for valuation allowances, respectively.

For the Years Ended December 31, 2013 and 2012

        Operating revenues.    Total operating revenues were $514.7 million for 2013 compared to $515.7 million for 2012, a decrease of $1.0 million, or 0.2%. The Logistics segment experienced a revenue decrease of $4.9 million, or 11.0%, primarily attributable to decreases in AES revenues due to a decline in the volume of larger equipment shipped in 2013 resulting in a decline in revenue per item shipped. The Transport segment partially offset the decrease with an increase in revenues of $3.9 million, or 0.8%, primarily attributable to increased rates and network optimization. Vehicles delivered remained stable at 2.6 million units in 2013 and mileage driven decreased in 2013. The Transport segment included four days of revenue totaling $0.8 million from the Allied Acquisition.

        Fuel surcharges included in operating revenues were $55.3 million for 2013 compared to $58.9 million for 2012, a decrease of $3.6 million, or 6.1%. The decrease is attributable to a decrease in the average price of fuel and a reduction in miles driven. Average diesel fuel prices throughout the U.S. decreased to approximately $3.92 per gallon in 2013 from $3.97 during 2012, a decrease of 1.3%. The decrease in miles driven contributed $2.2 million, or 61.1% of the decrease in fuel surcharges. Fuel surcharges represented approximately 72.8% and 74.3% of fuel expenses in 2013 and 2012, respectively.

        Operating expenses.    Total operating expenses were $507.5 million and $494.3 million in 2013 and 2012, respectively, an increase of $13.2 million, or 2.7%. The following table details the operating expense for each respective year:

(in thousands)	2012	2013
Compensation and benefits	$240,952	$240,442
Fuel	79,298	76,014
Depreciation and amortization	24,824	25,314
Repairs and maintenance	31,145	31,759
Other operating	86,782	87,159
Selling, general, and administrative	31,008	42,118
Gain on the sale of equipment	249	34
Goodwill impairment	—	4,663

Total	$494,258	$507,503

        Compensation and Benefits.    Compensation and benefits were $240.4 million and $241.0 million in 2013 and 2012, respectively, a decrease of $0.6 million, or 0.3%. The decrease was primarily attributable to a decrease in workers' compensation costs of $7.1 million as a result of our emphasis on claims management and our safety and awareness programs. Increased health, welfare, and pension expenses and supervisory salaries partially offset the decrease by $5.7 million and $0.7 million, respectively. Pension expense increased $1.8 million, or 3.2%, consistent with increased Transport revenues, and increased $3.9 million related to withdrawal liabilities consisting of $1.6 million related to an assessment of partial withdrawal liability received from the Teamsters of Philadelphia and Area Vicinity Pension Plan in January 2014, as well as $3.5 million of additional withdrawal liability to this plan related to prior periods, which we now believe is probable based on information available related to prior period activity. In addition, we believe we triggered $3.3 million of additional withdrawal liability related to the Western Conference Pension Plan during 2013 as a result of a $1.1 million decrease in contributions to the plan compared to the estimated contributions for 2012.

        Fuel Expenses.    Fuel expenses (including federal and state fuel taxes) were $76.0 million and $79.3 million in 2013 and 2012, respectively, a decrease of $3.3 million, or 4.2%. Decreases were due primarily to lower average fuel prices during most of 2013 when compared with 2012 and a decrease in miles driven in 2013. Average diesel fuel prices throughout the U.S. decreased approximately 1.3% per gallon and the decrease in miles driven during 2013 contributed $2.2 million, or 66.7%, of the decrease in fuel expenses.

        Depreciation and Amortization.    Depreciation and amortization expense was $25.3 million and $24.8 million in 2013 and 2012, respectively, an increase of $0.5 million, or 2.0%. The increase was due to an increase in the average outstanding balance of depreciable assets of $13.2 million during 2013 primarily attributable to additional rigs acquired as we expanded and improved our fleet (not inclusive of rigs acquired in the Allied Acquisition, which did not have a significant impact on depreciation for the four day period they were included in operations), partially offset by a $1.2 million decrease due to the change in estimate of the useful lives of our carrier revenue equipment during the second quarter of 2012.

        Repairs and Maintenance.    Repairs and maintenance, which consists primarily of vehicle tires, parts and outside vendor maintenance, increased $0.6 million, or 1.9%, in 2013 from $31.1 million in 2012. The increase was associated with increases in Transport segment revenues as we strive to maintain a level amount of maintenance as a percentage of revenue, as well as increases in third party vehicle maintenance costs of $0.6 million as compared to 2012.

        Other Operating.    Other operating expenses increased to $87.2 million in 2013 from $86.8 million in 2012, an increase of $0.4 million, or 0.5%. Items within the Transport segment contributing to the increase included a $1.8 million increase in revenue equipment and office rent for additional units leased during 2013, increased travel expenses primarily related to the Allied Acquisition of $0.3 million, increased terminal overhead expenses of $0.8 million related to security, snow removal and other smaller expenses, increased cargo claims of $0.4 million, and $0.7 million associated with global positioning systems costs related to improved monitoring of our fleet. Partially offsetting the increases was a $4.0 million decrease in our Logistics segment attributable to decreased revenues.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $42.1 million in 2013 compared to $31.0 million in 2012, an increase of $11.1 million, or 35.8%. The increase is primarily related to additional professional services and travel expenses of $19.4 million during 2013 compared to $9.9 million in 2012, an increase of $9.5 million, or 96.0%, primarily associated with the Allied Acquisition. Additional increases related to $1.3 million of salaries, taxes and benefits related to investments in management personnel as we continue to grow our operations.

        Goodwill Impairment.    During the fourth quarter of 2013, the Company completed its annual impairment test of its reporting units, resulting in an impairment charge of $4.7 million related to the goodwill of AES in the Logistics segment. This charge was a result of the revised rates of growth of sales, profit, and cash flows, revised expectations for future performance that are below the Company's previous projections, partially as a result of governmental budgetary issues which have curtailed capital investment for infrastructure projects in Nigeria, a major market within which we operate. These issues have caused one revenue stream of our logistics business, shipments of large machinery from the U.S., to decline.

        Operating Income.    Operating income was $7.2 million in 2013 compared to $21.4 million in 2012, a decrease of $14.2 million. The decline was primarily attributable to increased selling, general and administrative expenses in 2013 as well as $4.7 million of goodwill impairment at our Logistics segment, partially offset by improvements in variable costs associated with the slight decrease in revenues in 2013. The Transport segment's operating income for 2013 included $0.5 million of operating losses from four days of transition and operating activities associated with the purchase of the Allied Assets. The Allied Assets were added to our network during a traditionally slow holiday period and certain transition costs, for which no corresponding revenues existed, were incurred in connection with being prepared to immediately dispatch such assets at the beginning of 2014.

        Other Income (Expense).    Other expense was $60.5 million in 2013 compared to $26.9 million in 2012, an increase of $33.6 million, or 124.9%. Increases were primarily attributable to the loss on extinguishment of debt of $22.4 million, $6.8 million of deferred financing costs amortization related to back stop financing for the Allied Acquisition, and $2.5 million of registration rights interest accrual. The additional increase in interest expense was primarily a result of the issuance of $225 million and $150 million of new debt in June and November, 2013, respectively, and increased usage of our revolving credit facility during 2013. The average rate on outstanding borrowings in 2013 and 2012 was 9.6% and 12.3%, respectively.

        (Benefit) Provision for Income Taxes.    The benefit for income tax was $1.0 million in 2013 compared to $0.3 million in 2012.

Liquidity and Capital Resources

        Our cash is primarily generated from operations and specific financing arrangements with lenders, customers and vendors. Our core cash requirements include operating expenses, capital expenditures for equipment (including buyout payments under certain equipment leases), payments under borrowing arrangements and operating leases for equipment, deposits of cash collateral and payments to workers'

compensation, auto and general liability insurers, and withdrawal payments to multi-employer pension funds in which we participate. We project that generation of cash from our operating activities and borrowings under our revolving credit facility will be sufficient to satisfy our core cash needs over the next twelve months. On March 31, 2015, we entered into a senior secured term loan with an aggregate principal amount of $62.5 million, issued at a 4% discount. We used proceeds from the term loan to pay down our revolving credit facility and for general business purposes.

        Because the revolving credit facility provides short term working capital needs as necessary, we have classified borrowings within short term liabilities on our consolidated balance sheets. As we repay the amounts outstanding under the revolving credit facility, we will incur new borrowings for working capital needs and expect to have an outstanding balance under the revolving credit facility as of December 31, 2015.

        Changes to payment terms with customers and vendors impact our working capital needs. During 2013, we experienced a cash use associated with a contractual change of payment terms with one customer and during 2014, we experienced a source of cash associated with a contractual change of payment terms with one customer from 30 days to 15 days. During the first six months of 2015, we experienced a use of cash associated with a contractual change of payment terms with one customer from 15 days to 30 days. Subsequent to June 30, 2015, we entered into contractual changes with certain customers, which include favorable changes in pricing and payment terms and certain operational improvements. The payment terms changes included a decrease of payment terms by approximately 23 days for one customer for an annual period, and delayed the increase in payment terms with another customer. We anticipate that these improved payment terms will improve our liquidity over time. We do not anticipate any additional contractual changes in customers' payment terms during 2015.

        During the six months ended June 30, 2015, we purchased 62 rigs as their operating leases expired for an aggregate of $1.1 million. During the remainder of 2015, we plan to purchase 118 rigs as their operating leases expire. The purchase price will be at fair value at the time of the purchase.

        Subsequent to June 30, 2015 and upon the expiration of our workers compensation insurance agreement with our previous carrier, we entered into a one year agreement with a new workers compensation insurance carrier. The agreement requires the Company to make a collateral payment of $6.4 million and $38.1 million of premium payments to be paid over 9 monthly installments. The Company anticipates the new arrangement will result in improved claims management in addition to the improved coverage the agreement provides through a $0.7 million stop-loss limit per claim (exclusive of certain expenses).

        Cash Flows.    The following tables present selected measures of our liquidity and financial condition as of December 31, 2014, 2013 and 2012 and for the years then ended, and as of June 30, 2015 and the six months then ended:

	Year ended December 31,			Six months ended June 30, 2015
(in thousands)	2012	2013	2014
Cash and cash equivalents	$5,842	$3,507	$7,100	$5,720
Working capital deficit	(34,036)	(56,680)	(69,306)	(21,652)
Amounts available under revolving credit facility	14,730	23,564	21,832	50,843
Long-term debt, including current maturities and revolving credit facility	172,310	442,769	464,698	490,520
Capital subject to redemption	45,102	—	—	—
Stockholders' deficit	(102,398)	(180,031)	(226,961)	(267,964)

	Year ended December 31,			Six months ended June 30, 2015
(in thousands)	2012	2013	2014
Depreciation and amortization	$24,824	$25,314	$50,441	$25,522
Capital expenditures	16,552	21,286	20,819	12,361
Cash flows (used in) provided by operations	12,154	(5,491)	(6,553)	(7,470)
Cash flows used in investing activities	(15,482)	(157,617)	(17,928)	(11,955)
Cash flows provided by financing activities	1,014	160,773	29,026	19,021

        Summary of Sources and Uses of Cash.    Cash and cash equivalents decreased $1.4 million to $5.7 million at June 30, 2015 from $7.1 million at December 31, 2014. Significant sources of cash during the six months ended June 30, 2015 included $60.0 million in net proceeds from the issuance of the term loan, $4.6 million in net losses net of non-cash items, $1.5 million in proceeds from the issuance of an intercompany note, $0.4 million in proceeds from the sale of property and equipment, and $0.8 million of changes in non-current assets and liabilities. Significant uses of cash during the six months ended June 30, 2015 included net payments of $35.6 million on our revolving credit facility, capital expenditures of $12.4 million, $12.9 million of changes in working capital, $2.3 million in deferred financing costs, and $4.6 million in principal payments on long-term debt.

        Cash and cash equivalents increased $3.6 million to $7.1 million at December 31, 2014 from $3.5 million at December 31, 2013. Significant sources of cash during the year ended December 31, 2014 included net borrowings of $21.2 million from our revolving credit facility, proceeds of $2.9 million from the sale of assets and net proceeds from a capital contribution by JCEI, the parent company of JCHC of $13.1 million. Significant uses of cash included capital expenditures of $20.8 million mostly for carrier revenue equipment, principal payments on long-term debt and other liabilities of $4.3 million, dividends paid of $0.4 million, treasury stock repurchases of $0.5 million, net loss, net loss net of non-cash items of $3.2 million and working capital changes and other long-term items of $3.4 million.

        Cash and cash equivalents decreased $2.3 million to $3.5 million as of December 31, 2013 as compared to December 31, 2012. Significant uses of cash primarily related to the Allied Acquisition of $140.6 million net of cash acquired of $1.1 million, the repurchase of the Company's former outstanding senior secured notes of $157.5 million, redemption of preferred stock of $63.1 million, capital expenditures of $21.3 million mostly for carrier revenue equipment, deferred financing costs of $18.9 million, tender offer and consent solicitation fees paid to former noteholders of $9.7 million, payments under existing agreements with legacy workers compensation carriers of $12.7 million, dividends of $10.3 million paid to holders of both common and preferred stock, and changes in working capital of $21.0 million primarily associated with the change in accounts receivable due to increased payment terms from 15 days to 30 days by one customer. Significant sources of cash included net proceeds from the issuance of $382.9 million of Original Notes, net loss, net of non-cash items of $8.8 million, net borrowings on the revolving credit facility of $37.5 million, cash provided from the sale-leaseback of equipment in January 2013 of $3.9 million, and cash provided by the issuance of Series C Preferred Stock of $2.6 million in January 2013.

        Cash flows used in operating activities.    Cash flows used in operations were $7.5 million and $14.0 million for the six months ended June 30, 2015 and 2014, respectively. This $6.5 million decrease in the use of operating cash flows was primarily the result of increased payment terms with one customer from 15 to 30 days and a $15.4 million non-cash impairment on goodwill and intangibles in the Logistics segment, partially offset by the timing of disbursements and the $14.9 million increase in net loss during this period.

        Cash flows used by operations were $6.6 million and $5.5 million for the years ended December 31, 2014 and 2013, respectively. This $1.1 million decrease in operating cash flows was primarily a result of increased cash interest payments, offset by favorable changes in working capital primarily due to the timing of disbursements and improved payment terms with one customer whose terms, according to the contract with the customer, went from 30 to 15 days starting January 1, 2014 and which reverted back to 30 days effective on January 1, 2015, coupled with increased payment terms from another customer during 2013 whose payment terms went from 15 to 30 days on August 1, 2013.

        Cash flows used in operations were $5.5 million and cash flows provided by operations were $12.2 million for the years ended December 31, 2013 and 2012, respectively. This $17.7 million decrease in operating cash flows was a result of negative changes in working capital primarily due to the timing of disbursements and increased payment terms with one customer from 15 to 30 days on August 1, 2013 as well as the $47.1 million increase in net loss during this period, partially offset by $21.1 million of non-cash loss on the extinguishment of debt related to the repurchase of our previously issued senior secured notes and the redemption of preferred stock, $4.7 million of non-cash impairment on goodwill at the Logistics segment and $6.3 million of increased non-cash amortization of deferred financing costs related to the issuance of the Original Notes.

        Capital Expenditures, Acquisitions and Other Investing Activities.    Cash flows used in investing activities were $12.0 million and $8.2 million for the six months ended June 30, 2015 and 2014, respectively. For the six months ended June 30, 2015, net cash used in investing activities consisted of $12.4 million of capital expenditures, partially offset by $0.4 million from the proceeds from the sale of property and equipment. For the six months ended June 30, 2014, net cash used in investing activities consisted of $9.7 million of capital expenditures, partially offset by $1.5 million from the proceeds from the sale of property and equipment. Capital expenditures during the six months ended June 30, 2015 were $12.4 million, including $7.9 million for purchases of new carrier revenue equipment and improvements to existing carrier revenue equipment.

        Cash flows used in investing activities for the year ended December 31, 2014 improved by $139.7 million from a use of $157.6 million during the year ended December 31, 2013 to a use of $17.9 million during the year ended December 31, 2014. The decreased outflows were primarily attributable to $140.6 million paid for the Allied Acquisition, net of cash acquired during 2013 and decreased capital expenditures of $0.5 million, partially offset by decreased proceeds from the sale of property and equipment of $1.4 million due in part to $3.9 million in increased proceeds during 2013 from a sale leaseback.

        Cash flows used in investing activities were $157.6 million for the year ended December 31, 2013, compared to $15.5 million for the year ended December 31, 2012, an increase of $142.1 million. The increase was primarily attributable to $140.6 million paid for the Allied Acquisition, net of cash acquired, coupled with a $4.7 million increase in capital expenditures in 2013, offset, in part, by an increase of $3.2 million in proceeds from equipment sales primarily related to a sale leaseback during 2013.

        Net cash provided by financing activities.    Cash flows provided by financing activities were $19.0 million and $28.2 million for the six months ended June 30, 2015 and 2014, respectively. For the six months ended June 30, 2015, net cash provided by financing activities was primarily attributable to $60.0 million in net proceeds from the issuance of the term loan, $1.5 million in proceeds from the issuance of the intercompany note, partially offset by principal payments on long-term debt of $4.6 million and payments of deferred financing costs of $2.3 million. For the six months ended June 30, 2014, net cash provided by financing activities was primarily attributable to $17.2 million in net borrowings on the revolving credit facility, a $13.1 million capital contribution from JCEI, partially offset by dividend payments of $0.4 million, principal payments on long-term debt of $1.1 million, and treasury stock purchases of $0.5 million.

        The change in the amount outstanding under the revolving credit facility as of June 30, 2015, as compared to December 31, 2014, was the result of net payments of $35.6 million. The average outstanding revolving credit facility balance during the six months ended June 30, 2015 was $51.1 million, which had a weighted average interest rate of approximately 2.72%.

        Cash flows provided by financing activities were $29.0 million and $160.8 million for the years ended December 31, 2014 and 2013, respectively. For the year ended December 31, 2014, net cash provided by financing activities was primarily attributable to $21.2 million in net borrowings on the revolving credit facility and a net capital contribution from JCEI of $13.1 million, partially offset by principal payments of long-term debt of $4.3 million, purchase of treasury stock of $0.5 million and payment of dividends declared during 2013 of $0.4 million. For the year ended December 31, 2013, net cash provided by financing activities was primarily attributable to the proceeds of the Original Notes of $382.9 million, net borrowings of $37.5 million on the revolving credit facility and proceeds from the issuance of Series C Preferred Stock of $2.6 million, partially offset by the Company's repurchase of the previously issued senior secured notes and the redemption of preferred stock of $220.6 million as well as tender offer and consent solicitation fees of $9.7 million related thereto, deferred financing cost outflows of $18.9 million, dividend payments to common and preferred shareholders of $10.3 million and dividend payments to escrow for the benefit of holders of unexercised warrants of $0.6 million and principal payments on long term-debt and other liabilities of $2.0 million.

        The change in borrowings outstanding under the revolving credit facility as of December 31, 2014, as compared to December 31, 2013, was the result of additional net borrowings in the amount of $21.2 million. The average outstanding revolving credit facility balance during the year ended December 31, 2014 was $65.5 million, with a weighted average interest rate of approximately 3.2%. As of December 31, 2014, we had $4.0 million in letters of credit against our revolving credit facility and $21.8 million remained available for borrowings.

        Cash flows provided by financing activities for the year ended December 31, 2013 of $160.8 million increased $159.8 million from $1.0 million for the year ended December 31, 2012. The increases during 2013 were primarily the result of the receipt of $382.9 million from the issuance of the Original Notes, a $23.5 million net increase in revolving credit facility borrowings with $30.6 million of the gross borrowings used to partially fund our refinancing during June 2013, a $3.8 million decrease from the purchase of non-controlling interests during 2012 for which there was no comparable item in 2013, and a decrease of $1.6 million in dividends paid during 2013 as compared to 2012. The increase in cash flows provided by financing activities was partially offset by $230.3 million paid for the redemption of our previously issued senior secured notes and preferred stock coupled with tender offer and consent fee payments, $17.5 million of increased deferred finance costs related to the Original Notes and our backstop financing commitment, $0.8 million of increased principal payments on other debt, a decrease of $2.7 million in proceeds from the issuance of Series C preferred stock in 2013 as compared to 2012, and other smaller decreases from 2012.

Debt and Financing Arrangements

        Revolving credit facility.    On June 18, 2013, we entered into the revolving credit facility which, as amended on August 6, 2013, provides $100 million in aggregate borrowing capacity, subject to a borrowing base. Loans under the revolving credit facility bear interest at a floating rate and may be maintained as base rate loans (tied to the greatest of the prime rate, the federal funds rate plus 0.5% and the one month LIBOR rate plus 1%) or as LIBOR rate loans (determined by reference to the applicable rate for LIBOR loans for the selected interest period) plus an applicable margin, which is determined based upon the amount outstanding. The revolving credit facility is guaranteed by all of our domestic subsidiaries and is secured by a first-priority security interest in most of our assets, including rigs and other vehicles, accounts receivable, inventory, deposit and security accounts and tax refunds, and a second lien on certain of our other assets. The revolving credit facility matures at the earlier of (i) June 18, 2018 or (ii) the date that is 90 days prior to the then extant maturity date of the term loan; provided, however, that such term loan may be refinanced, amended, restated, modified, changed, or replaced and in so doing the extant maturity date may be extended. In the event that the Company repays the term loan prior to its maturity date, the maturity date of the revolving credit facility is June 18, 2018.

        The revolving credit facility contains customary representations, warranties and covenants including, but not limited to, certain limitations on our ability to incur additional debt, guarantee other obligations, create or incur liens on assets, make investments or acquisitions, make certain dispositions of assets, make optional payments or modifications of certain debt instruments, pay dividends or other payments to our equity holders, engage in mergers or consolidations, sell assets, change our line of business and engage in transactions with affiliates. If availability under the revolving credit facility falls below 12.50% of the maximum revolver amount, the Company will be required to maintain a fixed charge coverage maintenance ratio of at least 1.10:1.00 for a specified time. If excess availability under the revolving credit facility falls below 12.50% of the maximum revolver amount, the lender may automatically sweep funds from our cash accounts to pay down the revolver. At June 30, 2015 and December 31, 2014 and 2013, our availability under the revolving credit facility exceeded the specified threshold amounts and accordingly, we were not in a financial covenant period. During the six months ended June 30, 2015, borrowings under the Credit Facility ranged from $14.9 million to $80.2 million. During the year ended December 31, 2014, borrowings under the revolving credit facility ranged from $48.8 million to $79.7 million.

        Original Notes.    On June 18, 2013, we issued and sold $225 million aggregate principal amount of our 2020 Notes through a private placement to qualified institutional buyers pursuant to Rule 144A, promulgated under the Securities Act. We issued an additional $150 million principal amount of Original Notes in connection with the financing of the Allied Acquisition. Proceeds from the 2020 Notes were used to repurchase the previously issued senior secured notes, all outstanding preferred stock, and to pay fees associated therewith. Interest on the Original Notes issued in June 2013 is payable semi-annually in cash in arrears on June 1 and December 1 of each year commencing December 1, 2013.

        The Original Notes are guaranteed by all of our domestic subsidiaries and, pursuant to a security agreement, are secured by a second-priority security interest in the assets securing the revolving credit facility on a first-priority basis, and a first-priority security interest in certain other of our assets, including the stock of our domestic subsidiaries and 65% of the stock of certain of our foreign subsidiaries. Further, the security agreement provides that in the event Rule 3-16 of Regulation S-X under the Securities Act requires or would require the filing with the SEC of separate financial statements of any guarantor of the Company due to the fact that such guarantor's securities secure the Original Notes, then such securities shall to the extent necessary to eliminate the need for such filing, automatically be deemed not to constitute security for the Original Notes (the "Collateral Cutback Provision"). Rule 3-16 of Regulation S-X requires separate financial statements for any subsidiary whose securities are collateral, if the par value, book value or market value, whichever is greater, of its capital stock pledged as collateral equals 20% or more of the aggregate principal amount of the notes secured thereby.

        The collateral under the security agreement includes capital stock of the following companies:

  (i)
  Areta, S. de R.L. de C.V.,

  (ii)
  Auto Export Shipping, Inc.,

  (iii)
  Axis Logistica, S. de R.L. de C.V.,

  (iv)
  Axis Operadora Guadalajara, S.A. de C.V.,

  (v)
  Axis Operadora Hermosillo, S.A. de C.V.,

  (vi)
  Axis Operadora Monterrey, S.A. de C.V.,

  (vii)
  Axis Operadora Mexico, S.A. de C.V.,

  (viii)
  Axis Logistics Services, Inc.,

  (ix)
  Auto Handling Corporation,

  (x)
  Jack Cooper CT Services, Inc.,

  (xi)
  Jack Cooper Logistics, LLC,

  (xii)
  Jack Cooper Rail and Shuttle, Inc.,

  (xiii)
  Jack Cooper Specialized Transport, Inc.,

  (xiv)
  Jack Cooper Transport Company Inc.,

  (xv)
  JCH Mexico, S. de R.L. de C.V.,

  (xvi)
  JCSV Dutch 1 C.V.,

  (xvii)
  JCSV Dutch B.V.,

  (xviii)
  Pacific Motor Trucking Company

        In accordance with the Collateral Cutback Provision, the collateral securing the Original Notes and the related guarantees includes shares of capital stock only to the extent that the applicable value of such capital stock, determined on an entity-by-entity basis, is less than 20% of the principal amount of the Original Notes outstanding.

        We have determined that the book and market value of the capital stock of Jack Cooper Transport exceeded 20% of the principal amount of the Original Notes (i.e., $75 million) as of December 31, 2014. As a result of the Collateral Cutback Provision, the pledge of the capital stock of Jack Cooper Transport with respect to the Original Notes is limited to its capital stock with an applicable value of less than $75 million. The aggregate percentage of the Company's consolidated assets and revenues represented by Jack Cooper Transport as of December 31, 2014 is estimated to be 86% and 94%, respectively.

        No other subsidiary whose capital stock has been pledged is currently subject to the Collateral Cutback Provision. The Company determined the book value of each subsidiary whose capital stock constitutes collateral under the Security Agreement based on the book value of the equity securities of each such subsidiary as carried on the Company's balance sheet as of December 31, 2014, prepared in accordance with GAAP. Jack Cooper Transport's and the Company's other subsidiaries' market value was based on internal estimates of fair market value and did not include a third party valuation. Therefore, it should not be considered an indication as to what any such subsidiary might be able to be sold for in the market.

        The portion of the capital stock of the Company and the subsidiaries constituting collateral securing the Original Notes and the related guarantees may decrease or increase as the applicable value of such capital stock changes. As long as the applicable value of the capital stock of Jack Cooper Transport exceeds 20% of the principal amount of the Original Notes, the value of its capital stock securing the Original Notes and related guarantees will not change. If the applicable value of the capital stock of Jack Cooper Transport falls below 20% of the principal amount of the Original Notes, 100% of the capital stock of that entity will secure the obligations under the Original Notes and related guarantees.

        In connection with the issuance of the Original Notes, we entered into registration rights agreements that require us to register the Original Notes under the Securities Act and to complete an exchange of the privately placed Original Notes for publically registered notes, or under certain circumstances, to file and keep effective a shelf registration statement for resale of the Original Notes.

Failure to meet the requirements of the registration rights agreements within one year of June 18, 2013 has triggered a requirement that we pay additional interest of up to 1% of the face value of the Original Notes until we have achieved compliance with the registration rights agreements. As of December 31, 2014, we considered the relevant facts and circumstances and determined that an accrual of $1.9 million, in addition to the $2.5 million accrued during 2013, was necessary to allow for registration and exchange of the Original Notes by December 2015.

        During the year ended December 31, 2014, we were in compliance with the covenants under the Indenture and the revolving credit facility, except for the payment of additional interest of $0.6 million accrued for the period from June 19, 2014 to November 30, 2014 in connection with the obligations under the registration rights agreement, which was inadvertently not correctly included with the regular interest payment made on December 1, 2014. The additional interest was accrued within our consolidated financial statements as of December 31, 2014 and was paid on March 6, 2015, which cured the default under the Indenture.

        We received a waiver from the revolving credit facility lender group which waived a cross-default created under the revolving credit facility as a result of the Indenture default upon the payment of the additional interest. See Notes 4 and 5 to our consolidated financial statements for additional information regarding the Original Notes and the revolving credit facility.

        Term loan.    On March 31, 2015, we entered into a senior secured term loan facility in the principal amount of $62.5 million, issued at a 4% discount, with MSDC JC Investments, LLC ("MSDC"). The term loan has a maturity date of April 2, 2017. The proceeds from the term loan were used to pay down outstanding borrowings on our revolving credit facility and for general business purposes. During the six months ended June 30, 2015, the Company capitalized $2.5 million of deferred financing costs related to the issuance of the term loan.

        The term loan bears an interest rate of LIBOR plus 6.0% per annum, subject to a LIBOR floor of 3.0%. The term loan is guaranteed by the domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries and a pledge of the outstanding equity of the Company's domestic subsidiaries and 65% of the outstanding equity of the Company's first-tier foreign subsidiaries. MSDC's liens have first priority status on the ABL Collateral (as defined in the Indenture) and second priority status on the Notes Collateral (as defined in the Indenture) to the same extent as the liens of the lenders under the revolving credit facility in such assets, but are junior to the liens of the lenders under the revolving credit facility. The term loan provides for voluntary prepayments as well as mandatory prepayments in certain circumstances and is subject to certain prepayment premiums. The term loan also contains certain customary affirmative and negative covenants and events of default for financings of its type.

Contractual Obligations

        Our consolidated total long-term debt (including current maturities and borrowings under the revolving credit facility) increased to $464.7 million at December 31, 2014 from $442.8 million at

December 31, 2013. A summary of the maturities of our consolidated indebtedness and commitments as of December 31, 2014 is set forth below.

	Payments due by period
(in thousands)	Total	<1 year	1 - 3 years	3 - 5 years	>5 years
Outstanding debt including interest(1)	$567,942	$34,825	$69,650	$71,123	$392,344
Operating lease obligations(2)	37,672	14,150	16,126	5,679	1,717
Legacy workers' compensation agreement obligations(3)	2,775	2,775	—	—	—
Defined benefit pension plans(4)	13,386	4,616	1,934	2,950	3,886
Revolving credit facility(5)	72,669	72,669	—	—	—
Separation and non-compete agreement obligations(6)	2,997	1,525	924	548	—

Total(7)	$697,441	$130,560	$88,634	$80,300	$397,947

(1)
Outstanding debt excludes self-insurance obligations, which are not included in our indebtedness and withdrawal liabilities under multi-employer pension plans which are included with defined benefit pension plan obligations below. For further discussion on our commitments, reference is made to Note 5 and Note 10 of our consolidated financial statements.

(2)
Operating lease obligations primarily represent minimum lease payments for various operating leases for rigs, but also include properties under operating leases, which are typically for three years or less and have minimal minimum lease payment obligations.

(3)
Legacy workers' compensation agreement obligations represent contractual obligations and do not include reserve estimates as the timing of these payments cannot be determined.

(4)
Defined benefit pension plans include payments to be made for participation in one defined benefit pension plan and payments for withdrawals from four pension plans as noted below.

(5)
The revolving credit facility matures at the earlier of (i) June 18, 2018 or (ii) the date that is 90 days prior to the then extant maturity date of the term loan; provided, however, that such term loan may be refinanced, amended, restated, modified, changed, or replaced and in so doing the extant maturity date may be extended. In the event that we repay the term loan prior to its maturity date, the maturity date of the revolving credit facility is June 18, 2018. However, outstanding obligations under the revolving credit facility are reflected herein as less than one year consistent with its balance sheet classification of the revolving credit facility within current liabilities. We primarily use the revolving credit facility to fund working capital needs on a short term basis.

(6)
Payments for separation and non-compete agreements maturing between January 2015 and September 2019.

(7)
We had no material open purchase commitments as of December 31, 2014.

        The table above does not include any anticipated obligations related to multi-employer pension plans to which we are contributing for active employees, which could result in an aggregate potential liability exceeding $656.6 million if we were to withdraw from all associated funds. If we were to withdraw from any multi-employer pension fund, either completely or partially, or voluntarily or otherwise, we could be assessed with a multi-million dollar withdrawal liability. Although we currently have no plans to withdraw from participation in any of the underfunded pension funds to which we contribute, in certain circumstances we could become subject to a withdrawal liability due to events beyond our control. In such circumstances, the withdrawing employer can pay the obligation in a lump sum or over time determined by the employer's annual contribution rate prior to withdrawal, which, in some cases, could be up to 20 years.

        On June 16, 2009, we received a notice of assessment of partial withdrawal from the Freight Drivers and Helpers Local Union No. 557 Pension Fund due to a decline in our contributions to the fund during a three year period from 2005 to 2007. The withdrawal liability associated with this partial withdrawal totaled $2.6 million. The liability is payable in monthly installments of principal and interest totaling $29 thousand with interest computed at 6.4%. Payments commenced in August 2009 and will continue through January 1, 2020. At June 30, 2015 and December 31, 2014, the liability totaled $1.4 million and $1.3 million, respectively.

        In December 2011, we withdrew from the Automotive Industries Pension Plan, a multi-employer defined benefit pension plan. The withdrawal liability associated with this partial withdrawal totaled $3.6 million and is payable in quarterly installments of principal and interest totaling less than $0.1 million with interest computed at 7.25%. Payments commenced in March 2012 and will continue through December 2031. At June 30, 2015 and December 31, 2014, the liability totaled $3.3 million.

        During 2014, 2013 and 2012, we estimated that we had triggered a partial withdrawal liability to the Western Conference Pension Trust, a multi-employer pension plan. During 2014, we recorded $2.1 million for the estimated 2014 withdrawal liability, during 2013, we recorded $2.6 million for the 2013 potential withdrawal liability and $0.7 million for the 2012 potential withdrawal liability, and during 2012 we recorded $4.4 million for the 2012 potential withdrawal liability. On June 13, 2014, we received the final calculation of our 2012 partial withdrawal liability from the Western Conference Pension Trust, and as a result recorded less than $0.1 million additional liability. The estimated liabilities for 2013 and 2014 are not included in the table above since, as of December 31, 2014, we had not received notices from the plan, which would include the amount and terms of the payment obligation.

        On January 21, 2014, we received a notice of assessment of partial withdrawal from the Philadelphia Plan due to a decline in our contributions to the fund during the three year period from 2007 to 2009. The withdrawal liability of $1.6 million is payable in quarterly installments of principal and interest totaling less than $0.3 million with interest computed at 5.23%. Payments commenced in March 2014 and will continue through September 2015. At December 31, 2014, the liability totaled $0.6 million. In addition to this assessment, as of December 31, 2014, we had estimated that we triggered additional liabilities of $3.5 million related to the Philadelphia Plan related to years since 2009. The estimated liability portion is not included in the table above since, as of December 31, 2014, we had not received notice from the Philadelphia Plan, which would include the amount and terms of the payment obligation. On July 9, 2015, we received an assessment from the Teamsters of Philadelphia and Vicinity Pension Plan indicating we have a partial withdrawal liability of $3.7 million related to the portion of the declines in contributions to the fund during the periods between 2009 and 2011, and as a result we recorded $0.2 million of additional liability as of June 30, 2015.

        In addition to potential withdrawal liability, the multi-employer pension plans in which we participate could be forced to seek additional contributions from us in certain circumstances. Among other events, if any of the multi-employer pension plans we participate in fail to meet minimum funding requirements imposed by the Internal Revenue Code and related regulations, fail to adopt or make scheduled progress under a funding improvement plan or rehabilitation plan as required by the Pension Protection Act, or fail to obtain from the IRS waivers of minimum funding deficiencies or abide by the conditions of minimum funding waivers previously granted by the IRS, those plans could be forced to seek additional contributions from their participating employers. In addition, upon the occurrence of certain of the aforementioned events, the IRS could impose excise taxes, though instances of such impositions to date have been rare. In addition, our contribution obligations related to multi-employer pension plans could increase if the multi-employer pension plan becomes insolvent.

Because our contribution obligations are defined in collective bargaining agreements between us and the unions representing our employees, they generally cannot be increased unless we agree with the unions to new or amended contribution obligations.

        The table above includes all known amounts associated with our legacy self-insurance liabilities, but does not reflect our potential full obligation to Zurich. As described under "Legal Proceedings," we are engaged in a dispute with Zurich regarding the amount of cash collateral or retroactive premiums demanded by such insurer relating to workers' compensation, general liability and auto liability claims between January 1, 2008 and July 26, 2009. We established reserves of $3.9 million at June 30, 2015 and December 31, 2014, net of reserves established for which corresponding assets are recorded of $1.4 million at June 30, 2015 and $1.5 million at December 31, 2014, related to insurance recoveries for claims in excess of per claim maximum exposures based on our assessment of the contractual commitments.

        We generally expect our cash provided by operating activities and availability under the revolving credit facility will meet our normal operating expenses, and recurring debt service requirements. We have minimal debt maturities in 2015 and believe that we will be able to obtain financing in order to repay our long-term debt obligations as the debt comes due.

Off-Balance Sheet Arrangements

        Other than the operating leases detailed above in this prospectus under the heading "Contractual Obligations," we have no other off-balance sheet arrangements.

Other Financial Information

        We are subject to various regulations regarding environmental protection that relate to air emissions, wastewater discharges, hazardous materials management, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes or regulated substances, and those that impose liability for and require investigation and remediation of releases of hazardous or other regulated substances, including at third-party owned off-site disposal sites. Management believes it is in compliance, in all material respects, with all such regulations.

        Management does not believe its businesses have been materially impacted by inflation. Refer to "Legal Proceedings" for a discussion of pending legal proceedings and Note 10 of our consolidated financial statements included elsewhere in this prospectus regarding our participation in single-employer and multi-employer benefit plans.

Critical Accounting Policies

        In preparing consolidated financial statements, management must make estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recognition of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Management has identified the accounting estimates believed to be the most important to the portrayal of the Company's financial condition and results of operations, and which require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These critical accounting estimates include:

        Allowance for Doubtful Accounts.    We record an allowance for doubtful accounts primarily based on an evaluation of the credit standing of our customers as well as historical uncollectible amounts, taking into account known factors surrounding specific customers and overall collection trends. Changes in estimates, developing trends and other new information could have a material effect on future valuation. Future uncollectible receivables could have a material adverse impact on our financial position, as well as our results of operations. Our allowance for doubtful accounts totaled $1.9 million, $2.8 million and $0.7 million as of June 30, 2015 and December 31, 2014 and 2013, respectively.

        Property and Equipment and Definite-Life Intangibles.    At each balance sheet date long-lived assets, primarily property and equipment and amortizable intangible assets, are reviewed for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Some of the key assumptions utilized in determining whether an asset is impaired include management's identification of potential triggering events and assumptions about future cash flows over the life of the asset or asset group. Management uses internal business forecasts to develop assumptions about future cash flows which require significant judgment because actual revenues have fluctuated in the past and may continue to do so. To the extent that those future cash flows are less than the carrying amount of our long-lived assets, the Company may incur significant impairment losses that could have a material adverse impact on our financial position, as well as our results of operations. The Company recorded $1.2 million of definite-life intangible asset impairment during the six months ended June 30, 2015 and no impairment during the years ended December 31, 2014, 2013, and 2012.

        We review the appropriateness of depreciable lives for each category of property and equipment, considering actual usage, physical wear and tear, and replacement history to calculate remaining life of our asset base. For carrier revenue equipment, we consider the optimal life cycle usage of each type of equipment, including the ability to utilize the equipment in different parts of the fleet. Capital, engine replacement, refurbishment and maintenance costs are considered in determining total cost of ownership and related useful lives for purposes of depreciation recognition. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed. Effective April 1, 2012, the estimated useful lives of our carrier revenue equipment were increased on average by four years as a result of this review.

        Goodwill and Indefinite Life Intangibles.    Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually as of November 30 for impairment, or more frequently if circumstances indicate impairment may exist. In assessing goodwill for impairment, we initially evaluate qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive and it is necessary to calculate the fair value of a reporting unit, then we utilize a two-step process to test goodwill for impairment. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying value, including goodwill, is performed. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. Impairment tests for indefinite-lived intangibles are performed on an annual basis, utilizing an income approach which develops an estimated fair value based on a discounted cash flow, where the estimated fair value is calculated by discounting projected future cash flows.

        The impairment tests require management to make judgments in determining what assumptions to use in estimating fair value. One of the methods used by the Company to determine fair value is the income approach using discounted future projected cash flows. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future pricing and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios. The probability weighting percentages used and the various future projected cash flow models prepared by management are based on facts and circumstances existing at the time of preparation and management's best estimates and judgment of future operating results. The Company cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and indefinite-life intangible assets that may include, but are not limited to, a change in the business climate, a negative change in relationships with significant customers and changes to strategic decisions, including decisions to expand made in response to economic and competitive conditions. Changes in these facts may result in significant impairment losses that could have a material adverse impact on our financial position, as well as our results of operations. At December 31, 2014 and 2013, the Company had goodwill of $46.6 million and $46.5 million, respectively, and other intangible assets not subject to amortization of $20.4 million. The Company recorded an impairment of $4.7 million related to goodwill in its Logistics segment during the year ended December 31, 2013 and recorded no impairment during the years ended December 31, 2014 and 2012. The Company also determined that the book value of goodwill at AES exceeded its fair value and recognized $14.2 million of goodwill impairment for the six months ended June 30, 2015.

        Reserves for Uninsured Risks.    We self-insure our cargo claims and workers' compensation program, up to certain limits. Additionally, we self-insured our auto and general liability, up to certain limits through July 26, 2009. Insurance reserves are established for estimates of the loss that we will ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. Recorded balances are based on reserve levels, which incorporate historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of such reserves. We believe our estimated reserves for such claims are adequate, but actual experience in claim frequency and/or severity could materially differ from our estimates and affect our results of operations.

        Workers' compensation claims may take several years to completely settle. Consequently, actuarial estimates are required to project the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. A number of factors can affect the actual cost of a claim, including the length of time the claim remains open, trends in health care costs and the results of related litigation. Furthermore, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Changes in state legislation with respect to workers compensation can affect the adequacy of our self-insurance accruals. All of these factors can result in revisions to prior actuarial projections and produce a material difference between estimated and actual operating results. As of June 30, 2015 and December 31, 2014 and 2013, we had $9.7 million, $16.2 million and $19.8 million accrued for these claims, respectively. Claims reserves of $1.4 million, $1.5 million and $1.3 million for reserves in excess of per claim maximum liabilities have been recorded as of June 30, 2015 and December 31, 2014 and 2013, respectively, with corresponding assets for such recoveries from insurance carriers recorded within deposits and other assets.

        Income Taxes.    Income taxes are determined by management based on current tax regulations in the various taxing jurisdictions in which the Company conducts its business. In various situations, accruals have been made for estimates of the tax effects for certain transactions, business structures, the estimated reversal of timing differences and future projected profitability of the Company based on management's interpretation of existing facts, circumstances and tax regulations. Should new evidence come to management's attention which could alter previous conclusions or if taxing authorities disagree with the positions taken by the Company, the change in estimate could result in a material adverse or favorable impact on the consolidated financial statements. As of December 31, 2014, the Company had deferred tax assets of $23.2 million, net of the valuation allowance of $66.7 million, and deferred tax liabilities of $32.4 million. As of December 31, 2013, the Company had deferred tax assets of $23.3 million, net of the valuation allowance of $43.4 million, and deferred tax liabilities of $31.6 million.

        Multi-Employer Pension Plans.    We contribute to 10 separate multi-employer pension plans for employees that our collective bargaining agreements cover in the United States. Additionally, we contribute to four separate multi-employer pension plans for employees that our collective bargaining agreements cover in Canada. The pension plans provide defined benefits to retired participants. We do not directly manage multi-employer plans. Trustees, who are either appointed by the respective union or by various contributing employers, manage the trusts covering these plans. Our collective bargaining agreements with the unions determine the amount of our contributions to these plans and we recognize as net pension expense the contractually required contribution for the respective period and recognize as a liability any contributions due and unpaid.

        In 2006, the Pension Protection Act became law and modified both the Internal Revenue Code (as amended, the "Code") as it applies to multi-employer pension plans and the Employment Retirement Income Security Act of 1974 (as amended, "ERISA"). The Code and ERISA (in each case, as so modified) and related regulations establish minimum funding requirements for multi-employer pension plans in the U.S. The funding status of these plans is determined by many factors, including the following factors:

  •
  the number of participating active and retired employees

  •
  the number of contributing employers

  •
  the amount of each employer's contractual contribution requirements

  •
  the investment returns of the plans

  •
  plan administrative costs

  •
  the number of employees and retirees participating in the plan who no longer have a contributing employer

  •
  the discount rate used to determine the funding status

  •
  the actuarial attributes of plan participants (such as age, estimated life and number of years until retirement)

  •
  the benefits defined by the plan

        We could be required to make additional contributions if any of our multi-employer pension plans fail to:

  •
  meet minimum funding requirements

  •
  meet a required funding improvement or rehabilitation plan that the Pension Protection Act may require for certain of our underfunded plans

  •
  obtain from the IRS certain changes to or a waiver of the requirements in how the applicable plan calculates its funding levels or

  •
  reduce pension benefits to a level where the requirements are met

        If any of our multi-employer pension plans enters critical status and our contributions are not sufficient to satisfy any rehabilitation plan schedule, the Pension Protection Act could require us to make additional contributions to the multi-employer pension plan from five to ten percent of the contributions that our collective bargaining agreements requires until the agreement expires. If we fail to make our required contributions to a multi-employer plan under a funding improvement or rehabilitation plan or if the benchmarks that an applicable funding improvement plan provides are not met by the end of a prescribed period, the IRS could impose an excise tax on us with respect to the plan. Such an excise tax would then be assessed to the plan's contributing employers, including the Company. These excise taxes are not contributed to the deficient funds, but rather are deposited in the United States general treasury funds. Depending on the amount involved, a requirement to increase contributions beyond our contractually agreed rate or the imposition of an excise tax on us could have a material adverse impact on our business, financial condition, liquidity, and results of operations.

        The plan administrators and trustees of multi-employer pension plans do not routinely provide us with current information regarding the funded status of the plans. Much of our information regarding the funded status has been (i) obtained from public filings using publicly available plan asset values, which are often dated, and (ii) based on the limited information available from plan administrators or trustees, which has not been independently validated. The Pension Protection Act provides that certain plans with a funded percentage of less than 65%, or that fail other tests, will be deemed to be in critical status. Plans in critical status must create a rehabilitation plan to exit critical status within periods that the Pension Protection Act prescribes. We believe that based on information obtained from public filings and from plan administrators and trustees, many of the multi-employer pension plans in which we participate, including The Central States Southeast and Southwest Areas Pension Plan, are in critical status. If the funding of the multi-employer pension plans does not reach certain goals (including those required not to enter endangered or critical status or those required by a plan's funding improvement or rehabilitation plan), our pension expenses could further increase upon the expiration of our collective bargaining agreements.

        We believe that based on information obtained from public filings and from plan administrators and trustees, our portion of the contingent liability in the case of a full withdrawal or termination from all multi-employer pension plans would be an estimated $656.6 million on a pre-tax basis as of December 31, 2014. We have no current intention of taking any action that would subject us to payment of material withdrawal obligations.

        Legal Contingencies.    From time to time, we are subject to proceedings, lawsuits and other claims related to competitors, customers, employees, insurance providers, shareholders and suppliers. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of accrual required, if any, for these contingencies is made after analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Recently Issued Accounting Pronouncements

        See Note 2 of the consolidated financial statements for information regarding recently issued accounting pronouncements.

 BUSINESS

Business Overview

        We are a transportation and logistics provider and a leading over-the-road FVL company in North America. We provide premium asset and non-asset based solutions to the global new and used vehicle markets, specializing in light vehicle transportation and other logistics services for major OEMs. We offer a broad, complementary suite of asset and non-asset based transportation and logistics solutions through a fleet of 2,461 active rigs as of June 30, 2015 and a network of 57 strategically located terminals across North America. We believe our scale and full range of over-the-road transportation and value-added logistics services, offered in over 85 locations across the U.S., Mexico and Canada, allow us to operate efficiently and deliver superior customer service, which we believe gives us a competitive advantage in maintaining and winning new business. In 2014, we transported over four million finished vehicles or approximately 25% of total new light vehicles handled by auto-carriers in the U.S., which we believe is significantly higher than the number of units transported by our nearest competitor. Total revenue in 2014 was $783.3 million.

        Since 2008, we have undertaken a number of strategic operational initiatives and completed five acquisitions. Most recently, we completed the Allied Acquisition in December 2013, following which we became the largest over-the-road FVL provider in North America. We believe we are ideally positioned to capitalize on favorable growth and modal shifts in the global FVL industry (which includes all modes of transportation, whether truck, rail or ship), as well as expand into other related industries that require highly specialized or customized asset and non-asset based solutions.

        We provide a critical component of the automotive supply chain, serving as the primary link in the delivery of finished vehicles from manufacturing plants, VDCs, seaports and railheads to new vehicle dealerships. We operate primarily in the short haul segment of the U.S. automotive transportation market for new and pre-owned passenger vehicles, light trucks and sport utility vehicles, with an average length of haul of approximately 200 miles. We operate the largest active fleet in the North American auto hauling industry, with 3,166 usable rigs as of June 30, 2015, of which 2,461 are active, compared to approximately 2,040 rigs owned or leased by our next largest competitor, and have a sufficiently large fleet of parked and roadworthy rigs to flex capacity and meet future customer needs. We are also growing our market share in Canada and exploring expansion of our Mexican operations.

        In addition to our asset-based transportation solutions, we provide our customers with a full range of complementary non-asset based logistics and value-added services. Logistics services include freight brokering as well as international shipping services for cars, trucks and construction equipment through our NVOCC subsidiary. Value-added services include the installation of OEM order accessories, claims management and title services, as well as rail and yard management and port processing. Since 2010, we have grown our logistics business revenue from zero to approximately $64.5 million of annual revenue. We are also looking to expand our non-asset based value added service offerings, such as pre-delivery inspections prior to final customer delivery. We believe we will continue to expand our non-asset based revenue with limited incremental investment.

        Our largest customers include GM, Ford and Toyota, for whom we have provided service for 86, 21 and 35 years, respectively. We have become a trusted provider for our OEM customers, working closely with them on their logistics needs. In 2011 and 2013, as a demonstration of our operational excellence and service, we were the first-ever auto carrier and one of just 82 and 68 companies, respectively, among GM's approximately 20,000 suppliers to receive the GM Supplier of the Year Award. Also, in May 2014, Ford management presented us with the Ford 2013 World Excellence Award. In addition to the services we provide to OEMs, we also provide services to a growing number of customers in the remarketed vehicle market, allowing us to leverage our existing infrastructure to achieve accretive high margin and incremental backhaul revenue. Our largest customer in the remarketed vehicle market is Ford. We believe that our broad geographic footprint, breadth of services and operating expertise can be applied to further build our customers' operations both in North America and globally.

        We have two reportable segments, the Transport segment and the Logistics segment. The Transport segment includes the following companies:

  •
  Jack Cooper Transport, founded in 1928, started as a carrier for GM products in Kansas City, Missouri. Today, Jack Cooper Transport has 57 terminals primarily in the Midwestern and Eastern half of the U.S. and Canada. Jack Cooper Transport is the parent of Auto Handling Corporation ("Auto Handling"), Pacific, JC Specialized Transport and JCT Canada.

  •
  Auto Handling, established in 1972, provides yard management services at six Jack Cooper Transport terminals, including rail loading and unloading, receiving vehicles at manufacturing plants, shuttling and baying of vehicles, and scanning and dispatching vehicles.

  •
  Pacific, a transport company, had principal operations on the west coast of the United States. Pacific discontinued its operations during the second quarter of 2015.

  •
  Jack Cooper Specialized Transport was focused on car-hauling in the remarketed vehicle market and currently has no operations.

  •
  JCT Canada, established in January 2010, and its subsidiaries: Jack Cooper Canada 1 Limited Partnership and Jack Cooper Canada 2 Limited Partnership. Together, JCT Canada operates 15 terminals across Canada.

        The Logistics segment is comprised of the following companies:

  •
  JCL, established on November 9, 2010 to engage in the global non-asset based automotive supply chain for new and used finished vehicles. JCL was 79% owned by Jack Cooper Transport until December 31, 2012 at which time it became wholly owned and, had no operations until April 2011. JCL has the following subsidiaries:

  •
  Axis Logistics Services, Inc., which was formed in connection with the Allied Acquisition, conducts a brokerage business.

  •
  Jack Cooper CT Services, Inc., which was formed in connection with the Allied Acquisition, provides inspection and title storage services for pre-owned and off-lease vehicles.

  •
  AES was acquired on June 10, 2011 to provide the brokering of the international shipment of cars and trucks from various ports in the U.S. to various international destinations on third-party ships. AES was 75% owned by JCL, from June 10, 2011 to December 31, 2012, at which time it became wholly owned.

  •
  Jack Cooper Rail & Shuttle, Inc., which was formed in connection with the Allied Acquisition, provides shuttle services to local rail yards.

  •
  AXIS Mexico, consisting of:

  •
  AXIS Operadora Hermosillo S.A., which is 99.998%-owned by JCH Mexico, a holding company, and .002%-owned by JCL;

  •
  AXIS Operadora Mexico S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL;

  •
  AXIS Operadora Guadalajara S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL;

  •
  AXIS Operadora Monterrey S.A., which is 99.998%-owned by JCH Mexico and .002%-owned by JCL; and

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  AXIS Logistica S. de R.L., which is 99%-owned by JCH Mexico and 1%-owned by JCL.

Company History

        The Company was originally formed as IEP Carhaul LLC, a Delaware limited liability company, on May 6, 2009, and subsequently changed its name to Jack Cooper Holdings LLC on June 1, 2010 through a corporate reorganization. On November 29, 2010, in connection with the Company's offering of its former 12.75% Senior Secured Notes due 2015, the Company converted its corporate structure from a limited liability company to a corporation and changed its name to Jack Cooper Holdings Corp.

        Originally, our automotive transportation business was the product of the combination of two companies in the automotive carrier sector, Active Transportation Company LLC (together with Active Carhaul LLC, FNBC Acquisitions Group, Inc. and Active Carhaul Acquisition Inc., "Active") and Jack Cooper, which were acquired in January 2008 and May 2009, respectively. In March 2011, we added DMT, a carhaul transportation company, and on December 27, 2013, we completed the Allied Acquisition.

        The Allied Sellers were debtors in Chapter 11 bankruptcy cases pending in the United States Bankruptcy Court for the district of Delaware and in certain cases under Part IV of the Companies' Creditors Arrangement Act pending in the Canadian Bankruptcy Court. Allied Assets included 2,191 rigs, including approximately 831 active rigs, certain receivables and real property. Further, as a result of the Allied Acquisition, we increased the number of terminal locations that we operate by 17 active terminals in the U.S., of which three were combined with existing terminals of Jack Cooper, and ten terminals in Canada, which resulted in a net addition of 24 transport terminal locations to Jack Cooper's existing transport terminal base. We also created or acquired new operating companies including: Axis Logistic Services, Inc., Jack Cooper CT Services, Inc., Jack Cooper Rail & Shuttle, Inc., Axis Mexico and two new Canadian operating companies.

Industry Overview

        We operate in the global FVL industry. Our industry includes (i) the process through which new and used vehicles are transported from a point of origin to a final destination and (ii) value-added logistics services that are performed on vehicles while they are in transit to their final destination. According to the distance between a vehicle's point of origin and its destination, over-the-road truck carriers either transport vehicles directly from origin to destination or work in concert with railroads and/or seafaring vessels to deliver vehicles. Value-added logistics services performed in the FVL industry include yard management, port processing, technical services, inspections and third-party logistics management services.

        The vehicle transportation segment of the FVL industry is typically split into two main markets: the OEM FVL market, which transports new vehicles, and the previously owned vehicle, also called remarketed, FVL market (the "POV FVL" or "remarketed FVL" market), which transports used vehicles. Vehicles transported in the OEM FVL market are shipped by automotive manufacturers, while used vehicles transported in the POV FVL market are typically shipped by commercial auction houses, rental car companies and auto dealer groups. According to Freedonia, the average revenue earned by vehicle transporters in the U.S. is approximately $153 per vehicle in the OEM FVL market and approximately $87 per-vehicle in the POV FVL market. The total number of vehicles transported in the OEM FVL market is projected to be approximately 19.1 million vehicles in 2015 based on SAAR, of new light vehicle sales, plus those vehicles that are produced for export markets. In the case of the POV FVL market, while between 40 million and 42 million used vehicles change hands on average on an annual basis, an estimated 27 million vehicles require transportation services, according to Freedonia. According to Freedonia, the potential value of the U.S. OEM FVL market is approximately $11.9 billion. In the U.S. alone, we estimate the potential size of the POV FVL market to be approximately $2.2 billion. Our primary business involves the over-the-road transportation of new vehicles in the North American OEM FVL market, which comprises approximately $2.7 billion of the total U.S. OEM FVL market. The balance of new vehicle transportation in North America is via rail.

        The distance from a new vehicle's point of origin to its final delivery point typically determines the means of transportation that will carry it to its final destination. According to Freedonia, if vehicles that are both produced and purchased domestically have an ultimate destination that is 350 miles or more from its origin, the vehicle is transported via rail from its origin to a rail yard near its final destination and then via truck car-haul to its final destination. Conversely, if that vehicle's final destination is less than 350 miles from its origin, a car-hauler transports the vehicle directly to an auto dealership. Management believes that while historically a large percentage of new vehicles were transported by railroads for the longest legs (above 350 miles), virtually all finished vehicles will be transported by car-haul at some point in the finished vehicle supply chain.

        The FVL industry also incorporates a wide array of value-added services, or VAS, performed on vehicles while they are in transit to their final destination. These services include yard management, port processing, technical services, inspections and third-party logistics management services. According to Freedonia, the VAS FVL market value in the United States was approximately $1.7 billion in revenue in 2014, including:

  Yard Management Services—Yard management services include rail loading and unloading, receiving vehicles from manufacturing plants, shuttling and baying of vehicles, and scanning and dispatching vehicles.

  Port Processing Services—Port processors receive vehicles shipped to ports and process them for distribution via truck or rail. Services provided by port processors include inventory management, storage, vehicle preparation and transport scheduling.

  Technical Services—Technical services include a variety of services, including accessory fittings and installations, repairs, storage management, vehicle washing, cleaning services, parts handling, road testing and surveys.

  Inspection Services—Inspection services include inspections on shipped vehicles in order to limit their liability as transportation modes change. During transit from origin to destination, domestically shipped vehicles typically undergo three to five inspections, while internationally shipped vehicles typically undergo four to six inspections. Inspections consist of basic functional and mechanical checks, pure cosmetic checks and final conditioning before customer delivery.

  Third-Party Logistics Management Services—Third-party logistics management services include network design, re-marketing and web-based claims management.

Business Strategy

        Continue to Drive Sustainable Organic Growth.    We are focused on strengthening our core asset-intensive transport and complementary asset-light logistics business that makes us who we are today.

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  Further Penetrate North American FVL Market.  While our primary end market, the automotive industry, has strong annual growth forecasts of 3% CAGR or greater through 2019, we believe we can grow in excess of this forecast by acquiring market share in the FVL market from rail carriers and other trucking carriers. We believe the strong rebound in light vehicle sales and production combined with a structural capacity shortage provides us with continued growth opportunities with both existing and new customers in the new and remarketed vehicle markets. Since 2009, we received increased business from or won new contracts with GM, Ford, Toyota, Nissan, Mazda, Hyundai/Kia and Chrysler.

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  Capitalize on Secular Off-Rail Modal Shift.  Management believes that while a large percentage of all new and used vehicles were transported historically by railroads for the longest legs (above

    350 miles) in North America, the FVL industry is currently undergoing a shift to off-rail transportation. Based on forecasted demand, we believe there will continue to be a significant shortage in the supply of capacity provided by both auto carriers and rail carriers. Following the 2008 economic downturn, there has been a reduction in capacity caused by the continued aging of the auto carrier fleet, ongoing scrapping and attrition of rigs and limited capacity for capital expenditures. We expect the industry dislocation between supply and demand to increase. Our large fleet, including our substantial number of parked, roadworthy rigs, provides us with attractive growth opportunities compared to many of our competitors and new entrants into the market in the face of this structural capacity shortage. Increased transportation of crude-by-rail and other energy-related shipments by rail, as well as intermodal shipments of other cargoes generally are crowding rail lines. At the same time, new shipping patterns are leading to longer trips and railcar scrapping and a lack of new production have combined to drive a dramatic increase in the number of vehicles awaiting transport. We believe auto carriers are positioned to continue to gain market share from rail carriers given the shortage of rail capacity and the flexibility of the auto carrier network to provide last mile, just-in-time and time-definite delivery service to OEMs looking to rapidly change over models and reduce inventory levels at manufacturing plants and dealerships. During 2014 and early 2015, several leading domestic and foreign OEMs contacted the Company about moving business off-rail, demonstrating that major OEMs are moving forward with the off-rail transition, and we have now secured contracts for some additional volumes that were previously transported by rail carriers.

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  Grow and Broaden our FVL Service Offering.  We intend to diversify across the FVL value chain and build interdependency with our customers by growing and expanding our logistic services. In particular:

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  We anticipate growth in our inspections business will be driven by vertical integration of services currently performed at physical vehicle auctions, as well as technology-enabled efficiencies.

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  We expect growth in our title business to come from increasing rental fleet size, faster rotation of vehicles and the provision of additional title management and adjacent administrative services.

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  We anticipate growth of our business in Mexico will provide new market opportunities for our asset-light services. For instance, our opportunity for "batch and hold" work, which is typically driven by model changes or other process changes, may become more frequent as more vehicle models are produced in Mexico.

        Leveraging our asset-light and asset-heavy segments will, we believe increase interdependencies with existing customers and strengthen our brand. This, in turn, can lead to new customer relationships. By increasing volumes, we intend to further build the scale of our core business, allowing us to better serve our customers and thus creating a virtuous cycle. We will use this to drive our business model of diversification throughout the entire FVL value chain.

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  Increase our Remarketed FVL Customer Base.  As a large-scale, full service provider, our services are increasingly attractive to our remarketed vehicle customers. The U.S. remarketed FVL market was nearly $3 billion in annual revenue in 2014, of which we currently have a negligible market share. This untapped market is an area of focus for additional growth, as we have existing relationships with many of the major customers, such as Avis Budget Group, Hertz Rent-A-Car and Enterprise Rent-A-Car, and the capacity to service others. We could further profit from this market by developing a synergistic backhaul network, filling rigs that would normally be empty on return trips. The incremental revenue would come at little additional cost and would also allow us to bid more competitively and win new business, further increasing our service to the remarketed vehicle market.

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  Expand Market Through Transportation of Non-Auto Based Products.  On average, our rigs are empty on over 70% of their backhaul miles. We interpret general freight transportation laws to allow us to transport non-auto based products on the trailers of our rigs, which may allow us to leverage our strategy of asset-heavy services to transport on our backhauls such materials ranging from commodities, such as timber, to specialty products, such as utility vehicles.

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  Exploit Potential Operational Efficiencies.  We have expanded our efforts to better utilize our 57 terminals to achieve networking efficiencies. Over the latter part of 2014 and the beginning of 2015, our senior management and operational teams have developed a proprietary model to help us better calculate and measure our rigs' load factor (the number of vehicles our rigs carry per trip) and load efficiency (the driven distance from the point of origin to the desired delivery point if driven by the most direct practical route divided by loaded miles) to minimize all out-of-route miles (the number of additional miles our rigs will drive—either on an outbound head haul or to realize a back haul networking opportunity). With this model, we are now able to better optimize the margins on all trips and more accurately predict and model the financial impact of how our rigs are deployed.

        Continue Disciplined Value-Based Acquisitions.    We intend to utilize the skills we have developed from serving OEM customers for 86 years to expand both within and beyond the North American FVL market.

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  Pursue Acquisitions in the Global FVL Sector.  We believe the size and scope of our operations afford us significant efficiencies. Since 2008, we have completed five acquisitions, all of which we have integrated efficiently into our existing business. Our management team is adept at acquiring and integrating companies. We believe we are well-positioned to pursue opportunities that will provide us with platforms for strong, long-term growth and strengthen our competitive positioning. Our goal is to continue to pursue strategic acquisitions within our existing industry that will expand our geographic presence, broaden our product and service offering and allow us to move into adjacent markets.

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  Continue to Profitably Expand into Asset-Light Verticals.  Since 1928, we have provided highly complex and valuable transportation and logistics services to OEMs. We believe the expertise that we have developed over the last 86 years in distributing new vehicles is highly transferable to other verticals in the FVL market. In November 2010, we launched JCL to provide vehicle distribution and transportation brokerage primarily to the auction and rental car markets, complementing our existing services. Similarly, in June 2011, we acquired AES to provide NVOCC international shipping services for cars, trucks and construction equipment from ports in the U.S. to international destinations on third party ships, further leveraging the expertise developed by serving our OEM customers. We aim to develop greater diversification in global logistics and transportation.

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  Expand into Attractive Adjacent Market Opportunities.  As supply chain requirements have continued to evolve, we have seen an increased focus on the need for premium freight logistics. We believe this market is characterized by stringent customer delivery requirements, special handling requirements, high-value freight, special permit needs and additional complexities that demand customized solutions.

Equipment, Maintenance and Fuel

        We operate strategically placed terminals in the U.S. and Canada, from which we direct our day-to-day operations. As of June 30, 2015, our fleet comprised 3,166 rigs (2,928 owned and 238 leased), of which approximately 2,461 are currently in operation. Our remaining rigs include roadworthy rigs, rigs that are parked and require investment to become roadworthy, and rigs that are used for parts. There is a nominal cost associated with keeping a rig parked and idle. Typically, when a non-roadworthy rig is being prepared to be deployed, we incur capital expenditures which will depend on the condition and age of the vehicle, but will generally range from approximately $50,000 to $125,000. During 2014, we took delivery of 25 new rigs under an operating lease to improve load factors. We expect the introduction of these new rigs to have a favorable effect on our operating margins.

        A new 75-foot rig (comprised of a tractor, trailer and head-ramp) currently costs approximately $250,000, and if it has been properly maintained, refurbished near the midpoint of its useful life and a replacement engine is installed in it at the appropriate mileage interval, has an average life of approximately 17 years. At December 31, 2014, the average age of the rigs that we own was between 10 and 11 years and the average remaining useful life was between 6 and 7 years. The average age is generally calculated based on the tractor manufacture dates.

        As of June 30, 2015, we maintained our rigs at our 29 shop locations operated by approximately 330 maintenance personnel, however, we do contract maintenance support throughout the U.S. as necessary. Rigs are scheduled for regular preventive maintenance inspections. Each garage is equipped to handle repairs, including repairs to electrical systems, air conditioners, suspension, hydraulic systems, cooling systems, and minor engine repairs. We have some engine repair capabilities and more recently we have also used engine suppliers for engine replacements in order to obtain long-term warranties offered by them. We manage equipment parts through centralized parts vendors.

        In order to reduce fuel costs, we utilize bulk fuel purchasing. In addition, while on delivery routes, our drivers may purchase fuel from several suppliers with whom we have negotiated competitive discounts and central billing arrangements. We purchase 95% of our over-the-road fuel within our network at preferred negotiated rates.

Customers

        Our customers are major domestic and foreign automotive OEMs, including GM, Ford, Toyota, Chrysler, Nissan, Mazda, and Hyundai/Kia. Our principal customers are auto manufacturers that use our services for delivery of new vehicles to dealers. Our three largest customers, GM, Ford and Toyota, combine to account for 81% of our revenues in 2014. We have developed and maintained long-term relationships with our significant customers and have historically been successful in negotiating contract renewals. Under written contracts, we have served GM since 1928, Ford since 1984 and Toyota since 1979. Our logistics customers also include OEM remarketers, rental car agencies and finance companies who are automotive lenders and dealers.

        The majority of our contracts are awarded as a result of a competitive bidding process. Our sales and marketing activities are conducted by our senior management, who interface directly with our customers. The limited number of OEMs enables our senior management to be closely involved in acquiring new business. We supplement our sales and marketing efforts by participating in conferences, trade shows, and industry associations such as the Automobile Carriers Conference.

        We have one-year or multi-year contracts in place with the majority of our customers. Most of the contracts, upon expiration, automatically renew for one-year terms unless terminated by either party. The customer contracts establish rates for the transportation of vehicles generally based upon a fixed rate per vehicle transported plus a variable rate for each mile that a vehicle is transported. Certain contracts provide for rate variation per vehicle depending on the size and weight of the vehicle. During 2014, the majority of our customers paid us a fuel surcharge that allowed us to recover a portion of fuel costs incurred during the year.

Competition

        We compete primarily in the short haul new vehicle segment of the automotive transportation market. Our primary business involves the transportation of new vehicles from manufacturing plants, VDCs, seaports and railheads to new vehicle dealerships under one-year or multi-year contracts with OEM customers. While rail carriers, which dominate the longer-haul lanes of approximately 350 miles or more, account for approximately 90% of miles carried, motor carriers, which move substantially all light-vehicles, are the primary link in the manufacturing chain for vehicles destined for dealers. We believe motor carriers are positioned to continue to gain market share from rail carriers given the shortage of capacity on rail and the flexibility of the motor carrier network to provide last mile, just-in-time delivery service as OEMs continue to rapidly change-over models and reduce inventory levels at manufacturing plants and dealerships.

        The motor carrier segment of the automotive transportation market is bifurcated between union and non-union carriers. Based on their union affiliations, many OEMs prefer to use union car carriers for their light-vehicle transportation needs. In addition, while it is more difficult for non-union car carriers to compete for union business, union carriers are able to secure business with non-union OEMs, rental car companies and remarketers. In 1995, there were 29 union carriers. Growth in competition from foreign car manufacturers, which has taken market share from U.S. manufacturers, the establishment of foreign non-union manufacturing in the U.S., the rise of non-union carriers and increased reliance by auto manufacturers on rail carriers has adversely affected union carriers. Consequently, the number of union carriers has steadily declined such that Cassens Transport Co. is now the Company's sole union competitor. The Company's primary non-union carrier competitors include Hanson & Adkins Auto Transport, United Road Services, Inc., Centurion Auto Holding Co. and Fleet-Car Lease, Inc.

        We compete with our union and non-union competitors on the basis of the size of our fleet, strength and location of our network, price, on-time and damage-free deliveries and the experience of our driver base. We believe that we are able to compete effectively with our motor carrier competitors with regard to each of these factors, except that we are challenged to compete effectively against non-union carriers as to price in certain geographic areas where non-union manufacturers are located. We believe our network enables us to compete effectively against our competitors. We compete with rail carriers for off-rail business on the basis of price and, in robust selling environments when dealers have low inventories, on the basis of transit times.

Seasonality and Economic Factors

        Demand for vehicle transport in our Transport and Logistics segments can be affected by inclement weather, particularly during the winter months, when such weather tends to slow the delivery of vehicles. Additionally, our business is subject to a number of general economic factors that may have a material adverse effect on the results of our operations, many of which are largely out of our control, including recessionary economic cycles and downturns primarily in the automotive sales market. Economic conditions may adversely affect our customers' business levels, the amount of transportation services they need and their ability to pay for our services. The demand for automobile transport is also a function of the timing and volume of lease originations, new car model changeovers, dealer inventories and new and used auto sales, with the second quarter typically our highest revenue period during the year.

Employees

        As of June 30, 2015, we had approximately 3,778 employees in the U.S. and Canada, including 2,382 drivers, 353 yard personnel, 326 mechanics, 61 vehicle inspectors and 656 other personnel. In addition, we have 242 employees in Mexico. We believe our driver turnover rate of 2% for the six months ended June 30, 2015, 17% during the year ended December 31, 2014 and 7% for the year ended December 31, 2013, is relatively low compared to others within our industry. All drivers, shop mechanics and yard personnel are represented by various labor unions. Most of the Company's U.S. employees are represented by the Teamsters and covered by the Master Agreement. Other U.S. employees are represented by the International Association of Machinists and are covered under separate agreements. Additionally, employees at our Canadian terminals are members of Unifor, formerly Canadian Auto Workers. We believe that we maintain excellent relationships with both our union and non-union employees. The Company expects to renew all labor agreements prior to their expirations.

Information Technology

        We have made a long-term commitment to utilize technology to serve our customers. We have implemented GPS devices in our fleet, which enables our terminals to provide customers with timely updates concerning vehicle load, dispatch and delivery and promotes efficient control and tracking of customer vehicle inventories. We are also in the process of deploying electronic proof of delivery to our driver work force. Through electronic data interchange and other protocols, we communicate directly with manufacturers and other shippers in the process of delivering vehicles, including electronic invoicing and collection. We also use these protocols to communicate with inspection companies, railroads, port processors and other carriers.

Regulation and Environmental

        We are regulated by the DOT and the FMCSA and various state agencies and similar agencies in Canada and Mexico (collectively, the "Transportation Agencies"). These agencies have broad authority to regulate numerous activities, such as auto carrier equipment, safety, security, hours of service, registration, and licensing to engage in auto carrier operations, handling of hazardous materials, insurance, and financial responsibility. The Transportation Agencies conduct reviews and audits to determine compliance with the regulatory requirements. We are also subject to the safety and security requirements of the U.S. Department of Homeland Security, the Canada Border Services Agency, and the Mexican Transportation Ministry. There are currently numerous regulatory efforts to improve fuel efficiency and minimize engine idle time.

        Our AES ocean shipping operations between U.S. and foreign ports are regulated by U.S. Customs and Border Protection. AES transactions with international shipper customers, ocean carriers and other logistics services providers are subject to regulations of the U.S. Treasury Office of Foreign Assets Control, which administers various U.S. trade laws and embargoes, and various laws and regulations such as the U.S. Foreign Corrupt Practices Act administered by the U.S. Department of Justice and Securities and Exchange Commission. AES operations include NVOCC services, which are regulated by the Federal Maritime Commission, or FMC, under the U.S. Shipping Act of 1984, or the Shipping Act. A NVOCC purchases blocks of cargo capacity from vessel operators and resells or uses such capacity to move cargo booked with the NVOCC by its shipper customers. The Shipping Act requires NVOCCs in United States export trade to be licensed by the FMC, to post a bond to protect shippers' interests and to publish an ocean freight tariff. A licensee must have among its officers a "Qualifying Individual" who the FMC finds to be of good character and have the required shipping business experience and ability to manage international ocean freight operations. The Shipping Act and FMC regulations require that NVOCCs' freight rates and charges be in accordance with published tariffs or covered by NVOCC service contracts with shipper customers filed with the FMC. The Shipping Act and regulations prohibit certain practices including payment of deferred rebates to shippers, accepting bookings from unlicensed or unbonded NVOCCs, unreasonable refusals to deal, giving undue preference or advantage to any shipper or type of traffic, or imposing unduly prejudicial or discriminatory rates, charges and practices. The Shipping Act also requires that ocean freight service contracts between NVOCCs and vessel operators must be filed with the FMC and conform to certain regulatory requirements. AES is duly licensed as an NVOCC by the FMC, and is bonded, publishes a tariff in compliance with FMC regulations and operates in accordance with such tariff or service contracts filed with the FMC in U.S. foreign trade. Various foreign agencies, including agencies in Mexico and Canada, also exercise regulatory powers over our foreign activities, including over our ability to engage in auto carrier freight transportation, safety matters, contract compliance, insurance requirements, tariff and trade policies, taxation and financial reporting.

        In addition, our terminal operations are subject to various federal, state, and local laws, regulations, and requirements that govern environmental and health and safety matters, including regulated materials management; the generation, handling, storage, transportation, treatment, and disposal of regulated wastes or substances; the storage and handling of fuel and lubricants; and the discharge of pollutants to the environment; and those that impose liability for and require investigation and remediation of releases or threats of releases of regulated substances, including at third-party owned off-site disposal sites, as well as laws and regulations that regulate workplace safety.

        Some of our operations require environmental permits and controls to prevent and limit pollution to the environment. Failure to comply with these laws, regulations, and permits may trigger a variety of administrative, civil, and criminal enforcement measures, including the assessment of civil and criminal fines and penalties, the imposition of remedial obligations, assessment of monetary penalties, and the issuance of injunctions limiting or preventing some or all of our operations. Certain of our operations involve the handling of bulk quantities of fuel, which could leak or be spilled from handling and storage activities. Maintenance of such tanks is regulated at the federal and, in most cases, state levels. We maintain regular, ongoing testing or monitoring programs for underground storage tank ("UST") facilities. We believe the UST facilities are in compliance with current environmental standards and we will not be required to incur substantial costs to bring the UST facilities into compliance. We believe our operations are in compliance with transportation requirements and environmental and health and safety regulatory requirements. The USTs are required to have leak detection systems and we are not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect on the operations of the Company.

        We are also subject to environmental remediation liability. Under federal and state laws, we may be liable for the cost of investigation or remediation of contamination or damages as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by our facilities or properties, or as a result of our current or past operations, including facilities to which we have shipped wastes for disposal, recycling or treatment, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. These laws, such as the federal Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, typically impose liability and cleanup responsibility without regard to fault or whether the owner or operator knew of or caused the release or threatened release. Our policy is to accrue regulatory-related costs when those costs are believed to be probable and can be reasonably estimated. The quantification of environmental remediation exposures is often difficult and requires an assessment of many factors, including the nature and extent of contamination, the timing, extent, and method of remedial action, current and changing laws and regulations, advancement in environmental remediation technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings, and the length of time involved in remediation or settlement. The Allied Acquisition included certain properties where USTs are present, most of which were removed during 2014 while the remaining will continue to be monitored for compliance with regulations.

Risk Management and Insurance

        Our risk management department is responsible for defining risks and securing appropriate insurance programs and coverage at cost effective rates. Through a combination of deductibles and third-party insurance coverage, we insure portions of our risk for workers' compensation; business automobile liability; commercial general liability; property, including business interruption; cargo damage and automobile physical damage; pollution liability for a Pennsylvania location; directors' and officers' liability; fiduciary liability; and employment practices liability. We have elected to self-insure certain costs related to workers' compensation and cargo claim liabilities, and were previously self-insured for certain auto and general liabilities. As part of our risk management strategy, we identify potential risks, retain that portion of the risk we deem appropriate and secure insurance coverage accordingly.

        Our current workers' compensation insurance program provides a one year cumulative aggregate cap based on payroll levels. Our general liability policy has a $1 million limit of liability per occurrence, and a $2 million general aggregate limit. Our automobile liability policy has a $1 million limit of liability per accident. We are self-insured for cargo damage liability, as our $350,000 deductible for cargo damage liability is equal to the $350,000 limit of liability. Our employers' liability coverage has a $1 million limit of liability and we have $19 million in umbrella-excess coverage applicable to general liability, United States and Canada automobile liability and employers' liability.

        We use a third-party actuary to assist us in determining the necessary reserves for our workers' compensation programs and carry a liability representing the additional amount by which our estimated actuarial reserves exceed the amount we have paid into the program. We also retain significant liability for claims incurred under our previous claims insurance programs. The reserves for these claims are calculated primarily through the use of actuarial estimates and by considering agreed upon settlement amounts and the litigation to which we are subject, discussed more fully in "Legal Proceedings."

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

        Our Board of Directors, which we refer to as our Board, consists of ten members—Ms. Amico (Executive Chairperson), Messrs. Riggs, Testman, Schickel, Ferguson, Torrence, McHugh, Chapman, Czarnecki and Ms. Brandon. Mr. Chapman was nominated to serve on the Board by the holders of a majority of the shares of the Company's previously outstanding Series B Preferred Stock in accordance with the terms of the Certificate of Designations governing the Series B Preferred Stock, which the Company has redeemed.

        Each director serves a term of one year until the next annual meeting of stockholders and until a successor is elected and qualified, or until his earlier death, resignation or removal. We do not have any equity listed on a securities exchange and, therefore, are not required to comply with any independence requirements imposed by the exchanges. However, our Board has concluded that Messrs. McHugh, Torrence, Czarnecki and Chapman are independent directors as defined under the independence standards of Section 301 of the Sarbanes-Oxley Act and those set forth in Rule 10A-3 of the Exchange Act. The Board formed a compensation committee and a nominating/corporate governance committee in February of 2014. In 2012, the Board formed an audit committee as discussed further below. In addition, we believe that Mr. Czarnecki would qualify as a "financial expert" under the requirements of the SEC.

        Set forth below are the names, ages and positions of our directors and executive officers of JCHC:

Name	Age	Position
T. Michael Riggs	61	Director and Chief Executive Officer, President and Treasurer
Michael S. Testman	51	Chief Financial Officer, Director
Alex Meza	42	Chief Commercial Officer
Jeff Herr	61	Chief Operating Officer
Brian Varano	56	Chief Administrative Officer
Riki Howard	49	President of Jack Cooper Transport, Inc.
Theo A. Ciupitu	39	Executive Vice President, Secretary, and General Counsel
Sarah Amico	36	Executive Chairperson of the Board of Directors
J.J. Schickel	45	Director
Kirk Ferguson	47	Director
Samuel Torrence	64	Director
J. Kevin McHugh	62	Director
James Chapman	53	Director
Edrienne Brandon	40	Director
Gerry Czarnecki	75	Director

Biographical Information

        The following is a summary of certain biographical information concerning our officers and our directors.

        T. Michael Riggs has served as a member of the Board of Directors, President and Treasurer since January 2010, and our Chief Executive Officer since August 2014. Mr. Riggs is the largest stakeholder, controlling over 70% of our outstanding voting securities. He has over 20 years of experience in the trucking industry, and another 20 years prior executive experience in manufacturing companies. Mr. Riggs is a member of the Executive Committee of the American Trucking Association, and is Chairman of the Auto Carriers Conference. In 2013, Ernst & Young awarded Mr. Riggs the Ernst & Young Entrepreneur of the Year for the Midwest Region. He was also awarded the Global Outstanding Achievement Award by Automotive Supply Chain Magazine. He received a B.S. in Business from the

General Motors Institute (now Kettering University) and an MBA from Harvard Business School. He and his wife of 28 years have three daughters and six grandchildren. Mr. Riggs brings significant leadership to the Board, particularly with respect to automotive and trucking industries.

        Michael S. Testman has been our Chief Financial Officer since April 2010 and a member of our Board of Directors since July 2010. Prior to joining us, from October 2008 to April 2010, Mr. Testman served as Chief Executive Officer and a director of JHT upon JHT's emergence from Chapter 11 reorganization. Mr. Testman also served on the board of directors of Mexicana Logistics, a subsidiary of JHT, from October 2008 to April 2010, and served as President of ATC Leasing, Inc., a subsidiary of JHT, from February 2005 to October 2008. JHT's revenues ranged from $230 million to $550 million during Mr. Testman's employment. Mr. Testman is a graduate of Missouri Southern State University. Mr. Testman brings significant management and financial expertise to the Board.

        Alex Meza has been the Chief Commercial Officer of JCHC since September 2014, having served as Managing Director of JCL since June 2012. Mr. Meza is responsible for defining and executing JCHC's growth strategies through the oversight of the sales, marketing and planning functions. In May 2014, Mr. Meza received the "Global Vehicle Logistics Leader of the Year" award from the Global SCM Auto leaders On Demand Forum. Prior to joining the Company, Mr. Meza was the Managing Director for Wallenius Wilhelmsen Logistics Mexico from 2006 to 2012, and prior to that he held the Managing Director role at Amports Mexico.

        Jeff Herr has been the Chief Operating Officer of JCHC since September 2014. Previous to this role, Mr. Herr served as the Vice Chair of JCHC's Chairman's Strategic Advisory Board responsible for mergers and acquisitions from June 2014 to August 2014. Prior to joining the Company, Jeff spent 15 years in the trucking industry. Most recently, from May 2009 to May 2014, Mr. Herr served as president and Chief Executive Officer of the R&R Transportation Group, a specialty trucking company focused on the delivery of hazardous materials. In addition to logistics, Mr. Herr has over 20 years of management experience in manufacturing companies related to the automotive and commercial vehicles industries. He received a BS in mechanical/electrical engineering from the General Motors Institute (now Kettering University) and an MBA from the University of Michigan.

        Brian Varano has been the Chief Administrative Officer of JCHC since September 2014. Before stepping into this role, Mr. Varano served as Senior Vice President of Operations Planning since March 2012. Prior to joining the Company in March 2012, Mr. Varano spent over 30 years in senior leadership roles in manufacturing and distribution companies. From March 2010 to March 2012, Mr. Varano worked at Hamilton Fixture Company, a company engaged in the manufacturing of multi-material store fixtures. From September 2008 to March 2010, Mr. Varano worked at Varano and Associates, a company engaged in process engineering and improvement for store fixture clients. Mr. Varano has significant experience in processing engineering, process improvement, and acquisition integrations in both private and public companies. Mr. Varano is a senior member of the Institute of Industrial Engineers, and he received his BS in Industrial Engineering from Western Michigan University.

        Riki Howard has been the President of Jack Cooper Transport since September 2014. Prior to this role, Mr. Howard was the Chief Operating Officer of Jack Cooper Logistics since February 2014. Prior to joining Jack Cooper Transport, Mr. Howard was the Senior Vice President, Head of Nissan Operations and Support from February 2011 to January 2014, and Chief Operating Officer, Senior Vice President Inland Operations and Network Logistics from January 2007 to January 2011, at Wallenius Wilhemsen Logistics. Prior to January 2007, Mr. Howard held other senior roles at Wallenius Wilhemsen Logistics and Distribution and Auto Service, Inc. Mr. Howard has 15 years of executive experience in a headquarters operation with complete third-party logistics oversight of a multi-national original equipment manufacturers. Mr. Howard received his BS in Biology and Chemistry from Middle Tennessee State University in 1992.

        Theo A. Ciupitu has been our Executive Vice President, Secretary or Assistant Secretary, and General Counsel since July 2010. Prior to joining us, Mr. Ciupitu was a corporate attorney in private practice, representing public and private companies and private equity and venture capital firms in, among other things, mergers and acquisitions, leveraged buyouts, divestitures, tax free reorganizations, private and public offerings, debt and equity financing transactions, and outsourcing, licensing, and general commercial transactions. From July 2006 to June 2010, Mr. Ciupitu was an attorney in the Corporate and Securities Department of Womble Carlyle Sandridge & Rice, PLLC. Prior to July 2006, Mr. Ciupitu was an attorney in the Corporate Services Department of McGuireWoods LLP. Mr. Ciupitu graduated summa cum laude from Florida State University in 1998 and earned his law degree from the University of Texas School of Law in 2001.

        Sarah Amico has been a member of our Board of Directors since June 2011 and has served as Executive Vice Chairperson since November 2014. Mrs. Amico also chairs the Mergers & Acquisitions Group. Mrs. Amico previously worked as the Head of Strategic Planning at APA Talent and Literary Agency in Beverly Hills, where she also launched and led the company's Entertainment Marketing & Brand Integration Department. During this time, she secured multi-party agreements amongst top content creators, marquis talent, large content distributors and leading brands. Mrs. Amico specialized in licensing agreements, branded entertainment, equity compensation deals and multi-platform promotions. Prior to joining APA, Mrs. Amico worked at the William Morris Agency in both Beverly Hills and New York, starting in the agency's famed Mailroom trainee program. She worked in the Motion Picture, Film Finance and Corporate Consulting departments before joining the launch team of WMA's The Mailroom Fund—a seed capital fund raised in partnership with AT&T, Venrock and Accel Partners. During her time in the entertainment industry, Mrs. Amico worked on initiatives for some of the world's largest and most recognizable brands, including General Motors, Time Inc., Starbucks, Reader's Digest, Amtrak, OPI, Harry & David, the Kardashians, and Virgin America Airlines. Mrs. Amico received her BA in Politics manga cum laude from Washington & Lee University and her MBA from the Harvard Business School. Mrs. Amico has significant expertise in marketing, and brings deep general business experience to our Board.

        John Jacob Schickel has been a member of our Board of Directors since July 2010. Mr. Schickel is the co-founder of EVE Partners, LLC, a boutique merchant bank focused exclusively on the transportation and logistics industry. Prior to co-founding EVE Partners, LLC, from July 1999 to November 2002, Mr. Schickel served as Chief Financial Officer and Chief Operating Officer of ATC Logistics, Inc. ("ATC"), a privately-held conglomerate with numerous businesses serving the automotive industry supply chain. At ATC, Mr. Schickel executed a bottom-up operational restructuring that resulted in a 325% increase in operating cash flow. Mr. Schickel also completed numerous debt financings, acquisitions, divestitures and a private equity placement to support the growth of Americas Management and Logistics Inc., ATC's international port processing division, which sold for $430 million in 2007. Mr. Schickel is a member of the NACD and currently serves as a board member for United Vision Logistics, P&S Transportation and BAM Worldwide. He has also served as a board member for Access USA Shipping Inc. and for Americas Management and Logistics, Inc. Mr. Schickel received undergraduate and graduate degrees in accounting from the University of Florida. Mr. Schickel's background includes deep experience in the automotive supply chain industry and logistics business, including advising on over 100 corporate finance and acquisition transactions, enabling him to assist the company as a director in understanding our customers' needs and in pursuing our acquisition growth strategy and the related financings.

        Kirk Ferguson has been a member of our Board of Directors since July 2010. Mr. Ferguson is a Managing Director and founding member of Sachem Head Capital Management, a capital management group based out of New York City. Prior to joining Sachem Head in 2012, Mr. Ferguson was a Managing Director of Stonehouse Capital Partners, a private investment firm formed in 2005, focused on structured equity and debt investments in middle market companies. Prior to founding Stonehouse,

Mr. Ferguson was a partner of American Industrial Partners, a private equity firm focused on investments in companies with potential for value creation from operational and financial restructuring initiatives. Mr. Ferguson currently serves or previously served on the Board of Directors of a number of private companies, including several transportation or automotive-related companies: Erickson Air-Crane, JHT and Stanadyne Automotive. Mr. Ferguson also has been a management consultant with Monitor Company. Mr. Ferguson is a graduate of Stanford University and earned his MBA from Harvard Business School. Mr. Ferguson brings significant investment and management experience to our Board, particularly in the automotive and trucking industry. In combination with his prior experience as a director and/or owner of numerous businesses, he brings significant expertise in business strategy formulation and execution.

        Samuel Torrence has been a member of our Board of Directors since May 2011. Mr. Torrence retired on July 1, 2008 as President and Chief Operating Officer of Just Born, Inc. ("Just Born"), a privately owned confectionary candy manufacturer distributing its products nationally and in over 50 countries worldwide. Prior to Just Born, Mr. Torrence was Executive Vice President of Mack Trucks, Inc. ("Mack"). At Mack, Mr. Torrence's responsibilities included parts warehousing and distribution, quality and administration (human resources, labor relations, health and welfare, training and development). Mr. Torrence was also chief spokesman for national union negotiations with the United Auto Workers during his tenure with Mack. Mr. Torrence was active in the integration and consolidation of Mack with Volvo Trucks North America after Mack's purchase by Volvo in 2001. From 1985 until his appointment at Mack, Mr. Torrence was Executive Vice President of Human Resources and Total Quality Management for Bridgestone USA. For a period of time, he also oversaw the purchasing and warehouse & distribution functions. He was active in Bridgestone's acquisition of Firestone in 1989, and subsequent integration and consolidation. Mr. Torrence was chief spokesman for national negotiations with the United Rubber Workers during his tenure at Bridgestone. He began his career with General Motors Corporation in 1969. Mr. Torrence previously served as an adjunct professor at DeSales University, instructing undergraduate business, strategic planning and MBA courses. Mr. Torrence currently serves as a guest lecturer at DeSales and several Universities in the Lehigh Valley. Graduating from General Motors Institute (now Kettering University), Mr. Torrence went on to earn a Juris Doctor degree and is licensed to practice law (now retired) in Ohio. Mr. Torrence is an NACD Governance Fellow and brings significant leadership to the Board, particularly with respect to the automotive and trucking industries.

        J. Kevin McHugh has been a member of our Board of Directors since August 2011. Mr. McHugh is currently the President of JKM Management Development, a leadership development and executive coaching firm he founded in 1990. He has worked with thousands of CEOs and executive teams around the world to increase leadership effectiveness. Mr. McHugh helps executives increase organization performance by developing leadership competencies that build emotional self-awareness, and open interpersonal communication to allow executives to skillfully manage conflict, and address unspoken tensions in the C-Suite. Mr. McHugh is an internationally known and respected education resource for the Young Presidents' Organization ("YPO"), a global organization of Presidents and CEOs with more than 15,000 members. He is a former member of the organization and is a regular speaker and facilitator at YPO's Global Leadership Conference. This annual event assembles more than 3,000 Presidents and CEOs from around the world to learn how to lead other CEOs at local chapter levels. Prior to starting JKM Management Development, Mr. McHugh performed in a variety of executive sales and marketing positions in closely held corporations and served for six years as the President and CEO of a regional capital goods distribution company. As an entrepreneur, Mr. McHugh also founded and operated a chain of retail candle stores from 1994 to 2003. Mr. McHugh holds a BS in Marketing from St. Joseph's University and has received extensive post-graduate education in personality assessment, leadership development and executive coaching. He is certified in numerous behavioral assessment methodologies. Mr. McHugh brings his deep experience in management and leadership development to the Board.

        James Chapman has been a member of our Board of Directors since August 2011. Mr. Chapman is the non-executive Chairman of CSC ServiceWorks, Inc., an outsourced services provider to multi-family housing and related commercial property managers, and has been affiliated with CSC and affiliates since 1992. Mr. Chapman also serves as an Advisory Director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services non-executive company based in Greenwich, Connecticut, which he joined in December 2004. Prior to SkyWorks, he was associated with Regiment Capital Advisors, LP, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Mr. Chapman has over 30 years of investment banking experience in a wide range of industries including aviation/airlines, metals/mining, natural resources/energy, automotive/general manufacturing, financial services, real estate and healthcare. Presently, he serves as a member of the Board of Directors of AerCap Holdings NV (NYSE: AER), Tembec Inc. (TO: TMB) and Tower International, Inc. (NYSE: TOWR). In addition, Mr. Chapman is a Board member of several private companies and serves on the Advisory Board of Houlihan Lokey. Mr. Chapman received an MBA with distinction from Dartmouth College and was elected an Edward Tuck Scholar. He received his BA degree, with distinction, magna cum laude, at Dartmouth College and was elected to Phi Beta Kappa, in addition to being a Rufus Choate Scholar. Mr. Chapman has significant experience as an executive and board member of numerous public and private companies, and has unique experience in investment banking and capital raising activities.

        Edrienne Brandon joined the Board in August 2014 and is the chair of our nominating/corporate governance committee. Mrs. Brandon is an Associate Director at Volcano Corporation, a $390 million public medical device company. Currently, she is responsible for commercial marketing for Volcano's coronary imaging business, the company's largest business, and leads product development for the high-resolution imaging portfolio. Prior to this role, Mrs. Brandon led U.S. Coronary Imaging and Peripheral Vascular Marketing and Global Corporate Marketing at Volcano. Mrs. Brandon is a Co-Founder and Advisor for Ablaze Ventures, a firm that provides entrepreneurs with value-added capital and resources to maximize their potential. She has led numerous commercial launches and held marketing leadership roles at Procter & Gamble, Ophthonix, GlaxoSmithKline, and GreatCall/Jitterbug. Mrs. Brandon started her career as a management consultant for Ernst & Young. Her past board service includes the Duke University Trinity Board of Visitors, the Duke Board of Trustees Committee on Institutional Advancement, Harvard Business School Admissions, and The Family Tree. Mrs. Brandon earned her MBA from Harvard Business School, and her BA from Duke University, where she was a two-term Class President, Commencement Speaker, and Griffith University Service Award recipient. Mrs. Brandon brings her significant experience in commercial marketing and consulting to the Board.

        Gerry Czarnecki joined the Board of Directors in August 2014 and is the chair of our audit committee. Mr. Czarnecki has served since 1994 as the Chairman and Chief Executive Officer and the principal stockholder of The Deltennium Group, Inc., which has interests in a range of principal investments, as well as a broad consulting practice that helps organizations achieve peak performance through effective leadership, focused strategy, effective organization and sound financial management. He is a member of the board of directors of State Farm Insurance Company and Chairman of the Audit Committee; member of the board of directors of State Farm Bank and State Farm Fire & Casualty; Chairman of the board of directors of MAM Software Group, Inc.; and member of the board of directors of JA Worldwide, Inc. and Chairman of the Compensation Committee. Prior to forming The Deltennium Group, Mr. Czarnecki was President of UNC Incorporated, a diversified aerospace and aviation company engaged in manufacturing, after-market services and military outsourcing services, the Senior Vice President of Human Resources and Administration of IBM Corporation, and held a number of executive positions in the retail banking and consumer financial services industry. Mr. Czarnecki holds a BS in Economics from Temple University, an MA in Economics from Michigan State University, a Doctor of Humane Letters from National University and is a Certified Public

Accountant. Mr. Czarnecki has broad experience as an executive and a consultant, and brings that expertise to the Board.

Family Relationships

        Sarah Amico, our Executive Chairperson, is the daughter of T. Michael Riggs, a member of our board of directors and our Chief Executive Officer, President and Treasurer. Otherwise, there are no family relationships among any of our directors or executive officers.

Board Leadership Structure and Role in Risk Oversight

        Our Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide independent oversight of management. Our Board understands that there is no single, generally accepted approach to providing board leadership and recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board periodically reviews its leadership structure. Our board leadership structure currently consists of Sarah Amico, who is an employee of JCHC and serves as our Executive Chairperson, and T. Michael Riggs, who is a member of our Board and our Chief Executive Officer. The Board believes that this is the most appropriate structure based on our Chairperson's significant marketing and business experience and on our Chief Executive Officer's extensive experience and in-depth knowledge of the Company and the industry, and the Board believes that this structure will provide a clear, well-defined focus for the chair of command to execute the Company's business plans and strategic initiatives. Additionally, Mr. Torrence has served as our lead director since November 2013, and brings significant leadership to the Board, particularly with respect to the automotive and trucking industries.

        One of the key functions of our Board is informed oversight of our risk management process. Our Board administers this oversight function directly, with support from its standing committees; our audit committee, our compensation committee and our nominating/corporate governance committee, each of which addresses risks specific to its area of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management takes to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating/corporate governance committee provides oversight with respect to corporate governance and ethical conduct and monitors the effectiveness of our corporate governance guidelines, including whether such guidelines are successful in preventing illegal or improper liability-creating conduct.

Committees of the Board of Directors

        Nominating/Corporate Governance Committee.    Our nominating/corporate governance committee is comprised of four directors: Ms. Brandon (Chair), Ms. Amico and Messrs. Torrence and Chapman. The nominating/corporate governance committee's primary functions are to: (1) identify and recommend to the Board individuals qualified to become directors and (2) develop and recommend to the Board a set of corporate governance principles consistent with requirements of national securities listing exchanges and codes of conduct and codes of ethics relating to the operation of the Board and its committees.

        Compensation Committee.    Our compensation committee is comprised of three directors: Messrs. Ferguson (Chair), Schickel and McHugh. The compensation committee's primary functions are to: (1) provide assistance and recommendations to the Board relating to the compensation (both cash and equity) and the philosophies, plans, policies and programs for the Company's employees, officers and directors; (2) oversee preparation of reports on compensation and related matters to be included in any reports filed with or furnished to the SEC and (3) review and make recommendations to the Board regarding the Company's dividend policy.

        Audit Committee.    Our audit committee is comprised of four directors: Messrs. Czarnecki (Chair), McHugh, Torrence and Schickel. Our audit committee, pursuant to its written charter, among other matters, oversees: (1) the financial reporting process, including the integrity of our financial statements and systems of internal controls regarding finance, accounting, legal compliance and ethics; (2) compliance with legal and regulatory requirements regarding finance; (3) the qualifications and independence of our independent auditors; (4) management of our financial risk; and (5) the performance of our internal audit function and independent auditors. Duties of the audit committee also include the following:

  •
  retains and terminates, determines compensation of and oversees the work of independent auditors selected to audit our financial statements or to perform related work;

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  reviews the scope of the proposed annual audit for the current year and audit procedures to be applied and generally oversees the auditing process;

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  reviews the methodology and effectiveness of our internal control procedures;

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  resolves identified material weaknesses and reportable conditions in internal controls;

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  reviews and submits to the Board for approval updates to the audit committee's charter and activities on an annual basis;

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  investigates any matter brought to its attention within the scope of its authority and responsibility;

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  has sole authority to review and give prior approval for any non-audit services to be performed by the independent auditors, consistent with rules and regulations of the SEC; and

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  reviews and discusses with management and the independent auditors our policies with respect to risk assessment and risk management and any significant risk exposures to which our business is subject, and assesses the steps management has taken to monitor and control such risks.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves, or in the past has served, as a member of the Board or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our Board or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company, other than Kirk Ferguson, who is currently an employee solely for the purposes of the provision of health care, and John Jacob Schickel, who was previously an employee of JCL.

Code of Business Conduct and Ethics

        The Company does not currently have a written code of ethics which applies to its executive officers. However, the Company believes that the Board adequately monitors the activities of management to ensure that its executive officers maintain proper ethical standards.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table summarizes information regarding the compensation awarded to, earned by or paid to T. Michael Riggs, a member of our board, and our President, Treasurer and, since August 2014, Chief Executive Officer, Bob Griffin, our Former Chief Executive Officer, Michael Testman, our Chief Financial Officer, Theo Ciupitu, our Executive Vice President, Secretary and General Counsel, and Craig Irwin, our Former President of Jack Cooper Transport during our 2012, 2013 and 2014 fiscal years. We refer to these individuals in this section as our named executive officers or NEOs.

        Effective as of August 31, 2014, Mr. Griffin resigned as Chief Executive Officer, and Mr. Riggs assumed the role of Chief Executive Officer upon Mr. Griffin's retirement.

        In addition, effective as of November 20, 2014, Mr. Riggs stepped down as our Chairman and Mrs. Amico assumed the role of Executive Chairperson.

Name	Year	Salary ($)	Bonus ($)	All Other(5) Compensation ($)	Total ($)
T. Michael Riggs(1)	2014	700,000	850,000	26,133	1,576,133
Former Chairman, Chief Executive Officer, President & Treasurer	2013	750,000	1,000,000	20,745	1,770,745
Bob Griffin(2)	2014	326,646	569,750	898,619	1,795,015
Former Chief Executive Officer	2013	419,750	350,000	23,360	793,110
Michael S. Testman(3)	2014	418,500	513,000	4,081	935,581
Chief Financial Officer	2013	363,000	275,000	1,135	639,135
Theo Ciupitu(4)	2014	346,500	397,000	6,101	749,601
Executive Vice President, Secretary and General Counsel	2013	297,000	100,000	6,000	403,000
Craig Irwin(6)	2014	359,000	275,000	4,474	638,474
Former President of Jack Cooper Transport	2013	200,917	—	—	200,917

(1)
Mr. Riggs annual base salary was reduced from $750,000 to $650,000 on July 1, 2014.

(2)
Mr. Griffin resigned from his position as the Company's Chief Executive Officer effective August 31, 2014. Mr. Griffin's annual base salary was increased from $419,750 to $460,000 on February 1, 2014, and as approved by the Board of Directors, the salary increase was retroactively applied with an effective date of June 30, 2013, resulting in Mr. Griffin receiving an additional salary payment of $20,125 in 2014.

(3)
Mr. Testman's base salary was increased from $363,000 to $400,000 on February 1, 2014, and as approved by the Board of Directors, the salary increase was retroactively applied with an effective date of June 30, 2013, resulting in Mr. Testman receiving an additional salary payment of $18,500 in 2014.

(4)
Mr. Ciupitu's annual base salary was increased from $297,000 to $330,000 on February 1, 2014, and as approved by the Board of Directors, the salary increase was retroactively applied with an effective date of June 30, 2013, resulting in Mr. Ciupitu receiving an additional salary payment of $16,500 in 2014.

(5)
With the exception of Mr. Griffin's All Other Compensation for 2014, All Other Compensation is comprised of the cost attributable to the personal use of Company vehicles and the associated taxes thereon paid by the Company for the benefit of each executive. During 2014, All Other Compensation for Mr. Griffin related to payments under his separation agreement.

(6)
Mr. Irwin stepped down as President of Jack Cooper Transport effective September 1, 2014. His annual salary was increased from $248,000 to $359,000 on June 1, 2013.

Resignation of Mr. Griffin

        On September 29, 2014, JCHC entered into a separation, restrictive covenants and consulting agreement with Robert Griffin, JCHC's former Chief Executive Officer, which was effective as of August 31, 2014 (the "Separation Agreement"). As of the effective date, Mr. Griffin resigned from his positions as JCHC's Chief Executive Officer and director.

        Pursuant to the Separation Agreement, JCHC will pay Mr. Griffin $1,100,000, less applicable deductions and withholdings, payable in 16 equal monthly installments, beginning September 2014 and ending December 2015. In addition, Mr. Griffin is eligible, subject to certain conditions, to participate in JCHC's health, group life insurance, and long-term disability programs through December 31, 2015, and to the car, laptop computer, tablet computer, and cellular telephone most recently used by Mr. Griffin in connection with his employment with JCHC. In consideration thereof, Mr. Griffin has released JCHC (together with JCEI and its direct and indirect subsidiaries) from any known or unknown claims.

        Mr. Griffin has agreed to certain restrictive covenants, including covenants not to compete with, and not to solicit employees or business from the customers of, JCHC or its subsidiaries for a period ending September 1, 2019. JCHC has agreed to pay Mr. Griffin $1,500,000, less applicable deductions and withholdings, payable in 60 equal monthly installments, beginning October 2014 and ending September 2019. In addition, Mr. Griffin has agreed to provide certain consulting services to JCHC and its affiliates, and JCHC has agreed to pay $1,000,000 for such services, half of which was paid on October 15, 2014, and the other half will be paid if certain conditions relating to the provision of services are met.

Narrative to Summary Compensation Table

        Prior to the establishment of the compensation committee in February 2014, the Board had the responsibility for administering and overseeing all elements of our executive compensation program. Our Board and the compensation committee have adopted a broad philosophy for the manner in which our executives are compensated. For the past few years, the focus has been on our restructuring efforts, including our turnaround, which began in 2009 and move recently the focus has shifted to the Company's profitable growth and expansion. Our Board has evaluated, and the compensation committee will continue to evaluate, the need for revisions to our executive compensation program to ensure our program is competitive with the companies with which we compete for superior executive talent. As part of this process, consideration is given to the competitiveness of the elements of compensation packages we offer to our executives. The goal of our executive officers compensation program is to attract, motivate and retain executive officers who are critical to our success, while holding them accountable for their own personal performance and for our performance.

        On a yearly basis, our Board considers whether to adjust the salary component of overall compensation in light of the overall compensation package for each executive and how the balance of the components for an individual matches the overall compensation philosophy. In determining cash compensation levels for executives, the Board has considered, and the compensation committee will consider, the qualifications of the executive, our current needs and expected future needs, the competitive opportunities for individuals with similar executive skill sets and experience and the expected budget.

        A significant component of the compensation package for our named executive officers consists of a cash bonus tied to our success, pursuant to the terms of each named executive officer's employment agreement. See "—Employment Agreements." Prior to 2015, each named executive officer's employment agreement provided for a bonus payment as a percentage of salary upon our achievement of certain specified percentages of adjusted, projected consolidated EBITDA, or EBITDA Target. At the beginning of the fiscal year, the Board would set an EBITDA Target (which could be the same or different for each officer) that is difficult to achieve but which was in line with the Board's expectations for growth. Beginning in 2015, each named executive officer's employment agreement provides for an annual, performance-based, discretionary bonus of up to fifty percent (50%) of their then current base salary as determined by the Board (or the compensation committee) in its sole and absolute discretion. Each named executive officer also has the opportunity to receive an additional bonus in the discretion of the Board.

        Finally, we believe it is important for executives to have incentives that are aligned with our shareholders. From time to time, the Board will award equity to certain executives in recognition of exemplary performance or upon the commencement of an executive's employment. These equity awards generally consist of non-voting stock or options to purchase non-voting stock. However, the options will relate to stock of our parent Jack Cooper Enterprises, Inc.

        In 2014, the Compensation Committee engaged Lyons, Benson & Company, Inc., as our outside compensation consultant.

        The following table sets forth the potential 2014 bonus levels as a percentage of each named executive officer's base salary relative to the EBITDA Target for each of our named executive officers who were eligible for a bonus in 2014, pursuant to the employment agreements that were in effect as of December 31, 2014:

Name	Bonus (as a percentage of base salary)	EBITDA Target
T. Michael Riggs	140%	120% (maximum)
	60%	70% (minimum)
Michael S. Testman	100%	100% (maximum)
	40%	65% (minimum)
Theo Ciupitu	100%	100% (maximum)
	40%	65% (minimum)

        In 2014, each named executive officer was eligible to receive their applicable contractual bonus as a percentage of their base salary (up to the maximum percentage stated above) depending on the Company's percentage achievement of the EBITDA Target, and was not eligible for any contractual bonus if the Company did not achieve the minimum EBITDA Target. In 2014, discretionary incentives related to the Allied Acquisition integration were approved by the Compensation Committee and paid to Messrs. Riggs, Griffin, Testman and Ciupitu.

        The named executive officers in previous years were awarded options to purchase common stock of our parent, JCEI. On August 20, 2014, the Board of Directors of JCEI, after consultation with experts and consideration of a report valuing JCEI's capital stock, approved the re-pricing of all outstanding options to purchase shares of Class B Common Stock in JCEI, held by the Company's directors and officers, including our named executive officers, that were granted on November 14, 2013. These options had a per share exercise price in excess of the then-fair value of the fair market value per share of the Class B Common Stock, due in part to an extraordinary dividend that was paid by JCEI in July 2014 for which no adjustment was made to the outstanding options at that time. As a result, the exercise price of these options was decreased to $48.00 per share.

Employment Agreements

        In connection with the continued employment of each of Mr. Riggs as CEO and Mr. Ciupitu as General Counsel and Executive Vice President, JCHC entered into a letter agreement with each executive, which were executed on December 1, 2014 in the case of Mr. Riggs and November 17, 2014 in the case of Mr. Ciupitu, and which were effective as of January 1, 2015. The agreements with Messrs. Riggs and Ciupitu replaced their agreements that expired on December 31, 2014.

        Pursuant to the letter agreements, JCHC will pay Mr. Riggs an initial yearly base salary of $650,000 and Mr. Ciupitu an initial yearly base salary of $330,000. Each executive's initial yearly base salary is subject to periodic increases: in the case of Mr. Riggs, as determined by the Board of Directors of JCHC or the Compensation Committee, and in the case of Mr. Ciupitu, as determined by the Chairman, the CEO or the Board of Directors of JCHC.

        Each executive's employment agreement continues unless terminated pursuant to its terms. Each executive will have the opportunity to receive an annual, performance-based, discretionary bonus of up to fifty percent (50%) of his or her then current base salary: in the case of Mr. Riggs, as determined by the Board of Directors of JCHC or the Compensation Committee, and in the case of Mr. Ciupitu as determined by the Chairman, the CEO, or the Board of Directors of JCHC, in his or its sole and absolute discretion. Furthermore, each executive has the opportunity to receive additional discretionary bonuses: in the case of Mr. Riggs, as determined by the Board of Directors of JCHC or the Compensation Committee, and in the case of Mr. Ciupitu as determined by the Chairman, CEO or the Board of Directors of JCHC, in his or its sole discretion. Each executive will be entitled to participate in JCHC's benefit programs and will be reimbursed for certain business expenses. JCHC will also provide each executive with a car allowance of $650 per month. If JCHC terminates an executive without cause within five (5) years of the effective date of the letter agreement, JCHC will be required to pay that executive the salary, bonuses and benefits that he or she is owed through the last day of actual employment, plus a severance payment equal to his or her initial base salary for either eighteen (18) months following termination or until the fifth (5th) anniversary of the effective date of the letter agreement, whichever is earlier. The payment of severance is contingent on the executive's execution of an irrevocable separation agreement and general release of claims. No severance is due upon JCHC's termination of an executive for cause, or upon the executive's resignation.

        Each executive's employment agreement includes non-solicitation provisions, pursuant to which the executive has agreed, during the term of his employment and for two (2) years after his or her termination, not to solicit any business from the customers of the Company or any of its affiliates with whom he or she had material contact during his or her employment with any of JCEI, JCHC, or JCHC's direct or indirect subsidiaries (each, a "JC Company"). Further, the executive's agreement includes an agreement, during the term of employment and for two (2) years thereafter, not to solicit, divert, hire, or attempt to solicit, divert or hire employees of any JC Company, and non-competition provisions pursuant to which he or she has agreed not to own, manage, operate, join, control, be employed by or with, or participate in any manner with a competing business in any geographic areas where he or she was undertaking duties or responsibilities for a JC Company within two (2) years prior to termination, where doing so will require the executive to offer or provide products or services of the type conducted, authorized, offered or provided by any JC Company within two (2) years prior to termination. Each executive has also agreed to hold all confidential information in the strictest confidence during the term of his or her employment and for three (3) years following his or her termination, that any inventions during his or her employment with any JC Company shall be the sole and exclusive property of JCHC, and has granted JCHC a worldwide, non-exclusive, perpetual, irrevocable, royalty-free, and fully paid-up license and rights to all intellectual property which the executive owns or has an interest in and uses, provides, or incorporates into any goods, services, systems, or operations of any JC Company.

Potential Payments upon Termination or Change in Control

        As discussed above, if JCHC terminates an executive without cause within five (5) years of the effective date of the letter agreement, JCHC will be required to pay that executive the salary, bonuses and benefits that he or she is owed through the last day of actual employment, plus a severance payment equal to his or her initial base salary for either eighteen (18) months following termination or until the fifth (5th) anniversary of the effective date of the letter agreement, whichever is earlier. The payment of severance is contingent on the executive's execution of an irrevocable separation agreement and general release of claims. No severance is due upon JCHC's termination of an executive for cause, or upon the executive's resignation. There are no separate payments triggered upon a "change in control", and a "change in control" termination is treated the same as any other termination.

        For the purposes of our employment agreement with our named executive officers, "cause" means: (i) a breach of the letter agreement, which breach is not cured by the officer within thirty (30) days following the date that the Company provides written notice to the named executive officer of such breach and the circumstances of such breach is reviewed with the officer by the Chairman, the General Counsel, and a human resources representative of the Company; (ii) the officer's gross negligence, gross misconduct, fraud, or dishonesty in connection with his or her performance of his or her duties, as determined by the Board of Directors of the Company in its reasonable and good faith judgment; (iii) the conviction of the officer for a felony or crime involving moral turpitude; (iv) the commission of a willful act by the officer causing harm to the Company or any other JC Company which harm, when capable of cure, is not cured within thirty (30) days following the date the Company provides notice thereof; (v) the officer's willful refusal to follow the lawful directives of the Board of Directors of the Company consistent with his or her job title; or (vi) the officer's failure to follow any policies or procedures of the Company following the date the Company provides written notice of such failure.

        The following table sets forth the payments that would have been owed to each of our current named executive officers, if their employment had ended on December 31, 2014:

		Termination
Name	Benefit	Upon Death or Disability $		By the Company Without Cause $		By the Executive for Good Reason $		By the Company for Cause or by the Company Without Good Reason $
T. Michael Riggs	Cash Payments	—		975,000		—		—
	Benefits	—		—		—		—
Michael Testman(3)	Cash Payments	—		—		—		—
	Benefits	—		—		—		—
	Repurchase of Equity	—		—		—		—
Theo Ciupitu	Cash Payments	—		495,000		—		—
	Benefits	—		—		—		—
	Repurchase of Equity		(1)		(1)		(1)		(2)

(1)
Mandatory repurchase at the "fair value" as of the date of termination, as may be mutually agreed or determined by an independent appraiser.

(2)
Optional repurchase in the discretion of the Company at the "fair value" as of the date of termination, as may be mutually agreed or determined by an independent appraiser.

(3)
Mr. Testman's employment agreement with the Company expired on December 31, 2014.

Outstanding Equity Awards at Fiscal Year End

        There were no outstanding option awards held by our named executive officers as of December 31, 2014.

Director Compensation

        On September 1, 2014, our Board established a new compensation program for our directors. Pursuant to this compensation program, the compensation for all of our directors who are not executive officers will continue to be set at $1,000 per week, and effective as of October 1, 2014, the compensation for our lead director, Mr. Torrence, was set at $1,200 per week.

        Pursuant to the new compensation program, effective as of January 1, 2014, the audit committee chairman is paid an annual retainer of $25,000 and the other audit committee members are paid an annual retainer of $12,500, the compensation committee chairman is paid an annual retainer of $17,500 and the other compensation committee members are paid an annual retainer of $8,750, and the nominating/corporate governance committee chairman is paid an annual retainer of $10,000 and the other governance committee members are paid an annual retainer of $5,000. All of the retainers are paid quarterly in advance. We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings.

        As noted above, on August 20, 2014, our Board, after consultation with experts and consideration of a report valuing JCEI's capital stock, approved the re-pricing of all outstanding options to purchase shares of existing Class B Common Stock held by directors and officers of the Company that were granted on November 14, 2013. As a result, the exercise price of these options was decreased to $48.00 per share.

        Additionally, on August 20, 2014, the Board approved stock option grants to purchase existing Class B Common Stock to the following directors (the number of options granted to each person is in parentheses): Sam Torrence (4,000), Jim Chapman (4,000), Kirk Ferguson (4,000), J.J. Schickel (4,000), Kevin McHugh (4,000), Gerry Czarnecki (4,000), and Edrienne Brandon (4,000), at an exercise price of $48.00 per share, which in the aggregate represent the option to purchase up to 28,000 shares of Class B Common Stock. The stock options were granted pursuant to non-statutory stock option agreements between JCEI and each recipient.

        The following table presents information relating to total compensation of the directors for the fiscal year ended December 31, 2014. Information with respect to the compensation of Messrs. Riggs and Testman as executive officers of the Company is included above in the "Summary Compensation Table"; they do not receive compensation for their service as directors. Upon her appointment as Executive Chairperson of the board, Ms. Amico no longer receives compensation for her service as a director.

Name	Fees Earned or Paid in Cash	Option Awards(1)	All Other Compensation	Total
Edrienne Brandon	$18,841	$74,720	$—	$93,561
Gerry Czarnecki	21,966	74,720	—	96,686
J. Kevin McHugh	123,250	74,720	—	197,970
J.J. Schickel	73,250	74,720	—	147,970
James Chapman	107,000	74,720	—	181,720
Kirk Ferguson	69,500	74,720	12,000	156,220
Sam Torrence	134,600	74,720	—	209,320
Sarah Amico	42,000	—	—	42,000

(1)
During the fourth quarter of 2013, Ms. Brandon and Messrs. Chapman, Czarnecki, Ferguson, McHugh, Schickel and Torrence were each granted 4,000 stock options to purchase Class B non-voting stock in Jack Cooper Enterprises, Inc., the parent company of JCHC, at an exercise price of $48.00 per share and with a grant date fair value of $74,720 (fair value of $18.68 per share calculated using the Black Scholes method). The options have a 10 year term, vest and become fully exercisable three years from the grant date. The options were granted based upon a director compensation study by the Board to provide for parity among its members.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        All outstanding common stock of the Company is owned by JCEI.

        The following table sets forth certain information at September 25, 2015 about the beneficial ownership of the voting Class A Common Stock in JCEI, by: (i) each of our directors; (ii) each of our named executive officers; and (iii) all of the directors and executive officers as a group. Unless otherwise indicated, the beneficial owners of JCEI voting Class A Common Stock listed below have sole voting and investment power with respect to all shares shown as beneficially owned by them:

	Beneficial Ownership
Name of Beneficial Owner	Number of Class A Shares		Percent of Class
T. Michael Riggs	632,260	(1)	78.95%
Craig Irwin	43,880		5.48%
Sam Torrence	1,000		*
Kirk Ferguson	1,000		*
J.J. Schickel	1,000		*
Gerry Czarnecki	1,000		*
Michael S. Testman	—		—
Sarah Amico	—		—
Theo Ciupitu	—		—
James Chapman	—		—
Edrienne Brandon	—		—
J. Kevin McHugh	—		—
Directors & Executive Officers as a Group	680,140		84.93%

*
Represents beneficial ownership of less than 1.00%.

(1)
All 632,260 shares of common stock are owned by the T. Michael Riggs Family Trust of 2014, of which Mr. Riggs and Aaron Brown serve as co-trustees. Mr. Riggs has sole voting and dispositive power with respect to shares owned by such trust.

        The following table sets forth certain information at September 25, 2015 about the beneficial ownership of the non-voting Class B Common Stock in JCEI (on an issued and outstanding basis) by: (i) each of our directors; (ii) each of our named executive officers; and (iii) all of our directors and executive officers as a group. Unless otherwise indicated, the beneficial owners of our non-voting

Class B Common Stock listed below have sole investment power with respect to all shares shown as beneficially owned by them:

	Beneficial Ownership
Name of Beneficial Owner	Number of Class B Shares	Percent of Class
Michael S. Testman	49,365	10.76%
Theo Ciupitu	43,880	9.57%
T. Michael Riggs(1)	35,219	7.68%
J.J. Schickel	11,970	2.61%
Kirk Ferguson	11,970	2.61%
James Chapman	5,990	1.31%
J. Kevin McHugh	5,265	1.15%
Sarah Amico(2)	3,996	*
Sam Torrence	3,995	*
Gerry Czarnecki	1,000	*
Edrienne Brandon	—	—
Directors & Executive Officers as a Group	288,122	62.83%

*
Represents beneficial ownership of less than 1.00%.

(1)
30,739 shares are owned by The TMR 2014 Family Trust, of which Mr. Riggs' wife is a beneficiary, and 4,480 shares are owned by the T. Michael Riggs Family Trust of 2014, of which Mr. Riggs and Aaron Brown serve as co-trustees.

(2)
The shares are owned by The SLRA 2014 Family Trust, of which Andrea Amico, Mrs. Amico's husband, and Veronica Scheurich serve as co-trustees.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The following is a description of transactions since January 1, 2014, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5% of our capital stock, or persons affiliated with them, hold or will have a direct or indirect material interest.

Relationship with EVE Partners and Eve Merchant.

        We have engaged EVE Partners, LLC, or EVE Partners, as our non-exclusive financial advisor in connection with developing a diversification strategy and the evaluation and structuring of any one or more potential financing or acquisition transactions, including, but not limited to, the purchase of certain assets or business interests of certain prospects. EVE Partners' co-founder and 50% owner, J.J. Schickel, also serves on our Board. Our agreement with EVE Partners has a term of 12 months from July 7, 2010, which automatically renews until terminated upon giving 30 days' notice. Amounts payable to EVE Partners include: (i) a retainer in the amount of $8,000 per month; and (ii) a transaction fee or a financing fee as mutually negotiated in advance of executing a letter of intent with respect to any potential transaction. Under this agreement, EVE Partners received payments of $0.1 million during the year ended December 31, 2014 and $0.1 million during the six months ended June 30, 2015.

        On December 31, 2012, we purchased all outstanding minority interests in JCL from Eve Merchant Holdings, Inc., or Eve Merchant. Our subsidiary, JCL, has also engaged Eve Merchant as a non-exclusive advisor in connection with certain operations of the company, including, without limitation, making J.J. Schickel available to provide certain services as JCL's chairman, vice chairman, chief executive officer or president, as applicable. Under this agreement, Eve Merchant receives a non-refundable retainer of $12,667 per month. J.J. Schickel is the founder and 100% owner of Eve Merchant. Eve Merchant held a minority interest in JCL until purchased in December 2012 (as discussed above) and owned Series E Preferred Stock of JCHC until we redeemed it in full in 2013. Under this agreement, Eve Merchant received a payment of $0.2 million during the year ended December 31, 2014.

Employment Agreements.

        We have employed, and continue to employ, immediate family members of certain of our directors, such as two of Mr. Rigg's daughters, Sarah Amico and Katie Helton, Mr. Rigg's son-in-law and Sarah Amico's husband, Andrea Amico, and Mrs. Brandon's husband, Wesley Brandon. Mrs. Amico receives compensation of $200,000 as the Executive Chairperson of the Board under an employment agreement dated as of December 1, 2014 and effective as of January 1, 2015. Mrs. Helton receives compensation as the Assistant General Counsel under an employment agreement of $125,000 as of July 1, 2014. Mr. Amico received compensation as the President of JCL under an employment agreement of approximately $256,000 for the year ended December 31, 2014. Mr. Brandon receives compensation as the Vice President of Corporate Development and Strategy under an employment agreement of $210,000, effective March 3, 2014. Messrs. Amico and Brandon and Mrs. Helton receive health and other benefits customarily provided to similarly situated employees.

        In addition, on September 3, 2014, the board of directors of JCHC appointed Alex Meza as Chief Commercial Officer. Additionally, Riki Howard was appointed as President of Jack Cooper Transport. Each of these appointments was effective as of September 1, 2014.

        In connection with the appointment of the new executive officers, on September 23, 2014, JCHC entered into employment agreements with Mr. Meza, and Jack Cooper Transport entered into an employment agreement with Mr. Howard, each effective as of September 1, 2014.

        Pursuant to the employment agreements, we will pay Mr. Meza a yearly base salary of $270,000 (subject to periodic increases as determined by the Chairman, the Chief Executive Officer, or the board of directors of JCHC), and Jack Cooper Transport will pay Mr. Howard a yearly base salary of $270,000 (subject to periodic increases as determined by the Chairman, the Chief Executive Officer or the board of directors of Jack Cooper Transport).

        Each executive's employment agreement continues unless terminated pursuant to its terms. Each executive will have the opportunity to receive an annual, performance-based, discretionary bonus of up to 50% of the then current base salary as determined in the sole discretion of the Chairman, the Chief Executive Officer or the board of directors of JCHC or Jack Cooper Transport, as applicable. Furthermore, each executive has the opportunity to receive additional discretionary bonuses as determined in the sole discretion of the Chairman, Chief Executive Officer or the board of JCHC or Jack Cooper Transport, as applicable. Each executive will be entitled to participate in JCHC's or Jack Cooper Transport's, as applicable, benefit programs and will be reimbursed for certain business expenses. JCHC or Jack Cooper Transport, as applicable, will also provide each executive with a car allowance of $650 per month. If JCHC or Jack Cooper Transport, as applicable, terminates an executive without cause within five years of the effective date of the employment agreement, JCHC or Jack Cooper Transport, as applicable, will be required to pay that executive the salary, bonuses and benefits owed through the last day of actual employment, plus a severance payment equal to the initial base salary for either the eighteen months following termination or until the fifth anniversary of the effective date of the employment agreement, whichever is earlier. The severance payment is contingent on the executive's execution of an irrevocable separation agreement and general release of claims. No severance is due upon JCHC's or Jack Cooper Transport's, as applicable, termination of an executive for cause or by the executive.

        Each executive's employment agreement includes non-solicitation provisions, pursuant to which each executive has agreed, during the employment term and for two years thereafter, not to solicit any business from the customers of any JC Company, with whom the executive had material contact while employed by any JC Company. Further, each executive's agreement includes an agreement, during the term of employment and for two years thereafter, not to solicit, divert, hire or attempt to solicit, divert or hire employees of any JC Company, and non-competition provisions pursuant to which such executive has agreed not to own, manage, operate, join, control, be employed by or with, or participate in any manner with a competing business in any geographic areas where the executive was undertaking duties or responsibilities for a JC Company within two years prior to termination, where doing so will require the executive to offer or provide products or services of the type conducted, authorized, offered or provided by any JC Company within two years prior to termination. Each executive has also agreed to hold all confidential information in the strictest confidence during the term of employment and for three years thereafter, that any inventions during his employment with any JC Company shall be the sole and exclusive property of JCHC or Jack Cooper Transport, as applicable, and has granted JCHC or Jack Cooper Transport, as applicable, a worldwide, nonexclusive, perpetual, irrevocable, royalty-free, and fully paid-up license and rights to all intellectual property which the executive owns or has an interest in and uses, provides, or incorporates into any goods, services, systems or operations of any JC Company.

        Indemnification Agreements.    We have entered into indemnification agreements with each of our directors and with certain of our officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

        Advance to Kevin McHugh.    On July 8, 2014, we loaned Mr. McHugh, one of our directors, $318,532.50, which he used to pay the exercise price for 5,265 options to purchase our then-existing Class B common stock. The loan bore interest at a rate of 0.40% per annum. The loan was paid back in full, plus interest, with part of the proceeds Mr. McHugh received from the dividend payment we made on July 9, 2014.

        Refurb 1.    A brother-in-law of Craig Irwin, an employee of JCHC and the former president of Jack Cooper Transport, is the owner of Refurb 1, LLC, or Refurb 1, a truck and trailer refurbishment and reconditioning business. We paid Refurb 1 approximately $2.2 million and $3.0 million during the years ended December 31, 2013 and 2014, respectively, for services rendered. In addition, Craig Irwin's brother-in-law issued a promissory note to Jack Cooper Transport in the amount of $225,416.82, which accrues interest at 10% per annum and matures on August 15, 2016.

 DESCRIPTION OF OTHER INDEBTEDNESS

Debt and Financing Arrangements

        Revolving credit facility.    We are party to a revolving credit facility, which provides $100 million in aggregate borrowing capacity, subject to a borrowing base. Loans under the revolving credit facility bear interest at a floating rate and may be maintained as base rate loans (tied to the greatest of the prime rate, the federal funds rate plus 0.5% and the one month LIBOR rate plus 1%) or as LIBOR rate loans (determined by reference to the applicable rate for LIBOR loans for the selected interest period) plus an applicable margin, which is determined based upon the amount outstanding. The revolving credit facility is guaranteed by all of our domestic subsidiaries and is secured by a first-priority security interest in most of our assets, including rigs and other vehicles, accounts receivable, inventory, deposit and security accounts and tax refunds, and a second lien on certain of our other assets. The revolving credit facility matures at the earlier of (i) June 18, 2018 or (ii) the date that is 90 days prior to the then extant maturity date of the term loan; provided, however, that such term loan may be refinanced, amended, restated, modified, changed, or replaced and in so doing the extant maturity date may be extended. In the event that the Company repays the term loan prior to its maturity date, the maturity date of the revolving credit facility is June 18, 2018.

        The revolving credit facility contains customary representations, warranties and covenants including, but not limited to, certain limitations on our ability to incur additional debt, guarantee other obligations, create or incur liens on assets, make investments or acquisitions, make certain dispositions of assets, make optional payments or modifications of certain debt instruments, pay dividends or other payments to our equity holders, engage in mergers or consolidations, sell assets, change our line of business and engage in transactions with affiliates. If availability under the revolving credit facility falls below 12.50% of the maximum revolver amount, the Company will be required to maintain a fixed charge coverage maintenance ratio of at least 1.10:1.00 for a specified time. If excess availability under the revolving credit facility falls below 12.50% of the maximum revolver amount, the lender may automatically sweep funds from our cash accounts to pay down the revolver. At December 31, 2014 and 2013, our availability under the revolving credit facility exceeded the specified threshold amounts and accordingly, we were not in a financial covenant period. During the year ended December 31, 2014, borrowings under the revolving credit facility ranged from $48.8 million to $79.7 million.

        Term loan.    We are party to a senior secured term loan facility in the principal amount of $62.5 million, issued at a 4% discount, with MSDC. The term loan has a maturity date of April 2, 2017. We used the proceeds from the term loan to pay down outstanding borrowings on our revolving credit facility and for general business purposes.

        The term loan bears an interest rate of LIBOR plus 6.0% per annum, subject to a LIBOR floor of 3.0%. The term loan is guaranteed by the domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries and a pledge of the outstanding equity of the Company's domestic subsidiaries and 65% of the outstanding equity of the Company's first-tier foreign subsidiaries. MSDC's liens have first priority status on the ABL Collateral (as defined in the Indenture) and second priority status on the Notes Collateral (as defined in the Indenture) to the same extent as the liens of the lenders under the revolving credit facility in such assets, but are junior to the liens of the lenders under the revolving credit facility. The term loan also contains certain customary affirmative and negative covenants and events of default for financings of its type.

 DESCRIPTION OF THE EXCHANGE NOTES

        Jack Cooper Holdings Corp. (the "Issuer") will issue the Exchange Notes under the indenture dated as of June 18, 2013 (the "Indenture") among the Issuer, the Guarantors from time to time party thereto, and U.S. Bank National Association, as Trustee (the "Trustee") and as collateral agent (the "Notes Collateral Agent") pursuant to which the Company previously issued the Original Notes. The Exchange Notes will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the Exchange Notes will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. Unless the context requires otherwise, all references to the "Notes" include the Original Notes and the Exchange Notes and all references to the guarantees or the "Note Guarantees" include the Original Guarantees and the Exchange Guarantees. The Exchange Notes, the Original Notes and any Additional Notes (as defined below) will be treated as a single class for all purposes of the Indenture.

        The statements under this caption relating to the Indenture, the Notes, the Intercreditor Agreement and the Security Documents are summaries and are not a complete description thereof, and where reference is made to particular provisions, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture, the Notes, the Intercreditor Agreement and the Security Documents. The definitions of certain capitalized terms used in the following summary are set forth below under "—Certain Definitions". Copies of the Indenture, the Notes, the Intercreditor Agreement and the Security Documents are available upon request from the Issuer. We urge you to read these documents carefully because they, and not the following description, will govern your rights as a Holder of the Notes.

General

        The Issuer may issue additional notes under the Indenture (the "Additional Notes"), subject to the limitations described below under the covenants "Limitation on Incurrence of Debt" and "Limitation on Liens" (including the "Permitted Additional Pari Passu Obligations" definition). The Notes and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes of the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase, and, except as otherwise specified herein, all references to the "Notes" include any Additional Notes. Any Additional Notes will be secured, equally and ratably with the Notes, by the Liens on the Collateral described below under "—Security". Additional Notes that are not fungible with the Notes for U.S. federal income tax purposes will be issued with a different CUSIP number.

        Interest on the Notes is payable at a rate of 9.25% per annum. References herein to interest on the Notes will be deemed to include all Additional Interest, if any. Interest on the Notes is payable semiannually in cash in arrears on June 1 and December 1 of each year. The Issuer makes each interest payment to the Holders of record of the Notes on the immediately preceding May 15 and November 15. Interest on the Notes accrues from and including the most recent date to which interest has been paid or if no interest has been paid. Interest is calculated based on a 360-day year consisting of 12 months of 30 day.

        Principal of and premium, if any, and interest on the Notes is payable, and the Notes are transferable, at the office or agency of the Issuer maintained for such purposes, which, initially, will be the corporate trust office of the Trustee or an agent thereof; provided, however, that payment of interest may be made at the option of the Issuer by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Guarantees

        The Notes and the Issuer's Obligations under the Indenture are guaranteed (the "Note Guarantees"), on a joint and several basis, by each of our existing and future direct and indirect Wholly-Owned Restricted Subsidiaries (other than Foreign Subsidiaries and as set forth under "—Certain Covenants—Additional Note Guarantees"; provided that in any event the Notes and Issuer's Obligations under the Indenture must be guaranteed by any Subsidiary that guarantees or is a co-borrower under any Credit Facility) (each such Person, a "Guarantor" and, collectively, the "Guarantors"). The Note Guarantees are senior secured obligations of each Guarantor and rank equally with all existing and future senior Debt of such Guarantor and senior to all subordinated Debt of such Guarantor as described below. This provision may not be effective to protect the Note Guarantees from being voided under fraudulent transfer law, which may eliminate the Guarantor's obligations or reduce such obligations to an amount that effectively makes the Guarantee worthless. The Note Guarantees are secured by Liens on the Collateral described below under "—Security".

        All of the Issuer's Subsidiaries are currently "Restricted Subsidiaries". Under the circumstances described below under "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries," any of the Issuer's Subsidiaries may be designated as "Unrestricted Subsidiaries". Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes. Claims of creditors of non-Guarantor Subsidiaries, including trade creditors, and claims of minority stockholders (other than the Issuer and the Guarantors) of those Subsidiaries will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Issuer and the Guarantors, including Holders of the Notes.

        The Indenture provides that the Note Guarantee of a Guarantor will be automatically and unconditionally released:

          (a)   in the event of a sale or other transfer (including by way of consolidation or merger) of Capital Interests in such Guarantor in compliance with the terms of the Indenture following which such Guarantor ceases to be a Subsidiary;

          (b)   in connection with any sale, disposition or transfer of all or substantially all of the assets of such Guarantor (including by way of consolidation or merger) to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of the Issuer, if the sale, disposition or transfer does not violate the "Asset Sale" and "Consolidation, Merger, Conveyance, Transfer or Lease" provisions of the Indenture, including the application of the Net Proceeds therefrom; provided, however, that such Guarantor is released from its obligations as a borrower, its guarantees, if any, of, and all pledges and security, if any, granted in connection with, any Credit Facility and any other Debt of the Issuer or any Restricted Subsidiary of the Issuer;

          (c)   upon the designation of such Guarantor as an Unrestricted Subsidiary in compliance with the provisions described under "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries";

          (d)   upon a release of such Guarantor from its obligations as a borrower, its guarantee of, and all pledges and security interest, if any, granted under the ABL Credit Agreement in connection with an enforcement action by the collateral agent under the ABL Credit Agreement as described under "—Security—Intercreditor Agreement"; provided that (x) prior to such release, such Guarantor is also a guarantor or borrower under the ABL Credit Agreement and (y) after giving effect to such release, such Guarantor will not guarantee any indebtedness of the Issuer or any of its Restricted Subsidiaries nor be obligated as a co-borrower for any indebtedness of the Issuer;

          (e)   in connection with a satisfaction and discharge of the Indenture as set forth below under "—Satisfaction and Discharge"; or

          (f)    in connection with a legal defeasance or covenant defeasance of the Indenture as set forth below under "—Legal Defeasance and Covenant Defeasance".

        Upon any release of a Guarantor from its Note Guarantee, such Guarantor will also be automatically and unconditionally released from its obligations under the Security Documents.

Ranking

Ranking of the Notes

        The Notes are senior secured obligations of the Issuer and rank:

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  equally in right of payment with all existing and future senior Debt of the Issuer, including Debt under the ABL Credit Agreement;

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  senior in right of payment to all existing and future subordinated Debt of the Issuer;

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  effectively subordinated to the obligations of the Issuer under the ABL Credit Agreement to the extent of the value of the ABL Collateral;

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  effectively senior to the ABL Credit Agreement to the extent of the value of the Notes Collateral;

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  effectively senior to all unsecured Debt of the Issuer, to the extent of the value of the Collateral (after giving effect to the Liens securing the ABL Credit Agreement and any other senior Liens on the Collateral); and

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  structurally subordinated to all obligations of any non-Guarantor Subsidiaries.

Ranking of the Note Guarantees

        Each Note Guarantee is a senior secured obligation of each Guarantor. As such, each Note Guarantee ranks:

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  equally in right of payment with all existing and future senior Debt of such Guarantor, including Debt under the ABL Credit Agreement;

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  senior in right of payment to all existing and future subordinated Debt of such Guarantor;

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  effectively subordinated to the obligations of such Guarantor under the ABL Credit Agreement to the extent of the value of the ABL Collateral owned by such Guarantor;

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  effectively senior to the obligations of such Guarantor under the ABL Credit Agreement to the extent of the value of the Notes Collateral owned by such Guarantor; and

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  effectively senior to all unsecured Debt of such Guarantor, to the extent of the value of the Collateral (after giving effect to the Liens securing the ABL Credit Agreement and any other senior Liens on such Collateral).

Sinking Fund

        There are no mandatory sinking fund payment obligations with respect to the Notes.

Security

        The Notes and the Note Guarantees will, subject to the Intercreditor Agreement, have the benefit of the Collateral, which consists of (i) the Notes Collateral, as to which the Holders of the Notes and holders of Permitted Additional Pari Passu Obligations have a first-priority security interest (subject to Permitted Collateral Liens) and the Bank Lenders and certain other holders of Credit Facility

Obligations have a second-priority security interest, and (ii) the ABL Collateral, as to which the Bank Lenders and certain other holders of Credit Facility Obligations have a first-priority security interest and the Holders of the Notes and holders of Permitted Additional Pari Passu Obligations have a second-priority security interest (subject to Permitted Collateral Liens). See "—Intercreditor Agreement". As of the date hereof, the holders of Credit Facility Obligations are the Bank Lenders and the lenders under the term loan with MSDC (the "Term Loan Facility").

        The Issuer and the Guarantors will be able to incur additional Debt in the future which could share in the Collateral. The amount of all such additional Debt will be limited by the covenants described under "—Certain Covenants—Limitation on Incurrence of Debt" and "—Limitation on Liens". Under certain circumstances the amount of such additional Debt could be significant and such additional Debt may be secured. Certain assets of the Issuer and its Subsidiaries will be excluded from the Collateral. See "—Notes Collateral" and "Risk Factors—Risks Related to the Notes". Although the Indenture contains limitations on the amount of additional Debt that the Issuer and its Restricted Subsidiaries (including the Guarantors) may incur, under certain circumstances the amount of such Debt could be substantial and such Debt may be secured. See "—Certain Covenants—Limitation on Incurrence of Debt". In 2015, the Company incurred a term loan in the aggregate principal amount of $62.5 million in accordance with the covenants and the term loan qualifies as an "Additional ABL Credit Agreement" under the Intercreditor Agreement with the same status relative to the Notes as the ABL Credit Agreement.

Notes Collateral

        The Notes Collateral is pledged as collateral to the Notes Collateral Agent for the benefit of the Trustee, the Notes Collateral Agent, the Holders of the Notes and the holders of any Permitted Additional Pari Passu Obligations. The Notes and Note Guarantees are secured by first-priority security interests in the Notes Collateral, subject to Permitted Collateral Liens. The Notes Collateral consists of the following assets of the Issuer and the Guarantors (collectively, the "Grantors"):

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  all of the Capital Interests held by the Grantors (which, in the case of any equity interest in any Foreign Subsidiary, will be limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such Foreign Subsidiary), except to the extent constituting Excluded Assets (as defined below);

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  real properties owned by the Grantors with a fair market value in excess of $3.0 million ("Mortgaged Real Property");

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  equipment, other than Vehicles;

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  patents, trademarks, copyrights and other intellectual property;

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  general intangibles, instruments, books and records and supporting obligations related to the foregoing and proceeds of the foregoing (except to the extent any of the foregoing constitute ABL Collateral);

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  any promissory notes or other instruments; and

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  substantially all of the other tangible and intangible assets of the Grantors (including all proceeds of any of the foregoing), other than (i) the ABL Collateral and (ii) Excluded Assets.

        The Indenture and the Security Documents exclude certain property (together, the "Excluded Assets") from the Collateral, including:

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  any lease, license, contract, permit, charter or agreement to which any Grantor is a party or any of its rights or interests thereunder if, and for so long as, the grant of such security interest shall constitute or result in (i) the abandonment, invalidation or unenforceability of any right, title or interest of any Grantor therein, or (ii) a breach or termination pursuant to the terms of, or a default under, any such lease, license, contract, permit, charter or agreement (other than to the extent that any such term would be rendered ineffective pursuant to relevant sections of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the bankruptcy code) or principles of equity); provided, however, that such security interest shall attach immediately at such time as the condition causing such abandonment, invalidation or unenforceability shall be remedied and to the extent severable, shall attach immediately to any portion of such lease, license, contract or agreement that does not result in any of the consequences specified in subclauses (i) or (ii) above; provided further that such security interest shall attach to the right to receive the payment of money (including, without limitation, accounts, general intangibles and payment intangibles) or any other rights referred to in certain sections of the UCC (or any successor provision or provisions) of any relevant jurisdiction and to the proceeds of any of such lease, license, contract or agreement (unless such proceeds would otherwise be excluded pursuant to subclauses (i) or (ii) above);

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  any of the outstanding Capital Interests of a Foreign Subsidiary in excess of 65% of the voting power of all classes of Capital Interests of such Foreign Subsidiary entitled to vote;

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  any leased real property;

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  real property owned by any Grantor having a fair market value of equal to or less than $3.0 million;

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  assets otherwise constituting Notes Collateral securing Capital Lease Obligations and Purchase Money Debt, in each case, to the extent the grant of a security interest or Lien thereon to the Notes Collateral Agent is prohibited by the terms of such Debt;

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  any property or assets to the extent that any law applicable thereto prohibits the creation of a security interest therein or would require a consent not obtained of any governmental authority;

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  assets located outside the United States to the extent a Lien on such assets cannot be perfected by the filing of UCC financing statements in the jurisdiction of organization of the Issuer and the Guarantors;

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  any Capital Interests, membership interests, or other equity or ownership interests in entities that are not Wholly-Owned Restricted Subsidiaries of the Issuer that are subject to an enforceable negative pledge provision;

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  any property for which attaching a security interest would result in the forfeiture of the grantor's rights over the property, including any intent-to-use application for trademark or service mark registration prior to the filing of a "Statement of Use" or "Amendment to Allege Use" with respect thereto, to the extent, if any, that, and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent-to-use trademark or service mark application under applicable federal law; and

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  certain other exceptions described in the Security Documents.

        In addition, to the extent necessary and for so long as required for a Guarantor not to be subject to any requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act to file separate financial statements with the Commission (or any other governmental agency), the Capital Interests and other securities of such Guarantor shall not be included in the Collateral and shall not be subject to the Liens securing such Notes, the Note Guarantees and/or any Permitted Additional Pari Passu Obligations. In the event that Rule 3-16 of Regulation S-X under the Securities Act permits or is amended, modified or interpreted by the Commission to permit (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Guarantor's

Capital Interests and other securities to secure the Notes, the Note Guarantees and the Permitted Additional Pari Passu Obligations in excess of the amount then pledged without the filing with the Commission (or any other governmental agency) of separate financial statements of such Guarantor, then the Capital Interests and other securities of such Guarantor will automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

        The Issuer conducts substantially all of its business through the Issuer's subsidiaries, one of which currently has capital stock that the Issuer estimates has a book and market value in excess of 20% of the aggregate principal amount of the outstanding Notes, or $75.0 million. The Issuer estimates that, for purposes of Rule 3-16, the value of the capital stock of Jack Cooper Transport exceeded 20% of the principal amount of the Notes as of December 31, 2014. Accordingly, the pledge of capital stock and other securities with respect to such subsidiary will be limited in value to less than 20% of the aggregate principal amount of the Notes pursuant to the provision described above. The Issuer estimates that the aggregate percentage of its consolidated assets and revenues represented by Jack Cooper Transport as of December 31, 2014 are approximately 86% and 94%, respectively.

        Subject to Permitted Collateral Liens and certain exceptions set forth in the Security Documents, only the Notes have the benefit of the first-priority security interest in the Notes Collateral. No other Debt incurred by the Grantors may share in the first-priority security interest in the Notes Collateral other than any Additional Notes and certain Debt constituting Permitted Additional Pari Passu Obligations, subject in each case to Permitted Collateral Liens.

        The Grantors have granted a second-priority lien on and security interest in the Notes Collateral for the benefit of the Bank Lenders and the lender under the Term Loan Facility to secure amounts owed under the ABL Credit Agreement, which consists of the loans outstanding under the ABL Credit Agreement made by the Bank Lenders, obligations with respect to letters of credit issued under the ABL Credit Agreement, certain hedging and cash management obligations incurred with the Bank Lenders or their affiliates and any other obligations under the ABL Credit Agreement and loans and other obligations outstanding under the Term Loan Facility. Additional Debt that is incurred by the Grantors in compliance with the terms of the Indenture may also be given a Lien on and security interest in the Notes Collateral that ranks equally or junior to the Lien of the Notes on the Notes Collateral. See "—Certain Covenants—Limitation on Liens". Except as provided in the Intercreditor Agreement, holders of such junior liens will not be able to take any enforcement action with respect to the Notes Collateral so long as any Notes are outstanding.

ABL Collateral

        Subject to the Intercreditor Agreement, the Notes, the Note Guarantees and any Permitted Additional Pari Passu Obligations are secured by a second-priority lien on and security interest in the ABL Collateral (subject to Permitted Liens). The ABL Collateral generally consists of all of the following assets of the Grantors, in each case, to the extent not constituting Excluded Assets:

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  all accounts receivable (except to the extent such accounts receivable constitute identifiable proceeds of the Notes Collateral);

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  all inventory;

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  all Vehicles;

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  all instruments, chattel paper and other contracts, in each case, evidencing, or substituted for, any accounts receivable constituting ABL Collateral;

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  all guarantees, letters of credit, security and other credit enhancements in each case for the accounts receivable constituting ABL Collateral;

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  all claims and causes of action to the extent relating to any of the accounts receivable constituting ABL Collateral, inventory or vehicles, trucks or rolling stock;

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  all bank accounts or securities accounts other than bank accounts used exclusively to hold proceeds of Notes Collateral (including all cash and other funds on deposit therein, except to the extent constituting identifiable proceeds of the Notes Collateral);

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  all tax refunds (other than any tax refunds relating to Mortgaged Real Property or other Notes Collateral);

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  all documents, books and records, accounting systems, general intangibles and supporting obligations relating to any of the foregoing (other than any Capital Interests and intellectual property); and

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  all substitutions, replacements, accessions, products or proceeds (including, without limitation, insurance proceeds) of any of the foregoing.

        The Grantors may grant an additional Lien on any property or asset that constitutes ABL Collateral in order to secure any obligation permitted to be incurred pursuant to the Indenture. Any such additional Lien may be a first-priority Lien that is senior to the Lien securing the Notes or may be a second-priority Lien that will rank equal with the second-priority Lien securing the Notes or a Lien that will rank junior to the second-priority Lien securing the Notes. See "—Certain Covenants—Limitation on Liens". Except as provided in the Intercreditor Agreement, holders of such junior liens will not be able to take any enforcement action with respect to the ABL Collateral so long as the ABL Credit Agreement is outstanding. Subject to certain limitations and exceptions set forth in the Intercreditor Agreement and the Security Documents, if any Issuer or Guarantor creates any additional security interest upon any property or asset to secure the ABL Credit Agreement Obligations, it must concurrently grant a security interest upon such property or asset as security for the Notes with the priorities set forth in the Intercreditor Agreement.

Information Regarding Collateral

        The Grantors must furnish to the Notes Collateral Agent, with respect to the Grantors, promptly (and in any event within 30 days thereof) notice of any change in such Person's (i) corporate or other legal name, (ii) jurisdiction of organization or formation, (iii) type of organization or (iv) Organizational Identification Number. The Grantors have agreed not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for the Notes Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral. The Grantors also agreed promptly to notify the Notes Collateral Agent if any material portion of the Collateral is damaged, destroyed or condemned.

Security Documents

        The Grantors and the Notes Collateral Agent are parties to Security Documents creating and establishing the terms of the security interests that secure the Notes, the Note Guarantees and any Permitted Additional Pari Passu Obligations. These security interests secure the payment and performance when due of all of the obligations of the Grantors under the Notes, the Indenture, the Note Guarantees, the Security Documents and any Permitted Additional Pari Passu Obligations, as provided in the Security Documents. The Grantors were required, subject to certain exceptions, to perfect the security interests in the Collateral to the extent that they can be perfected by the filing of UCC-1 financing statements, filings with the United States Patent and Trademark Office or United States Copyright Office, the delivery of any certificates representing Capital Interests of the Restricted Subsidiaries or, subject to certain exceptions in the Security Documents, the delivery of promissory notes or other instruments in excess of $1.0 million constituting Notes Collateral. If real property with a fair market value in excess of $3.0 million is acquired by any Grantor, the Grantor will be required, within 90 days after the acquisition thereof, to execute and deliver such mortgages, deeds of trusts, security instruments, financing statements and certificates and opinions of counsel as shall be necessary to vest in the Notes Collateral Agent a perfected first-priority security interest, subject only to Permitted Collateral Liens, in such real property. The Trustee, the Notes Collateral Agent and each Holder of Notes and each other holder of, or obligee in respect of, any Obligations in respect of the Notes outstanding at such time are referred to collectively as the "Noteholder Secured Parties".

        In certain jurisdictions, requirements of law restrict the perfection of second priority liens on Vehicles by restricting notation of a second lien on the certificates of title. In such states, only the Bank Collateral Agent is named on the certificates of title as a secured party. The Bank Collateral Agent will agree in the Intercreditor Agreement to hold such lien for the benefit of the Notes Collateral Agent and the Holders of the Notes and Permitted Additional Pari Passu Obligations, but it is unclear whether this mechanism will be effective to achieve perfection in Vehicles in such jurisdictions.

        So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions, the Issuer and the Guarantors are entitled to exercise any voting and other consensual rights pertaining to all Capital Interests pledged pursuant to the Security Agreement and to remain in possession and retain exclusive control over the Collateral (other than as set forth in the Security Documents), to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income thereon. Upon the occurrence and during the continuance of an Event of Default, to the extent permitted by law and following notice by the Notes Collateral Agent to the Issuer and the Guarantors, the Notes Collateral Agent may, subject to the terms of the Intercreditor Agreement, take possession of and sell the Collateral or any part thereof in accordance with the terms of the Security Documents.

Intercreditor Agreement

        In connection with the original issuance of the Original Notes, the Issuer, the Guarantors, the Notes Collateral Agent and the Bank Collateral Agent entered into the Intercreditor Agreement. Although the Holders of the Notes are not parties to the Intercreditor Agreement, by their acceptance of the Notes they agree to be bound thereby. Pursuant to the terms of the Intercreditor Agreement, the Notes Collateral Agent will determine the time and method by which the security interests in the Notes Collateral will be enforced, and the Bank Collateral Agent will determine the time and method by which the security interests in the ABL Collateral will be enforced.

        The aggregate amount of the obligations secured by the ABL Collateral may be increased, subject to the limitations set forth in the Indenture, the ABL Credit Agreement and the Term Loan Facility. A portion of the obligations secured by the ABL Collateral consists or may consist of Debt that is revolving in nature, and the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed and such obligations may, subject to the limitations set forth in the Indenture and the ABL Credit Agreement, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the subordination of the liens held by the holders or the provisions of the Intercreditor Agreement defining the relative rights of the parties thereto. The lien priorities provided for in the Intercreditor Agreement will not be altered or otherwise affected by any amendment, modification, supplement, extension, increase, replacement, renewal, restatement or refinancing of either the obligations secured by the ABL Collateral or the obligations secured by the Notes Collateral, by the release of any Collateral or of any guarantees securing any secured obligations or by any action that any representative or secured party may take or fail to take in respect of any Collateral.

Limitations on Action with Respect to the ABL Collateral

        The Intercreditor Agreement provides that none of the Noteholder Secured Parties may commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interest in or realize upon, or take any other action available to it in respect of, the ABL Collateral under any Security Document, applicable law or otherwise, at any time prior to the Discharge of Credit Facility Obligations. Only the Bank Collateral Agent shall be entitled to take any such actions or exercise any such remedies prior to the Discharge of Credit Facility Obligations. Notwithstanding the foregoing, the Notes Collateral Agent may, but shall have no obligation to, take all such actions (not adverse to the priority status of the Lien of the Bank Collateral Agent on the ABL Collateral, or the rights of the Bank Collateral Agent to exercise rights, powers, and/or remedies in respect thereof) it determines to perfect or continue the perfection of the holders' second-priority security interest in the ABL Collateral and certain other protective measures. The Bank Collateral Agent will be subject to similar restrictions with respect to its ability to enforce the second-priority security interest in the Notes Collateral held by holders of Credit Facility Obligations.

No Duties of Bank Collateral Agent

        The Intercreditor Agreement provides that neither the Bank Collateral Agent nor any holder of any Credit Facility Obligations secured by any ABL Collateral will have any duties or other obligations to any Noteholder Secured Party with respect to the ABL Collateral, other than to serve as bailee or agent for perfection with respect to certain ABL Collateral and to transfer (i) to the Notes Collateral Agent any proceeds of any such ABL Collateral in which the Notes Collateral Agent continues to hold a security interest remaining following any sale, transfer or other disposition of such ABL Collateral, following the Discharge of Credit Facility Obligations, or (ii) to the Notes Collateral Agent, if the Bank Collateral Agent is in possession of all or any part of such ABL Collateral after the Discharge of Credit Facility Obligations, such ABL Collateral or any part thereof remaining, in each case without representation or warranty on the part of the Bank Collateral Agent or any such holder of Credit Facility Obligations. In addition, the Intercreditor Agreement provides that, until the Discharge of Credit Facility Obligations, the Bank Collateral Agent will be entitled, for the benefit of the holders of the Credit Facility Obligations, to sell, transfer or otherwise dispose of or deal with such ABL Collateral without regard to any second-priority security interest therein or any rights to which any Noteholder Secured Party would otherwise be entitled as a result of such second-priority security interest. Without limiting the foregoing, the Trustee and the Notes Collateral Agent agree in the Intercreditor Agreement and each Holder of the Notes agree by its acceptance of the Notes that neither the Bank Collateral Agent nor any holder of any Credit Facility Obligations secured by any ABL Collateral will have any duty or obligation first to marshal or realize upon the ABL Collateral, or to sell, dispose of or otherwise liquidate all or any portion of the ABL Collateral, in any manner that would maximize the return to the Noteholder Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Noteholder Secured Parties from such realization, sale, disposition or liquidation. The Intercreditor Agreement has similar provisions regarding the duties owed to the Bank Collateral Agent and the holders of any Credit Facility Obligations by the Noteholder Secured Parties with respect to the Notes Collateral.

        The Intercreditor Agreement additionally provides that the Notes Collateral Agent and the Trustee will waive, and each Holder of the Notes will waive by its acceptance of the Notes, any claim that may be had against the Bank Collateral Agent or any holder of any Credit Facility Obligations arising out of (i) any actions which the Bank Collateral Agent or such holder of Credit Facility Obligations takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any

Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the Credit Facility Obligations from any account debtor, guarantor or any other party), or the valuation, use, protection or release of any security for such Credit Facility Obligations, (ii) any election by the Bank Collateral Agent or such holder of Credit Facility Obligations, in any proceeding instituted under Title 11 of the United States Code of the application of Section 1111(b) of Title 11 of the United States Code or (iii) any borrowing of, or grant of a security interest or administrative expense priority under Section 364 of Title 11 of the United States Code to, the Issuer or any of its Subsidiaries as debtor-in-possession. The Bank Collateral Agent and holders of Credit Facility Obligations will agree to waive similar claims with respect to the actions of any of the Noteholder Secured Parties.

No Interference; Payment Over; Reinstatement

        The Trustee and the Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes that:

  •
  it will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Lien that the Holders of the Notes have on the ABL Collateral equal with, or to give the Trustee or the Holders of the Notes any preference or priority relative to, any Lien that the holders of any Credit Facility Obligations secured by any ABL Collateral have with respect to such ABL Collateral;

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  it will not challenge or question in any proceeding the priority, validity or enforceability of any first-priority security interest in the ABL Collateral, the validity, attachment, perfection or priority of any lien held by the holders of any Credit Facility Obligations secured by any ABL Collateral, or the validity or enforceability of the priorities, rights or duties established by or other provisions of the Intercreditor Agreement;

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  it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the ABL Collateral by the Bank Collateral Agent or the holders of any Credit Facility Obligations secured by such ABL Collateral;

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  it will have no right to (A) direct the Bank Collateral Agent or any holder of any Credit Facility Obligations secured by any ABL Collateral to exercise any right, remedy or power with respect to such ABL Collateral or (B) consent to the exercise by the Bank Collateral Agent or any holder of any Credit Facility Obligations secured by the ABL Collateral of any right, remedy or power with respect to such ABL Collateral;

  •
  it will not institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the Bank Collateral Agent or any holder of any Credit Facility Obligations secured by any ABL Collateral seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the Bank Collateral Agent nor any holders of any Credit Facility Obligations secured by any ABL Collateral will be liable for, any action taken or omitted to be taken by the Bank Collateral Agent or such lenders with respect to such ABL Collateral;

  •
  it will not seek, and will waive any right, to have any ABL Collateral or any part thereof marshaled upon any foreclosure or other disposition of such ABL Collateral;

  •
  it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement; and

  •
  it will not object to the forbearance by the Bank Collateral Agent from pursuing any right of enforcement with respect to the ABL Collateral.

        The Bank Collateral Agent and the holders of Credit Facility Obligations agreed to similar limitations with respect to their rights in the Notes Collateral and their ability to bring a suit against the Notes Collateral Agent or the Holders of the Notes.

        The Trustee and the Notes Collateral Agent agreed in the Intercreditor Agreement and each Holder of the Notes will agree by its acceptance of the Notes that if it obtains possession of the ABL Collateral or realizes any proceeds or payment in respect of the ABL Collateral, pursuant to any Security Document or by the exercise of any rights available to it under applicable law or in any bankruptcy, insolvency or similar proceeding or through any other exercise of remedies, at any time prior to the Discharge of Credit Facility Obligations, then it will hold such ABL Collateral, proceeds or payment in trust for the Bank Collateral Agent and the holders of any Credit Facility Obligations secured by such ABL Collateral and transfer such ABL Collateral, proceeds or payment, as the case may be, to the Bank Collateral Agent reasonably promptly after obtaining actual knowledge or notice from the Bank Collateral Agent that it has possession of such proceeds or payment. The Trustee, the Notes Collateral Agent and each Holder of the Notes further agree that if, at any time, all or part of any payment with respect to any Credit Facility Obligations secured by any ABL Collateral previously made shall be rescinded for any reason whatsoever, it will promptly pay over to the Bank Collateral Agent any payment received by it in respect of any such ABL Collateral and shall promptly turn any such ABL Collateral then held by it over to the Bank Collateral Agent, and the provisions set forth in the Intercreditor Agreement will be reinstated as if such payment had not been made, until the payment and satisfaction in full of such Credit Facility Obligations. Notwithstanding the foregoing, the Trustee and Notes Collateral Agent will only be required to pay over amounts that it has received and that have not been paid over to holders. The Bank Collateral Agent and the holders of Credit Facility Obligations are subject to similar limitations with respect to the Notes Collateral and any proceeds or payments in respect of any Notes Collateral. Any proceeds of Collateral, received prior to an issuance of any notice that an event of default has occurred under the ABL Credit Agreement or the Indenture (unless a bankruptcy or insolvency event of default then exists), whether or not deposited under control agreements, which are used by any Issuer or any Guarantor to acquire other property which is Collateral shall not (solely as between the Bank Lenders and the Noteholder Secured Parties) be treated as proceeds of Collateral for purposes of determining the relative priorities in the Collateral which was so acquired.

Entry upon Premises by Bank Collateral Agent and Holders of Credit Facility Obligations

        The Intercreditor Agreement provides that if the Bank Collateral Agent takes any enforcement action with respect to the ABL Collateral, the Noteholder Secured Parties, among other things, (i) will cooperate with the Bank Collateral Agent in its efforts to enforce its security interest in the ABL Collateral and assemble the ABL Collateral, (ii) will not hinder or restrict in any respect the Bank Collateral Agent from enforcing its security interest in the ABL Collateral or from assembling the ABL Collateral, and (iii) will, subject to the rights of any landlords under real estate leases, permit the Bank Collateral Agent, its employees, agents, advisers and representatives, at the sole cost and expense of the Bank Collateral Agent and the holders of Credit Facility Obligations, to enter upon and use the Notes Collateral (including (x) equipment, processors, computers and other machinery related to the storage or processing of records, documents or files and (y) intellectual property), for a period not to exceed 180 days after the taking of such enforcement action, for purposes of (A) assembling and storing the ABL Collateral, (B) selling any or all of the ABL Collateral located on such Notes Collateral, whether in bulk, in lots or to customers in the ordinary course of business or otherwise, (C) removing any or all of the ABL Collateral located on such Notes Collateral, or (D) taking reasonable actions to protect, secure, and otherwise enforce the rights of the Bank Collateral Agent and the holders of Credit Facility Obligations in and to the ABL Collateral; provided, however, that nothing contained in the Intercreditor Agreement will restrict the rights of the Trustee or the Notes Collateral Agent from selling, assigning or otherwise transferring any Notes Collateral prior to the expiration of such 180-day period if the purchaser, assignee or transferee thereof agrees to be bound by the provisions of the Intercreditor Agreement. If any stay or other order prohibiting the exercise of remedies with respect to the ABL Collateral has been entered by a court of competent jurisdiction, such 180-day period shall be tolled during the pendency of any such stay or other order and such 180-day period shall be so extended and upon lifting of the automatic stay, if there are fewer than 180 days pending in such 180-day period, then such 180-day period shall be extended so that the Bank Collateral Agent has 180 days upon lifting of the automatic stay. If the Bank Collateral Agent conducts a public auction or private sale of the ABL Collateral at any of the real property included within the Notes Collateral, the Bank Collateral Agent shall provide the Notes Collateral Agent with reasonable notice and use reasonable efforts to hold such auction or sale in a manner which would not unduly disrupt the Notes Collateral Agent's use of such real property.

        During the period of actual occupation, use or control by the Bank Collateral Agent or the holders of Credit Facility Obligations or their agents or representatives of any Notes Collateral, the Bank Collateral Agent and the holders of Credit Facility Obligations will (i) be responsible for the ordinary course third-party expenses related thereto, including costs with respect to heat, light, electricity and water with respect to that portion of any premises so used or occupied, (ii) be obligated to repair at their expense any physical damage to such Notes Collateral or other assets or property resulting from such occupancy, use or control, and to leave such Notes Collateral or other assets or property in substantially the same condition as it was at the commencement of such occupancy, use or control, ordinary wear and tear excepted and (iii) be obligated to indemnify and hold harmless the Notes Collateral Agent and the Noteholder Secured Parties from and against any loss, liability, claim, damage or expense arising out of any claim asserted by any third party to the extent resulting from any acts or omissions by the Bank Collateral Agent, or any of its agents or representatives, in connection with the exercise of the rights of access and use of Notes Collateral. In the event, and only in the event, that in connection with its use of some or all of the premises constituting Notes Collateral, the Bank Collateral Agent requires the services of any employees of the Issuer or any of its Subsidiaries, the Bank Collateral Agent shall pay directly to any such employees the appropriate, allocated wages of such employees, if any, during the time periods that the Bank Collateral Agent requires their services. Notwithstanding the foregoing, in no event shall the Bank Collateral Agent or the holders of Credit Facility Obligations have any liability to the Noteholder Secured Parties pursuant to the Intercreditor Agreement as a result of any condition (including any environmental condition, claim or liability) on or with respect to the Notes Collateral existing prior to the date of the exercise by the Bank Collateral Agent or the holders of Credit Facility Obligations of their rights under the Intercreditor Agreement and the Bank Collateral Agent and the holders of Credit Facility Obligations will not have any duty or liability to maintain the Notes Collateral in a condition or manner better than that in which it was maintained prior to the use thereof by them, or for any diminution in the value of the Notes Collateral that results solely from ordinary wear and tear resulting from the use of the Notes Collateral by such persons in the manner and for the time periods specified under the Intercreditor Agreement. Without limiting the rights granted in the Intercreditor Agreement, the Bank Collateral Agent and the holders of Credit Facility Obligations will cooperate with the Noteholder Secured Parties in connection with any efforts made by the Noteholder Secured Parties to sell the Notes Collateral.

Agreements with Respect to Bankruptcy or Insolvency Proceedings

        If the Issuer or any of its Subsidiaries becomes subject to a case under the U.S. Bankruptcy Code and as debtor(s)-in-possession, moves for approval of financing ("DIP Financing") to be provided by one or more lenders (the "DIP Lenders") under Section 364 of the U.S. Bankruptcy Code or the use of cash collateral with the consent of the DIP Lenders under Section 363 of the U.S. Bankruptcy Code, the Trustee and the Notes Collateral Agent have agreed in the Intercreditor Agreement and each Holder will agree by its acceptance of the Notes that it will raise no objection to any such financing or to the Liens on the ABL Collateral securing the same (the "DIP Financing Liens") or to any use of cash collateral that constitutes ABL Collateral (and, to the extent that such DIP Financing Liens are senior to, or rank equal with, the Liens of such Credit Facility Obligations in such ABL Collateral, the Trustee and the Notes Collateral Agent will, for themselves and on behalf of the Holders of the Notes, subordinate the liens of the Noteholder Secured Parties in such ABL Collateral to the liens of the Credit Facility Obligations in such ABL Collateral and the DIP Financing Liens), so long as the Noteholder Secured Parties retain liens on all the Notes Collateral, including proceeds thereof arising after the commencement of such proceeding, with the same priority as existed prior to the commencement of the case under the U.S. Bankruptcy Code. The Bank Collateral Agent and the holders of Credit Facility Obligations have agreed to similar provisions with respect to any DIP Financing secured by Liens on the Notes Collateral.

        No Noteholder Secured Party may (x) seek relief from the automatic stay with respect to any ABL Collateral, (y) object to any sale of any ABL Collateral or any motion seeking relief from the automatic stay in any insolvency or liquidation proceeding, in each case which has been supported by the holders of ABL Credit Agreement Obligations or (z) object to any claim of any holder of ABL Credit Agreement Obligations to post-petition interest to the extent of its Lien on the ABL Collateral. No holder of any ABL Credit Agreement Obligation may (x) seek relief from the automatic stay with respect to any Notes Collateral, (y) object to any sale of any Notes Collateral or any motion seeking relief from the automatic stay with respect to the Notes Collateral in any insolvency or liquidation proceeding, in each case, which is supported by the Noteholder Secured Parties or (z) object to any claim of any Noteholder Secured Party to post-petition interest to the extent of its Lien on the Notes Collateral.

Insurance

        The Intercreditor Agreement provides that, unless and until written notice by the Bank Collateral Agent to the Trustee that the Discharge of Credit Facility Obligations has occurred, as between the Bank Collateral Agent, on the one hand, and the Trustee and Notes Collateral Agent, as the case may be, on the other hand, only the Bank Collateral Agent will have the right (subject to the rights of the Grantors under the ABL Credit Agreement, the security documents related to the ABL Credit Agreement, the Indenture and the Security Documents) to adjust or settle any insurance policy or claim covering or constituting ABL Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the ABL Collateral. The Intercreditor Agreement provides that, unless and until written notice by the Trustee to the Bank Collateral Agent that the obligations under the Indenture and the Notes and any Permitted Additional Pari Passu Obligations have been paid in full, as between the Bank Collateral Agent, on the one hand, and the Trustee and the Notes Collateral Agent, as the case may be, on the other hand, only the Notes Collateral Agent have the right (subject to the rights of the Grantors under the ABL Credit Agreement, the security documents related to the ABL Credit Agreement, the Indenture and the Security Documents) to adjust or settle any insurance policy covering or constituting Notes Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding solely affecting the Notes Collateral. To the extent that an insured loss covers or constitutes both ABL Collateral and Notes Collateral, then (subject to the rights of the Grantors under the ABL Credit Agreement, the security documents related to the ABL Credit Agreement, the Indenture and the Security Documents) the proceeds of such insured loss shall be distributed: (i) first to the Bank Collateral Agent in an amount equal to the book value as assessed on the date of such insured loss of any inventory and any accounts; (ii) second to the Bank Collateral Agent and Notes Collateral Agent based upon the fair market value of such other ABL Collateral and Notes Collateral, as determined by the Issuer in its reasonable judgment or, if the aggregate amount of such other ABL Collateral and Notes Collateral sold is greater than $10.0 million, an independent appraiser. If the Notes Collateral Agent receives any proceeds of any insurance policy in contravention of the Intercreditor Agreement, it shall hold such proceeds in trust and pay over such proceeds to the Bank Collateral Agent. The Bank Collateral Agent will agree to similar turnover provisions.

Refinancings of the ABL Credit Agreement and the Notes

        The obligations under the ABL Credit Agreement and the obligations under the Indenture and the Notes may be refinanced or replaced, in whole or in part, in each case, without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under the ABL Credit Agreement or any security document related thereto and the Indenture and the Security Documents) of the Bank Collateral Agent or any holder of Credit Facility Obligations or any Noteholder Secured Party, all without affecting the Lien priorities provided for in the Intercreditor Agreement; provided, however, that the holders of any such refinancing or replacement Debt (or an authorized agent or trustee on their behalf) bind themselves in writing to the terms of the Intercreditor Agreement pursuant to such documents or agreements (including amendments or supplements to the Intercreditor Agreement) as the Bank Collateral Agent or the Notes Collateral Agent, as the case may be, shall reasonably request and in form and substance reasonably acceptable to the Bank Collateral Agent or the Notes Collateral Agent, as the case may be.

        In connection with any refinancing or replacement contemplated by the foregoing paragraph or incurrence of any Permitted Additional Pari Passu Obligations, the Intercreditor Agreement may be amended at the request and sole expense of the Issuer, and without the consent of either the Bank Collateral Agent or the Notes Collateral Agent, (a) to add parties (or any authorized agent or trustee therefor) providing any such refinancing or replacement Debt or Permitted Additional Pari Passu Obligations, (b) to establish that Liens on any Notes Collateral securing such refinancing or replacement Debt or Permitted Additional Pari Passu Obligations shall have the same priority as the Liens on any Notes Collateral securing the Debt being refinanced or replaced and (c) to establish that the Liens on any ABL Collateral securing such refinancing or replacement Debt or Permitted Additional Pari Passu Obligations shall have the same priority as the Liens on any ABL Collateral securing the Debt being refinanced or replaced or the Notes, all on the terms provided for herein immediately prior to such refinancing or replacement or incurrence of any Permitted Additional Pari Passu Obligations.

Use of Proceeds of ABL Collateral

        After the Discharge of Credit Facility Obligations, the Trustee, in accordance with the terms of the Intercreditor Agreement, the Indenture and the Security Documents, will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration, including any amounts owed to the Trustee (and its counsel) in its capacity as Trustee or Notes Collateral Agent) of the ABL Collateral received by it under the Security Documents for the benefit of the Holders of the Notes pursuant to the Indenture and any remaining Permitted Additional Pari Passu Obligations pursuant to the Security Documents.

        Subject to the terms of the Security Documents and the security documents related to the ABL Credit Agreement, the Issuer and the Guarantors will have the right prior to the occurrence of an Event of Default (x) to remain in possession and retain exclusive control of the Collateral to freely operate the Collateral and (y) to collect, invest and dispose of any income therefrom in accordance with the Indenture and the ABL Credit Agreement. See "Risk Factors—Risks Related to the Notes".

Application of Proceeds

        In the event that ABL Collateral and Notes Collateral are disposed of in a single transaction or series of related transactions in connection with the taking of an enforcement action and in which the aggregate sales price is not allocated between ABL Collateral and Notes Collateral being sold

(including in connection with or as a result of the sale of the Capital Interests of a Guarantor), then solely for purposes of the Intercreditor Agreement, the proceeds of such disposition shall be distributed: (i) first to the Bank Collateral Agent in an amount equal to the book value as assessed on the date of such disposition of any inventory and any accounts; (ii) second to the Bank Collateral Agent and Notes Collateral Agent based upon the fair market value of such other ABL Collateral and Notes Collateral sold, as determined by the Issuer, as the case may be, in its reasonable judgment or, if the aggregate amount of such other ABL Collateral and Notes Collateral sold is greater than $10.0 million, an independent appraiser.

Exercise of Remedies in Respect of Collateral and Application of Proceeds under Security Documents

        Upon the occurrence and during the continuance of an Event of Default or an event of default under any Permitted Additional Pari Passu Obligations, the Notes Collateral Agent will be permitted, subject to applicable law and the terms of the Security Documents, including the Intercreditor Agreement, to exercise remedies and sell the Collateral under the Security Documents only at the direction of the holders of a majority in the principal amount of the outstanding Notes and any outstanding Permitted Additional Pari Passu Obligations voting as a single class.

        Notwithstanding the foregoing, if the Notes Collateral Agent has asked the holders of the Notes and Permitted Additional Pari Passu Obligations for instruction and the applicable holders have not yet responded to such request, the Notes Collateral Agent will be authorized to take, but will not be required to take, and will in no event have any liability for taking, any delay in taking or the failure to take, such actions with regard to any Event of Default which the Notes Collateral Agent, in good faith, believes to be reasonably required to promote and protect the interests of the holders of the Notes and Permitted Additional Pari Passu Obligations and to preserve the value of the Collateral; provided that once instructions from the applicable holders of the Notes and Permitted Additional Pari Passu Obligations have been received by the Notes Collateral Agent, the actions of the Notes Collateral Agent will be governed thereby.

        In the event of any determination by a court of competent jurisdiction with respect to any series of Permitted Additional Pari Passu Obligations that (i) such series of Permitted Additional Pari Passu Obligations is unenforceable under applicable law or are subordinated to any other obligations (other than the Notes or another series of Permitted Additional Pari Passu Obligations), (ii) such series of Permitted Additional Pari Passu Obligations does not have an enforceable security interest in any of the Collateral and/or (iii) any intervening security interest exists securing any other obligations (other than the Notes or other series of Permitted Additional Pari Passu Obligations) on a basis ranking prior to the security interest of such series of Permitted Additional Pari Passu Obligations but junior to the security interest of the Notes or other series of Permitted Additional Pari Passu Obligations (any such condition referred to in the foregoing clauses (i), (ii) or (iii) with respect to any series of Permitted Additional Pari Passu Obligations, an "Impairment" of such series of Permitted Additional Pari Passu Obligations), the results of such Impairment shall be borne solely by the holders of such series of Permitted Additional Pari Passu Obligations, and the rights of the holders of such series of Permitted Additional Pari Passu Obligations (including, without limitation, the right to receive distributions in respect of such series of Permitted Additional Pari Passu Obligations) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of such series of Permitted Additional Pari Passu Obligations subject to such Impairment. Notwithstanding the foregoing, with respect to any Collateral for which a third party (other than a holder of the Notes or a series of Permitted Additional Pari Passu Obligations) has a lien or security interest that is junior in priority to the security interest of the holders of the Notes or any series of Permitted Additional Pari Passu Obligations but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of the holder of any other series of Permitted Additional Pari Passu Obligations (such third party, an "Intervening Creditor"), the value of any Collateral or proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Collateral or proceeds to be distributed in respect of the series of Permitted Additional Pari Passu Obligations with respect to which such Impairment exists.

Release of Collateral

        The Issuer and the Guarantors will be entitled to (x) the release of property and other assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

  •
  to enable the disposition of such property or assets including, in the case of Capital Interests, by way of consolidation or merger (other than to the Issuer or a Guarantor) to the extent not prohibited under the covenant described under "—Certain Covenants—Limitation on Asset Sales";

  •
  in the case of a Guarantor that is released from its Note Guarantee, the release of the property and assets of such Guarantor;

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  in the event any Collateral becomes Excluded Assets;

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  as described under "—Amendment, Supplement and Waiver" below; or

(y) the subordination of any Lien on any asset granted to or held by the Notes Collateral Agent under any Security Document to the holder of any Lien on such asset that is permitted by clause (l) of the definition of Permitted Lien.

        The second-priority Lien on the ABL Collateral securing the Notes will terminate and be released automatically if the first-priority Liens on the ABL Collateral are released by the Bank Collateral Agent, other than during the occurrence and continuation of an Event of Default or in connection with a Discharge of Credit Facility Obligations. Notwithstanding the existence of an Event of Default, the second-priority Lien on the ABL Collateral securing the Notes shall also terminate and be released automatically to the extent the first-priority Liens on the ABL Collateral are released by the Bank Collateral Agent in connection with a sale, transfer or disposition of ABL Collateral that is either not prohibited under the Indenture or occurs in connection with the foreclosure of, or other exercise of remedies with respect to, such ABL Collateral by the Bank Collateral Agent or a going out of business sale or similar sale consented to by the Bank Collateral Agent (except with respect to any proceeds of such sale, transfer or disposition that remain after satisfaction in full of the Credit Facility Obligations). The Liens on the Collateral securing the Notes, that otherwise would have been released pursuant to the first sentence of this paragraph but for the occurrence and continuation of an Event of Default, will be released when such Event of Default and all other Events of Default under the Indenture cease to exist.

        The Liens on all Collateral securing the Notes also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest on, the Notes and all other obligations under the Indenture, the Note Guarantees under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest, is paid or (ii) legal defeasance or covenant defeasance under the Indenture or a discharge of the Indenture as described under "—Satisfaction and Discharge of the Indenture; Defeasance".

        In addition, to the extent necessary and for so long as required for such Guarantor not to be subject to any requirement pursuant to Rule 3-16 of Regulation S-X under the Securities Act to file separate financial statements with the Commission (or any other governmental agency), the Capital Interests and other securities of any Guarantor shall not be included in the Collateral with respect to the Notes (and/or any Permitted Additional Pari Passu Obligations outstanding) so affected and shall not be subject to the Liens securing such Notes and/or any Permitted Additional Pari Passu Obligations. In determining whether any such release is permitted, the Notes Collateral Agent may rely upon a certificate of the Issuer that the Collateral is permitted to be released under the Indenture.

        Notwithstanding anything to the contrary herein, the Issuer and the Guarantors will not be required to comply with all or any portion of Section 314(d) of the TIA if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including "no action" letters or exemptive orders, all or any portion of Section 314(d) of the TIA is inapplicable to the released Collateral and the Issuer shall deliver an officer's certificate and legal opinion confirming this to the Trustee and Collateral Agent. Without limiting the generality of the foregoing, certain no-action letters issued by the Commission have permitted an indenture qualified under the TIA to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the Issuer's business without requiring the Issuer to provide certificates and other documents under Section 314(d) of the TIA.

        If any Collateral is released in accordance with any of the Security Documents (other than as permitted by the Indenture) and if the Issuer or the applicable Guarantor has delivered the certificates and documents required by the Security Documents, the Trustee will determine whether it has received all documentation required by Section 314(d) of the TIA (to the extent applicable) in connection with such release.

Further Assurances

        Subject to the limitations described above under "—Notes Collateral" and "—Security Documents", the Security Documents and the Indenture provide that the Issuer and the Guarantors will, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, financing statements, documents and instruments, and do or cause to be done such further acts as may be necessary or proper to evidence, perfect and maintain the Lien in the Collateral granted to the Collateral Agent and the priority thereof, in each case, in accordance with the requirements of the Security Documents, and to otherwise effectuate the provisions or purposes of the Indenture and the Security Documents.

        The Issuer and Guarantors are required to make all filings (including filings of continuation statements and amendments to financing statements that may be necessary to continue the effectiveness of such financing statements) or recordings and take all other actions as are required by the Security Documents to maintain (at the sole cost and expense of the Issuer and the Guarantors) the security interest created by the Security Documents in the Collateral (other than with respect to any Collateral the security interest in which is not required to be perfected under the Security Documents) as a perfected security interest, subject only to Permitted Collateral Liens.

Trust Indenture Act

        The Indenture provides that the Issuer will comply with the provisions of the TIA to the extent applicable. The Issuer will provide for delivery of certain customary Officers' Certificates and opinions of counsel, including annual compliance certificates, in form and substance reasonably satisfactory to the Trustee.

Optional Redemption

        The Notes may be redeemed, in whole or in part, at any time prior to June 1, 2016, at the option of the Issuer upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to but not including the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date).

        In addition, the Notes are subject to redemption, at the option of the Issuer, in whole or in part, at any time on or after June 1, 2016, upon not less than 30 nor more than 60 days' notice at the redemption prices (expressed as percentages of the principal amount to be redeemed) set forth below, plus accrued and unpaid interest, if any, to, but not including, the redemption date (subject to the right of Holders of record on the relevant regular record date to receive interest due on an interest payment date), if redeemed during the 12-month period beginning on June 1 of the years indicated:

Year	Redemption Price
2016	106.938%
2017	104.625%
2018	102.313%
2019 and thereafter	100.000%

        In addition to the optional redemption of the Notes in accordance with the provisions of the preceding paragraphs, prior to June 1, 2016, the Issuer may with the net proceeds of one or more Equity Offerings, redeem up to 35% of the aggregate principal amount of the outstanding Notes (including Additional Notes) at a redemption price equal to 109.25% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to, but not including, the date of redemption; provided that at least 65% of the principal amount of Notes then outstanding (including Additional Notes) remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuer or its Subsidiaries) and that any such redemption occurs within 180 days following the closing of any such Equity Offering.

        Any redemption and notice of redemption may, at the Issuer's discretion, be subject to the satisfaction of one or more conditions precedent (including, in the case of a redemption related to an Equity Offering, the consummation of such Equity Offering). If redemption is subject to satisfaction of one or more conditions precedent, such notice of redemption shall describe each such condition, and if applicable, shall state that, in the Issuer's discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the stated redemption date, or by the redemption date as so delayed.

        If less than all of the Notes are to be redeemed, the Trustee will select the Notes or portions thereof to be redeemed by lot, pro rata or by any other method the Trustee shall deem appropriate (subject to The Depository Trust Company's procedures as applicable).

        No Notes of $2,000 or less shall be redeemed in part. Notices of redemption shall be delivered (to the extent permitted by applicable procedures or regulations, delivered electronically) at least 30 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

        The Issuer and any Subsidiaries may at any time, and from time to time, purchase Notes in the open market or otherwise, including by tender offer, exchange offer or through negotiated transactions, subject to compliance with applicable securities laws upon such terms and at such prices as the Issuer may determine, which may be more or less than the consideration for which the Notes offered hereby are being sold and may be less than the redemption price then in effect and could be for cash or other consideration.

        The Issuer may provide in any notice delivered in connection with any such redemption that payment of the redemption price and performance of the Issuer's obligations may be performed by another Person; provided that the Issuer shall not be relieved of its obligations thereby.

Change of Control

        Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Issuer to repurchase all or any part of the outstanding Notes at a purchase price (the "Purchase Price") in cash equal to 101% of the principal amount tendered, together with accrued and unpaid interest, if any, to, but not including, the Purchase Date pursuant to an Offer to Purchase. For purposes of the foregoing, an Offer to Purchase shall be deemed to have been made if (i) within 60 days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, the Issuer commences an Offer to Purchase all outstanding Notes at the Purchase Price and (ii) all Notes properly tendered pursuant to the Offer to Purchase are purchased on the terms of such offer to Purchase.

        If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in an Offer to Purchase upon a Change of Control and the Issuer, or any third party making the Offer to Purchase in lieu of the Issuer as described below, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following such purchase pursuant to the Offer to Purchase described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of redemption.

        The phrase "all or substantially all," as used in the definition of "Change of Control," has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Notes elected to exercise their rights under the Indenture and the Issuer elects to contest such election, there could be no assurance how a court interpreting New York law would interpret such phrase. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an Offer to Purchase the Notes as described above. In addition, under a recent Delaware Chancery Court interpretation of a change of control repurchase requirement with a continuing director provision, a board of directors may approve a slate of shareholder nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit our board to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such dissident slate would not constitute a "Change of Control" that would trigger a Holder's right to require the Issuer to make an Offer to Purchase the Notes as described above.

        The provisions of the Indenture may not afford Holders protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction affecting the Issuer that may adversely affect Holders, if such transaction is not the type of transaction included within the definition of Change of Control. A transaction involving the management of the Issuer or its Affiliates, or a transaction involving a recapitalization of the Issuer, will result in a Change of Control only if it is the type of transaction specified in such definition. The definition of Change of Control may be amended or modified with the written consent of a majority in aggregate principal amount of outstanding Notes. See "—Amendment, Supplement and Waiver".

        The Issuer will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws or regulations in connection with any Offer to Purchase as described above. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will be deemed to have complied with its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

        The Issuer will not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes such Offer to Purchase contemporaneously with or upon a Change of Control in the manner, at the times and otherwise in compliance with the requirements of the Indenture and purchases all Notes validly tendered and not withdrawn under such Offer to Purchase or (ii) a notice of redemption has been given pursuant to the Indenture as described above under "—Optional Redemption".

        In addition, an Offer to Purchase may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Offer to Purchase.

        The Issuer's ability to pay cash to the Holders of Notes upon a Change of Control may be limited by the Issuer's then existing financial resources. Further, the agreements governing the Issuer's other Debt contain, and future agreements of the Issuer may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of Notes of their right to require the Issuer to repurchase the Notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of the Issuer's other Debt agreements, the Issuer's ability to pay cash to the Holders of Notes upon a repurchase may be further limited by the Issuer's then existing financial resources. See "Risk Factors—Risks Related to the Notes".

        Even if sufficient funds were otherwise available, the terms of the ABL Credit Agreement (and other Debt) may prohibit the Issuer's prepayment of Notes before their scheduled maturity. Consequently, if the Issuer is not able to prepay the ABL Credit Agreement or other Debt containing such restrictions or obtain requisite consents, the Issuer may be unable to fulfill its repurchase obligations, resulting in a default under the Indenture.

Certain Covenants

        Set forth below are certain covenants contained in the Indenture:

Limitation on Incurrence of Debt

        The Issuer will not, and will not permit any of the Restricted Subsidiaries to, Incur any Debt (including Acquired Debt); provided that the Issuer and any of the Restricted Subsidiaries that is a Guarantor may Incur Debt (including Acquired Debt) if, immediately after giving effect to the Incurrence of such Debt and the receipt and application of the proceeds therefrom, (a) the Consolidated Fixed Charge Coverage Ratio of the Issuer and its Restricted Subsidiaries would be greater than 2.0:1.0 and (b) no Default or Event of Default shall have occurred and be continuing at the time or as a consequence of the Incurrence of such Debt.

        Notwithstanding the first paragraph above, the Issuer and the Restricted Subsidiaries may Incur "Permitted Debt" as follows:

            (i)  Debt incurred pursuant to, and the issuance or creation of letters of credit and bankers' acceptances under or in connection with (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder), any Credit Facility in an aggregate principal amount outstanding under this clause (i) at any time not to exceed the greatest of (x) $100.0 million, (y) the Borrowing Base as of the date of such incurrence or (z) an amount such that the ABL Priority Leverage Ratio of the Issuer and its Restricted Subsidiaries would not exceed 1.75 to 1.00;

           (ii)  Debt outstanding under the Notes (excluding any Additional Notes, but including any Exchange Notes) and Guarantees of the Notes and Exchange Notes and contribution, indemnification and reimbursement obligations owed by the Issuer or any Guarantor to any of the other of them in respect of amounts paid or payable on such Notes and Exchange Notes;

          (iii)  Debt, or pension withdrawal liabilities reflected in the most recent consolidated balance sheet of the Issuer as of the Issue Date that subsequently becomes Debt, of the Issuer or any Restricted Subsidiary outstanding at the time of the Issue Date (other than clauses (i) or (ii) above), including, without limitation, the 12.75% Senior Secured Notes due 2015 then outstanding until their repurchase or redemption with the net proceeds of the issuance of Original Notes;

          (iv)  Debt Incurred following the Issue Date that is owed to and held by the Issuer or a Restricted Subsidiary; provided that if such Debt is owed by the Issuer or a Guarantor to a Restricted Subsidiary that is not a Guarantor, such Debt shall be subordinated to the prior payment in full of the Obligations;

           (v)  Guarantees Incurred by the Issuer or a Restricted Subsidiary of Debt or other obligations of the Issuer or a Restricted Subsidiary (including Guarantees by any Restricted Subsidiary of Debt under any Credit Facility); provided that (a) such Debt is Permitted Debt or is otherwise Incurred in accordance with this "Limitation on Incurrence of Debt" covenant and (b) such Guarantees are subordinated to the Notes to the same extent as the Debt being guaranteed;

          (vi)  Debt Incurred in respect of workers' compensation claims, general liability or trucker's liability claims, unemployment or other insurance and self-insurance obligations, payment obligations in connection with health or other types of social security benefits, indemnity, bid, performance, warranty, release, judgment, appeal, advance payment, customs, surety and similar bonds, letters of credit for operating purposes and completion guarantees and warranties provided or Incurred (including Guarantees thereof) by the Issuer or a Restricted Subsidiary in the ordinary course of business;

         (vii)  Debt under Hedging Obligations entered into to manage fluctuations in interest rates, commodity prices and currency exchange rates (and not for speculative purposes);

        (viii)  Debt of the Issuer or any Restricted Subsidiary pursuant to Capital Lease Obligations and Purchase Money Debt; provided that the aggregate principal amount of such Debt outstanding at any time under this clause (viii) may not exceed the greater of (a) $15.0 million or (b) 5.0% of Total Assets, in the aggregate;

          (ix)  the issuance by any of the Restricted Subsidiaries to the Issuer or to any of the Restricted Subsidiaries of shares of preferred stock; provided, however, that:

            (a)   any subsequent issuance or transfer of Capital Interests that results in any such preferred stock being held by a Person other than the Issuer or Restricted Subsidiaries; and

            (b)   any sale or other transfer of any such preferred stock to a Person that is not either the Issuer or a Restricted Subsidiary;

  shall be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (ix);

           (x)  Debt arising from (x) customary cash management, cash pooling or setting off arrangements, and automated clearing house transactions, (y) any Bank Product (excluding Hedging Obligations entered into for speculative purposes) or (z) the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that any such Debt Incurred pursuant to clause (z) is extinguished within five business days of the Incurrence;

          (xi)  Debt of the Issuer or any Restricted Subsidiary not otherwise permitted pursuant to this definition (including additional Debt under the ABL Credit Agreement, Purchase Money Debt and Capital Lease Obligations), in an aggregate principal amount not to exceed $15.0 million at any time outstanding;

         (xii)  Refinancing Debt in respect of any Debt permitted by clauses (ii) and (iii) above, this clause (xii), clause (xiii) below or Debt Incurred in accordance with the first paragraph under this "Limitation on Incurrence of Debt" covenant;

        (xiii)  Acquired Debt incurred by a Restricted Subsidiary prior to the time that such Restricted Subsidiary was acquired or merged into the Issuer and was not Debt incurred in connection with, or in contemplation of, such acquisition or merger; provided that immediately after giving effect to any such acquisition or merger on a pro forma basis, the Issuer (x) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of this "Limitation on Incurrence of Debt" covenant or (y) the Consolidated Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such acquisition or merger;

        (xiv)  Debt consisting of Debt issued by the Issuer or any of its Restricted Subsidiaries to current or former officers, directors, employees and consultants thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent permitted pursuant to clause (iv) of the second paragraph under the caption "—Limitation on Restricted Payments";

         (xv)  Debt of the Issuer to a Restricted Subsidiary; provided that any such Debt owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided, further, that any subsequent issuance or transfer of any capital stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Debt (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Debt not permitted by this clause (xv);

        (xvi)  Debt of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that, if a Guarantor incurs such Debt to a Restricted Subsidiary that is not a Guarantor, such Debt is expressly subordinated in right of payment to the Guarantee of such Guarantor; provided, further, that any subsequent issuance or transfer of capital stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Debt not permitted by this clause (xvi);

       (xvii)  Debt in respect of customer deposits and advance payments received in the ordinary course of business from customers for goods or services purchased in the ordinary course of business;

      (xviii)  Debt of the Issuer or any Restricted Subsidiary consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case Incurred in the ordinary course of business;

        (xix)  Debt Incurred by the Issuer or any Restricted Subsidiary for pension fund withdrawal or partial withdrawal obligations in an amount not to exceed, in the aggregate at any one time outstanding, $5.0 million; and

         (xx)  Debt of Restricted Subsidiaries of the Issuer that are not Guarantors in an amount not to exceed, in the aggregate at any one time outstanding, $7.5 million.

        For purposes of determining compliance with this covenant, (x) the outstanding principal amount of any Debt shall be counted only once such that (without limitation) any obligation arising under any Guarantees or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included and (y) except as provided above, in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, including categories of Permitted Debt and the first paragraph of this covenant, the Issuer, in its sole discretion, shall classify, and from time to time may reclassify, all or any portion of such item of Debt and such Debt need not be permitted solely by reference to one provision of this covenant but may be permitted in part by one such provision and in part by one or more other provisions of this covenant.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Debt in the forms of additional Debt or payment of dividends on Capital Interests in the forms of additional shares of Capital Interests with the same terms and change in the amount outstanding due solely to the result of fluctuations in the exchange rates of currencies will not be deemed to be an Incurrence of Debt or issuance of Capital Interests for purposes of this covenant.

        Notwithstanding anything to the contrary herein, the maximum amount of Debt that may be outstanding pursuant to this "Limitation on Incurrence of Debt" covenant will not be deemed exceeded due to the results of fluctuations in exchange rates or currency values. For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Debt, the U.S. dollar equivalent principal amount of Debt denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Debt was Incurred.

        None of the Issuer and Guarantors will Incur any Debt that pursuant to its terms is subordinate or junior in right of payment to any Debt unless such Debt is subordinated in right of payment to the Notes and the Note Guarantees to at least the same extent; provided that Debt will not be considered subordinate or junior in right of payment to any other Debt solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority.

Limitation on Restricted Payments

        The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make any Restricted Payment unless, at the time of the proposed Restricted Payment:

          (a)   no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof;

          (b)   after giving effect to such Restricted Payment, the Issuer would be permitted to Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the provisions described in the first paragraph under the "Limitation on Incurrence of Debt" covenant; and

          (c)   after giving effect to such Restricted Payment, the aggregate amount expended or declared for all Restricted Payments made on or after the Issue Date (excluding Restricted Payments permitted by clauses (ii) through (ix) and (xii) of the next succeeding paragraph), shall not exceed the sum (without duplication) of:

            (1)   50% of the Consolidated Net Income (or if Consolidated Net Income shall be a deficit, 100% of such deficit) of the Issuer and its Restricted Subsidiaries for the period (taken as one accounting period) from the first day of the first fiscal quarter beginning after the Issue Date to the end of the Issuer's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, plus

            (2)   100% of the aggregate Net Cash Proceeds, and the Fair Market Value of property or assets or marketable securities, received by the Issuer subsequent to the initial issuance of the Notes either (i) as a contribution to its common equity capital or (ii) from the issuance and sale (other than to a Restricted Subsidiary) of its Qualified Capital Interests, including Qualified Capital Interests issued upon the conversion of Debt or Redeemable Capital Interests of the Issuer, and from the exercise of options, warrants or other rights to purchase such Qualified Capital Interests (other than, in each case, Capital Interests or Debt sold to a Subsidiary of the Issuer), plus

            (3)   100% of the amount by which Debt of the Issuer is reduced on the Issuer's consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) subsequent to the initial issuance of the Notes of any Debt for Qualified Capital Interests of the Issuer (less the amount of any cash, or the fair value of any other property, distributed by the Issuer upon such conversion or exchange), plus

            (4)   100% of the net reduction in Investments (other than Permitted Investments), subsequent to the Issue Date, in any Person, resulting from (x) payments of interest on Debt, dividends, distributions, redemption, repurchases, repayments of loans or advances, or other transfers of assets (but only to the extent such interest, dividends, distributions, redemptions, repurchases, repayments or other transfers were made in (i) cash or (ii) assets (valued at Fair Market Value) other than cash (other than pay-in-kind dividends or interest)), in each case to the Issuer or any Restricted Subsidiary from any Person (including, without limitation, an Unrestricted Subsidiary), (y) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) thereof made by the Issuer and the Restricted Subsidiaries or (z) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, in each case, not to exceed in the case of any Person the amount of Investments (other than Permitted Investments) previously made by the Issuer or any Restricted Subsidiary in such Person.

        Notwithstanding the foregoing provisions, the Issuer and the Restricted Subsidiaries may take the following actions; provided that, in the cases of clauses (iv) and (x) below, no Default or Event of Default has occurred and is continuing unless, in the case of clause (iv), the Issuer or any Restricted Subsidiary is contractually required to make a payment as described in such clause (iv):

            (i)  the payment of any dividend or other distribution on, or the consummation of any irrevocable redemption of, Capital Interests in the Issuer or a Restricted Subsidiary within 60 days after declaration or setting the record date for redemption thereof, as applicable, if at such date such payment would not have been prohibited by the provisions of this covenant;

           (ii)  the retirement of any Capital Interests of the Issuer by conversion into, or by or in exchange for, Qualified Capital Interests, or out of net cash proceeds of the sale (other than to a Subsidiary of the Issuer) of Qualified Capital Interests of the Issuer occurring within 60 days prior to such retirement, or the making of other Restricted Payments out of the net cash proceeds of the sale (other than to a Subsidiary of the Issuer) of Qualified Capital Interests of the Issuer occurring within 60 days prior to such Restricted Payment;

          (iii)  the redemption, defeasance, repurchase or acquisition or retirement for value of any Debt of the Issuer or a Guarantor that is subordinate in right of payment to the Notes or the applicable Note Guarantee out of the net cash proceeds of an issue and sale (other than to a Subsidiary of the Issuer) of (x) new Refinancing Debt Incurred in accordance with the Indenture or (y) Qualified Capital Interests of the Issuer, in the case of (x) and (y), occurring within 60 days prior to such redemption, defeasance, repurchase, acquisition or retirement;

          (iv)  the purchase, redemption, retirement or other acquisition for value of Capital Interests in the Issuer held by employees, officers or directors or by former employees, officers or directors of the Issuer or any Restricted Subsidiary (or their estates or beneficiaries under their estates) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided that the aggregate consideration paid for such purchase, redemption, retirement or other acquisition of such Capital Interests does not exceed the sum of (A) $5.0 million in any fiscal year (provided that if less than $5.0 million is used for such purposes in any fiscal year, any unused amounts may be carried forward for use in one or more future periods; provided, further, that the aggregate amount of repurchases made pursuant to this clause (iv) (A) may not exceed $10.0 million in any fiscal year); plus (B) the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date (it being understood that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by this clause (B) in any calendar year);

           (v)  repurchase of Capital Interests in the Issuer deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities to the extent such Capital Interests represent a portion of the exercise price of those stock options, warrants or other convertible or exchangeable securities or repurchase of such Capital Interests to the extent the proceeds of such repurchase are used to pay taxes incurred by the holder thereof as a result of the issuance or grant thereof;

          (vi)  the prepayment of intercompany Debt, the Incurrence of which was permitted pursuant to the covenant described under "—Limitation on Incurrence of Debt";

         (vii)  cash payment, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Capital Interests of the Issuer or a Restricted Subsidiary;

        (viii)  (I) the declaration and payment of dividends (a) to holders of any class or series of Redeemable Capital Interests of the Issuer or any Restricted Subsidiary issued or Incurred in compliance with the covenant described above under "—Limitation on Incurrence of Debt" or (b) to holders of Issuer's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock until consummation of the Transactions and to holders of up to $10.0 million stated value of the Issuer's Series B Preferred Stock not repurchased or redeemed in the Transactions, in each case, (x) in accordance with the certificates of designation governing the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock (in each case as in effect as of the Issue Date) and (y) so long as no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof; and (II) the repurchase or redemption of the Issuer's Series B Preferred Stock not repurchased or redeemed in the Transactions, (x) in accordance with the certificate of designation governing the Series B Preferred Stock (as in effect as of the Issue Date) and (y) solely with respect to any such repurchase or redemption on or prior to March 31, 2016, so long as (i) no Default or Event of Default shall have occurred and be continuing or will occur as a consequence thereof and (ii) immediately after giving effect to such repurchase or redemption, the Issuer could Incur at least $1.00 of additional Debt (other than Permitted Debt) pursuant to the first paragraph under the covenant described under "—Limitation on Incurrence of Debt";

          (ix)  upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Debt pursuant to provisions substantially similar to those described under "—Change of Control" and "—Limitation on Asset Sales" in accordance with the terms of such subordinated Debt; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, the Issuer has made an Offer to Purchase with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection therewith;

           (x)  other Restricted Payments in an aggregate amount since the Issue Date not in excess of $15.0 million;

          (xi)  the declaration and payment of dividends on the Issuer's common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity's common stock), following any Qualified Equity Offering after the Issue Date, of up to 6% per annum of the net cash proceeds received by or contributed to the Issuer in the form of Qualified Capital Interests in or from such offering; and

         (xii)  the consummation of the Transactions.

        For purposes of the covenant described above, if any Investment or Restricted Payment would be permitted pursuant to one or more provisions described above and/or one or more of the exceptions contained in the definition of "Permitted Investments," the Issuer may classify such Investment or Restricted Payment in any manner that complies with this covenant and may later reclassify any such Investment or Restricted Payment so long as the Investment or Restricted Payment (as so reclassified) would be permitted to be made in reliance on the applicable exception as of the date of such reclassification.

        If any Person in which an Investment is made, which Investment constitutes a Restricted Payment when made, thereafter becomes a Restricted Subsidiary in accordance with the Indenture, all such Investments previously made in such Person shall no longer be counted as Restricted Payments for purposes of calculating the aggregate amount of Restricted Payments pursuant to clause (c) of the first paragraph under this covenant, or clause (x) above, in each case to the extent such Investments would otherwise be so counted.

        If the Issuer or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of an Investment in accordance with the covenant described under "—Limitation on Asset Sales," which investment was originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph under this covenant, the aggregate amount expended or declared for all Restricted Payments shall be reduced by the lesser of (i) the Net Cash Proceeds from the transfer, conveyance, sale, lease or other disposition of such Investment or (ii) the amount of the original Investment, in each case, to the extent originally included in the aggregate amount expended or declared for all Restricted Payments pursuant to clause (c) of the first paragraph under this covenant.

        For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Limitation on Liens

        The Issuer will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly, to, enter into, create, incur, assume or suffer to exist any Liens of any kind on or with respect to the Collateral except Permitted Collateral Liens. Subject to the immediately preceding sentence, the Issuer will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly, to enter into, create, incur, assume or suffer to exist any Liens of any kind, other than Permitted Liens, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom other than the Collateral without securing the Notes and all other amounts due under the Indenture and the Security Documents (for so long as such Lien exists) equally and ratably with (or prior to) the obligation or liability secured by such Lien.

        For purposes of determining compliance with this covenant, (A) a Lien securing an item of Debt need not be permitted solely by reference to the above paragraph or to one category (or portion thereof) of Permitted Liens described in the definition of "Permitted Liens" but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Debt (or any portion thereof) meets the criteria of the above paragraph or one or more of the categories (or portions thereof) of Permitted Liens described in the definition of "Permitted Liens," the Issuer shall, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Debt (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant.

        With respect to any Lien securing Debt that was permitted to secure such Debt at the time of the Incurrence of such Debt, such Lien shall also be permitted to secure any Increased Amount of such Debt. The "Increased Amount" of any Debt shall mean any increase in the amount of such Debt in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Debt with the same terms or in the form of common equity of the Issuer or any direct or indirect payment of the Issuer, the payment of dividends on preferred stock in the form of additional shares of preferred stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Debt outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Debt.

Limitation on Dividends and Other Payments Affecting Restricted Subsidiaries

        The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, cause or suffer to exist or become effective or enter into any encumbrance or restriction (other than pursuant to the Indenture, law, rules or regulation) on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Interests owned by any of the Issuer or Restricted Subsidiaries or pay any Debt or other obligation owed to any of the Issuer or Restricted Subsidiaries, (ii) make loans or advances to any of the Issuer or Restricted Subsidiaries thereof or (iii) transfer any of its property or assets to the Issuer or any Restricted Subsidiaries.

        However, the preceding restrictions will not apply to the following encumbrances or restrictions existing under or by reason of:

          (a)   any encumbrance or restriction in existence on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings, in the good faith judgment of the Issuer, are not materially more restrictive, taken as a whole, with respect to such dividend or other payment restrictions than those contained in these agreements on the Issue Date;

          (b)   any encumbrance or restriction pursuant to an agreement relating to an acquisition of property, so long as the encumbrances or restrictions in any such agreement relate solely to the property so acquired (and are not or were not created in anticipation of the acquisition thereof by the Issuer or a Restricted Subsidiary);

          (c)   any encumbrance or restriction which exists with respect to a Person that becomes a Restricted Subsidiary after the Issue Date, which is in existence at the time such Person becomes a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary; and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

          (d)   any encumbrance or restriction pursuant to an agreement effecting a permitted renewal, refunding, replacement, refinancing or extension of Debt issued pursuant to an agreement containing any encumbrance or restriction referred to in the foregoing clauses (a) through (c), so long as the encumbrances and restrictions contained in any such refinancing agreement are not materially more restrictive, taken as a whole, to the Holders than the encumbrances and restrictions contained in the agreements governing the Debt being renewed, refunded, replaced, refinanced or extended;

          (e)   customary provisions restricting subletting or assignment of any lease, contract, or license of the Issuer or any Restricted Subsidiary or provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (f)    any restriction on the sale or other disposition of assets or property securing Debt as a result of a Permitted Lien on such assets or property;

          (g)   any encumbrance or restriction by reason of applicable law, rule, regulation or order;

          (h)   any encumbrance or restriction under the Indenture, the Notes (and the Exchange Notes) and the Note (and the Exchange Note) Guarantees;

          (i)    restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers or lessors under contracts entered into in the ordinary course of business;

          (j)    provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

          (k)   any instrument governing Debt or Capital Interests of a Person acquired by the Issuer or any of the Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Debt or Capital Interests was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

          (l)    Liens securing Debt otherwise permitted to be incurred under the Indenture, including the provisions of the covenant described above under "—Limitation on Liens" that limit the right of the debtor to dispose of the assets subject to such Liens;

          (m)  provisions of any Credit Facility and Intercreditor Agreement as in effect on the Issue Date and provisions of any other Credit Facility or Intercreditor Agreement that, as determined by management of the Issuer in its reasonable and good faith judgment, (i) will not materially impair the Issuer's ability to make payments required under the Notes and (ii) are not materially more restrictive, taken as a whole, than the provisions under any Credit Facility or Intercreditor Agreement, as the case may be, as in effect on the Issue Date;

          (n)   provisions of any agreement evidencing Debt incurred pursuant to the covenant described above under "—Limitation on Incurrence of Debt" that, as determined by management of the Issuer in its reasonable and good faith judgment, (i) will not materially impair the Issuer's ability to make payments required under the Notes and (ii) are not materially more restrictive, taken as a whole, than customary for financings of this type;

          (o)   any encumbrance or restriction pursuant to Purchase Money Debt and Capital Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature discussed in clause (iii) of the first paragraph of this covenant on the property so acquired; and

          (p)   any customary encumbrance or restriction imposed pursuant to an agreement entered into for the direct or indirect sale or disposition to a Person of all or substantially all the Capital Interests or assets of the Issuer or any Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition.

Limitation on Asset Sales

        (a)   The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly consummate an Asset Sale of any Notes Collateral, unless:

          (1)   other than in the case of an Event of Loss, the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of;

          (2)   other than in the case of an Event of Loss, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash, Eligible Cash Equivalents or Additional Assets (as defined below);

          (3)   to the extent that any consideration received by the Issuer or a Restricted Subsidiary in such Asset Sale constitute securities or other assets that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are following their acquisition added to the Collateral securing the Notes in accordance with the requirements of the Security Documents and the Intercreditor Agreement; and

          (4)   no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such Asset Sale.

        Within 365 days after the Issuer's or a Restricted Subsidiary's receipt of the Net Cash Proceeds of any Asset Sale covered by this clause (a), the Issuer or such Restricted Subsidiary, at its option, may apply the Net Cash Proceeds from such Asset Sale:

            (i)  to make one or more offers to the holders of the Notes (and, at the option of the Issuer, the holders of Permitted Additional Pari Passu Obligations) to purchase Notes (and such Permitted Additional Pari Passu Obligations) pursuant to and subject to the conditions contained in the Indenture (each, an "Asset Sale Offer"); provided, however, that in connection with any prepayment, repayment or purchase of Debt pursuant to this clause (i), the Issuer or such Restricted Subsidiary shall permanently retire such Debt and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; provided, further, that if the Issuer or such Restricted Subsidiary shall so reduce any Permitted Additional Pari Passu Obligations, the Issuer will equally and ratably reduce Debt under the Notes by making an offer to all Holders of Notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of the Notes, such offer to be conducted in accordance with the procedures set forth below for an Asset Sale Offer but without any further limitation in amount; or

           (ii)  to an investment in (a) any one or more businesses; provided that such investment in any business is in the form of the acquisition of Capital Interests and results in the Issuer or a Restricted Subsidiary, as the case may be, owning an amount of the Capital Interests of such business such that it constitutes a Restricted Subsidiary, (b) properties, (c) capital expenditures or (d) other assets that, in each of (a), (b), (c) and (d), replace the businesses, properties and assets that are the subject of such Asset Sale or are used or useful in a Permitted Business (clauses (a), (b), (c) and (d) together, the "Additional Assets"); provided that to the extent that the assets that were subject to the Asset Sale constituted Notes Collateral, such Additional Assets shall also constitute Notes Collateral; provided, further, that the Issuer or such Restricted Subsidiary, as the case may be, promptly takes such action (if any) as may be required to cause that portion of such investment constituting Notes Collateral to be added to the Notes Collateral securing the Notes;

provided that in the case of clause (ii) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Issuer or a

Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of such commitment; provided, further, that if such commitment is later terminated or cancelled prior to the application of such Net Cash Proceeds, then such Net Cash Proceeds shall constitute Excess Proceeds.

        Any Net Cash Proceeds from the Asset Sales covered by this clause (a) that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute "Excess Proceeds". Within 15 business days after the aggregate amount of Excess Proceeds exceeds $10.0 million, the Issuer shall make an Asset Sale Offer to all holders of the Notes and, if required by the terms of any Permitted Additional Pari Passu Obligations, to the holders of such Permitted Additional Pari Passu Obligations, to purchase the maximum principal amount of Notes and such Permitted Additional Pari Passu Obligations that is $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes and such Permitted Additional Pari Passu Obligations tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes or the Permitted Additional Pari Passu Obligations surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Issuer shall select the Notes and such Permitted Additional Pari Passu Obligations to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Permitted Additional Pari Passu Obligations tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. After the Issuer or any Restricted Subsidiary has applied the Net Cash Proceeds from any Asset Sale of any Notes Collateral as provided in, and within the time periods required by, this paragraph (a), the balance of such Net Cash Proceeds, if any, from such Asset Sale of Notes Collateral shall be released by the Notes Collateral Agent to the Issuer or such Restricted Subsidiary for use by the Issuer or such Restricted Subsidiary for any purpose not prohibited by the terms of the Indenture.

        (b)   The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly consummate an Asset Sale of any assets that do not constitute Notes Collateral, unless:

          (1)   other than in the case of an Event of Loss, the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of;

          (2)   other than in the case of an Event of Loss, at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash, Eligible Cash Equivalents or Additional Assets;

          (3)   to the extent that any consideration received by the Issuer and the Restricted Subsidiaries in such Asset Sale constitutes securities or other assets that constitute Collateral, such securities or other assets, including the assets of any Person that becomes a Guarantor as a result of such transaction, are following their acquisition added to the Collateral securing the Notes in accordance with the requirements of the Security Documents; and

          (4)   no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect, on a pro forma basis, to, such Asset Sale.

        Within 365 days after the Issuer's or Restricted Subsidiary's receipt of the Net Cash Proceeds from any such Asset Sale covered by this clause (b), the Issuer or such Restricted Subsidiary may at its option do any one or more of the following:

            (i)  reduce any Debt under the ABL Credit Agreement or any Debt of the Issuer or a Guarantor that in each case is secured by a Lien on the ABL Collateral that is prior to the Lien on the ABL Collateral in favor of holders of Notes, in each case other than Debt owed to the Issuer or a Subsidiary of the Issuer (but without, in the case of any reduction of revolving obligations under an asset based revolving credit agreement, the requirement for any permanent reduction in the amount of commitments in respect thereof);

           (ii)  make an investment in Additional Assets; provided, further, that the Issuer or such Restricted Subsidiary, as the case may be, promptly takes such action (if any) as may be required to cause that portion of such investment constituting Collateral to be added to the Collateral securing the Notes; or

          (iii)  to the extent such Net Cash Proceeds are not from Asset Sales of Collateral, permanently reduce Debt of a Restricted Subsidiary that is not a Guarantor, other than Debt owed to an Issuer, a Guarantor or a Restricted Subsidiary;

provided that in the case of clause (ii) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment so long as the Issuer or a Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds will be applied to satisfy such commitment within 180 days of such commitment; provided, further, that if such commitment is later terminated or cancelled prior to the application of such Net Cash Proceeds, then such Net Cash Proceeds shall constitute Excess Proceeds.

        Any Net Cash Proceeds from an Asset Sale of any assets that do not constitute Notes Collateral that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute "Excess ABL Proceeds". Within 15 business days after the aggregate amount of Excess ABL Proceeds exceeds $10.0 million, the Issuer shall make an offer to all holders of the Notes, and, if required by the terms of any Permitted Additional Pari Passu Obligations, to the holders of such Permitted Additional Pari Passu Obligations (an "ABL Asset Sale Offer"), to purchase the maximum principal amount of Notes and such Permitted Additional Pari Passu Obligations that is $2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess ABL Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes and such Permitted Additional Pari Passu Obligations tendered pursuant to an ABL Asset Sale Offer is less than the Excess ABL Proceeds, the Issuer may use any remaining Excess ABL Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes or the Permitted Additional Pari Passu Obligations surrendered by such holders thereof exceeds the amount of Excess ABL Proceeds, the Issuer shall select the Notes and such Permitted Additional Pari Passu Obligations to be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Permitted Additional Pari Passu Obligations tendered. Upon completion of any such ABL Asset Sale Offer, the amount of Excess ABL Proceeds shall be reset at zero.

        Pending the final application of any Net Cash Proceeds pursuant to clauses (a) and (b) of this covenant, the Issuer or the applicable Restricted Subsidiary may apply such Net Cash Proceeds temporarily to reduce Debt outstanding under a revolving credit facility or otherwise invest such Net Cash Proceeds in any manner not prohibited by the Indenture.

        (c)   For the purposes of this covenant, any sale by the Issuer or a Restricted Subsidiary of the Capital Interests of the Issuer or a Restricted Subsidiary that owns assets constituting Notes Collateral or ABL Collateral shall be deemed to be a sale of such Notes Collateral or ABL Collateral (or, in the event of a Restricted Subsidiary that owns assets that include any combination of Notes Collateral and ABL Collateral, a separate sale of each of such Notes Collateral and ABL Collateral). In the event of any such sale (or a sale of assets that includes any combination of Notes Collateral and ABL Collateral), the proceeds received by the Issuer and the Restricted Subsidiaries in respect of such sale shall be allocated to the Notes Collateral and ABL Collateral in accordance with their respective fair market values, which shall be determined by the Board of Directors of the Issuer or, at the Issuer's election, an independent third party. In addition, for purposes of this covenant, any sale by the Issuer or any Restricted Subsidiary of the Capital Interests of any Person that owns only ABL Collateral will not be subject to paragraph (a) above, but rather will be subject to paragraph (b) above.

        (d)   For purposes of this covenant, the following are deemed to be cash or Eligible Cash Equivalents:

          (1)   any liabilities (as shown on the Issuer's, or such Restricted Subsidiary's, most recent balance sheet or in the notes thereto) of the Issuer or any Restricted Subsidiary that are assumed by the transferee of any such assets and for which the Issuer and all Restricted Subsidiaries have been validly released by all creditors in writing; and

          (2)   any securities received by the Issuer, a Guarantor or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale.

        The Issuer will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the Indenture by virtue of such compliance.

Limitation on Transactions with Affiliates

        The Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of related transactions, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an "Affiliate Transaction"), unless:

            (i)  such Affiliate Transaction is on terms that, taken as a whole, are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could reasonably have been obtained in a comparable arm's length transaction by the Issuer or such Restricted Subsidiary with an unaffiliated party; and

           (ii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above; and

          (iii)  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, the Issuer must obtain and deliver to the Trustee a written opinion of a nationally recognized investment banking, accounting or appraisal firm (an "Independent Financial Advisor") stating that the transaction is fair to the Issuer or such Restricted Subsidiary, as the case may be, from a financial point of view.

        The foregoing limitation does not limit, and shall not apply to:

          (1)   Restricted Payments that are permitted by the provisions of the Indenture described above under "—Limitation on Restricted Payments" or Permitted Investments;

          (2)   the payment of reasonable and customary fees and indemnities to members of the Board of Directors of the Issuer or a Restricted Subsidiary;

          (3)   the payment (and any agreement, plan or arrangement relating thereto) of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to officers and employees of the Issuer or any Restricted Subsidiary;

          (4)   transactions between or among the Issuer and/or the Restricted Subsidiaries;

          (5)   the issuance of Capital Interests (other than Redeemable Capital Interests) of the Issuer otherwise permitted hereunder and the granting of registration and other customary rights in connection therewith;

          (6)   any agreement or arrangement as in effect on the Issue Date and any amendment, extension or modification thereto so long as such amendment, extension or modification is not more disadvantageous to the Holders of the Notes in any material respect;

          (7)   any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged into the Issuer or a Restricted Subsidiary; provided that such agreement was not entered into in contemplation of such acquisition or merger, or any amendment thereto so long as such amendment, extension or modification is not more disadvantageous to the Holders of the Notes in any material respect;

          (8)   transactions in which the Issuer delivers to the Trustee a written opinion from an Independent Financial Advisor to the effect that the transaction is fair, from a financial point of view, to the Issuer and any relevant Restricted Subsidiaries;

          (9)   any contribution of capital to the Issuer;

          (10) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement) to which it is a party as of the Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under, any future amendment to any such existing agreement or any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect to the Holders when taken as a whole as compared to the original agreement in effect on the Issue Date;

          (11) transactions with customers, clients, suppliers or purchasers or sellers of goods or services that do not, directly or indirectly, own Capital Interests in the Issuer and in which the Issuer does not, directly or indirectly, own Capital Interests, in each case, in the ordinary course of business and otherwise in compliance with the terms of the Indenture and which are on terms at least as favorable as might reasonably have been obtained at such time in a comparable arm's length transaction with an unaffiliated party; and

          (12) the Transactions and the payment of all fees and expenses related to the Transactions.

Provision of Financial Information

        Whether or not required by the Commission, so long as any Notes are outstanding, the Issuer will furnish without cost to the Trustee and the Holders of Notes, or file electronically with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval System (or any successor system), within 15 days after the time periods specified in the Commission's rules and regulations:

          (1)   all quarterly and annual reports, including financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Issuer were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by the Issuer's certified independent accountants; and

          (2)   all current reports that would be required to be filed with the Commission on Form 8-K if the Issuer were required to file such reports,

in each case, prepared in a manner that complies in all material respects with the requirements specified in such form.

        Notwithstanding the provisions of the foregoing paragraph,

          (a)   the Issuer may satisfy its obligations to deliver the information and reports referred to in clauses (1) and (2) above by filing the same with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing); and

          (b)   unless required by the rules and regulations of the Commission (as such rules and regulations may be waived by the Commission) following completion of this exchange offer:

              (i)  no certifications or attestations concerning disclosure controls and procedures or internal controls and no certifications or attestations that would otherwise be required pursuant to the Sarbanes-Oxley Act of 2002 will be required at any time when the Issuer would not otherwise be subject to such statute,

             (ii)  nothing contained in the Indenture shall otherwise require the Issuer to comply with the terms of the Sarbanes-Oxley Act of 2002 at any time when it would not otherwise be subject to such statute,

            (iii)  no additional disclosures or financial statements required by Rule 3-10 or Rule 3-16 of Regulation S-X promulgated under the Securities Act shall be required, and

            (iv)  the Issuer shall not be required to comply with the requirements of Rule 3-05 and Article 11 of Regulation S-X with respect to the probable or completed acquisition of any business out of bankruptcy to the extent the Issuer determines, reasonably and in good faith, that such audited and unaudited historical information is not available without unreasonable expense or effort (which determination shall be evidenced by a certificate of the principal financial officer of the Issuer to the Trustee on behalf of the holders), in which case the Issuer shall deliver (A) the financial statements actually received by the Issuer in connection with the acquisition, whether or not audited, together with a pro forma balance sheet and other pro forma information that may reasonably be prepared by the Issuer showing the effect of the acquisition on the Issuer in a manner that is as consistent with the requirements and principles of Article 11 as is reasonably practicable, and (B) any other financial statements or other information delivered to any other holder of Debt or Capital Interests in the Issuer.

In addition, the Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, they will furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

        The Issuer shall maintain a website to which Holders of Notes and prospective Holders of Notes (limited to prospective investors who are "qualified institutional buyers" within the meaning of Rule 144A of the Securities Act or are non-U.S. Persons as defined in Regulation S under the Securities Act, in each case that certify their status to the reasonable satisfaction of the Issuer) and securities analysts and market makers are given access and to which all of the reports and notices required by this "Provision of Financial Information" covenant are posted or shall file such information with the Securities and Exchange Commission.

        So long as any Notes are outstanding, the Issuer will also, within 15 business days after furnishing the Trustee with the annual and quarterly information required pursuant to clause (1) of the first paragraph of this section, hold a conference call to discuss such reports and the results of operations for the relevant reporting period. The website referenced in the preceding paragraph will permit subscription for electronic notices. Through such subscription function, the Issuer will issue or cause to be issued electronic notice to subscribers at least two business days prior to the date of the conference call required to be held pursuant to this paragraph, with such notice to include the time and date set for the conference call and any information necessary to access the call.

        If the Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries, then, to the extent such Unrestricted Subsidiaries constitute in the aggregate in excess of either 5% of the Issuer's Consolidated Net Tangible Assets or 5% of the Issuer's consolidated revenues, the quarterly and annual financial information required by the preceding paragraph shall include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," of the financial condition and results of operations of the Issuer and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Issuer.

Additional Note Guarantees

        After the Issue Date, the Issuer will cause each of the Wholly-Owned Restricted Subsidiaries (other than (x) any Foreign Subsidiary and (y) any Restricted Subsidiary that is prohibited by law from guaranteeing the Notes or that would experience adverse regulatory consequences as a result of providing a guarantee of the Notes (so long as, in the case of this clause (y), such Restricted Subsidiary has not provided a guarantee of any other Debt of the Issuer or any of the Guarantors)) to guarantee the Notes and the Issuer's other obligations under the Indenture within thirty (30) days of becoming a Restricted Subsidiary.

        Each Note Guarantee by a Guarantor will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Guarantee, as it relates to such Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See "Risk Factors—Risks Related to the Notes—A court could deem the issuance of the notes or the guarantees to be a fraudulent conveyance and void all or a portion of the obligations represented by the notes or the guarantees". The Obligations under the Notes, the Note Guarantees and the Indenture and any Permitted Additional Pari Passu Obligations of any Person that is or becomes a Guarantor after the Issue Date will be secured equally and ratably by a Lien in the Collateral granted to the Collateral Agent for the benefit of the Holders of the Notes and the holders of Permitted Additional Pari Passu Obligations. Such Guarantor will within thirty (30) days of becoming such Restricted Subsidiary enter into a joinder agreement to the applicable Security Documents or new Security Documents defining the terms of the security interests that secure payment and performance when due of the Notes and take all actions advisable in the opinion of the Issuer, as set forth in an Officers' Certificate accompanied by an opinion of counsel to the Issuer, to cause the Liens created by the Security Documents to be duly perfected to the extent required by such documents in accordance with all applicable law, including the filing of financing statements in the jurisdictions of incorporation or formation of the Issuer and the

Guarantors. The Issuer shall also deliver an opinion of counsel satisfactory to the Trustee. The Note Guarantees will be released as set forth under "—Guarantees".

Limitation on Creation of Unrestricted Subsidiaries

        The Issuer may designate any Subsidiary of the Issuer to be an "Unrestricted Subsidiary" as provided below, in which event such Subsidiary and each other Person that is a Subsidiary of such Subsidiary will be deemed to be an Unrestricted Subsidiary.

        The Issuer may designate any Subsidiary (including any newly formed or newly acquired Subsidiary) of the Issuer as an Unrestricted Subsidiary under the Indenture (a "Designation") only if:

          (1)   no Default shall be continuing after giving effect to such Designation; and

          (2)   the Issuer would be permitted to make, at the time of such Designation, (i) a Permitted Investment or (ii) an Investment pursuant to the first paragraph of "—Limitations on Restricted Payments" above, in either case, in an amount (the "Designation Amount") equal to the Fair Market Value of the Issuer's proportionate interest in such Subsidiary on such date.

  No Subsidiary shall be Designated as an Unrestricted Subsidiary unless such Subsidiary:

          (1)   to the extent the Debt of the Subsidiary is not Non-Recourse Debt, any guarantee or other credit support thereof by the Issuer or a Restricted Subsidiary is permitted under the covenant described under "—Limitation on Incurrence of Debt";

          (2)   is not party to any agreement, contract, arrangement or understanding that would not be permitted under the covenant described under "—Limitation on Transactions with Affiliates"; and

          (3)   is a Person with respect to which neither the Issuer nor any Restricted Subsidiary has any direct or indirect obligation (a) to subscribe for additional Capital Interests or (b) to maintain or preserve the Person's financial condition or to cause the Person to achieve any specified levels of operating results, unless such obligation is a Permitted Investment or is otherwise permitted under the covenant described under "—Limitation on Restricted Payments".

        If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Debt of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of the date and, if the Debt is not permitted to be incurred under the covenant described under "—Limitation on Incurrence of Debt," or the Lien is not permitted under the covenant described under "—Limitation on Liens," the Issuer shall be in default of the applicable covenant.

        An Unrestricted Subsidiary may be designated as a Restricted Subsidiary if (i) all the Debt of such Unrestricted Subsidiary could be Incurred under the covenant described under "—Certain Covenants—Limitation on Incurrence of Debt" and (ii) all the Liens on the property and assets of such Unrestricted Subsidiary could be incurred pursuant to the covenant described under "—Limitation on Liens".

        All Designations must be evidenced by an Officers' Certificate delivered to the Trustee certifying compliance with the foregoing provisions.

Consolidation, Merger, Conveyance, Transfer or Lease

        The Issuer will not, in any transaction or series of transactions, consolidate with or merge into any other Person (other than a merger of a Restricted Subsidiary into the Issuer in which the Issuer is the continuing Person), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the assets of the Issuer and its Subsidiaries (determined on a consolidated basis), taken as a whole, to any other Person, unless:

            (i)  either: (a) the Issuer shall be the continuing Person or (b) the Person (if other than the Issuer) formed by such consolidation or into which the Issuer is merged, or the Person that acquires, by sale, assignment, conveyance, transfer, lease or other disposition, all or substantially all of the property and assets of the Issuer (such Person, the "Surviving Entity"), (1) shall be a corporation, partnership, limited liability company or similar entity organized and validly existing under the laws of the United States, any political subdivision thereof or any state thereof or the District of Columbia, (2) shall expressly assume, by a supplemental indenture, the due and punctual payment of all amounts due in respect of the principal of (and premium, if any) and interest on all the Notes and the performance of the covenants and obligations of the Issuer under the Indenture and (3) shall expressly assume the due and punctual performance of the covenants and obligations of the Issuer under the Security Documents; provided, however, that if the Surviving Entity is not a corporation, a co-obligor of the Notes is a corporation satisfying such requirements;

           (ii)  immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing or would result therefrom;

          (iii)  in the case of a transaction involving the Issuer, immediately after giving effect to any such transaction or series of transactions on a pro forma basis (including, without limitation, any Debt Incurred or anticipated to be Incurred in connection with or in respect of such transaction or series of transactions) as if such transaction or series of transactions had occurred on the first day of the determination period, the Issuer (or the Surviving Entity if the Issuer is not the continuing Person), (x) could Incur $1.00 of additional Debt (other than Permitted Debt) under the first paragraph of the covenant described under "—Limitation on Incurrence of Debt" or (y) the Consolidated Fixed Charge Coverage Ratio for the Issuer (or the Surviving Entity if the Issuer is not the continuing Person) and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction or series of transactions;

          (iv)  the Issuer delivers, or causes to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger, sale, conveyance, assignment, transfer, lease or other disposition complies with the requirements of the Indenture;

           (v)  the Surviving Entity causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or transferred to the Surviving Entity;

          (vi)  the Collateral owned by or transferred to the Surviving Entity shall (a) continue to constitute Collateral under the Indenture and the Security Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes and (c) not be subject to any Lien other than Permitted Collateral Liens; and

         (vii)  the property and assets of the Person which is merged or consolidated with or into the Surviving Entity, to the extent that they are property or assets of the types which would constitute Collateral under the Security Documents, shall be treated as after-acquired property and the Surviving Entity shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Security Documents in the manner and to the extent required in the Indenture.

        The preceding clause (iii) will not prohibit a merger between the Issuer and an Affiliate incorporated solely for the purpose of converting the Issuer into a corporation organized under the laws of the United States or any political subdivision or state thereof; so long as, the amount of Debt of the Issuer and the Restricted Subsidiaries is not increased thereby, except for Debt incurred in the ordinary course of business to pay fees, expenses and other costs associated with such transaction.

        No Guarantor may sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the Surviving Entity), another Person other than the Issuer or a Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either (a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidated or merger assumes all the obligations of such Guarantor pursuant to a supplemental indenture or (b) the transaction constitutes a sale or other disposition of the Subsidiary Guarantor in accordance with the terms of the Indenture or the sale or disposition of all or substantially all of the assets of the Subsidiary Guarantor otherwise permitted by the Indenture.

        For all purposes of the Indenture and the Notes, Subsidiaries of any Surviving Entity will, upon such transaction or series of transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the Indenture and all Debt, and all Liens on property or assets, of the Surviving Entity and its Subsidiaries that was not Debt, or were not Liens on property or assets, of the Issuer and its Subsidiaries immediately prior to such transaction or series of transactions shall be deemed to have been Incurred upon such transaction or series of transactions.

        Upon any transaction or series of transactions that are of the type described in, and are effected in accordance with, conditions described in the immediately preceding paragraphs, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer or Guarantors, as applicable, under the Indenture with the same effect as if such Surviving Entity had been named as the Issuer or Guarantors therein, as applicable; and when a Surviving Entity duly assumes all of the obligations and covenants of the Issuer or Guarantors, as applicable, pursuant to the Indenture and the Notes, except in the case of a lease, the predecessor Person shall be relieved of all such obligations.

        There is no precise established definition of the phrase "substantially all" under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve "all or substantially all" of the property or assets of a Person.

Limitation on Business Activities

        The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Events of Default

        Each of the following is an "Event of Default" under the Indenture:

          (1)   default in the payment in respect of the principal of (or premium, if any, on) any Note at its maturity (whether at Stated Maturity or upon repurchase, acceleration, optional redemption, required repurchase or otherwise);

          (2)   default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

          (3)   the Issuer fails to accept and pay for Notes tendered when and as required pursuant to a Change of Control Offer as described under the caption "—Change of Control";

          (4)   except as permitted by the Indenture, (i) any Note Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary), shall for any reason cease to be, in full force and effect and enforceable in accordance with its terms (except as specifically provided in the Indenture) for a period of 30 days after written notice thereof by the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes or (ii) the Note Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) shall for any reason be asserted by any of the Guarantors or the Issuer not to be in full force and effect and enforceable in accordance with its terms;

          (5)   default in the performance, or breach, of (i) any covenant or agreement of the Issuer or any Guarantor in the Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (1), (2), (3) or (4) above), and continuance of such default or breach for a period of 60 days after written notice thereof has been given to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (6)   a default or defaults under any bonds, debentures, notes or other evidences of Debt (other than the Notes) by the Issuer or any Restricted Subsidiary (other than Debt owed to the Issuer or a Restricted Subsidiary) having, individually or in the aggregate, a principal or similar amount outstanding of at least $10.0 million, whether such Debt now exists or shall hereafter be created, which default or defaults shall have resulted in the acceleration of the maturity of such Debt prior to its express maturity or shall constitute a failure to pay at least $10.0 million of principal amount of such Debt when due and payable after the expiration of any applicable grace period with respect thereto;

          (7)   the entry against the Issuer or any Restricted Subsidiary that is a Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary) of a final judgment or final judgments for the payment of money in an aggregate amount in excess of $10.0 million and not covered by insurance (not disputed), by a court or courts of competent jurisdiction, which judgments remain undischarged, unwaived, unstayed, unbonded or unsatisfied for a period of 60 consecutive days;

          (8)   certain events in bankruptcy, insolvency or reorganization affecting the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary); or

          (9)   (x) with respect to a material portion of the Collateral, individually or in the aggregate, (a) any default or breach by the Issuer or any Guarantor in the performance of its obligations under the Security Documents or the Indenture which adversely affects the condition or value of such Collateral or the enforceability, validity, perfection or priority of the Liens in such Collateral, in each case taken as a whole, in any material respect, and continuance of such default or breach for a period of 60 days after written notice thereof by the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes, or (b) any security interest created under the Security Documents or under the Indenture is declared invalid or unenforceable by a court of competent jurisdiction or (y) the Issuer or any of the Guarantors asserts, in any pleading in any court of competent jurisdiction, that any security interest in any Collateral is invalid or unenforceable.

        If an Event of Default (other than an Event of Default specified in clause (8) above with respect to the Issuer) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may declare the principal of the Notes and any accrued interest on the Notes to be due and payable immediately by a notice in writing to the Issuer (and to the Trustee if given by Holders); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the Notes, have been cured or waived as provided in the Indenture.

        In the event of a declaration of acceleration of the Notes solely because an Event of Default described in clause (6) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Issuer or a Restricted Subsidiary or waived by the holders of the relevant Debt within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the Trustee for the payment of amounts due on the Notes.

        If an Event of Default specified in clause (8) above occurs with respect to the Issuer, the principal of and any accrued interest on the Notes then outstanding shall ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. For further information as to waiver of defaults, see "—Amendment, Supplement and Waiver". The Trustee may withhold from Holders notice of any Default (except Default in payment of principal of, premium, if any, and interest) if the Trustee determines that withholding notice is in the interests of the Holders to do so.

        No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request to the Trustee, and provided indemnity reasonably satisfactory to the Trustee, to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Such limitations do not apply, however, to a suit instituted by a Holder of a Note directly (as opposed to through the Trustee) for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

        The Issuer will be required to furnish to the Trustee annually a statement as to the performance of certain obligations under the Indenture and as to any default in such performance. The Issuer also is required to notify the Trustee if it becomes aware of the occurrence of any Default or Event of Default.

Amendment, Supplement and Waiver

        Without the consent of any Holders, the Issuer, the Guarantors, the Trustee and the Collateral Agent, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture, the Guarantees and the Security Documents for any of the following purposes:

          (1)   to evidence the succession of another Person to the Issuer or any of the Guarantors and the assumption by any such successor of the covenants of the Issuer or such Guarantor in the Indenture, the Guarantees and the Security Documents and in the Notes;

          (2)   to add to the covenants of the Issuer for the benefit of the Holders, or to surrender any right or power herein conferred upon the Issuer;

          (3)   to add additional Events of Default;

          (4)   to provide for uncertificated Notes in addition to or in place of certificated Notes;

          (5)   to evidence and provide for the acceptance of appointment under the Indenture and the Security Documents by a successor Trustee or Collateral Agent;

          (6)   to provide for or confirm the issuance of Additional Notes in accordance with the terms of the Indenture;

          (7)   to add to the Collateral securing the Notes, to add a Guarantor or to release a Guarantor and Collateral in accordance with the Indenture;

          (8)   to cure any ambiguity, defect, omission, mistake, error or inconsistency;

          (9)   to make any change or other provisions with respect to matters or questions arising under the Indenture; provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect, as determined in good faith by the Board of Directors of the Issuer;

          (10) to conform any provision of the Indenture, the Security Documents or the Notes to any provision of this "Description of Notes";

          (11) to mortgage, pledge, hypothecate or grant any other Lien in favor of the Collateral Agent for the benefit of the Trustee on behalf of the Holders of the Notes, as additional security for the payment and performance of all or any portion of the Obligations under the Indenture, the Notes and the Security Documents, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a Lien is required to be granted to or for the benefit of the Trustee or the Collateral Agent pursuant to the Indenture, any of the Security Documents or otherwise;

          (12) to provide for the release of Collateral from the Lien of the Indenture and the Security Documents or subordinate to such Lien when permitted or required by the Security Documents or the Indenture or to otherwise amend any Security Document with respect to the ABL Collateral in a manner consistent with any corresponding amendment to the Security Documents governing the ABL Collateral so long as such amendment does not result in a release of Collateral not otherwise permitted by the Security Documents or the Indenture;

          (13) to enter into or amend the Intercreditor Agreement and/or the Security Documents (or supplement the Intercreditor Agreement and/or Security Documents) under circumstances provided therein including (x) if the Issuer incurs Credit Facility Obligations and/or Permitted Additional Pari Passu Obligations and (y) in connection with the refinancing of the Credit Facility Obligation and to secure any Permitted Additional Pari Passu Obligations under the Security Documents and to appropriately include any of the foregoing in the Intercreditor Agreement and Security Documents;

          (14) at the Issuer's election, to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act, if such qualification is required;

          (15) to make such provisions as necessary (as determined in good faith by the Issuer) for the issuance of Additional Notes;

          (16) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including to facilitate the issuance and administration of Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not adversely affect the rights of Holders to transfer Notes in any material respect; and

          (17) to secure any Permitted Additional Pari Passu Obligations to the extent permitted under the Indenture and the Security Documents.

        With the consent of (i) the Holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Issuer, the Guarantors and the Trustee may enter into an indenture or indentures supplemental to the Indenture (together with the other consents required thereby) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or the Notes or of modifying in any manner the rights of the Holders of the Notes under the Indenture, including the definitions therein and (ii) the holders of not less than a majority in aggregate principal amount of the outstanding Notes and the Permitted Additional Pari Passu Obligations, voting as one class, the Issuer, the Guarantors, the Trustee and the Collateral Agent may amend or otherwise modify in any manner the Security Documents or the obligations thereunder, including, without limitation, as to property that constitutes less than all or substantially all of the Collateral, release the Lien on such collateral; provided, however, that no such supplemental indenture, modification or amendment shall, without the consent of the Holder of each outstanding Note affected thereby:

          (1)   change the Stated Maturity of any Note or of any installment of interest on any Note, or reduce the amount payable in respect of the principal thereof or the rate of interest thereon or any premium payable thereon, or reduce the amount that would be due and payable on acceleration of the maturity thereof, or change the place of payment where, or the coin or currency in which, any Note or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor,

          (2)   reduce the percentage in aggregate principal amount of the outstanding Notes, the consent of whose Holders is required for any such supplemental indenture or amendment, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture,

          (3)   modify the obligations of the Issuer to make Offers to Purchase upon a Change of Control or from the Excess Proceeds of Asset Sales or Excess Proceeds from an Event of Loss if such modification was done after the occurrence of such Change of Control or after the obligation to make an Asset Sale Offer has arisen, as applicable; provided that prior to the occurrence of a Change of Control or Asset Sale, the Holders of a majority in aggregate principal amount of the Notes then outstanding may waive the requirement to make or complete an Offer to Purchase or Asset Sale Offer,

          (4)   subordinate, in right of payment, the Notes to any other Debt of the Issuer,

          (5)   modify any of the provisions of this paragraph or provisions relating to waivers of past payment defaults or the rights of Holders of Notes to receive payments of principal or premium, if any, on the Notes, except to increase any such percentage required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Note affected thereby, or

          (6)   release any Guarantees of any Subsidiaries that constitute (individually or in the aggregate) in excess of either 5% of the Issuer's Consolidated Net Tangible Assets or 5% of the Issuer's consolidated revenues required to be maintained under the Indenture (other than in accordance with the terms of the Indenture).

        In addition, any amendment to, or waiver of, the provisions of the Indenture or any Security Document that has the effect of releasing all or substantially all of the Collateral from the Liens securing the Notes other than in accordance with the Indenture and the Security Documents or modifying the Intercreditor Agreement in any manner adverse in any material respect to the Holders of the Notes will require the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes (including, for the avoidance of doubt, Additional Notes) then outstanding, voting as one class.

        The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past default under the Indenture and its consequences, except a default:

          (1)   in any payment in respect of the principal of (or premium, if any) or interest on any Notes (including any Note which is required to have been purchased pursuant to an Offer to Purchase which has been made by the Issuer), or

          (2)   in respect of a covenant or provision hereof which under the Indenture cannot be modified or amended without the consent of the Holder of each outstanding Note affected.

Satisfaction and Discharge of the Indenture; Defeasance

        The Issuer and the Guarantors may terminate the obligations under the Indenture and the Security Documents (a "Discharge") when:

          (1)   either: (A) all Notes theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable or (ii) will become due and payable within one year or are to be called for redemption within one year under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on the Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest to the Stated Maturity or date of redemption;

          (2)   the Issuer has paid or caused to be paid all other sums then due and payable under the Indenture by the Issuer;

          (3)   the deposit will not result in a breach or violation of, or constitute a default under, any other material instrument (other than the Indenture) to which the Issuer or any of the Guarantors is a party or by which the Issuer or any of the Guarantors is bound;

          (4)   the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be; and

          (5)   the Issuer has delivered to the Trustee an Officers' Certificate and an opinion of counsel reasonably acceptable to the Trustee, each stating that all conditions precedent under the Indenture relating to the Discharge and any redemption, if applicable, have been complied with.

        The Issuer may elect, at its option, to have its obligations discharged with respect to the outstanding Notes ("legal defeasance"). Such defeasance means that the Issuer will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

          (1)   the rights of Holders of such Notes to receive payments in respect of the principal of and any premium and interest on such Notes when payments are due,

          (2)   the Issuer's obligations with respect to such Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,

          (3)   the rights, powers, trusts, duties and immunities of the Trustee,

          (4)   the Issuer's right of optional redemption, and

          (5)   the defeasance provisions of the Indenture.

        In addition, the Issuer and the Guarantors may elect, at their option, to have their obligations released with respect to the Guarantees and the Security Documents and certain covenants, including, without limitation, the obligation to make Offers to Purchase in connection with Asset Sales and any Change of Control, in the Indenture ("covenant defeasance") and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including nonpayment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes:

          (1)   the Issuer must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the Holders of such Notes: (A) money in an amount, or (B) U.S. government obligations, which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire indebtedness in respect of the principal of and premium, if any, and interest on such Notes on the Stated Maturity thereof or (if the Issuer has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Issuer) the redemption date thereof, as the case may be, in accordance with the terms of the Indenture and such Notes;

          (2)   in the case of legal defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel stating that (A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable United States federal income tax law, in either case (A) or (B) to the effect that, and based thereon such opinion shall confirm that, the Holders of such Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to such Notes and will be subject to United States federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur;

          (3)   in the case of covenant defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel to the effect that the Holders of such outstanding Notes will not recognize gain or loss for United States federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to such Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;

          (4)   no Default or Event of Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

          (5)   such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (other than the Indenture) to which either Issuer is a party or by which either Issuer is bound; and

          (6)   the Issuer shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent with respect to such legal defeasance or covenant defeasance have been complied with.

        In connection with a Discharge, in the event the Issuer becomes insolvent within the applicable preference period after the date of deposit, monies held for the payment of the Notes may be part of the bankruptcy estate of the Issuer, disbursement of such monies may be subject to the automatic stay of the bankruptcy code and monies disbursed to Holders may be subject to disgorgement in favor of the Issuer's estate. Similar results may apply upon the insolvency of the Issuer during the applicable preference period following the deposit of monies in connection with legal defeasance.

        Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to a legal defeasance need not to be delivered if all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, or (y) will become due and payable at Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

The Trustee

        U.S. Bank National Association, the Trustee under the Indenture, will be the initial paying agent and registrar for the Notes and the Notes Collateral Agent under the Security Documents. Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by the Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs. Subject to such provisions, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the Holders pursuant to the Indenture, unless such Holders shall have provided to the Trustee security or indemnity reasonably satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

        The Indenture provides that neither the Trustee nor the Collateral Agent shall be responsible for the existence, genuineness, value or protection of any Collateral (except for the safe custody of Collateral in its possession), for the legality, effectiveness or sufficiency of any Security Document, or for the creation, perfection, priority, sufficiency or protection of any Lien in the Collateral.

No Personal Liability of Stockholders, Partners, Officers or Directors

        No director, officer, employee, stockholder, general or limited partner or incorporator, past, present or future, of the Issuer or any of its Subsidiaries, as such or in such capacity, shall have any personal liability for any obligations of the Issuer under the Notes, any Note Guarantee or the Indenture by reason of his, her or its status as such director, officer, employee, stockholder, general or limited partner or incorporator. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

Governing Law

        The Indenture, the Notes, the Intercreditor Agreement and the Security Agreement are governed by, and will be construed in accordance with, the laws of the State of New York.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any capitalized term used herein for which no definition is provided.

        "ABL Collateral" means the portion of the Collateral as to which the Notes and the Note Guarantees have a second-priority security interest subject to certain Permitted Collateral Liens as described under "Security—ABL Collateral".

        "ABL Credit Agreement" means that certain Credit Agreement, dated November 29, 2010, and as amended and restated by that certain Amended and Restated Credit Agreement to be dated on or about the Issue Date, by and among the Issuer and certain of its Subsidiaries, as Borrowers, Wells Fargo Capital Finance, LLC, as the Agent, and the lenders signatory thereto, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemented, restated, refinanced, refunded or replaced in whole or in part from time to time including by or pursuant to any agreement or instrument that extends the maturity of any Debt thereunder, or increases the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under the definition of the term "Permitted Debt"), or adds Subsidiaries of the Issuer as additional borrowers or guarantors thereunder, in each case with respect to such agreement or any successor or replacement agreement and whether by the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "ABL Credit Agreement Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of the Issuer and its Restricted Subsidiaries parties thereto, arising under the ABL Credit Agreement or otherwise with respect to any loan or letter of credit thereunder or any related Hedging Obligation, Bank Product obligation or cash management obligation that is secured thereby, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Issuer or any Restricted Subsidiary of any proceeding under applicable bankruptcy, insolvency, conservatorship, assignment for the benefit of creditors, moratorium, receivership, reorganization or similar debtor relief laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

        "ABL Priority Leverage Ratio" means, as of any date of determination (the "Determination Date"), the ratio of (a) the aggregate amount of all Debt secured by first priority Liens on the ABL Collateral of the Issuer and the Restricted Subsidiaries on the Determination Date to (b) the aggregate amount of Consolidated EBITDA for the Four-Quarter Period. For purposes of this definition, Debt and

Consolidated EBITDA shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (a)   the Incurrence of any Debt of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Debt occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Determination Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

          (b)   any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Debt and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis in accordance with Regulation S-X under the Exchange Act associated with any such Asset Acquisition or Asset Sale)) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Determination Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Debt or Acquired Debt) occurred on the first day of the Four-Quarter Period;

provided that no pro forma effect shall be given to the incurrence of any Permitted Debt Incurred on such date of determination or the discharge on such date of determination of any Debt from the proceeds of any such Permitted Debt; provided, further, that for purposes of calculating Debt for the ABL Priority Leverage Ratio, the aggregate outstanding amount under the ABL Credit Agreement shall be based on the average daily outstanding principal balance under such facility during the applicable Four-Quarter Period.

        "Acquired Debt" means Debt of a Person (including an Unrestricted Subsidiary) existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with the acquisition of assets from such Person.

        "Additional Interest" means all amounts, if any, payable pursuant to the provisions relating to additional interest under the registration rights agreements prior to consummation of this exchange offer.

        "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings that correspond to the foregoing.

        "Applicable Premium" means, as calculated by the Issuer, with respect to any Note on any applicable redemption date, the greater of:

          (1)   1.00% of the then outstanding principal amount of the Note; and

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the redemption price of the Note at June 1, 2016 (such redemption price being set forth in the table appearing above under "—Optional Redemption") plus (ii) all required interest payments due on the Note through June 1, 2016 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the then outstanding principal amount of the Note.

        "Asset Acquisition" means:

          (a)   an Investment by the Issuer or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into the Issuer or any Restricted Subsidiary; or

          (b)   the acquisition by the Issuer or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

        "Asset Sale" means (x) any transfer, conveyance, sale, lease or other disposition (including, without limitation, dispositions pursuant to any consolidation or merger) by the Issuer or any Restricted Subsidiary to any Person (other than to the Issuer or one or more Restricted Subsidiaries) in any single transaction or series of transactions of (i) Capital Interests in another Person (other than Capital Interests in the Issuer or directors' qualifying shares or shares or interests required to be held by foreign nationals pursuant to local law); or (ii) any other property or assets (other than in the normal course of business, including any sale or other disposition of obsolete or permanently retired equipment and any sale of inventory in the ordinary course of business) or (y) an Event of Loss; provided, however, that the term "Asset Sale" shall exclude:

          (a)   any asset disposition permitted by the provisions described under "—Consolidation, Merger, Conveyance, Lease or Transfer" that constitutes a disposition of all or substantially all of the assets of the Issuer and the Restricted Subsidiaries taken as a whole;

          (b)   any single transaction or series of related transactions that involve the sale of assets or sale of Capital Interests of a Restricted Subsidiary having a Fair Market Value of less than $2.5 million;

          (c)   sales or other dispositions of cash or Eligible Cash Equivalents;

          (d)   sales of interests in Unrestricted Subsidiaries;

          (e)   the sale and leaseback of any assets within 180 days of the acquisition thereof;

          (f)    the disposition of assets that, in the good faith judgment of the Board of Directors or management of the Issuer, are no longer used or useful in the business of such entity;

          (g)   a Restricted Payment or Permitted Investment that is otherwise permitted by the Indenture;

          (h)   the sale or lease of equipment or inventory in the ordinary course of business;

          (i)    the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

          (j)    leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Issuer or any of the Restricted Subsidiaries and otherwise in accordance with the provisions of the Indenture;

          (k)   dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business;

          (l)    licensing of intellectual property in accordance with industry practice in the ordinary course of business;

          (m)  an issuance of Capital Interests by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary;

          (n)   any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind in the ordinary course of business;

          (o)   the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

          (p)   the grant in the ordinary course of business of any license of patents, trademarks, know-how and any other intellectual property; or

          (q)   sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements or similar binding arrangements.

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Average Life" means, as of any date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment (including any sinking fund or mandatory redemption payment requirements) of such Debt multiplied by (y) the amount of such principal payment by (ii) the sum of all such principal payments.

        "Bank Collateral Agent" means Wells Fargo Capital Finance, LLC and any successor under the ABL Credit Agreement, or if there is no ABL Credit Agreement, the "Bank Collateral Agent" designated pursuant to the terms of the Credit Facility Obligations.

        "Bank Lender" means any lender or holder of Debt under the ABL Credit Agreement.

        "Bank Product" means any services or facilities provided to the Issuer or any Guarantor by the Bank Collateral Agent, any Bank Lender, or any of their respective Affiliates including, without limitation, Hedging Obligations.

        "Board of Directors" means (i) with respect to the Issuer or any Restricted Subsidiary, its board of directors or, other than for purposes of the definition of "Change of Control," any duly authorized committee thereof; (ii) with respect to any other corporation, the board of directors of such corporation or any duly authorized committee thereof; and (iii) with respect to any other entity, the board of directors or similar body of the general partner or managers of such entity or any duly authorized committee thereof.

        "Borrowing Base" means, as of any date of determination, the result of (a) 85% of the face amount of all accounts receivable owned by the Issuer and its Restricted Subsidiaries based on the most recently prepared consolidated balance sheet of the Issuer and its Restricted Subsidiaries preceding such date that were not more than 60 days past due; plus (b) 85% of the appraised net orderly liquidation value of Vehicles owned by the Issuer and its Restricted Subsidiaries; plus (c) 85% of the hard costs of new Vehicles, in the case of clauses (b) and (c), as of the end of the most recent fiscal quarter preceding such date.

        "Capital Interests" in any Person means any and all shares, interests (including preferred interests, restricted stock interests and stock options, warrants and other convertible instruments), participations or other equivalents in the equity interest (however designated) in such Person and any rights (other than Debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

        "Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP;

and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "—Certain Covenants—Limitation on Liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

        "Change of Control" means the occurrence of any of the following events:

          (a)   the acquisition by any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, that is or becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (a) such person or group or Permitted Holder shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire by conversion or exercise of other securities, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the Voting Interests in the Issuer;

          (b)   following the Issue Date, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Issuer (together with any new directors whose election by the Board of Directors or whose nomination for election by the equity holders of the Issuer was approved either (x) by a vote of a majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or (y) by the Permitted Holders) cease for any reason to constitute a majority of the Issuer's Board of Directors then in office; or

          (c)   the Issuer sells, conveys, transfers or leases (either in one transaction or a series of related transactions) all or substantially all of the Issuer's assets (determined on a consolidated basis) to any Person (other than a Person that is controlled by any of the Permitted Holders), or the Issuer consolidates with or merges into another Person or any Person consolidates with or merges into the Issuer other than pursuant to a transaction in which the holders of the Voting Interests in the Issuer immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Interests of the surviving corporation immediately after such transaction in substantially the same proportion as before the transaction.

        "Code" means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

        "Collateral" means all of the assets of the Issuer and the Guarantors, whether real, personal or mixed, with respect to which a Lien is granted (or purported to be granted) as security for any Obligations pursuant to the Notes and the Note Guarantees and any Permitted Additional Pari Passu Obligations (including proceeds and products thereof).

        "Commission" means the Securities and Exchange Commission.

        "Consolidated EBITDA" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, the following, other than with respect to clause (9), to the extent deducted in computing such Consolidated Net Income:

          (1)   Consolidated Income Tax Expense (other than income tax expense (either positive or negative) attributable to extraordinary gains or losses); plus

          (2)   the Consolidated Interest Expense of such Person and the Restricted Subsidiaries for such period; plus

          (3)   the aggregate depreciation, amortization (including amortization of goodwill and other intangibles) and other Consolidated Non-cash Charges, including straight line rent expense and pension expense, to the extent non-cash; plus

          (4)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, disposition of any securities by such Person or any of its Restricted Subsidiaries or extinguishment of any Debt of such Person or any of its Restricted Subsidiaries; plus

          (5)   the Consolidated Fixed Charges of such Person and its Restricted Subsidiaries for such period; plus

          (6)   claims costs, claims management expenses and adjustments to reserves under workers' compensation, trucker's liabilities and general liability insurance for claims related to events occurring on or prior to July 27, 2009; plus

          (7)   pension partial or full withdrawal expense in connection with the Western Conference of Teamsters Pension Trust for such period, to the extent that such expenses were deducted in computing such Consolidated Net Income; plus

          (8)   severance and like expenses accrued under any employment or consulting agreement in effect on the Issue Date to the extent expensed, determined on a consolidated basis with GAAP; plus

          (9)   the amount of cost savings, operational improvements and other synergies projected by the Issuer in good faith to be realized as a result of actions taken or expected to be taken (including, without limitation, actions taken or expected to be taken in connection with Asset Sales, Asset Acquisitions, investments and discontinued operations for which pro forma adjustments are required in connection with the calculation of any ratio contained herein) during such period (calculated on a pro forma basis as though such cost savings, operational improvements and other synergies had been realized on the first day of such period), but not including the amount of actual benefits realized during such period from such actions; provided that (w) such cost savings, operational improvements and other synergies are reasonably identifiable and factually supportable, (x) such cost savings, operational improvements and other synergies are expected to be realized within 12 months of the date thereof in connection with such actions, (y) the aggregate amount of cost savings, operational improvements and other synergies added pursuant to this clause (9) shall not exceed 10.0% of Consolidated EBITDA on a consolidated basis for the Issuer's and its Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of determination (calculated excluding such cost savings, operational improvements and other synergies), for any four consecutive quarter period (provided that this subclause (y) shall not apply to the acquisition of any business out of bankruptcy) and (z) such cost savings, operational improvements and other synergies are set forth in an Officers' Certificate certifying that such cost savings, operational improvements and other synergies comply with the requirements of this clause (9); plus

          (10) fees and costs (including transaction fees, attorneys' fees and other professional costs) incurred in connection with the Transactions.

        "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person, the ratio of the aggregate amount of Consolidated EBITDA of such Person for the four full fiscal quarters, treated as one period, for which financial information in respect thereof is available immediately preceding the date of the transaction (the "Transaction Date") giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (such four full fiscal quarter period being referred to herein as the "Four-Quarter Period") to the aggregate amount of Consolidated Fixed Charges of such Person for the Four-Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect, on a pro forma basis for the period of such calculation, to any Asset Sales or Asset Acquisitions, investments and discontinued operations (as determined in accordance with GAAP) and designations of any Restricted Subsidiary to be an Unrestricted Subsidiary or any Unrestricted Subsidiary to be a Restricted Subsidiary occurring during the Four-Quarter Period or any time subsequent to the last day of the Four-Quarter Period and on or prior to the Transaction Date, as if such Asset Sale (including any associated repayment of Debt) or Asset Acquisition (including the incurrence or assumption of any associated Acquired Debt), investment, disposed operation or designation occurred on the first day of the Four-Quarter Period.

        The Consolidated Fixed Charge Coverage Ratio shall be calculated on a pro forma basis as if any such Debt being Incurred (including any other Debt being Incurred contemporaneously), and any other Debt Incurred since the beginning of the Four-Quarter Period, had been Incurred and the proceeds thereof had been applied at the beginning of the Four-Quarter Period, and any other Debt repaid since the beginning of the Four-Quarter Period had been repaid at the beginning of the Four-Quarter Period; provided that for purposes of calculating the Consolidated Fixed Charge Coverage Ratio, the aggregate outstanding amount under the ABL Credit Agreement shall be based on the average daily outstanding principal balance under such facility during the applicable Four-Quarter Period. Furthermore, interest on Debt determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Hedging Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of these agreements.

        If such Person or any of its Restricted Subsidiaries directly or indirectly Guarantees Debt of a third Person, the above clause shall give effect to the incurrence of such Guaranteed Debt as if such Person or such Subsidiary had directly incurred or otherwise assumed such Guaranteed Debt.

        "Consolidated Fixed Charges" means, with respect to any Person for any period, the sum of, without duplication, the amounts for such period of:

            (i)  Consolidated Interest Expense; and

           (ii)  the product of (a) all dividends and other distributions paid or accrued (other than dividends or other distributions paid or accruing in Qualified Capital Interests) during such period in respect of Redeemable Capital Interests of such Person and its Restricted Subsidiaries, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal.

        "Consolidated Income Tax Expense" means, with respect to any Person for any period, the provision for federal, state, local and foreign income taxes and state franchise taxes of such Person and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

        "Consolidated Interest Expense" means, with respect to any Person for any period, without duplication, the sum of:

            (i)  the interest expense of such Person and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation:

            (a)   any amortization of debt discount;

            (b)   the net cost under non-speculative Hedging Obligations (including any amortization of discounts);

            (c)   the interest portion of any deferred payment obligation;

            (d)   all commissions, discounts and other fees and charges owed with respect to letters of credit, bankers' acceptance financing or similar activities; and

            (e)   all accrued interest; plus

           (ii)  the interest component of Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and the Restricted Subsidiaries during such period determined on a consolidated basis in accordance with GAAP; plus

          (iii)  the interest expense on any Debt guaranteed by such Person and the Restricted Subsidiaries; plus

          (iv)  all capitalized interest of such Person and the Restricted Subsidiaries for such period;

provided, however, that Consolidated Interest Expense will exclude the amortization or write-off of debt issuance costs and deferred financing fees, commissions, fees and expenses.

        "Consolidated Net Income" means, with respect to any Person, for any period, the consolidated net income (or loss) of such Person and the Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income, by excluding, without duplication:

            (i)  all extraordinary gains or losses (net of fees and expenses relating to the transaction giving rise thereto), income, expenses or charges;

           (ii)  the portion of net income of such Person and the Restricted Subsidiaries allocable to noncontrolling interest in unconsolidated Persons or Investments in Unrestricted Subsidiaries to the extent that cash dividends or distributions have not or could not have actually been received by such Person or one of the Restricted Subsidiaries;

          (iii)  gains or losses in respect of any Asset Sales after the Issue Date by such Person or one of the Restricted Subsidiaries (net of fees and expenses relating to the transaction giving rise thereto), on an after-tax basis;

          (iv)  solely for purposes of determining the amount available for Restricted Payments under clause (c) of the first paragraph of "—Certain Covenants—Limitation on Restricted Payments," the net income of any Restricted Subsidiary (other than a Guarantor) or such Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or its stockholders;

           (v)  any fees and expenses, including deferred finance costs, paid in connection with the issuance of the Notes, documentation and establishment of the ABL Credit Agreement and consummation of the Transactions;

          (vi)  non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary; and

         (vii)  any gain or loss realized as a result of the cumulative effect of a change in accounting principles.

        "Consolidated Non-cash Charges" means, with respect to any Person for any period, the aggregate non-cash charges and expenses of such Person and the Restricted Subsidiaries reducing Consolidated Net Income of such Person and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding depreciation and amortization and excluding any such charges constituting an extraordinary item or loss or any charge which requires an accrual of or a reserve for cash charges for any future period and including any non-cash charges relating to abandonment of assets or reserves related thereto).

        "Consolidated Senior Secured Leverage Ratio" means, as of any date of determination (the "Determination Date"), the ratio of (a) the aggregate amount of all Debt for borrowed money secured by Liens of the Issuer and the Restricted Subsidiaries on the Determination Date to (b) the aggregate amount of Consolidated EBITDA for the Four-Quarter Period. For purposes of this definition, Debt and Consolidated EBITDA shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

          (a)   the Incurrence of any Debt of the Issuer or any Restricted Subsidiary (and the application of the proceeds thereof) and any repayment of other Debt occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Determination Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four-Quarter Period; and

          (b)   any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Issuer or any Restricted Subsidiary (including any Person who becomes a Restricted Subsidiary as a result of such Asset Acquisition) incurring Acquired Debt and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis in accordance with Regulation S-X under the Exchange Act associated with any such Asset Acquisition or Asset Sale)) occurring during the Four-Quarter Period or at any time subsequent to the last day of the Four-Quarter Period and on or prior to the Determination Date, as if such Asset Sale or Asset Acquisition (including the incurrence of, or assumption or liability for, any such Debt or Acquired Debt) occurred on the first day of the Four-Quarter Period;

provided that no pro forma effect shall be given to the incurrence of any Permitted Debt Incurred on such date of determination or the discharge on such date of determination of any Debt from the proceeds of any such Permitted Debt; provided, further, that for purposes of calculating Debt for the Consolidated Senior Secured Leverage Ratio, the aggregate outstanding amount under the ABL Credit Agreement shall be based on the average daily outstanding principal balance under such facility during the applicable Four-Quarter Period.

        "Credit Facility" means one or more debt facilities, including the ABL Credit Agreement or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other indebtedness, including any notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as, as amended, extended, renewed, restated, supplemented, replaced (whether or not upon termination and whether with the original lenders, institutional investors or otherwise), refinanced (including through the issuance of debt securities), restructured or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Debt incurred to refinance, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Facility or Facilities or a successor Credit Facility, whether by the same or any other agent, lender or group of lenders (or institutional investors).

        "Credit Facility Loan Documents" has the meaning set forth in the Intercreditor Agreement.

        "Credit Facility Obligations" means the "Liabilities" or any comparable term as that term is defined in any Credit Facility (including the ABL Credit Agreement) (including, in each case, all amounts accruing on or after the commencement of any insolvency proceeding relating to any Grantor and all amounts that would have accrued or become due under the terms of the Credit Facility Loan Documents (as defined in the Intercreditor Agreement) but for the effect of the insolvency proceeding and irrespective of whether a claim for all or any portion of such amounts is allowable or allowed in such insolvency proceeding).

        "Debt" means at any time (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person, or non-recourse, the following, if and to the extent the following items (other than clauses (iii), (vi), (vii), and (viii) below) would appear as liabilities on a balance sheet of such Person prepared in accordance with GAAP: (i) all indebtedness of such Person for money borrowed or for the deferred purchase price of property which is due and payable in accordance with the agreement governing such purchase and which is not paid on the date due and payable (excluding any trade payables, trade accounts payable or other current liabilities incurred in the ordinary course of business, accrued expenses and any obligations to pay a contingent purchase price as long as such obligation remains contingent); (ii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments; (iii) all obligations of such Person for the reimbursement of any obligor on any letters of credit (other than letters of credit that are secured by cash or Eligible Cash Equivalents), bankers' acceptances or similar facilities (other than obligations with respect to letters of credit, banker's acceptances or similar facilities securing obligations (other than obligations described under clause (i) and (ii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit and banker's acceptances or similar facilities are not drawn upon, or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following payment on the letter of credit, banker's acceptance or similar facility); (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property or assets acquired by such Person which is due and payable in accordance with the agreement governing such purchase and which is not paid on the date due and payable (excluding trade accounts payable arising in the ordinary course of business, deemed expenses and excluding any obligations to pay a contingent purchase price as long as such obligation remains contingent, subject to the penultimate paragraph of this definition); (v) all Capital Lease Obligations of such Person (but excluding obligations under operating leases); (vi) the maximum fixed redemption or repurchase price of Redeemable Capital Interests in such Person at the time of determination (but excluding any accrued dividends); (vii) net Obligations under any Hedging Obligations of such Person at the time of determination; and (viii) all obligations of the types referred to in clauses (i) through (vii) of this definition of another Person and all dividends and other distributions of another Person, the payment of which, in either case, (A) such Person has Guaranteed or (B) is secured by any Lien upon the property or other assets of such Person, even though such Person has not assumed or become liable for the payment of such Debt, dividends or other distributions. For purposes of the foregoing: (a) the maximum fixed repurchase price of any Redeemable Capital Interests that do not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Interests as if such Redeemable Capital Interests were repurchased on any date on which Debt shall be required to be determined pursuant to the Indenture; provided, however, that, if such Redeemable Capital Interests are not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Capital Interests; (b) the amount outstanding at any time of any Debt issued with original issue discount is the principal amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt at such time as determined in conformity with GAAP, but such Debt shall be deemed Incurred only as of the date of original issuance thereof; (c) the amount of any Debt described in clause (viii) (A) above shall be the maximum liability under any such Guarantee; (d) the amount of any Debt described in clause (viii)(B) above shall be the lesser of (I) the maximum amount of the obligations so secured and (II) the Fair Market Value of such property or other assets; and (e) interest, fees, premium, and expenses and additional payments, if any, will not constitute Debt.

        Notwithstanding the foregoing, in connection with the purchase by the Issuer or any Restricted Subsidiary of any business, the term "Debt" will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment is otherwise contingent; provided, however, that such amount would not be required to be reflected as a liability on the face of a balance sheet prepared in accordance with GAAP.

        The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above; provided, however, that in the case of Debt sold at a discount, the amount of such Debt at any time will be the accreted value thereof at such time.

        "Default" means any event that is, or after notice or passage of time, or both, would be, an Event of Default.

        "Discharge of Credit Facility Obligations" means, except to the extent in connection with a refinancing in accordance with the Intercreditor Agreement: (a) all Credit Facility Obligations (other than contingent indemnification obligations for which no underlying claim has been asserted) have been paid, performed or discharged in full (with all such Credit Facility Obligations consisting of monetary or payment obligations having been paid in full in cash); (b) no person has any further right to obtain any loans, letters of credit, bankers' acceptances, or other extensions of credit under the documents relating to such Credit Facility Obligations and the termination or expiration of all commitments, if any, to extend credit under the Credit Facility Loan Documents (as defined in the Intercreditor Agreement); (c) any and all letters of credit, bankers' acceptances or similar instruments issued under such documents have been cancelled and returned (or backed by standby guarantees or letters of credit or cash collateralized in an amount not to exceed 105.00% of the aggregate amount of all such undrawn letters of credit) in an amount and manner provided for in the Credit Facility Loan Documents or otherwise reasonably satisfactory to the Credit Facility Collateral Agent (as defined in the Intercreditor Agreement); and (d) all other liabilities under the Credit Facility Loan Documents have been cash collateralized or backed by standby guarantees or letters of credit (in an amount and manner provided for in the Credit Facility Loan Documents or otherwise reasonably satisfactory to the Credit Facility Collateral Agent).

        "Eligible Bank" means a bank or trust company that (i) is organized and existing under the laws of the United States of America, or any state, territory or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Debt of such bank or trust company is rated at least "A-2" by Moody's or at least "A" by Standard & Poor's.

        "Eligible Cash Equivalents" means any of the following Investments: (i) securities issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) maturing not more than one year after the date of acquisition; (ii) time deposits in and certificates of deposit of any Eligible Bank; provided that such Investments have a maturity date not more than two years after date of acquisition and that the Average Life of all such Investments is one year or less from the respective dates of acquisition; (iii) repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (i) above entered into with any Eligible Bank; (iv) direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof; provided that such Investments mature, or are subject to tender at the option of the holder thereof within 365 days after the date of acquisition and, at the time of acquisition, have a rating of at least A from Standard & Poor's or A-2 from Moody's (or an equivalent rating by any other nationally recognized rating agency); (v) commercial paper of any Person other than an Affiliate of the Issuer; provided that such Investments have one of the two highest ratings obtainable from either Standard & Poor's or Moody's at the time of their acquisition and mature within 180 days after the date of acquisition; (vi) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and demand deposits in any bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; (vii) money market funds substantially all of the assets of which comprise Investments of the types described in clauses (i) through (vi) above; and (viii) instruments equivalent to those referred to in clauses (i) through (vi) above or funds equivalent to those referred to in clause (vii) above denominated in Euros or any other foreign currency comparable in credit quality and tender to those referred to in such clauses and customarily used by corporations for cash management purposes in jurisdictions outside the United States to the extent reasonably required in connection with any business conducted by any Restricted Subsidiary organized in such jurisdiction, all as determined in good faith by the Issuer.

        "Equity Offering" means (i) an underwritten public equity offering of Qualified Capital Interests pursuant to an effective registration statement under the Securities Act of the Issuer, or any direct or indirect parent company of the Issuer but only to the extent contributed to the Issuer or any successor to the Issuer in the form of Qualified Capital Interests, other than any public offerings registered on Form S-8, or (ii) a private equity offering of Qualified Capital Interests of the Issuer, or any direct or indirect parent company of the Issuer but only to the extent contributed to the Issuer or any successor to the Issuer in the form of Qualified Capital Interests.

        "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal) constituting Collateral, any of the following:

            (i)  any loss, destruction or damage of such property or asset;

           (ii)  any institution of any proceeding for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain;

          (iii)  any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset;

          (iv)  any settlement in lieu of clauses (ii) or (iii) above; or

           (v)  any loss as a result of a title event or claim against the title insurance company insuring such property;

in each case, having a Fair Market Value in excess of $5 million.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Expiration Date" has the meaning set forth in the definition of "Offer to Purchase".

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof, as determined in good faith by the Issuer, or, in the event of an exchange of assets with a Fair Market Value in excess of $2.5 million, determined in good faith by the Board of Directors of the Issuer.

        "Foreign Subsidiary" means any Subsidiary of the Issuer organized under the laws of any jurisdiction other than the United States of America or any State thereof or the District of Columbia.

        "Four-Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio".

        "GAAP" means generally accepted accounting principles in the United States, consistently applied, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as maybe approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

        "Guarantee" means, as applied to any Debt of another Person, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the normal course of business), direct or indirect, in any manner, of any part or all of such Debt, (ii) any direct or indirect obligation, contingent or otherwise, of a Person guaranteeing or having the effect of guaranteeing the Debt of any other Person in any manner and (iii) an agreement of a Person, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such Debt of another Person (and "Guaranteed" and "Guaranteeing" shall have meanings that correspond to the foregoing).

        "Hedging Obligation" means, with respect to any Person, the obligations of such Person pursuant to (1) any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement, (2) agreements or arrangements to manage fluctuations in currency exchange rates or (3) any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

        "Holder" means a Person in whose name a Note is registered in the security register.

        "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or other obligation on the balance sheet of such Person. Debt otherwise Incurred by a Person before it becomes a Subsidiary of the Issuer shall be deemed to be Incurred at the time at which such Person becomes a Subsidiary of the Issuer. "Incurrence" and "Incurred" shall have meanings that correspond to the foregoing. A Guarantee by any of the Issuer or Restricted Subsidiaries of Debt Incurred by the Issuer or any Restricted Subsidiary, as applicable, shall not be a separate Incurrence of Debt. In addition, the following shall not be deemed a separate Incurrence of Debt:

          (1)   accrual of interest, amortization or accretion of debt discount or accretion of principal;

          (2)   the payment of regularly scheduled interest in the form of additional Debt of the same instrument or the payment of regularly scheduled dividends on Capital Interests in the form of additional Capital Interests of the same class and with the same terms or the accretion or accumulation of dividends on any Capital Interests;

          (3)   the obligation to pay a premium in respect of Debt arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Debt; and

          (4)   unrealized losses or charges in respect of Hedging Obligations.

        "Initial Purchasers" means Wells Fargo Securities, LLC and Barclays Capital Inc.

        "Intercreditor Agreement" means the intercreditor agreement dated as of the Issue Date among the Bank Collateral Agent, the Trustee and the Notes Collateral Agent as it may be amended from time to time in accordance with the Indenture.

        "Investment" by any Person means any direct or indirect loan, advance (or other extension of credit, but excluding commission, travel and similar advances to directors, officers and employees made in the ordinary course of business) or capital contribution to (by means of any transfer of cash or other property or assets to another Person or any other payments for property or services for the account or use of another Person) another Person, including, without limitation, the following: (i) the purchase or acquisition of any Capital Interest or other evidence of beneficial ownership in another Person; and (ii) the purchase, acquisition or Guarantee of the obligations of another Person or the issuance of a "keep-well" with respect thereto; but shall exclude: (a) accounts receivable and other extensions of trade credit on commercially reasonable terms in accordance with normal trade practices; (b) the acquisition of property, assets and services from suppliers and other vendors in the normal course of business; and (c) prepaid expenses and workers' compensation, utility, lease and similar deposits, in the normal course of business. Except as otherwise specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. The amount of Investment pursuant to a Designation as described under "Certain Covenants—Limitations on Designation of Unrestricted Subsidiaries" shall be the Designation Amount determined in accordance with such covenant. If the Issuer or any of its Subsidiaries sells or otherwise disposes of any Capital Interests of any direct or indirect Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Capital Interests of any all other Investments in such Subsidiary not sold or disposed of, which amount shall be determined in good faith by the Board of Directors of the Issuer. For the avoidance of doubt, any payments pursuant to any Guarantee previously incurred in compliance with the Indenture or shall not be deemed to be Investments by any of the Issuer or Restricted Subsidiaries.

        "Issue Date" means the date on which Original Notes were originally issued under the Indenture, i.e., June 18, 2013.

        "Lien" means, with respect to any property or other asset, any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment, deposit arrangement, security interest, lien (statutory or otherwise), charge, easement, encumbrance or other security agreement on or with respect to such property or other asset (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

        "Net Cash Proceeds" means, with respect to Asset Sales of any Person, cash and Eligible Cash Equivalents received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) amounts provided as a reserve, in accordance with GAAP, against any liabilities under any indemnification obligations associated with such Asset Sale; (iii) all payments made by such Person on any Debt that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Debt, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than the Issuer or Restricted Subsidiaries) in connection with such Asset Sale (other than in the case of Collateral, any Lien which does not rank prior to the Liens in the Collateral granted to the Collateral Agent pursuant to the Indenture and the Security Documents); and (iv) all contractually required distributions and other payments made to noncontrolling interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Cash Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Cash Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Cash Proceeds only at such time as it is so converted.

        "Non-Recourse Debt" means Debt:

          (1)   as to which neither the Issuer nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Debt), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

          (2)   no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both, any holder of any other Debt (other than the Notes) of the Issuer or any Restricted Subsidiary to declare a default on such other Debt or cause the payment thereof to be accelerated or payable prior to its stated maturity.

        "Notes Collateral" means the portion of the Collateral as to which the Notes and the Note Guarantees have a first-priority security interest subject to certain Permitted Collateral Liens as described under "—Security—Notes Collateral".

        "Notes Collateral Agent" means U.S. Bank National Association in its capacity as collateral agent under the Indenture and the Security Documents together with its successors.

        "Obligations" means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, expenses, costs, indemnification, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, expenses, costs, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Debt.

        "Offer" has the meaning set forth in the definition of "Offer to Purchase".

        "Offer to Purchase" means a written offer (the "Offer") sent by the Issuer by first-class mail, postage prepaid, to each Holder at his address appearing in the security register on the date of the Offer, offering to purchase up to the aggregate principal amount of Notes set forth in such Offer at the purchase price set forth in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be, subject to any contrary requirements of applicable law, not less than 30 days or more than 60 days after the date of mailing of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five business days after the Expiration Date. The Issuer shall notify the Trustee at least 15 days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of the Issuer's obligation to make an Offer to Purchase, and the Offer shall be mailed by the Issuer or, at the Issuer's request and provision of such notice information, by the Trustee in the name and at the expense of the Issuer. The Offer shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1)   the section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2)   the Expiration Date and the Purchase Date;

          (3)   the aggregate principal amount of the outstanding Notes offered to be purchased pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to Indenture covenants requiring the Offer to Purchase) (the "Purchase Amount");

          (4)   the purchase price to be paid by the Issuer for each $1,000 principal amount of Notes accepted for payment (as specified pursuant to the Indenture);

          (5)   that the Holder may tender all or any portion of the Notes registered in the name of such Holder and that any portion of a Note tendered must be tendered in a minimum amount of $2,000 principal amount;

          (6)   the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase, if applicable;

          (7)   that, unless the Issuer defaults in making such purchase, any Note accepted for purchase pursuant to the Offer to Purchase will cease to accrue interest on and after the Purchase Date, but that any Note not tendered or tendered but not purchased by the Issuer pursuant to the Offer to Purchase will continue to accrue interest at the same rate;

          (8)   that, on the Purchase Date, the Purchase Price will become due and payable upon each Note accepted for payment pursuant to the Offer to Purchase;

          (9)   that each Holder electing to tender a Note pursuant to the Offer to Purchase will be required to surrender such Note or cause such Note to be surrendered at the place or places set forth in the Offer prior to the close of business on the Expiration Date (such Note being, if the Issuer or the Trustee so require, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing);

          (10) that Holders will be entitled to withdraw all or any portion of Notes tendered if the Issuer (or its paying agent) receives, not later than the close of business on the Expiration Date, a facsimile transmission or letter setting forth the name of the Holder, the aggregate principal amount of the Notes the Holder tendered, the certificate number of the Note the Holder tendered and a statement that such Holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes having an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, the Issuer shall purchase all such Notes and (b) if Notes having an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, the Issuer shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (including with respect to Permitted Additional Pari Passu Obligations required to be purchased in connection therewith, and with such adjustments as may be deemed appropriate so that only Notes in denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof shall remain outstanding following such purchase); and

          (12) if applicable, that, in the case of any Holder whose Note is purchased only in part, the Issuer shall execute, and the Trustee shall authenticate and deliver to the Holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such Holder, in the aggregate principal amount equal to and in exchange for the unpurchased portion of the aggregate principal amount of the Notes so tendered.

        "Officers' Certificate" means a certificate signed by two officers of the Issuer or a Guarantor, as applicable, one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Issuer or such Guarantor, as applicable.

        "Permitted Additional Pari Passu Obligations" means obligations under any Additional Notes or other Debt secured by Liens on the Collateral in compliance with clause (b)(ii) under the definition of "Permitted Liens"; provided that (i) the representative of such Permitted Additional Pari Passu Obligations executes a joinder agreement to the Security Agreement and the Intercreditor Agreement, in each case in the form attached thereto agreeing to be bound thereby and (ii) the Issuer has designated such Debt as "Permitted Additional Pari Passu Obligations" under the Security Agreement and the Intercreditor Agreement, if applicable.

        "Permitted Business" means any business similar in nature to any business conducted by the Issuer and the Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to the business conducted by the Issuer and the Restricted Subsidiaries on the Issue Date or a reasonable extension, development or expansion thereof, in each case, as determined in good faith by the Board of Directors of the Issuer.

        "Permitted Collateral Liens" means:

            (i)  Liens securing the Notes outstanding on the Issue Date, Refinancing Debt with respect to such Notes, the Guarantees relating thereto and any Obligations with respect to such Notes, Refinancing Debt and Guarantees;

           (ii)  Liens securing Permitted Additional Pari Passu Obligations permitted to be incurred pursuant to the Indenture and Refinancing Debt with respect to such Permitted Additional Pari Passu Obligations; provided that any such Liens on the Collateral granted by the Issuer or any Restricted Subsidiary pursuant to this clause (ii) are subject to the Intercreditor Agreement and secure the Notes and the Guarantees on a first-priority basis (subject to the priority payment rights of the ABL Credit Agreement Obligations from proceeds of Collateral as described under "—Intercreditor Agreement");

          (iii)  Liens existing on the Issue Date (other than Liens specified in clause (i) above) and any extension, renewal, refinancing or replacement thereof so long as such extension, renewal, refinancing or replacement does not extend to any other property or asset and does not increase the outstanding principal amount thereof (except by the amount of any premium or fee paid or payable or original issue discount in connection with such extension, renewal, replacement or refinancing plus fees and expenses); and

          (iv)  Liens described in clauses (b), (c), (d), (e), (f), (g), (i), (j) (with respect to Liens under clause (g) only), (k), (l), (m), (n), (o), (p), (r), (s), (t), (u), (v), (w), (x), (y) and (z) of the definition of "Permitted Liens".

        For purposes of determining compliance with this definition, (A) Permitted Collateral Liens need not be incurred solely by reference to one category of Permitted Collateral Liens described in clauses (i) through (iv) of this definition but are permitted to be incurred in part under any combination thereof and (B) in the event that an item of Permitted Collateral Liens (or any portion thereof) meets the criteria of one or more of the categories of Permitted Collateral Liens described in clauses (i) through (iv) above, the Issuer shall, in its sole discretion, classify (and reclassify) such item of Permitted Collateral Liens (or any portion thereof) in any manner that complies with this definition and will only be required to include the amount and type of such item of Permitted Collateral Liens in one of the above clauses and such item of Permitted Collateral Liens will be treated as having been incurred pursuant to only one of such clauses.

        "Permitted Holders" means each of: (i) T. Michael Riggs and any family member of Mr. Riggs, (ii) any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons holding a majority controlling or beneficial interest of which are referred to in clause (i) and (iii) any group (as defined in the rules promulgated under Section 13(d) of the Exchange Act) which is controlled by any of the persons referred to in the immediately preceding clauses (i) and (ii).

        "Permitted Investments" means:

          (a)   Investments in existence on the Issue Date;

          (b)   Investments required pursuant to any agreement or obligation of the Issuer or Restricted Subsidiaries, in effect on the Issue Date, to make such Investments;

          (c)   Cash and Eligible Cash Equivalents;

          (d)   Investments in property and other assets owned or used by the Issuer or Restricted Subsidiaries in the operation of a Permitted Business;

          (e)   Investments by the Issuer or Restricted Subsidiaries in the Issuer or Restricted Subsidiaries and guarantees by the Issuer or Restricted Subsidiaries of Debt of the Issuer or a Restricted Subsidiary of Debt otherwise permitted by the covenant described under "—Certain Covenants—Limitation on Incurrence of Debt" or of other obligations of the Issuer or a Restricted Subsidiary otherwise permitted hereunder;

          (f)    Investments by the Issuer or Restricted Subsidiaries in a Person, if as a result of such Investment (A) such Person becomes a Restricted Subsidiary or (B) in one transaction or a series of related transactions, such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated or wound up into, the Issuer or a Restricted Subsidiary;

          (g)   Hedging Obligations entered into to manage interest rates, commodity prices and currency exchange rates (and not for speculative purposes) and other Bank Products;

          (h)   Investments received in settlement of obligations owed to the Issuer or Restricted Subsidiaries, as a result of bankruptcy or insolvency proceedings, upon the foreclosure or enforcement of any Lien in favor of the Issuer or Restricted Subsidiaries, or settlement of litigation, arbitration or other disputes;

          (i)    Investments by the Issuer or Restricted Subsidiaries not otherwise permitted under this definition, in an aggregate amount not to exceed $15.0 million at any one time outstanding;

          (j)    (A) loans and advances (including for travel and relocation) to officers, directors and employees in an amount not to exceed $2.5 million in the aggregate at any one time outstanding; (B) loans or advances against, and repurchases of Capital Interests and options of the Issuer and the Restricted Subsidiaries held by directors, management and employees in connection with any stock option, deferred compensation or similar benefit plans approved by the Board of Directors (or similar governing body) and otherwise issued in accordance with the terms of the Indenture; and (C) loans or advances to directors, management and employees to pay taxes in respect of Capital Interests issued under stock option, deferred compensation or similar benefit plans in an amount not to exceed $2.5 million in the aggregate at any one time outstanding;

          (k)   any Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received in connection with an Asset Sale consummated in compliance with the covenant described under "—Certain Covenants—Limitation on Asset Sales" or any other disposition of Property not constituting an Asset Sale;

          (l)    repurchases of Notes;

          (m)  any Investment existing on the Issue Date and any Investment that replaces, refinances or refunds an existing Investment; provided, that the new Investment is in an amount that does not exceed the amount replaced, refinanced or refunded, and is made in the same Person as the Investment replaced, refinanced or refunded; and

          (n)   Pledges or deposits made in the ordinary course of business.

        "Permitted Liens" means:

          (a)   Liens existing on the Issue Date;

          (b)   Liens that secure Obligations:

              (i)  in respect of any Credit Facility Obligations not to exceed the amount permitted to be incurred pursuant to clause (i) of the definition of "Permitted Debt"; provided that Liens on the Collateral under this clause (b)(i) are subject to the provisions of the Intercreditor Agreement;

             (ii)  in respect of any Permitted Additional Pari Passu Obligations in an amount such that at the time of incurrence and after giving pro forma effect thereto, the Consolidated Senior Secured Leverage Ratio would be no greater than 4.25 to 1.00; provided, further, that Liens under this clause (b)(ii) are subject to the provisions of the Intercreditor Agreement; or

            (iii)  incurred pursuant to clause (vii) of the definition of "Permitted Debt";

          (c)   any Lien for taxes or assessments or other governmental charges or levies not yet delinquent more than 30 days (or which, if so due and payable, are being contested in good faith and for which adequate reserves are being maintained to the extent required by GAAP);

          (d)   any carrier's, warehousemen's, materialmen's, mechanic's, landlord's, lessor's or other similar Liens arising by law for sums not then due and payable more than 30 days after giving effect to any applicable grace period (or which, if so due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained, to the extent required by GAAP);

          (e)   minor survey exceptions, minor imperfections of title, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (f)    pledges or deposits (i) in connection with workers' compensation, unemployment insurance and other types of social security, or to secure other types of statutory obligations or the requirements of any official body, or (ii) to secure the performance of tenders, bids, surety or performance bonds, appeal bonds, leases, purchase, construction, sales or servicing contracts and other similar obligations Incurred in the normal course of business consistent with industry practice; or (iii) to obtain or secure obligations with respect to letters of credit, banker's acceptances, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services or imposed by ERISA or the Code in connection with a "plan" (as defined in ERISA) or (iv) arising in connection with any attachment unless such Liens are in excess of $10.0 million in the aggregate and shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

          (g)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Issuer or Restricted Subsidiaries or becomes a Restricted Subsidiary or on property acquired by the Issuer or Restricted Subsidiaries (and in each case not created or Incurred in anticipation of such transaction), including Liens securing Acquired Debt permitted under the Indenture; provided that such Liens are not extended to the property and assets of the Issuer or Restricted Subsidiaries other than the property or assets acquired;

          (h)   Liens securing Debt of a Guarantor owed to and held by the Issuer or Guarantors;

          (i)    other Liens (not securing Debt) incidental to the conduct of the business of the Issuer or Restricted Subsidiaries, as the case may be, or the ownership of their assets which do not individually or in the aggregate materially adversely affect the value of such assets or materially impair the operation of the business of the Issuer or the Restricted Subsidiaries;

          (j)    Liens to secure any permitted extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Debt secured by Liens referred to in the foregoing clauses (a) and (g) and clause (n) below; provided that such Liens do not extend to any other property or assets and the principal amount of the obligations secured by such Liens is not greater than the sum of the outstanding principal amount of the refinanced Debt plus any fees and expenses, including premiums or original issue discount related to such extension, renewal, refinancing or refunding;

          (k)   Liens in favor of customs or revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods incurred in the ordinary course of business;

          (l)    Liens to secure Capital Lease Obligations or Purchase Money Debt permitted to be Incurred pursuant to clauses (viii) and (xi) of the definition of "Permitted Debt" covering only the assets financed by or acquired with such Debt;

          (m)  Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligation in respect of banker's acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment, or storage of such inventory or other goods;

          (n)   Liens securing Debt Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to other property owned by such Person or any of the Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto and any proceeds thereof), and the Debt (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

          (o)   Liens on property or shares of Capital Interests of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that (i) the Liens may not extend to any other property owned by such Person or any of the Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto and proceeds thereof) and (ii) such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Restricted Subsidiary;

          (p)   Liens securing judgments for the payment of money not constituting an Event of Default under clause (7) under the caption "Events of Default and Remedies" so long as any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

          (q)   Liens on the Collateral granted under the Security Documents in favor of the Notes Collateral Agent to secure the Notes and the Guarantees and the other Permitted Additional Pari Passu Obligations;

          (r)   Liens securing Hedging Obligations that are otherwise permitted under the Indenture; provided that such Liens are subject to the provisions of the Intercreditor Agreement;

          (s)   leases, subleases, licenses or sublicenses granted to others in the ordinary course of business or pursuant to a disposition otherwise permitted hereunder which do not materially interfere with the ordinary conduct of the business of the Issuer or any Restricted Subsidiaries and do not secure any Debt;

          (t)    Liens securing Debt (including Capital Lease Obligations and Purchase Money Debt) or other obligations, as measured by principal amount, which, when taken together with the principal amount of all other Debt secured by Liens (excluding Liens permitted by clauses (a) through (s) above and (u) through (aa) below) at the time of determination, does not exceed $15.0 million in the aggregate at any one time outstanding;

          (u)   Liens to secure a defeasance trust;

          (v)   Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with an acquisition permitted under the Indenture;

          (w)  Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

          (x)   Liens incurred under or in connection with lease and sale/leaseback transactions and novations and any refinancing thereof (and Liens securing obligations under lease transaction documents relating thereto), including, without limitation, Liens over the assets which are the subject of such lease, sale and leaseback, novations, refinancings, assets and contract rights related thereto (including, without limitation, the right to receive rental rebates or deferred sale payments), sub-lease rights, insurances relating thereto and rental deposits;

          (y)   Liens to secure Debt and any related guarantees on assets constituting Collateral that are junior in priority to the Liens on the Collateral securing the Notes and the Guarantees, which junior Liens shall be subject to intercreditor provisions no more favorable to the holders of such junior Liens than those to which the Liens securing the Notes are subject in relation to the Liens with respect to the ABL Collateral;

          (z)   Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Debt permitted to be incurred under the Indenture; provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Debt; and

          (aa) any extensions, substitutions, replacements or renewals of the foregoing.

        "Person" means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

        "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Interests in any other Person.

        "Purchase Amount" has the meaning set forth in the definition of "Offer to Purchase".

        "Purchase Date" has the meaning set forth in the definition of "Offer to Purchase".

        "Purchase Money Debt" means Debt

            (i)  Incurred to finance the purchase, lease or construction (including additions, repairs and improvements thereto) of any assets (other than Capital Interests) of such Person or any Restricted Subsidiary; and

           (ii)  that is secured by a Lien on such assets where the lender's sole security is to the assets so purchased or constructed (and assets or property affixed or appurtenant thereto and any proceeds thereof); and

in either case that does not exceed 100% of the cost and to the extent the purchase or construction prices for such assets are or should be included in "addition to property, plant or equipment" in accordance with GAAP.

        "Purchase Price" has the meaning set forth in the definition of "Offer to Purchase".

        "Qualified Capital Interests" in any Person means a class of Capital Interests other than Redeemable Capital Interests.

        "Qualified Equity Offering" means an underwritten primary public equity offering of Qualified Capital Interests of Issuer (or any direct or indirect parent company of the Issuer but only to the extent contributed to the Issuer or any successor thereto in the form of Qualified Capital Interests)

(i) pursuant to an effective registration statement under the Securities Act, other than a registered offering on Form S-8, and (ii) resulting in gross proceeds of at least $100.0 million.

        "Real Property" means, collectively, all right, title and interests (including any leasehold, mineral or other estate) in and to any and all parcels of or interests in real property owned, leased or operated by any Person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all buildings, structures, parking areas and improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

        "Redeemable Capital Interests" in any Person means any equity security of such Person that by its terms (or by terms of any security into which it is convertible or for which it is exchangeable), or otherwise (including the passage of time or the happening of an event), is required to be redeemed, is redeemable at the option of the holder thereof in whole or in part (including by operation of a sinking fund), or is convertible or exchangeable for Debt of such Person at the option of the holder thereof, in whole or in part, at any time prior to the Stated Maturity of the Notes; provided that only the portion of such equity security which is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Redeemable Capital Interests. Notwithstanding the preceding sentence, any equity security that would constitute Redeemable Capital Interests solely because the holders of the equity security have the right to require any of the Issuer or Restricted Subsidiaries to repurchase such equity security upon the occurrence of a Change of Control, Qualified Equity Offering or an Asset Sale will not constitute Redeemable Capital Interests if the terms of such equity security provide that the Issuer or Restricted Subsidiary may not repurchase or redeem any such equity security pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Limitation on Restricted Payments". The amount of Redeemable Capital Interests deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Issuer and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Redeemable Capital Interests or portion thereof, exclusive of accrued dividends.

        "Refinancing Debt" means Debt that refunds, refinances, defeases, renews, replaces or extends any Debt permitted to be incurred by any of the Issuer or Restricted Subsidiaries pursuant to the terms of the Indenture (including the Notes), whether involving the same or any other lender or creditor or group of lenders or creditors, but only to the extent that:

            (i)  the Refinancing Debt is subordinated to the Notes to at least the same extent as the Debt being refunded, refinanced, defeased, renewed, replaced or extended, if such Debt was subordinated to the Notes,

           (ii)  the Refinancing Debt has a Stated Maturity either (a) no earlier than the Debt being refunded, refinanced or extended or (b) at least 91 days after the maturity date of the Notes,

          (iii)  the Refinancing Debt has a weighted average life to maturity at the time such Refinancing Debt is Incurred that is equal to or greater than the weighted average life to maturity of the Debt being refunded, refinanced, defeased, renewed, replaced or extended,

          (iv)  such Refinancing Debt is in an aggregate principal amount that is less than or equal to the sum of (a) the aggregate principal or accreted amount (in the case of any Debt issued with original issue discount, as such) then outstanding under the Debt being refunded, refinanced, defeased, renewed, replaced or extended; (b) the amount of accrued and unpaid interest, if any, and premiums owed, if any, not in excess of preexisting optional prepayment provisions on such Debt being refunded, refinanced, defeased, renewed, replaced or extended; and (c) the amount of reasonable and customary fees, expenses and costs related to the Incurrence of such Refinancing Debt, and

           (v)  such Refinancing Debt shall not include (x) Debt of a Restricted Subsidiary that is not a Guarantor that refinances Debt of the Issuer or a Guarantor or (y) Debt of the Issuer or a Restricted Subsidiary that refinances Debt of an Unrestricted Subsidiary.

        "Restricted Payment" means any of the following:

          (a)   any dividend or other distribution declared and paid on the Capital Interests in the Issuer or on the Capital Interests in any Restricted Subsidiary that are held by, or declared and paid to, any Person other than the Issuer or a Restricted Subsidiary; provided that the following shall not be "Restricted Payments":

              (i)  dividends, distributions or payments, in each case, made solely in Qualified Capital Interests in the Issuer; and

             (ii)  dividends or distributions payable to the Issuer or a Restricted Subsidiary or to other holders of Capital Interests of a Restricted Subsidiary on a pro rata basis;

          (b)   any payment made by the Issuer or any of the Restricted Subsidiaries to purchase, redeem, acquire or retire any Capital Interests in the Issuer or any of the Restricted Subsidiaries, including any issuance of Debt, in exchange for such Capital Interests or the conversion or exchange of such Capital Interests into or for Debt other than any such Capital Interests owned by the Issuer or any Restricted Subsidiary;

          (c)   any payment made by the Issuer or any of the Restricted Subsidiaries (other than a payment made solely in Qualified Capital Interests in the Issuer) to redeem, repurchase, defease (including an in substance or legal defeasance) or otherwise acquire or retire for value (including pursuant to mandatory repurchase covenants), (i) prior to any scheduled maturity, scheduled sinking fund or mandatory redemption payment, Debt of the Issuer or any Guarantor that is subordinate (whether pursuant to its terms or by operation of law) in right of payment to the Notes or Note Guarantees (excluding any Debt owed to the Issuer or any Restricted Subsidiary); except (x) payments of principal in anticipation of satisfying a sinking fund obligation, scheduled maturity or mandatory redemption date, in each case, within one year of the due date thereof and (y) any payments in respect of Debt to the extent the issuance of such Debt was a Restricted Payment and (ii) any Debt which would have constituted a Restricted Payment under clause (b) above;

          (d)   any Investment by the Issuer or a Restricted Subsidiary in any Person, other than a Permitted Investment; and

          (e)   any designation of a Restricted Subsidiary as an Unrestricted Subsidiary.

        "Restricted Subsidiary" means any Subsidiary of the Issuer that has not been designated as an "Unrestricted Subsidiary" in accordance with the Indenture.

        "Security Agreement" means the security agreement to be dated as of the Issue Date between the Notes Collateral Agent, the Issuer and the Guarantors granting, among other things, a Lien on the Collateral subject to Permitted Collateral Liens and Permitted Liens, in each case in favor of the Notes Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any Permitted Additional Pari Passu Obligations, as amended, modified, restated, supplemented or replaced from time to time in accordance with its terms.

        "Security Documents" means the Security Agreement, the mortgages with respect to the Real Property, the Intercreditor Agreement and all of the security agreements, pledges, collateral assignments, mortgages, deeds of trust, trust deeds or other instruments evidencing or creating or purporting to create any security interests in favor of the Notes Collateral Agent for its benefit and for the benefit of the Trustee and the Holders of the Notes and the holders of any other Permitted Additional Pari Passu Obligations, in all or any portion of the Collateral, as amended, modified, restated, supplemented or replaced from time to time.

        "Significant Subsidiary" has the meaning set forth in Rule 1-02 of Regulation S-X under the Securities Act and Exchange Act, but shall not include any Unrestricted Subsidiary.

        "Stated Maturity" when used with respect to (i) any Note or any installment of interest thereon, means the date specified in such Note as the fixed date on which the principal amount of such Note or such installment of interest is due and payable and (ii) any other Debt or any installment of interest thereon, means the date specified in the instrument governing such Debt as the fixed date on which the principal of such Debt or such installment of interest is due and payable, including any date upon which a repurchase at the option of the holders of such Debt is required to be consummated.

        "Subsidiary" means, with respect to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least a majority of the outstanding Voting Interests therein is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

        "Total Assets" means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent consolidated balance sheet of the Issuer and its Restricted Subsidiaries.

        "Transactions" means the issuance of the Notes on the Issue Date, the entry into an amendment and restatement of the existing ABL Credit Agreement on the Issue Date, the repayment of the Existing Notes and the repurchase and redemption of the Issuer's Series A, B, C, D and E Preferred Stock as described under "Use of Proceeds," the payment of premiums, fees and expenses as described under "Use of Proceeds" and the transactions related thereto.

        "Treasury Rate" means, as obtained by the Issuer, with respect to the Notes, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to such redemption date or, in the case of a satisfaction, discharge or defeasance, at least two (2) Business Days prior to the deposit of funds with the Trustee to pay and discharge the entire obligations under the Notes (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to June 1, 2016; provided, however, that if the period from such redemption date to June 1, 2016 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "UCC" means the Uniform Commercial Code as in effect from time to time in the State of New York or, as the context requires in determining whether or not an asset is Excluded Assets, the law governing the interpretation of any such agreement; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Collateral Agent's security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term "UCC" shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary designated as such by the Board of Directors of the Issuer as set forth in "—Certain Covenants—Limitation on Creation of Unrestricted Subsidiaries"; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        "Vehicles" means all trucks, trailers, tractors and other substantially similar mobile equipment and other substantially similar vehicles used in the transportation of automobiles, wherever located.

        "Voting Interests" means, with respect to any Person, securities of any class or classes of Capital Interests in such Person entitling the holders thereof generally to vote on the election of members of the Board of Directors or comparable body of such Person.

        "Wholly-Owned Restricted Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Interests or other ownership interests of which (other than directors' qualifying shares) will at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

Registration Rights

        We, the Guarantors and the initial purchasers of the Original Notes entered into registration rights agreements in connection with the issuance of the Original Notes. The following description is a summary of the material provisions of the registration rights agreements and does not purport to be complete.

        Pursuant to the registration rights agreements, we were obligated to complete an exchange offer as soon as practicable but in no event later than June 18, 2014. If we did not complete the exchange offer within such period, this would result in a "registration default" and 0.25% of Additional Interest per 90 days of "registration default" would be added to the interest payable on the Original Notes, up to a maximum of 1.00% of Additional Interest. We did not complete the exchange offer within the required time period, therefore Additional Interest is accruing on the Original Notes. Upon consummation of this exchange offer, our obligations will be met and Additional Interest will cease to accrue on any remaining Original Notes. No Additional Interest will accrue on the Exchange Notes.

THE EXCHANGE OFFER

        On June 18, 2013 and January 7, 2014, the Company issued Original Notes in the combined aggregate principal amount of $375.0 million pursuant to the Indenture. In connection with the purchase and sale of the Original Notes, we entered into registration rights agreements with the initial purchasers of the Original Notes in which we agreed that you, as a holder of unregistered Original Notes, would be entitled to exchange your unregistered Original Notes for Exchange Notes registered under the Securities Act. The exchange offer is intended to satisfy these rights. After the exchange offer is completed, you will no longer be entitled to any registration rights with respect to your Original Notes. The Exchange Notes will be our obligation and will be entitled to the benefits of the Indenture relating to the Exchange Notes. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes, except that the Exchange Notes will:

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  have been registered under the Securities Act and, therefore, will contain no restrictive legends;

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  not have registration rights;

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  not have rights to additional interest; and

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  bear different CUSIP and ISIN numbers from the Original Notes.

Resale of the Exchange Notes

        Based upon an interpretation by the staff of the SEC contained in no-action letters issued to third parties, we believe that you may exchange Original Notes for Exchange Notes in the ordinary course of business. For further information on the SEC's position, see Exxon Capital Holdings Corporation, available May 13, 1988, Morgan Stanley & Co. Incorporated, available June 5, 1991 and Shearman & Sterling, available July 2, 1993, and other interpretive letters to similar effect. You will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act so long as you do not participate, do not intend to participate, and have no arrangement with any person to participate, in a distribution of the Exchange Notes. However, the foregoing does not apply to you if you are: a broker-dealer who purchased the Exchange Notes directly from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act; or you are an "affiliate" of ours within the meaning of Rule 405 under the Securities Act.

        In addition, if you are a broker-dealer, or you acquire Exchange Notes in the exchange offer for the purpose of distributing or participating in the distribution of the Exchange Notes, you cannot rely on the position of the staff of the SEC contained in the no-action letters mentioned above and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

        Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The letter of transmittal for use in connection with any such resale will state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for Original Notes which the broker-dealer acquired as a result of market-making or other trading activities.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. After authentication of the Exchange Notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes in denominations of $2,000 or any integral multiple of $1,000.

        If you wish to exchange your Original Notes for Exchange Notes in the exchange offer, you will be required to represent that:

  •
  any Exchange Notes to be received by you will be acquired in the ordinary course of your business;

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  that, at the time of the commencement and consummation of the exchange offer, you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the Securities Act;

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  that you are not our "affiliate" (as defined in Rule 405 promulgated under the Securities Act) or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements;

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  if you are not a broker-dealer, that you are not engaged in, and do not intend to engage in, the distribution of Exchange Notes; and

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  if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of such Exchange Notes.

        You will make these representations to us by signing or agreeing to be bound by the letter of transmittal.

        Broker-dealers that are receiving Exchange Notes for their own account must have acquired the Original Notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes during the 180-day period following the completion of the exchange offer, exclusive of any period during which a stop order suspending the effectiveness of the registration statement of which this prospectus is a part is in effect or we have suspended the use of this prospectus. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer during the 180-day period following the closing of the exchange offer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities. We have agreed that, during the 180-day period following the closing of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

        The Exchange Notes will evidence the same debt as the Original Notes and will be issued under and entitled to the benefits of the same Indenture. The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Original Notes except that:

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  the Exchange Notes will be issued in a transaction registered under the Securities Act;

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  the Exchange Notes will bear different CUSIP and ISIN numbers from the Original Notes;

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  the Exchange Notes will not be subject to transfer restrictions and, except in limited circumstances, holders of Exchange Notes will have no registration rights; and

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  provisions providing for an increase in the stated interest rate on the Original Notes if the Original Notes are not exchanged for registered Exchange Notes will be eliminated.

        Holders of Original Notes that are not entitled to participate in the exchange offer and holders who do not receive freely tradable Exchange Notes will have, for a period of 180 days following the consummation of the exchange offer, the right to require us to file a registration statement covering resales of their notes. If we do not timely file or cause this resale registration statement to become effective, these holders will be entitled to additional interest.

        As of the date of this prospectus, $375.0 million aggregate principal amount of the Original Notes was outstanding. In connection with the issuance of the Original Notes, we arranged for the Original Notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The Exchange Notes will also be issuable and transferable in book-entry form through DTC.

        This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on                    , 2015. We intend to conduct the exchange offer as required by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable.

        The exchange offer is not conditioned upon any minimum aggregate principal amount of Original Notes being tendered, and holders of the Original Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Delaware or under the Indenture in connection with the exchange offer. No governmental approvals or consents must be received to consummate the exchange offer. We shall be considered to have accepted Original Notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See "—Exchange Agent." The exchange agent will act as agent for the tendering holders for the purpose of receiving Exchange Notes from us and delivering Exchange Notes to those holders.

        If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, the unaccepted Original Notes will be credited to the holder's account at DTC according to the procedures described below or, in the case of Original Notes tendered by delivery of certificates, certificates for these unaccepted Original Notes will be returned, at our cost, to the tendering holder of the Original Notes, promptly after the expiration date.

        Holders who tender Original Notes in the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the following sentence, transfer taxes related to the exchange of Original Notes in the exchange offer. If you instruct us to register Exchange Notes in the name of, or request that Original Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See "—Solicitation of Tenders; Fees and Expenses."

        Neither we nor our board of directors makes any recommendation to holders of Original Notes as to whether to tender or refrain from tendering all or any portion of their Original Notes pursuant to the exchange offer. Moreover, no one has been authorized to make any recommendation. Holders of Original Notes must make their own decision whether to tender in the exchange offer and, if so, the amount of Original Notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

        The term "expiration date" shall mean 5:00 p.m., New York City time, on                    , 2015 unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.

        We expressly reserve the right, in our sole discretion:

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  to delay acceptance of any Original Notes or to terminate the exchange offer and to refuse to accept Original Notes not previously accepted, if any of the conditions described under "—Conditions" shall have occurred and shall not have been waived by us;

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  to extend the expiration date of the exchange offer;

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  to amend the terms of the exchange offer in any manner;

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  to purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date; and

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  to the extent permitted by applicable law, to purchase Original Notes in the open market, in privately negotiated transactions or otherwise.

        The terms of the purchases or offers described in the fourth and fifth clauses above may differ from the terms of the exchange offer.

        Any delay in acceptance, termination, extension, or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent and by making a public announcement. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we shall have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely press release to an appropriate news agency.

        You are advised that we may extend the exchange offer because some of the holders of the Original Notes do not tender on a timely basis.

Interest on the Exchange Notes

        The Exchange Notes will bear interest from and including                    , 2015, or, if later, the most recent date on which interest was paid or provided for on the Original Notes surrendered for the Exchange Notes, at a rate of 9.25% per year. Accordingly, holders of Original Notes that are accepted for exchange will not receive interest that is accrued but unpaid on the Original Notes at the time of tender. We will pay interest on the Exchange Notes twice a year, on June 1 and December 1, beginning                             , 201  .

Procedures for Tendering

        Only a holder may tender his, her or its Original Notes in the exchange offer. Any beneficial owner whose Original Notes are registered in the name of such owner's broker, dealer, commercial bank, trust company or other nominee or are held in book-entry form and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on such owner's behalf. If the beneficial owner wishes to tender on his, her or its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner's Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the owner's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time and may not be completed prior to the expiration date.

        The tender by a holder will constitute an agreement between the holder, us and the exchange agent according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        A holder who desires to tender Original Notes and who cannot comply with the procedures set forth in this prospectus for tender on a timely basis or whose Original Notes are not immediately available must comply with the procedures for guaranteed delivery set forth below.

        The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Delivery of such documents will be deemed made only when actually received by the exchange agent or deemed received under the ATOP procedures described below. In all cases, sufficient time should be allowed to assure delivery to the exchange agent prior to the expiration date. No letter of transmittal or Original Notes should be sent to us. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect the tender for holders in each case as described in this prospectus and in the letter of transmittal.

        Original Notes Held in Book-Entry Form.    We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the Original Notes for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of the Original Notes by causing DTC to transfer the Original Notes into the exchange agent's account for the Original Notes using DTC's procedures for transfer.

        The exchange offer is eligible for DTC's ATOP. Accordingly, DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer Original Notes held in book-entry form to the exchange agent in accordance with DTC's ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent's message to the exchange agent.

        The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering Original Notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender Original Notes you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms just as if you had signed it.

        If you desire to tender Original Notes held in book-entry form with DTC, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus, a confirmation of book-entry transfer of the Original Notes into the exchange agent's account at DTC, which is referred to in this prospectus as a "book-entry confirmation," and an agent's message transmitted pursuant to DTC's ATOP procedures. In lieu of transmitting an agent's message pursuant to DTC's ATOP procedures, you may deliver to the exchange agent, prior to 5:00 p.m. New York City time on the expiration date, at the address set forth in this prospectus, a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal.

        Original Notes Held in Certificated Form.    For a holder to validly tender Original Notes held in physical or certificated form, the exchange agent must receive, prior to 5:00 p.m. New York City time on the expiration date, at its address set forth in this prospectus:

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  a properly completed and validly executed letter of transmittal, or a manually signed facsimile thereof, together with any signature guarantees and any other documents required by the instructions to the letter of transmittal; and

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  certificates for tendered Original Notes.

        Signatures.    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Original Notes tendered with the letter of transmittal are tendered:

  •
  by a registered holder who has not requested that Exchange Notes or certificates representing Original Notes not being tendered be issued to a person other than the registered holder, sent to an address other than that of a registered holder or credited to a different account maintained at DTC; or

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  for the account of an institution eligible to guarantee signatures.

        If the letter of transmittal is signed by a person other than the registered holder or DTC participant who is listed as the owner, the Original Notes must be endorsed or accompanied by appropriate bond powers which authorize the person to tender the Original Notes on behalf of the registered holder or DTC participant who is listed as the owner, in either case signed as the name of the registered holder who appears on the Original Notes or the DTC participant who is listed as the owner. If the letter of transmittal or any Original Notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to so act with the letter of transmittal.

        If you tender your Original Notes through ATOP, signatures and signature guarantees are not required.

        Determinations of Validity.    All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all Original Notes not properly tendered or any Original Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of Original Notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of Original Notes, nor shall any of us incur liability for failure to give notification. Tenders of Original Notes will not be considered to have been made until the irregularities have been cured or waived. Any Original Notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder unless otherwise provided in the letter of transmittal, promptly following the expiration date.

Guaranteed Delivery Procedures

        Holders who wish to tender their Original Notes and:

  •
  whose Original Notes are not immediately available;

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  who cannot complete the procedure for book-entry transfer on a timely basis;

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  who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

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  who cannot complete a tender of Original Notes held in book-entry form using DTC's ATOP procedures on a timely basis;

may effect a tender if they tender through an institution eligible to guarantee signatures described under "—Procedures for Tendering—Signatures," or if they tender using ATOP's guaranteed delivery procedures.

        A tender of Original Notes made by or through an eligible institution will be accepted if:

  •
  prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmittal, mail or hand delivery, that:

  (1)
  sets forth the name and address of the holder, the certificate number or numbers of the holder's Original Notes and the principal amount of the Original Notes tendered;

  (2)
  states that the tender is being made; and

  (3)
  guarantees that, within three business days after the expiration date, a properly completed and validly executed letter of transmittal or facsimile, together with a certificate(s) representing the Original Notes to be tendered in proper form for transfer, or a confirmation of book-entry transfer into the exchange agent's account at DTC of Original Notes delivered electronically, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent.

  •
  the properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered Original Notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

        A tender made through DTC's ATOP procedures will be accepted if:

  •
  prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives an agent's message from DTC stating that DTC has received an express acknowledgment from the participant in DTC tendering the Original Notes that they have received and agree to be bound by the notice of guaranteed delivery; and

  •
  the exchange agent receives, within three business days after the expiration date, either:

  (1)
  a book-entry confirmation, including an agent's message, transmitted via DTC's ATOP procedures; or

  (2)
  a properly completed and executed letter of transmittal or a facsimile, together with the certificate(s) representing all tendered Original Notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Original Notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of Original Notes in the exchange offer:

  •
  a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below prior to 5:00 p.m., New York City time, on the expiration date; or

  •
  you must comply with DTC's ATOP withdrawal procedures.

        Any notice of withdrawal must:

  •
  specify the name of the person having deposited the Original Notes to be withdrawn;

  •
  identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC from which the Original Notes were tendered and the name and number of the account at DTC to be credited;

  •
  be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the Original Notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the Original Notes to register the transfer of the Original Notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any of these Original Notes are to be registered, if different from that of the person who deposited the Original Notes to be withdrawn.

        All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no Exchange Notes will be issued in exchange for those Original Notes unless the Original Notes so withdrawn are validly retendered. Any Original Notes that have been tendered but are not accepted for exchange will be returned to the holder of the Original Notes without cost to the holder or, in the case of Original Notes tendered by book-entry transfer into the holder's account at DTC, according to the procedures described above. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

Conditions

        The exchange offer is subject only to the following conditions:

  •
  the compliance of the exchange offer with applicable law, any applicable policy or interpretation of the Staff of the SEC;

  •
  the proper tender of the Original Notes; and

  •
  the representation by each holder of the Original Notes (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of its business; (ii) that, at the time of the commencement and consummation of the exchange offer, it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the Securities Act; (iii) that it is not our

    "affiliate" (as defined in Rule 405 promulgated under the Securities Act) or, if it is an affiliate, it will comply with any applicable registration and prospectus delivery requirements; (iv) if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of Exchange Notes; and (v) if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes.

        If any of these conditions are not met, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Original Notes and may terminate or amend the exchange offer. These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our discretion. All such conditions must be satisfied or waived by us at or before the expiration date.

Exchange Agent

                                                           has been appointed as exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for the notice of guaranteed delivery should be directed to the exchange agent. You should send certificates for Original Notes, letters of transmittal and any other required documents to the exchange agent addressed to:

By Regular Mail, Overnight Mail or Courier:

        Delivery of the letter of transmittal to an address other than as listed above or transmission of instructions via facsimile other than as described above does not constitute a valid delivery of the letter of transmittal.

Solicitation of Tenders; Fees and Expenses

        We will bear the expenses of requesting that holders of Original Notes tender those notes for Exchange Notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person, by telegraph, telephone or telecopier.

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Original Notes and in handling or forwarding tenders for exchange.

        We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee, SEC registration fees, and accounting and legal fees, printing costs, transfer taxes and related fees and expenses.

        You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register Exchange Notes in the name of, or request that Original Notes not tendered or not accepted in the exchange offer be returned to, a person other than you, you will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

        The Exchange Notes will be recorded at the same carrying value as the Original Notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the Exchange Notes.

Federal Income Tax Consequences

        The exchange of the Original Notes for the Exchange Notes in the exchange offer will not constitute a taxable event or exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to holders of Original Notes. The Exchange Notes received pursuant to the exchange offer will be treated as a continuation of the Original Notes. Consequently, there will be no change in a holder's adjusted tax basis in the Exchange Notes, and the holder's holding period in the Exchange Notes will be the same as that applicable to the Original Notes. In addition, the U.S. federal income tax consequences of holding and disposing of the Exchange Notes will be the same as those applicable to the Original Notes.

Participation in the Exchange Offer; Untendered Notes

        Participation in the exchange offer is voluntary. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

        As a result of the making of, and upon acceptance for exchange of all Original Notes tendered under the terms of, this exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement. Holders of the Original Notes who do not tender in the exchange offer will continue to hold their Original Notes and will be entitled to all the rights, and subject to the limitations, applicable to the Original Notes under the Indenture. Holders of Original Notes will no longer be entitled to any rights under the registration rights agreement that by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See "Description of the Exchange Notes." All untendered Original Notes will continue to be subject to the restrictions on transfer described in the Indenture. To the extent that Original Notes are tendered and accepted in the exchange offer, the trading market for untendered Original Notes could be adversely affected. This is because there will probably be many fewer remaining Original Notes outstanding following the exchange, significantly reducing the liquidity of the untendered Original Notes.

        We may in the future seek to acquire untendered Original Notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any acquisitions of Original Notes following the applicable requirements of the Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any Original Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any Original Notes that are not tendered in the exchange offer.

BOOK ENTRY, DELIVERY AND FORM

        The Exchange Notes will be initially represented by one or more notes in registered global form without interest coupons (the "Global Notes"). The Global Notes will be deposited with the trustee, as custodian for the DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for the credit to an account of a direct or indirect participant in DTC as described below. We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary ("participants") and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

        So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the notes.

        Payments of the principal of, and premium (if any) and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

        We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

        DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants' accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

        A Global Note is exchangeable for certificated notes in fully registered form without interest coupons ("Certificated Securities") only in the following limited circumstances:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary within 90 days of such notice, or

  •
  there shall have occurred and be continuing an event of default with respect to the notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain U.S. federal income tax considerations relating to the exchange of Original Notes for Exchange Notes in the exchange offer. This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, revenue rulings, administrative interpretations and judicial decisions now in effect, all of which are subject to change possibly with retroactive effect. This summary does not purport to address all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks, insurance companies or other financial institutions, dealers in securities or foreign currencies, tax-exempt investors, holders subject to the U.S. federal alternative minimum tax, or persons holding the notes as part of a hedging transaction, straddle, conversion transaction, or other integrated transaction.

        We have not sought and we do not expect to seek any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. As such, there can be no assurance that the IRS will agree with such statements and conclusions. Thus, all persons that exchange Original Notes for Exchange Notes in the exchange offer are urged to consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

        The exchange of the Original Notes for the Exchange Notes in the exchange offer will not constitute a taxable event or exchange for U.S. federal income tax purposes, and thus will have no U.S. federal income tax consequences to holders of Original Notes. The Exchange Notes received pursuant to the exchange offer will be treated as a continuation of the Original Notes. Consequently, there will be no change in a holder's adjusted tax basis in the Exchange Notes, and the holder's holding period in the Exchange Notes will be the same as that applicable to the Original Notes. In addition, the U.S. federal income tax consequences of holding and disposing of the Exchange Notes will be the same as those applicable to the Original Notes.

        The preceding discussion of certain U.S. federal income tax considerations is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of exchanging Original Notes for, holding and disposing of Exchange Notes, including the consequences of any proposed change in applicable laws.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives Exchange Notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. We have agreed that, during the period broker-dealers are required to deliver this prospectus, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired as a result of market-making or other trading activities.

        We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be considered underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        During the 180-day period following the completion of this exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the Original Notes), other than dealers' and brokers' discounts, commissions and counsel fees and will indemnify the holders of the Original Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters in connection with the issuance of the Exchange Notes and Delaware and New York law will be passed on for us by Paul, Hastings LLP, Atlanta, Georgia. Certain legal matters with respect to Missouri law will be passed on for us by Warten, Fisher, Lee and Brown, LLC, Joplin, Missouri. Certain legal matters with respect to New Jersey law will be passed on for us by Gibbons P.C., Newark, New Jersey.

EXPERTS

        The consolidated financial statements of Jack Cooper Holdings Corp. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of Allied Systems Holdings, Inc. and subsidiaries as of December 27, 2013 and December 31, 2012, and for the periods from January 1, 2013 to December 27, 2013 and for the year ended December 31, 2012, have been included herein and in the registration statement in reliance upon the report of Grant Thornton LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-4 (SEC File No. 333-             ). This prospectus, which forms part of the registration statement, does not contain all the information included in the registration statement. For further information about us and the securities offered in this prospectus, you should refer to the registration statement and exhibits. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

        Upon completion of this offering, we will file periodic and current reports and other information with the SEC. Such periodic and current reports and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

        We maintain an internet site at www.jackcooper.com which contains information concerning us and our subsidiaries. The information contained on our internet site is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Financial Statements of Jack Cooper Holdings, Corp.
Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2013 and 2012	F-3
Consolidated Balance Sheets as of December 31, 2014 and 2013	F-4
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-5
Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2014, 2013 and 2012	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements of Jack Cooper Holdings, Corp.
Condensed Consolidated Statements of Comprehensive Loss for the six months ended June 30, 2015 and 2014	F-59
Condensed Consolidated Balance Sheets as of June 30, 2015 and December 31, 2014	F-60
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2015 and 2014	F-61
Notes to Condensed Consolidated Financial Statements	F-62
Consolidated Financial Statements of Allied Systems Holdings for the year ended December 31, 2012 and the period from January 1, 2013 to December 27, 2013
Report of Independent Certified Public Accountants	F-80
Consolidated Balance Sheets	F-82
Consolidated Statements of Comprehensive Loss	F-83
Consolidated Statements of Changes in Stockholders' Deficit	F-84
Consolidated Statements of Cash Flows	F-85
Notes to Consolidated Financial Statements	F-86

Report of Independent Registered Public Accounting Firm

The Board of Directors
Jack Cooper Holdings Corp.:

        We have audited the accompanying consolidated balance sheets of Jack Cooper Holdings Corp. (the Company) and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive loss, cash flows, and stockholders' deficit for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jack Cooper Holdings Corp. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Kansas City, Missouri
April 1, 2015,
except for notes 5 and 17, which are as of October 16, 2015

JACK COOPER HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Years Ended December 31, 2014, 2013 and 2012

(in thousands)

	2014	2013	2012
Operating Revenues	$783,280	$514,689	$515,665
Operating Expenses
Compensation and benefits	383,278	240,442	240,952
Fuel	109,333	76,014	79,298
Depreciation and amortization	50,441	25,314	24,824
Repairs and maintenance	53,802	31,759	31,145
Other operating	140,840	87,159	86,782
Selling, general and administrative expenses	60,706	42,118	31,008
Loss on sale of property and equipment	1,117	34	249
Goodwill impairment	—	4,663	—

Total operating expenses	799,517	507,503	494,258

Operating Income (Loss)	(16,237)	7,186	21,407

Other Expense
Interest expense, net	41,364	59,602	26,745
Other, net	3,914	857	153

Total other expense	45,278	60,459	26,898

Loss Before Income Taxes	(61,515)	(53,273)	(5,491)
Provision (Benefit) for Income Taxes	1,219	(967)	(267)

Net Loss	(62,734)	(52,306)	(5,224)
Less: Net Loss Attributable to Noncontrolling Interests	—	—	417

Net Loss Attributable to Jack Cooper Holdings Corp.	(62,734)	(52,306)	(4,807)

Other Comprehensive Income (Loss), Net of Tax:
Gain (loss) on unrecognized pension cost	(1,035)	495	(211)
Gain (loss) on currency translation adjustment	641	(177)	—
Gain on marketable securities held-for-sale	179	111	—

Comprehensive Loss Attributable to Jack Cooper Holdings Corp.	$(62,949)	$(51,877)	$(5,018)

See accompanying Notes to Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2013

(in thousands)

	2014	2013
Assets
Current Assets
Cash and cash equivalents	$7,100	$3,507
Accounts receivable, net of allowance	60,141	61,452
Prepaid expenses	17,171	17,276
Assets held for sale	2,630	1,664
Deferred tax assets	1,639	1,666

Total current assets	88,681	85,565
Restricted cash	120	928
Property and equipment, net	160,973	193,298
Goodwill	46,583	46,511
Intangibles, net	33,426	37,674
Deferred financing costs, net	11,583	13,772
Deposits and other assets	5,626	7,450

Total assets	$346,992	$385,198

Liabilities and Stockholders' Deficit
Current Liabilities
Revolving credit facility	$72,669	$51,481
Current maturities of long-term debt	4,064	1,383
Accounts payable	38,518	36,584
Accrued wages and vacation payable	17,281	18,434
Other accrued liabilities	25,455	34,363

Total current liabilities	157,987	142,245
Claims reserves, less current portion	4,694	5,880
Other liabilities	10,658	16,408
Long-term debt, less current maturities	387,965	389,905
Pension liability	1,813	778
Deferred income taxes	10,836	10,013

Total liabilities	573,953	565,229

Stockholders' Deficit
Jack Cooper Holding Corp. Deficit:
Class A voting common stock, $0.0001 par value; 8,000,000 shares authorized; 800,810 issued and outstanding at December 31, 2014; 833,720 issued and 800,810 outstanding at December 31, 2013.	—	—
Class B non-voting common stock, $0.0001 par value; 2,000,000 shares authorized; 448,090 issued and outstanding at December 31, 2014, and 357,804 issued and 335,864 outstanding at December 31, 2013.	—	—
Additional paid-in capital	16,519	—
Accumulated deficit	(243,222)	(178,200)
Accumulated other comprehensive loss	(258)	(43)
Treasury stock, 0 Class A common shares and 0 Class B common shares at December 31, 2014 and 32,910 Class A common shares and 21,940 Class B common shares at December 31, 2013, at cost.	—	(1,788)

Total stockholders' deficit	(226,961)	(180,031)

Commitments and Contingencies

Total liabilities and stockholders' deficit	$346,992	$385,198

See accompanying Notes to Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2014, 2013 and 2012

(in thousands)

	2014	2013	2012
Operating Activities
Net loss	$(62,734)	$(52,306)	$(5,224)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	50,441	25,314	24,824
Deferred financing cost amortization	2,264	9,167	2,891
Loss on extinguishment of debt	—	21,074	—
Loss on sale of property and equipment	1,117	34	249
Deferred income taxes	875	(652)	(2,042)
Stock based compensation	1,725	318	402
Non-cash interest	(911)	672	1,573
Foreign currency translation	4,025	—	—
Non-cash impact of goodwill impairment	—	4,663	—
Changes in assets and liabilities, net of acquisitions:
Trade and other receivables	(10,152)	(12,577)	(4,184)
Prepaid expenses	106	(3,415)	(3,168)
Accounts payable and accrued expenses	4,257	(5,056)	3,082
Other non-current assets	1,870	74	(1,834)
Other non-current liabilities	564	7,199	(4,415)

Net cash provided by (used in) operating activities	(6,553)	(5,491)	12,154

Investing Activities
Proceeds from sale of property and equipment	2,891	4,277	1,070
Purchases of property and equipment	(20,819)	(21,286)	(16,552)
Acquisition of Allied, net of cash acquired	—	(140,608)	—

Net cash used in investing activities	(17,928)	(157,617)	(15,482)

Financing Activities
Borrowings under revolving credit facility	179,275	149,796	87,163
Payments on revolving credit facility	(158,087)	(112,315)	(73,163)
Deferred financing costs	(75)	(18,908)	(1,429)
Principal payments on long-term debt	(4,258)	(2,015)	(1,166)
Proceeds from issuance of long-term debt	—	382,875	—
Dividends paid	(427)	(10,297)	(11,855)
Restricted cash	—	(677)	54
Treasury stock purchases	(500)	—	—
Proceeds from issuance of Series C preferred stock	—	2,637	5,250
Purchase of noncontrolling interests	—	—	(3,840)
Repurchase of Senior Secured Notes due 2015	—	(157,500)	—
Tender offer and consent solicitation	—	(9,741)	—
Redemption of preferred stock	—	(63,082)	—
Capital contribution from JCEI	13,098	—	—

Net cash provided by financing activities	29,026	160,773	1,014

Effect of exchange rate change on cash	(952)	—	—
Increase (Decrease) in Cash and Cash Equivalents	3,593	(2,335)	(2,314)
Cash and Cash Equivalents, Beginning of Year	3,507	5,842	8,156

Cash and Cash Equivalents, End of Year	$7,100	$3,507	$5,842

See accompanying Notes to Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

Years Ended December 31, 2014, 2013 and 2012

(in thousands)

						Jack Cooper Holding Corp. Deficit
	Capital Subject to Redemption
										Accumulated Other Comprehensive Loss
	Series A Preferred Stock	Series B Preferred Stock	Series C Preferred Stock	Series D Preferred Stock	Series E Preferred Stock	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Accumulated Deficit		Treasury Stock	Non- controlling Interest	Total Deficit
December 31, 2011	$1,995	$37,000	$—	$—	$—	$—	$—	$6,132	$(92,371)	$(261)	$(1,788)	$4,204	$(84,084)
Stock based compensation	—	—	—	—	—	—	—	402	—	—	—	—	402
Dividends on preferred stock	—	—	—	—	—	—	—	—	(7,556)	—	—	—	(7,556)
Dividends on common stock	—	—	—	—	—	—	—	—	(907)	—	—	—	(907)
Dividends on unexercised warrants	—	—	—	—	—	—	—	—	(93)	—	—	—	(93)
Preferred stock issued in private offering	—	—	6,140	—	—	—	—	(890)	—	—	—		(890)
Purchase of noncontrolling interest	—	—	—	3,786	1,779	—	—	(5,646)	—	—	—	(3,787)	(9,433)
Adjustment to redemption value/ Accretion of preferred shares	—	—	—	714	381	—	—	2	(1,097)	—	—	—	(1,095)
Net loss	—	—	—	—	—	—	—	—	(4,807)	—	—	(417)	(5,224)
Pension actuarial loss, net of tax	—	—	—	—	—	—	—	—	—	(211)	—	—	(211)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(5,435)

December 31, 2012	1,995	37,000	6,140	4,500	2,160	—	—	—	(106,831)	(472)	(1,788)	—	(109,091)
Stock based compensation	—	—	—	—	—	—	—	318	—	—	—	—	318
Dividends on preferred stock	—	—	—	—	—	—	—	—	(4,724)	—	—	—	(4,724)
Dividends on common stock	—	—	—	—	—	—	—	—	(5,443)	—	—	—	(5,443)
Dividends on unexercised warrants	—	—	—	—	—	—	—	—	(557)	—	—	—	(557)
Issuance of preferred stock	—	—	3,010	—	—	—	—	(380)	—	—	—	—	(380)
Adjustment to redemption value/ Accretion of preferred shares	—	7,489	850	—	—	—	—	—	(8,339)	—	—	—	(8,339)
Redemption of preferred stock	(1,995)	(44,489)	(10,000)	(4,500)	(2,160)	—	—	62	—	—	—	—	62
Net loss	—	—	—	—	—	—	—	—	(52,306)	—	—	—	(52,306)
Pension actuarial gain, net of tax	—	—	—	—	—	—	—	—	—	495	—	—	495
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(177)	—	—	(177)
Unrealized gain on available-for-sale security	—	—	—	—	—	—	—	—	—	111	—	—	111

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(51,877)

December 31, 2013	—	—	—	—	—	—	—	—	(178,200)	(43)	(1,788)	—	(180,031)
Stock based compensation	—	—	—	—	—	—	—	1,725	—	—	—	—	1,725
Capital contribution by JCEI	—	—	—	—	—	—	—	14,794	—	—	—	—	14,794
Repurchase of Common Stock	—	—	—	—	—	—	—	—	—	—	(500)	—	(500)
Treasury stock retirement	—	—	—	—	—	—	—	—	(2,288)	—	2,288	—	—
Net loss	—	—	—	—	—	—	—	—	(62,734)	—	—	—	(62,734)
Pension actuarial loss, net of tax	—	—	—	—	—	—	—	—	—	(1,035)	—	—	(1,035)
Currency translation adjustment	—	—	—	—	—	—	—	—	—	641	—	—	641
Unrealized gain on available-for-sale security	—	—	—	—	—	—	—	—	—	179	—	—	179

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(62,949)

December 31, 2014	$—	$—	$—	$—	$—	$—	$—	$16,519	$(243,222)	$(258)	$—	$—	$(226,961)

See accompanying Notes to Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2014, 2013 and 2012

NOTE 1: DESCRIPTION OF BUSINESS

        Jack Cooper Holdings Corp. and subsidiaries (the "Company" or "JCHC") was formed as IEP Carhaul LLC ("IEP"), a Delaware limited liability company, on May 6, 2009. Prior to the formation of IEP, the Company operated as Active Transportation Company LLC, Active Carhaul LLC, FNBC Acquisitions Group, Inc. and Active Carhaul Acquisition Inc. (collectively "Active"). On May 8, 2009, shareholders of Jack Cooper Transport Company, Inc. ("Jack Cooper" or "JCT") and Active entered into an agreement to exchange 100% of each respective company's common shares for common units and preferred interests of a newly formed company, IEP, as part of Active's acquisition of Jack Cooper. Active was deemed to be the acquiring entity in this merger.

        On June 1, 2010, IEP changed its name to Jack Cooper Holdings, LLC and completed the corporate reorganization by merging Active into Jack Cooper. On November 29, 2010, Jack Cooper Holdings, LLC converted from a limited liability company to a corporation and changed its name to Jack Cooper Holdings Corp. The merger was accounted for as a common control merger accounted for at historical, carryover basis.

        Merger.    On June 5, 2014, the Company completed a merger transaction (the "Merger"), pursuant to which JCHC became a wholly-owned subsidiary of Jack Cooper Enterprises, Inc. ("JCEI") and the stockholders of JCHC immediately prior to the Merger became the stockholders of JCEI. As a result, each outstanding share of JCHC's Class A Common Stock was converted into one share of JCEI's Class A Common Stock and each outstanding share of JCHC's Class B Common Stock was converted into one share of JCEI's Class B Common Stock. JCEI has no material operating activities other than being the sole stockholder of JCHC and as described below. On June 10, 2014, JCEI issued and sold $150 million aggregate principal amount of its 10.50%/11.25% Senior PIK Toggle Notes due 2019 (the "2019 Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A and in an offshore transaction pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Securities Act").

        The Company primarily earns revenues under multi-year or single-year contracts from the intrastate and interstate transportation of vehicles. Approximately 38%, 30%, and 13% of the Company's revenues were from its three largest customers, General Motors Company ("GM"), Ford Motor Company ("Ford"), and Toyota Motor Sales, USA, Inc. ("Toyota") for the year ended December 31, 2014; 51%, 16%, and 19% for the year ended December 31, 2013; and 52%, 14%, and 19% for the year ended December 31, 2012. These customers also collectively represented approximately 63% of accounts receivable at December 31, 2014 and 67% at December 31, 2013. Approximately 84% of the Company's employees are covered by collective bargaining agreements, the majority of which are effective through August 31, 2015.

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION

        Principles of Consolidation.    The accompanying consolidated financial statements of the Company include all the accounts of Jack Cooper Holdings Corp. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Jack Cooper Logistics, LLC ("JCL"), formed on November 9, 2010, was 79% owned by the Company until all remaining noncontrolling interests were purchased on December 31, 2012. On June 10, 2011, JCL purchased 75% of the issued and outstanding common stock of Auto Export

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

Shipping, Inc. ("AES"), and, on December 31, 2012, JCHC purchased the remaining 25% of the issued and outstanding common stock of AES. Accordingly, the noncontrolling interest presented as a component of stockholders' equity, net loss, and comprehensive loss represents ownership interests in AES and JCL not held by the Company prior to December 31, 2012.

        On December 27, 2013, the Company acquired certain operating assets of Allied Systems Holdings, Inc. (the "Allied Acquisition"). The acquisition has been accounted for as a business combination and the results of operations have been included in these consolidated financial statements from the date of acquisition.

        Foreign Currency.    The Company's financial condition and results of operations are recorded in multiple currencies, including the Canadian dollar and the Mexican peso. Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss). Gains and losses on certain of the Company's intercompany loans are included in Other, net in the condensed consolidated statements of comprehensive loss due to the intercompany loans not being considered long-term investment in nature.

        Use of Estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include those related to workers' compensation insurance, pension withdrawal liabilities, allowance for doubtful accounts, the recoverability and useful lives of assets, litigation provisions and income taxes. Estimates are revised when facts and circumstances change. As such, actual results could differ materially from those estimates.

        Cash and Cash Equivalents.    The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2014 and 2013, cash equivalents consisted primarily of short-term cash deposits. Restricted cash of $0.1 million and $0.9 million at December 31, 2014 and 2013, respectively, represented certificates of deposits related to merchant services provided by the Company for 2014 and 2013 and escrow deposits of dividends for the benefit of holders of unexercised warrants for 2013.

        Revenue Recognition.    The Company's operating revenues are principally derived from its operations as a contract carrier. Carrier operating revenues are recognized when persuasive evidence of an arrangement exists, the customer takes ownership of the cargo and assumes risk of loss, collection of the relevant receivable is probable, and the contract price is fixed or determinable. Carrier operating revenues are recognized at the time the cargo is delivered and expenses are recognized as incurred. Fuel surcharges collected from customers are recognized at the time the cargo is delivered, reported gross and are included in operating revenues. Yard management, brokerage, inspections, and other revenues are recognized as the service is performed. Revenues primarily derived from the Company's operations as a non-asset based carrier are from non-asset based ocean freight motorized vehicle transportation services. Ocean freight services revenues include the charges by the Company for

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

carrying the shipments when the Company acts as a Non-Vessel Operating Common Carrier. Based upon the terms in the contract of carriage, gross revenues related to shipments where the Company issues a House Ocean Bill of Lading are recognized at the time the freight is tendered to the direct carrier at origin. Costs related to the shipments are also recognized at this time.

        Accounts Receivable, net.    Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable are typically due within 15-47 days after the issuance of the invoice. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the customer's financial condition, the amount of receivable in dispute, aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The allowance for doubtful accounts totaled $2.8 million and $0.7 million as of December 31, 2014 and 2013, respectively.

        Following is a rollforward of the allowance for doubtful accounts activity:

(in thousands)	Beginning of Year	Charged to Costs and Expenses	Write-offs and Recoveries	End of Year
Allowance for doubtful accounts:
December 31, 2014	$690	1,996	82	$2,768
December 31, 2013	$473	524	(307)	$690
December 31, 2012	$259	299	(85)	$473
        Prepaid Expenses.    Prepaid expenses consist primarily of prepaid insurance and parts inventory. Prepaid insurance is expensed over the term of the policy. Parts inventory is expensed when placed on carrier revenue equipment.

        Long-Lived Assets.    Purchases of property and equipment are recorded at cost. Costs related to refurbishment and improvements of idle or used carrier revenue equipment are capitalized as incurred. These costs, and the associated equipment, are classified as construction in progress until placed into service, at which time they are reclassified as carrier revenue equipment. Repairs and maintenance costs are expensed as incurred. Purchased intangible assets and property and equipment associated with acquisitions are recorded at their estimated fair value at the time of acquisition.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

        Property and equipment as of December 31, 2014 and 2013 were as follows:

(in thousands)	2014	2013
Land	$7,045	$8,495
Carrier revenue equipment	256,028	248,359
Buildings and equipment	33,093	28,945
Leasehold improvements	3,808	2,854
Construction in process	2,951	4,893

	302,925	293,546
Less: accumulated depreciation	141,952	100,248

Property and equipment, net	$160,973	$193,298

        As a result of the Allied Acquisition, the Company identified $1.7 million of assets that met the criteria for classification as assets held for sale of which $0.4 million remain unsold as of December 31, 2014. These assets primarily consist of carrier revenue equipment that does not fit the Company's fleet needs. During the fourth quarter of 2014, the Company identified $2.2 million of real property at one location that it intends to sell and which is classified as held for sale at December 31, 2014. The Company plans to sell substantially all of these identified assets during 2015 and, as such, the assets were measured at fair value less cost to sell. The Company has approximately $2.6 million and $1.7 million in assets held for sale as of December 31, 2014 and December 31, 2013, respectively, in the consolidated balance sheets.

        Depreciation and amortization is calculated on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Depreciation expense of property and equipment totaled $46.3 million, $22.5 million and $22.1 million for the years ended December 31, 2014, 2013 and 2012, respectively. Amortization expense of intangibles totaled $4.2 million, $2.8 million and $2.7 million for the years ended December 31, 2014, 2013 and 2012, respectively.

        The estimated useful lives for each major classification of long-lived asset are as follows:

Carrier revenue equipment	9 - 12 years
Buildings and equipment	3 - 15 years
Leasehold improvements	1 - 5 years
Finite-lived intangibles	3 - 10 years

        The Company performs periodic reviews of the appropriateness of depreciable lives for each category of property and equipment, taking into consideration actual usage, physical wear and tear, and replacement history to determine remaining life of our asset base.

        Long-lived assets, such as property and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, impairment is

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party appraisals, as necessary. No long-lived asset impairment was recognized during the years ended December 31, 2014, 2013 or 2012.

        Goodwill and Indefinite-Life Intangibles.    Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment as of November 30 or more frequently if circumstances indicate that impairment may exist. In assessing indefinite lived assets not subject to amortization (certain of our customer relationships) the Company assesses qualitative factors to determine if it is more likely than not that the fair value of the customer relationship exceeds its carrying value. If the qualitative assessment is inconclusive, the Company performs Step 1 of a two-step process to compare the fair value of the customer relationship to the carrying value. If Step 1 indicates the fair value is less than the carrying value, the Company performs Step 2 of the assessment to determine the difference between the implied fair value of the customer relationship and the carrying amount. Based on qualitative factors, the Company determined that it is not more likely than not that the fair value of the customer relationship is less than its carrying amount. In assessing goodwill for impairment, the Company initially evaluates qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive and it is necessary to calculate the fair value of a reporting unit, then a two-step process is utilized to test goodwill for impairment. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying value, including goodwill, is performed utilizing an income approach and market approach. The income approach develops an estimated fair value based on a discounted cash flow, where the estimated fair value is calculated by discounting projected future cash flows. The market approach compares actual market transactions of businesses that are similar to those of the Company. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future pricing and costs, and future capital expenditures requirements. In some cases, judgment is also required in assigning probability weighting to the various future cash flow scenarios.

        Any one event or a combination of events such as a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, could require an interim assessment prior to the next required annual assessment.

        Deferred Financing Costs.    Costs incurred to obtain debt financing are capitalized and amortized to interest expense using the effective interest method. During 2013, the Company wrote off $12.4 million and $6.0 million of deferred financing costs and accumulated amortization, respectively, related to the extinguishment of the 12.75% Senior Secured Notes due 2015 (referred to herein as the Company's previously issued senior notes). In June 2013, the Company capitalized $8.7 million of deferred financing costs related to the issuance of its $225 million aggregate principal amount of 9.25% Senior Secured Notes due 2020 (the "2020 Notes"). Also during 2013, the Company capitalized, fully amortized, and wrote off $6.8 million of deferred financing costs related to a backstop financing commitment to fund the Allied Acquisition. Additionally, during 2013, the Company capitalized

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

$1.0 million of deferred financing costs related to modifications to the terms of the amended and restated credit agreement with Wells Fargo Capital Finance, LLC (the "Credit Facility"). Amortization of deferred financing costs for the years ended December 31, 2014, 2013 and 2012 was $2.3 million, $9.2 million and $2.9 million, respectively, which is reflected in interest expense, net on the consolidated statements of comprehensive loss.

        Income Taxes.    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is more likely than not of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of income tax expense.

        Claims and Self Insurance Accruals.    Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the claim settlement costs that insurance does not cover can be reasonably estimated. Unallocated loss expenses and claims handling expenses incurred in connection with loss contingencies are expensed as incurred. The Company self-insures its workers' compensation and as the retention level on current cargo claims policy is the same as the policy limit, the Company is self-insured on cargo claims. In addition, the Company retains liability for a significant portion of risks related to workers' compensation, trucker's liability, general liability and auto liability claims, including current and long-term portions, related to events occurring prior to July 27, 2009 when the Company entered into its arrangement with its current workers' compensation provider. The Company was fully insured, subject to annual policy limits, for commercial general liability and auto liability claims as of December 31, 2014 and 2013.

        The Company measures the liabilities associated with workers' compensation primarily through actuarial methods, which include estimates for the aggregate liability of claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis as timing of the cash outflows to satisfy the liability is not fixed or reliably determinable. These estimates are based on historical loss experience and judgments about the present and expected levels of claim frequency and severity and the time required to settle claims. The effect of future inflation for costs is considered in the analysis. Adjustments to previously established reserves are included in operating results in the year of adjustment. The accrual for workers' compensation claims totaled $16.2 million and $19.8 million at December 31, 2014 and 2013, respectively, and is included in claims reserves, less current portion of $11.5 million and $13.9 million, respectively, which are recorded in accounts payable and other accrued

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

liabilities. Expense for workers' compensation is recognized in operating expense—compensation and benefits on the consolidated statement of comprehensive loss. We present estimated insurance reserves without reduction for related per-claim insurance maximum exposure retention amounts for which corresponding assets have been recorded of $1.5 million and $1.3 million as of December 31, 2014 and 2013, respectively.

        The accrual for cargo claims totaled $5.3 million and $3.8 million at December 31, 2014 and 2013, respectively, and is included in other accrued liabilities. Liabilities for self-insurance for group health claims are included in accounts payable and totaled $1.5 million and $0.8 million at of December 31, 2014 and 2013, respectively.

        Following is a rollforward of the claims and insurance reserve accounts activity:

(in thousands)	Beginning of Year	Charged to Costs and Expenses	Payments and Other	Allied Acquisition	End of Year
Claims reserves:
December 31, 2014	$24,387	54,840	(56,281)	—	$22,946
December 31, 2013	$36,807	29,171	(42,841)	1,250	$24,387
December 31, 2012	$44,008	35,854	(43,055)	—	$36,807

        Fair Value Measurements.    The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

  •
  Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

  •
  Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

  •
  Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

        Recently Issued Accounting Standards.    In August 2014, the Financial Accounting Standards Board ("FASB") issued guidance on the disclosure of uncertainties about an entity's ability to continue as a going concern. This standard provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The guidance is effective for annual reporting periods ending after December 15, 2016, and early adoption is permitted. We expect to adopt this guidance on January 1, 2017. We do not expect the adoption of this guidance to have any impact on our financial position, results of operations or cash flows.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 2: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

        In May 2014, the FASB issued guidance on revenue recognition. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is not permitted, and the guidance must be applied retrospectively or modified retrospectively. We expect to adopt this guidance for our fiscal year ended December 31, 2016. We have not yet determined the impact the adoption of this guidance will have on our financial position, results of operations or cash flows, if any.

NOTE 3: ACQUIRED INTANGIBLE ASSETS AND GOODWILL

        The Company had total goodwill of $46.6 million and $46.5 million as of December 31, 2014 and 2013 and net intangible assets of $33.4 million and $37.7 million as of December 31, 2014 and 2013, respectively.

        The tables below present the change in carrying values by segment:

	Indefinite Lived		Definite Lived
Transport Segment (in thousands)	Goodwill	Customer Relationships	Customer Relationships	Vendor Relationships	Non-Compete Agreement	Trade Names	Total Intangibles
Balance at December 31, 2011	$11,138	$20,356	$6,823	$—	$1,500	$—	28,679
Amortization	—	—	(986)	—	(360)	—	(1,346)

Balance at December 31, 2012	$11,138	$20,356	$5,837	$—	$1,140	$—	27,333
Acquisitions	15,408	—	4,440	—	756	660	5,856
Amortization	—	—	(1,025)	—	(360)	—	(1,385)

Balance at December 31, 2013	$26,546	$20,356	$9,252	$—	$1,536	$660	31,804
Segment reclassification	(816)	—	(1,038)	—	—	(660)	(1,698)
Acquisitions	(586)	—	—	—	72	—	72
Amortization	—	—	(1,337)	—	(774)	—	(2,111)

Balance at December 31, 2014	$25,144	$20,356	$6,877	$—	$834	$—	$28,067

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 3: ACQUIRED INTANGIBLE ASSETS AND GOODWILL (Continued)

	Indefinite Lived		Definite Lived
Logistics Segment (in thousands)	Goodwill	Customer Relationships	Customer Relationships	Vendor Relationships	Non-Compete Agreement	Trade Names	Total Intangibles
Balance at December 31, 2011	$18,781	$—	$2,194	$797	$2,783	$—	$5,774
Amortization	—	—	(443)	(326)	(626)	—	(1,395)

Balance at December 31, 2012	$18,781	$—	$1,751	$471	$2,157	$—	$4,379
Impairment	(4,663)	—	—	—	—	—	—
Acquisitions	5,847	—	1,990	—	—	900	2,890
Amortization	—	—	(447)	(326)	(626)	—	(1,399)

Balance at December 31, 2013	$19,965	$—	$3,294	$145	$1,531	$900	5,870
Segment reclassification	816	—	1,038	—	—	660	1,698
Acquisitions	838	—	—	—	—	—	—
Amortization	—	—	(1,171)	(145)	(626)	(74)	(2,016)
Currency translation adjustment	(180)	—	(116)	—	—	(77)	(193)

Balance at December 31, 2014	$21,439	$—	$3,045	$—	$905	$1,409	$5,359

        During the fourth quarter of 2013, as part of the annual impairment test, the Company determined the book value of goodwill at AES within the Logistics segment exceeded its fair value and recognized $4.7 million of goodwill impairment. The decrease in fair value of the AES reporting unit was due to revised projected sales growth rates, profit, and cash flows that were below the Company's previous projections, partially as a result of governmental budgetary issues which have curtailed capital investment for infrastructure projects in Nigeria, a major market for AES. These issues have caused one revenue stream of the Company's logistics business, shipments of large machinery from the U.S., to decline. The Company determined the fair value of the AES reporting unit using a combination of an income approach using discounted cash flow analysis and a market approach comparing actual market transactions of businesses that are similar to those of the Company. In addition, market multiples of publicly traded guideline companies were also considered. The Company considered the relative strengths and weaknesses inherent in the valuation methodologies utilized in each approach and consulted with a third party valuation specialist to assist in determining the fair value. Based on this analysis, it was determined that the fair value did not exceed carrying value and performing Step 2 of the analysis was required. Based on the Step 2 analysis, a $4.7 million impairment charge was recorded. During the fourth quarter of 2014, based on operating results to date, the Company performed Step 1 analysis using the same approach as discussed above and concluded that the fair value exceeded the carrying value of AES and therefore no Step 2 analysis was necessary. Future impairments could occur if growth of sales and profits fail to meet projections. No impairment was recorded for the years ended December 31, 2014 and 2012.

        Goodwill, customer relationships, and trade names of $0.8, $1.0 million, and $0.7 million, respectively, related to Mexican assets acquired in connection with the Allied Acquisition reported under the Transport segment as of December 31, 2013 is reported in the Logistics segment as of December 31, 2014.

        Definite-lived intangible assets are amortized on a straight-line basis over a period between 4 and 10 years for Transport customer relationships and between 4 and 5.5 years for Logistics customer

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 3: ACQUIRED INTANGIBLE ASSETS AND GOODWILL (Continued)

relationships, 3 years for Logistics vendor relationships, 20 years for Logistics trade names, and between 3 and 5 years for non-compete agreements. Estimated annual amortization expense on definite-lived intangible assets as of December 31, 2014 is expected to total $3.9 million for 2015, $3.2 million for 2016, $2.2 million for 2017, $1.0 million for 2018, $0.7 million for 2019, and $2.5 million thereafter.

NOTE 4: LINE OF CREDIT

        The Company is party to the Credit Facility which provides a revolving line of credit of $100 million, with the amount available to borrow determined by a borrowing base calculation based on accounts receivable and vehicles owned less letters of credit and other offsets. The Credit Facility is subject to certain borrowing base limitations and matures at the earlier of (i) June 18, 2018 or (ii) the date that is 90 days prior to the then extant maturity date of the Term Loan; provided, however, that such Term Loan may be refinanced, amended, restated, modified, changed, or replaced and in so doing the extant maturity date may be extended. In the event that the Company repays the Term Loan prior to its maturity date, the maturity date of the Credit Facility is June 18, 2018. As of December 31, 2014, there were $72.7 million in outstanding borrowings under the Credit Facility with a weighted average interest rate of 3.62%. At December 31, 2013, there was $51.5 million in outstanding borrowings under the Credit Facility. As of December 31, 2014, the Company had $21.8 million available for borrowings.

        All borrowings under the Credit Facility bear interest at the Base Rate plus the Base Rate Margin, or at the Company's option, at the LIBOR Rate plus the LIBOR Rate Margin (in minimum amounts of $1 million). The Base Rate is the greatest of (a) the Federal Funds Rate plus 50 basis points (b) the one-month LIBOR Rate plus one percentage point, and (c) the lenders' prime rate. The applicable Base Rate Margin is based on the average monthly excess availability for the prior month when compared to the Maximum Revolver Amount (as defined by the Credit Facility) of $100 million. If the average monthly excess availability is greater than 66% of the Maximum Revolver Amount, the Base Rate Margin will be 1.25 percentage points; if the average monthly excess availability is less than or equal to 66% of the Maximum Revolver Amount but greater than 33% of the Maximum Revolver Amount, the Base Rate Margin will be 1.50 percentage points and if the average monthly excess availability is less than or equal to the Maximum Revolver Amount, the Base Rate Margin is 1.75 percentage points. The LIBOR Rate Margin is 2.25 percentage points if the average monthly excess availability is greater than 66% of the Maximum Revolver Amount, 2.5 percentage points if the average monthly excess availability is less than or equal to 66% of the Maximum Revolver Amount but greater than 33% of the Maximum Revolver Amount and 2.75 percentage points if the average monthly excess availability is less than or equal to 33% of the Maximum Revolver Amount. If at any time an Event of Default occurs, the LIBOR option would no longer be available. Letters of credit will bear interest at the LIBOR Rate Margin.

        The Credit Facility contains customary representations, warranties and covenants including, but not limited to, certain limitations on the Company's and its subsidiaries' ability to incur additional debt, guarantee other obligations, create or incur liens on assets, make investments or acquisitions, make certain dispositions of assets, make optional payments or modifications of certain debt instruments, pay dividends or other payments to our equity holders, engage in mergers or consolidations, sell assets, change our line of business and engage in transactions with affiliates. If availability under the Credit

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 4: LINE OF CREDIT (Continued)

Facility falls below 12.50% of the Maximum Revolver Amount, the Company will be required to maintain a fixed charge coverage maintenance ratio of at least 1.10:1.00 for a specified time. If excess availability under the Credit Facility falls below 12.50% of the Maximum Revolver Amount, the lender may automatically sweep funds from the Company's cash accounts to pay down the revolver. At December 31, 2014 and 2013, the Company's availability under the Credit Facility exceeded the specified threshold amounts and accordingly, the Company was not in a financial covenant period.

        The Company uses the Credit Facility for working capital needs, borrowing from, and repaying the facility on a short-term basis. Borrowings under the Credit Facility are reflected within current liabilities on the consolidated balance sheets.

NOTE 5: LONG-TERM DEBT AND OTHER LIABILITIES

        2020 Notes.    On June 18, 2013, the Company issued and sold $225.0 million of 2020 Notes through a private placement to qualified institutional buyers pursuant to Rule 144A, promulgated under the Securities Act of 1933 (the "Securities Act"), as amended. The Company issued an additional $150 million principal amount of the 2020 Notes in connection with the financing of the Allied Acquisition. Interest on the 2020 Notes is payable semi-annually in cash in arrears on June 1 and December 1 of each year commencing December 1, 2013.

        The 2020 Notes are guaranteed on a full and unconditional basis by all of the Company's domestic subsidiaries. In connection with the issuance of the 2020 Notes, the Company and certain of its subsidiaries entered into a Security Agreement (the "Security Agreement"), pursuant to which the 2020 Notes and related guarantees are secured by (i) a second-priority security interest in the assets that secure the Credit Facility (including rigs and other vehicles, accounts receivable, inventory, deposit and security accounts and tax refunds), and (ii) a first-priority security interest in certain other of the Company's assets, including the outstanding equity of the Company's domestic subsidiaries and 65% of the outstanding equity of the Company's first-tier foreign subsidiaries. Further, the Security Agreement provides that in the event that Rule 3-16 of Regulation S-X under the Securities Act requires or would require the filing with the Securities and Exchange Commission of separate financial statements of any guarantor of the Company due to the fact that such guarantors' securities secure the 2020 Notes, then such securities shall to the extent necessary to eliminate the need for such filing, automatically be deemed not to constitute security for the 2020 Notes (the "Collateral Cutback Provision"). Rule 3-16 of Regulation S-X requires separate financial statements for any subsidiary whose securities are collateral, if the par value, book value or market value, whichever is greater, of its capital stock pledged as collateral equals 20% or more of the aggregate principal amount of the notes secured thereby.

        The collateral under the Security Agreement includes capital stock of the following companies:

  (i)
  Areta, S. de R.L. de C.V.,

  (ii)
  Auto Export Shipping, Inc.,

  (iii)
  Axis Logistica, S. de R.L. de C.V.,

  (iv)
  Axis Operadora Guadalajara, S.A. de C.V.,

  (v)
  Axis Operadora Hermosillo, S.A. de C.V.,

  (vi)
  Axis Operadora Monterrey, S.A. de C.V.,

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 5: LONG-TERM DEBT AND OTHER LIABILITIES (Continued)

  (vii)
  Axis Operadora Mexico, S.A. de C.V.,

  (viii)
  Axis Logistics Services, Inc.,

  (ix)
  Auto Handling Corporation,

  (x)
  Jack Cooper CT Services, Inc.,

  (xi)
  Jack Cooper Logistics, LLC,

  (xii)
  Jack Cooper Rail and Shuttle, Inc.,

  (xiii)
  Jack Cooper Specialized Transport, Inc.,

  (xiv)
  Jack Cooper Transport Company Inc.,

  (xv)
  JCH Mexico, S. de R.L. de C.V.,

  (xvi)
  JCSV Dutch 1 C.V.,

  (xvii)
  JCSV Dutch B.V.

  (xviii)
  Pacific Motor Trucking Company

        In accordance with the Collateral Cutback Provision, the collateral securing the 2020 Notes and the related guarantees includes shares of capital stock only to the extent that the applicable value of such capital stock, determined on an entity-by-entity basis, is less than 20% of the principal amount of the 2020 Notes outstanding.

        The Company has determined that the book and market value of the capital stock of Jack Cooper Transport Company Inc. exceeded 20% of the principal amount of the 2020 Notes (i.e., $75 million) as of December 31, 2014. As a result of the Collateral Cutback Provision, the pledge of the capital stock of JCT with respect to the 2020 Notes is limited to its capital stock with an applicable value of less than $75 million. The aggregate percentage of the Company's consolidated assets and revenues represented by JCT as of December 31, 2014 is estimated to be 86% and 94%, respectively.

        As described above, the assets of JCT (and of the Company's other domestic subsidiaries) have been separately pledged as security for the 2020 Notes and it is a guarantor of the obligations under the 2020 Notes. No other subsidiary whose capital stock has been pledged is currently subject to the Collateral Cutback Provision. The Company determined the book value of each subsidiary whose capital stock constitutes collateral under the Security Agreement based on the book value of the equity securities of each such subsidiary as carried on the Company's balance sheet as of December 31, 2014, prepared in accordance with GAAP. JCT and the Company's other subsidiaries' market value was based on internal estimates of fair market value and did not include a third party valuation. Therefore, it should not be considered an indication as to what any such subsidiary might be able to be sold for in the market.

        The portion of the capital stock of the Company and the subsidiaries constituting collateral securing the 2020 Notes and the related guarantees may decrease or increase as the applicable value of such capital stock changes. As long as the applicable value of the capital stock of JCT exceeds 20% of the principal amount of the 2020 Notes, the value of its capital stock securing the notes and related

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 5: LONG-TERM DEBT AND OTHER LIABILITIES (Continued)

guarantees will not change. If the applicable value of the capital stock of JCT falls below 20% of the principal amount of the notes, 100% of the capital stock of that entity will secure the obligations under the 2020 Notes and related guarantees.

        The proceeds from the 2020 Notes and availability under the Credit Facility discussed in Note 4 were primarily used for the repurchase of $157.5 million aggregate principal amount of the Company's previously issued senior notes (as further described below), the redemption of the Company's preferred stock (as discussed in Note 6), payment of fees associated therewith and the Allied Acquisition. The Company recognized a loss on extinguishment of $22.4 million related to the redeemed notes during the year ended December 31, 2013, which includes $1.3 million of prepayment penalties related to untendered notes redeemed in July 2013 not included in loss on extinguishment within the consolidated statement of cash flows. The loss on extinguishment is included with interest expense, net in the consolidated statement of comprehensive loss.

        In connection with the issuance of the 2020 Notes, the Company entered into a registration rights agreement, pursuant to which the Company is required to register 2020 Notes under the Securities Act (the "Exchange Notes") having substantially identical terms to the 2020 Notes and to complete an exchange of the privately placed 2020 Notes for the publically registered Exchange Notes, or under certain circumstances, to file and keep effective a shelf registration statement for resale of the 2020 Notes. Failure of the Company to meet the requirements of the registration rights agreements within one year of June 18, 2013 triggers a requirement that the Company pay additional interest of up to 1% of the face value of the 2020 Notes until the Company has achieved compliance therewith. The additional interest rate begins at 0.25% for the first 90 day period following June 18, 2014 and will increase by 0.25% each ninety day period thereafter but shall not exceed 1%. As of December 31, 2013, the Company considered the relevant facts and circumstances and determined that an accrual of $2.5 million related to additional interest under the registration rights agreements was required as the Company did not expect to be able to register the 2020 Notes until June 2015. As of December 31, 2014, the Company considered the relevant facts and circumstances and determined that an accrual of $1.9 million, in addition to the $2.5 million accrued during 2013, is necessary to allow for registration and exchange of the 2020 Notes by December 2015. Because the Company did not complete the exchange offer in a timely manner pursuant to the registration rights agreements, the interest rate has increased, and as of December 31, 2014, interest accrues at 10.0% per annum.

        The Indenture contains certain covenants, including covenants which, subject to certain exceptions, limit the ability of the Company and its restricted subsidiaries (as defined in the Indenture) to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create liens on assets of the Company or the guarantors. The Company was in compliance with all applicable covenants as of December 31, 2014 and 2013 under the Indenture, except for the payment of Additional Interest of $0.6 million for interest accrued from June 19, 2014 to November 30, 2014, which was inadvertently not correctly included with the regular interest rate payment on December 1, 2014. The additional interest was accrued within our consolidated financial statements as of December 31, 2014 and was paid March 6, 2015, which cured the default under the Indenture. The Company received a waiver from the Credit Facility lender group which waived a cross-default created under the Credit Facility as a result of the Indenture default upon the payment of the additional interest.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 5: LONG-TERM DEBT AND OTHER LIABILITIES (Continued)

        Tender Offer and Consent Solicitation for Previously Issued Senior Notes.    On June 3, 2013, the Company launched a tender offer and consent solicitation for its previously issued senior secured notes. Holders of $136.7 million aggregate principal amount (approximately 87%) validly tendered their previously issued senior secured notes. As part of the tender offer and consent solicitation, the holders of the previously issued senior notes consented to (i) eliminate most of the restrictive covenants and certain events of default contained in the indenture governing the notes (the "JCHC Indenture") and (ii) release all liens of the collateral agent in the collateral securing such notes. Adoption required consents from holders of at least 66 2/3% in aggregate principal amount outstanding of the previously issued senior notes. The Company received the requisite consents and, on June 18, 2013, the Company accepted the notes that had been tendered. Further, on June 18, 2013, the Company delivered a notice of redemption to the remaining holders of the notes, which redemption occurred on July 18, 2013.

        Long-term debt was comprised of the following as of December 31:

(in thousands)	2014	2013
9.25% Senior Secured Notes	$375,000	$375,000
Premium on 9.25% Senior Secured Notes	6,786	7,697
Other(A)	1,433	1,680
Mortgage(B)	1,854	1,902
Note Payable(C)	3,316	3,444
Note Payable(D)	597	1,565
Note Payable(E)	3,043	—

	392,029	391,288
Less: current maturities	(4,064)	(1,383)

	$387,965	$389,905

(A)
Unsecured note payable to a vendor with monthly payments of principal and interest at a fixed interest rate of 6.42%; maturing January 1, 2020.

(B)
Real estate note with monthly payments of principal and interest at 4.73% maturing September 14, 2018.

(C)
Pension withdrawal liability with quarterly payments of principal and interest at a fixed rate of 6.5%, maturing December 31, 2031.

(D)
Pension withdrawal liability with quarterly payments of principal and interest of $0.3 million maturing September 30, 2015.

(E)
Pension withdrawal liability with monthly payments of principal and interest of $0.4 million maturing August 10, 2015.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 5: LONG-TERM DEBT AND OTHER LIABILITIES (Continued)

        Aggregate annual maturities of long-term debt at December 31, 2014, excluding bond premium:

(in thousands)
2015	$4,064
2016	452
2017	481
2018	2,142
2019	413
Thereafter	377,691

$385,243

        Backstop Financing Commitment.    On August 30, 2013, the Company entered into a backstop financing commitment with one holder of the Company's Class B common stock which provided for a $100 million senior secured term loan facility to fund the Allied Acquisition. In partial consideration for the backstop financing commitment the Company paid the holder of Class B common stock approximately $5.0 million which was recorded as current deferred financing costs on the consolidated balance sheet and was subsequently amortized to interest expense over the expected life of the financing commitment. The commitment expired on December 27, 2013, concurrent with the closing of the Allied Acquisition. Upon issuance of the Finance Co. Notes this commitment was terminated. The Company also granted the holder a put and a warrant which are further discussed in Note 6.

        Other Liabilities.    Other liabilities is comprised of the following as of December 31:

(in thousands)	2014	2013
Estimated pension withdrawal liabilities(A)	$8,842	$12,300
Severance and non-compete(B)	2,882	—
Registration rights(C)	4,361	2,486
Tax liability(D)	500	485
Warrants	—	2,085
Other(E)	51	1,094

	16,636	18,450
Less current maturities(F)	(5,978)	(2,042)

	$10,658	$16,408

(A)
Loss contingencies related to estimated pension withdrawals.

(B)
Unsecured payables for separation and non-compete agreements maturing between January2015 and September 2019.

(C)
Registration rights interest expense accrual.

(D)
Unrecognized tax benefits.

(E)
Deferred operating leases amortizing through September 2015.

(F)
Included as a component of other accrued liabilities.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION

        In connection with the Merger, all shares of Class A Common Stock and Class B Common Stock of the Company were converted into an equal number of shares of Class A Common Stock and Class B Common Stock of JCEI, and all outstanding warrants and options to purchase shares of Common Stock in the Company were converted into warrants and options to purchase shares of Common Stock in JCEI, respectively.

        Subsequent to the offering of the 2019 Notes, JCEI made a net contribution of $13.1 million to the Company primarily used to pay down the outstanding balance on the Credit Facility. The capital contribution from JCEI is included in the consolidated financial statements as additional paid-in capital.

        Common Stock.    The certificate of incorporation of the Company prior to the Merger, and of JCEI subsequent to the Merger, authorizes the issuance of up to 10 million shares of common stock, $0.0001 par value share. The common stock is separated into two (2) classes: Class A Common Stock consisting of 8 million authorized shares and Class B Common Stock consisting of 2 million authorized shares. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions of the common stock are subject and subordinate to those that may be fixed with respect to any shares of the preferred stock described below. Except as otherwise required by the General Corporation Law of the State of Delaware ("DGCL"), the holders of Class A Common Stock possess all voting powers for all purposes, including the election of directors. The holders of Class B Common Stock have no voting power on or any right to participate in any proceedings in which the Company or its stockholders take action. Each share of Class A Common Stock has one vote on each matter submitted to a vote of stockholders. The holders of shares of Class A Common Stock vote together with all other shares of capital stock as a single class on all matters submitted for a vote or consent of stockholders except where otherwise required by law or as set forth in the certificate of incorporation. Subject to the rights and privileges of any then outstanding shares of preferred stock, dividends may be declared and paid on the common stock from lawfully available funds as and when determined by the Board of Directors. In the event of liquidation, the holders of shares of common stock are entitled to receive all assets of JCEI, which includes all assets of the Company, available for distribution to stockholders, subject to the rights and preferences of any then outstanding shares of preferred stock.

        Preferred Stock.    The certificate of incorporation of the Company prior to the Merger, and of JCEI subsequent to the Merger, authorizes the issuance of up to 5 million shares of preferred stock, $0.0001 par value per share. The Board of Directors is authorized to provide for the issuance of all or any shares of preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the DGCL, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

of the assets of JCEI; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions. No preferred stock was outstanding as of December 31, 2014 and 2013.

Preferred Stock Issuance

        On March 11, 2011, in connection with the acquisition of DMT Trucking, Inc., the Company's Board of Directors established a series of preferred stock that consisted, as of December 31, 2012 of 199,463 shares of authorized preferred stock, par value $.0001 per share, and was designated Series A Preferred Stock (the "Series A Preferred Stock"). Upon issuance, the Series A Preferred Stock was recorded at its estimated fair value of $1.7 million. The issuance price of the Series A Preferred Stock was $10.00 per share. The Series A Preferred Stock was subject to possible forfeiture and cancellation. The holders of Series A Preferred Stock were entitled to receive cumulative dividends that accrue at a rate equal to 8% per year, subject to certain increases upon an event of default.

        The holders of Series A Preferred Stock were not entitled to participate with the holders of the Company's common stock in any dividends paid or set aside for payment (whether or not dividends are payable in cash or shares of common stock). In the event of any liquidation, dissolution, winding up, or change in control of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock were entitled to be paid first out of the assets of the Company available for distribution to holders of the Company's capital stock of all classes and before any sums shall be paid or any assets distributed among the holders of shares of any Common Stock or any other class of capital stock of the Company other than any preferred stock that is not Prohibited Preferred Stock (as defined in the Certificate of Designations), an amount per share equal to the Original Purchase Price, plus an amount equal to the accrued and unpaid dividends. If the assets of the Company were insufficient to permit the payment in full, then the entire assets of the Company available for such distribution were to be distributed ratably. At any time and from time to time, the Company could, at its option redeem all (or less than all) of the outstanding Series A Preferred Stock subject to the terms included in the Certificate of Designations. The Series A Preferred Stock was not convertible.

        On May 6, 2011, the Company issued 370,000 shares of Series B Non-Convertible Preferred Stock ("Series B Preferred Stock") and warrants to purchase 82,962 shares of its Class B Common Stock for an aggregate purchase price of $37.0 million in a private placement in reliance on Section 4(2) under the Securities Act. The issuance price of the Series B Preferred Stock was $100.00 per share (an estimated fair value of $32.0 million at time of issuance). The warrants, with an estimated fair value of $5.0 million at time of issuance, entitled the holders to purchase shares of Class B Common Stock of the Company at an exercise price of $0.01 per share and were substantially identical to the warrants issued by the Company in connection with its Notes offering in November 2010 that are described below under "Warrants."

        On December 28, 2012, the Company issued 67,568 shares of Series C Non-Convertible Preferred Stock ("Series C Preferred Stock") from a planned 100,000 share series in a private placement in reliance on Section 4(2) under the Securities Act. The shares were issued at a discount for an aggregate purchase price of $5.4 million for net proceeds of $5.3 million. The issuance price of the Series C Preferred Stock was $100.00 per share (an estimated total fair value of $6.1 million net of

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

$0.1 million of fees). On January 25, 2013, following completion of a right of first offer to holders of the Company's Series B Non-Convertible Preferred Stock, the remaining 32,432 shares were issued for an aggregate purchase price of $2.6 million. As described below, the Series C Preferred Stock was redeemed in full in July 2013 and no Series C Preferred Stock was outstanding as of December 31, 2014.

        The Series A and C Preferred Stock had dividend, liquidation and redemption preferences ahead of any other class of preferred stock or common stock and ranked pari passu with each other. The Series B Preferred Stock was junior to the Series A and C Preferred Stock but had dividend, liquidation and redemption preferences ahead of any other class of preferred stock or common stock. The liquidation preference of the Series B and C Preferred Stock was equal to its initial issue price plus any accrued and unpaid dividends. Dividends on the Series B and C Preferred Stock accrued on the liquidation preference at the rate of 20% per annum of which (a) 12.5% were payable in cash and if not paid would accrue to the liquidation preference and compound; and (b) 7.5%, at the Company's option, would be (i) paid in cash or (ii) accrued to the liquidation preference and compounded, in each case, on a quarterly basis and subject to certain adjustments (dividends on Series C Preferred Stock were to commence January 1, 2014). If the Company failed to pay a scheduled cash dividend (a) on the Series B Preferred Stock, the dividend rate on the cash portion of the dividend would increase by 5% for each quarter in which the dividends remain unpaid (subject to a cap of 20%), (b) on the Series C Preferred Stock, the dividend rate on the cash portion of the dividend would increase by an aggregate 5% through the period of default and (c) holders of the majority of the outstanding Series B and C Preferred Stock would have veto rights over certain specified corporate actions of the Company.

        In connection with their purchase of Series C Preferred Stock, holders of approximately 75% of the Series B Preferred Stock agreed to permit the Company to purchase their outstanding Series B Preferred Stock (so long as the Company is also redeeming the Series C Preferred Stock) at a price equal to the lower of 120% of the original purchase price of the Series B Preferred Stock plus accrued and unpaid dividends through the date of purchase and the redemption price described above.

        On December 31, 2012, the Company issued 45,000 shares of Series D Non-Convertible Preferred Stock and 21,600 shares of Series E Non-Convertible Preferred Stock (together "Series D and E") in connection with the purchase of noncontrolling equity interests in AES and JCL, respectively. The issuance price of the Series D and E was $100.00 per share (an estimated total fair value of $3.8 million and $1.8 million, respectively).

        The holders of Series D and E were entitled to receive dividends that accrued at a rate of 8% per year on the initial purchase price quarterly. Dividends were only payable following the liquidation, dissolution, or winding up of the Company or upon the redemption of such shares. The holders of Series D and E were not entitled to participate with the holders of common stock in any dividends paid or set aside for payment. The Series D and E ranked junior to the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and any other class of capital stock established hereafter. In the event of any liquidation, dissolution, winding up, or change in control of the Company, whether voluntary or involuntary, holders of Series D and E, subject to satisfaction of all rights of senior securities, were entitled to be paid first out of the assets of the Company, with Series D Preferred Stock ranking senior to the Series E Preferred Stock. At any time, the Company could, at its option redeem all (or less than all) of the outstanding Series D and E.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

        Upon issuance, the Series A Preferred Stock, Series B Non-Convertible Preferred Stock, Series C Non-Convertible Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock was initially recorded at fair value and classified as Capital Subject to Redemption in the consolidated balance sheets. The carrying amounts were not subsequently remeasured as it was not considered probable that the capital stock subject to redemption would remain outstanding as of March 31, 2016.

Preferred Stock Redemption

        On June 3, 2013, the Company commenced a cash tender offer and consent solicitation to purchase all outstanding shares of Series B preferred stock at a purchase price equal to 120% of the sum of the original purchase price of such stock plus 120% of the accrued and unpaid dividends on such stock plus a consent payment of $0.05 per share. Holders of all 370,000 shares of Series B Preferred Stock validly tendered their shares and validly delivered the requisite consents on June 28, 2013. On July 3, 2013, the Company accepted for payment all outstanding shares of Series B Preferred Stock for a purchase price of $121.87 per share or $45.1 million in the aggregate including redemption premiums.

        On July 1, 2013, the Company notified the holders of its outstanding Series A, Series C, Series D and Series E preferred stock of the redemption of each series of preferred stock scheduled for July 3, 2013 according to each series' certificate of designations. A portion of the proceeds from the 2020 Notes issued in June 2013 and the increase in the Credit Facility were used to pay tender offer price of $63.1 million for the Series B preferred stock, the redemption price and redemption premiums for the Series C preferred stock, and the redemption price for the Series A, Series D and Series E preferred stock on July 3, 2013.

        No Series A, B, C, D, or E Preferred Stock was outstanding as of December 31, 2014 and 2013.

Warrants

        On November 29, 2010, the Company completed a debt offering for 122,500 units. Each unit consisted of one note of the Company's previously issued senior secured notes having a principal amount at maturity of $1,000 and a warrant, which entitles the holder, subject to certain conditions, to purchase one share of Class B Common Stock of the Company at an exercise price of $0.01 per share of Class B Common Stock, subject to adjustment under certain circumstances. The notes and the warrants became separately transferable on December 7, 2010. The warrants expire on December 15, 2017, if not previously exercised. The warrants were initially valued at $6.7 million using valuation methods including discounted cash flows and the Pratt Stats comparable transaction methods.

        During the year ended December 31, 2012, one warrant holder exercised 89,054 warrants in a cashless exercise in which they received 89,039 Class B common shares valued at $5.2 million, which approximates fair value, using 15 shares to pay the exercise price.

        On May 28, 2014, three related-party warrant holders exercised an aggregate of 38,731 warrants for an exercise price of $0.01 per share in exchange for 38,731 shares of Class B Common Stock of JCEI. The exercise entitled the holders to receive dividends held in escrow in the aggregate amount of $0.3 million resulting from previous dividend distributions by the Company, the payment of which was

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

made from restricted cash. See Note 12 to these consolidated financial statements for additional information.

        On September 18, 2013, in connection with a backstop financing commitment for the Allied Acquisition, the Company issued a warrant (the "Backstop Financing Warrant") to purchase 26,433 shares of Class B Common Stock to a stockholder of the Company. The Backstop Financing Warrant had an exercise price of $77.21 per share, which was reduced to $72.42 per share pursuant to a provision in the warrant agreement whereby the exercise price is reduced by the amount of dividends paid per common share while the warrant is outstanding. Prior to its conversion into a warrant to purchase shares of common stock in JCEI as discussed in Note 2, the Backstop Financing Warrant had a fair value of $2.4 million. Also on September 18, 2013, the Company granted the same stockholder the right to put up to 44,520 shares of Class B Common Stock to the Company for repurchase at a price of $77.21 per share. The equity related to the put right was converted to JCEI Class B Common Stock in connection with the Merger. The put option was not exercised and expired on September 17, 2014, and had an inconsequential fair value when JCEI was formed on June 5, 2014. See Note 11 for fair value considerations related to the Backstop Financing Warrant and put option. Changes to the fair value of the Backstop Financing Warrant and the put right liabilities, prior to the underlying equity conversion to that of JCEI, are reflected within other, net on the consolidated statements of comprehensive loss.

Stock-Based Compensation

        In connection with the Merger, all outstanding options to purchase Class B Common Stock of the Company as of the date of the Merger were converted into options to purchase Class B Common Stock of JCEI. Because the JCEI option holders are directors or employees of the Company, the associated stock compensation expense continues to be recorded within selling, general, and administrative expense on the Company's consolidated statement of comprehensive loss for the year ended December 31, 2014.

        The Company accounts for the cost of stock-based payments over the service period based on the fair value of the award at the date of the grant (or service inception period). During 2011, certain members of management and directors were granted a total of 42,122 stock options to purchase shares of Class B Common Stock (the "2011 Options") at an exercise price of $60.50 per share, which were valued at $1.1 million using a Black-Scholes model. The expected dividend yield assumed for the 2011 grants was zero, the expected volatility was 45.4%, the expected term was 5.97 years and the risk-free interest rate was 0.89%. As the Company's shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The options have a 10 year term, vest and become fully exercisable as to 1/3 of the number of options during each of three successive one year anniversaries from the grant date.

        Also in connection with the Merger, the vesting schedule of the 2011 Options was accelerated such that all 2011 Options became fully vested and exercisable for shares of JCEI Class B Common Stock on June 10, 2014. The stock compensation expense of $0.3 million was included within selling, general and administrative expense on the Company's consolidated statements of comprehensive loss for the year ended December 31, 2014.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

        On November 14, 2013, certain members of management and directors were granted a total of 47,172 stock options to purchase shares of Class B Common Stock at an exercise price of $104 per share (the "2013 Options"), which were valued at $2.3 million using a Black-Scholes model. The expected dividend yield assumed for the 2013 was zero, the expected volatility was 44.8%, the expected term was six years and the risk-free interest rate was 2.45%. As the Company's shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The options have a 10 year term, vest and become fully exercisable as to 1/5 of the number of options during each of five successive one year anniversaries from the grant date.

        On August 20, 2014, the Board of Directors of JCEI approved the re-pricing of the 2013 Options. These options had a per share exercise price in excess of the then fair market value per share of Class B Common Stock, due in part to the extraordinary dividend that was paid to holders of its common stock by JCEI in July 2014 for which no adjustment was made to the outstanding options at that time. As a result, the exercise price of these options was decreased to $48.00 per share.

        On August 20, 2014, the Board of Directors of JCEI approved stock option grants to certain directors and 29 key employees, for the purchase of a total of 65,700 shares of Class B Common Stock of JCEI at an exercise price of $48.00 per share. The stock options were granted pursuant to non-statutory stock option agreements between JCEI and each recipient. The expected dividend yield assumed for the 2014 grants was zero, the expected volatility was 43.3%, the expected term was 6.5 years and the risk-free interest rate was 2.07%. As the Company's shares are not publicly traded, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant. The options have a 10 year term, and vest and become fully exercisable on the third anniversary of the grant date.

        During 2014, 2013, and 2012, the Company recorded $1.7 million, $0.3 million, and $0.4 million, respectively, of stock-based compensation expense within selling, general, and administrative expense on the consolidated statement of comprehensive loss.

Dividends

        The Company declared and paid dividends of $0.1 million on its Series A Preferred Stock and declared and paid dividends of $4.3 million on its Series B Preferred Stock during the year ended December 31, 2013. The Company paid accrued dividends on its Series D Preferred Stock and Series E Preferred Stock of $0.3 million during the year ended December 31, 2013 as part of the redemption of such preferred stock. The Company declared $6.0 million and paid $5.6 million of dividends on its common stock during the year ended December 31, 2013, with the remaining $0.4 million included in other accrued liabilities as of December 31, 2013 and paid during January 2014. The Company declared and paid dividends of $0.1 million on its Series A preferred stock and $7.4 million on its Series B preferred stock during the year ended December 31, 2012. The Company declared and paid $1.0 million of dividends on its common stock during the year ended December 31, 2012. The Company also paid dividends of $3.4 million during 2012 which were comprised of $1.9 million of

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 6: EQUITY AND CAPITAL SUBJECT TO REDEMPTION (Continued)

Series B preferred dividends and $1.5 million of common dividends, all of which were declared during the fiscal year ended December 31, 2011.

Treasury Stock

        On February 7, 2014, the Company purchased 5,485 shares of Class B Common Stock from one employee at a purchase price of $0.5 million.

        In connection with the Merger, treasury stock repurchases of 32,910 shares of Class A Common Stock and 27,425 shares of Class B Common Stock were retired.

NOTE 7: INCOME TAXES

        A reconciliation of income (loss) before income taxes by jurisdiction and the components of total provision for income taxes for the years ended December 31, 2014, 2013 and 2012 was as follows:

(in thousands)	2014	2013	2012
Loss before income taxes by jurisdiction:
Federal	$(45,653)	$(50,543)	$(6,761)
Foreign	(15,862)	(2,730)	1,270

Total loss before income taxes	$(61,515)	$(53,273)	$(5,491)

Current provision for income taxes:
Federal	$140	$122	$890
State	304	(53)	388
Foreign	(78)	(71)	393

Total current provision for income taxes	366	(2)	1,671

Deferred income tax expense (benefit):
Federal	448	(439)	(1,998)
State	39	34	99
Foreign	366	(560)	(39)

Total deferred income tax expense (benefit)	853	(965)	(1,938)

Total (benefit) provision for income taxes	$1,219	$(967)	$(267)

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 7: INCOME TAXES (Continued)

        Income taxes from continuing operations for the three years ended December 31, 2014, 2013 and 2012 differ from the amounts computed by applying the statutory U.S. federal income tax rate of 35 percent to loss before income taxes as a result of the following:

(in thousands)	2014	2013	2012
Computed "expected" tax benefit	$(21,530)	$(18,646)	$(1,922)
Adjustments to tax expense attributable to:
Permanent Items	251	2,372	33
State income taxes, net	(1,857)	(1,888)	281
Foreign and other rate items	1,090	2,527	298
Noncontrolling interests	—	—	208
Valuation allowance	23,228	14,960	810
Other, net	37	(292)	25

Actual provision for income tax (benefit) expense	$1,219	$(967)	$(267)

        Components of the net deferred income tax liability at the end of each year are as follows:

(in thousands)	2014	2013
Deferred tax assets:
Accrued pension liability	7,385	$7,245
Accrued vacation	2,394	1,761
Allowance for bad debt	1,012	116
Health insurance reserve	550	304
Accrued cargo reserve	289	306
Transaction expenses	2,949	3,151
Stock based compensation	520	280
Other accrued expenses	1,115	966
Accrued workers' compensation	6,076	7,671
Federal and state net operating loss carryforwards	64,639	43,109
Investment in Partnerships	—	569
Registration Rights	1,691	966
Other	1,289	202

Gross deferred tax assets	89,909	66,646
Less valuation allowance	(66,741)	(43,378)

Net deferred tax assets	23,168	23,268

Deferred tax liabilities
Depreciation	(19,584)	(17,462)
Intangible assets	(10,829)	(11,931)
Prepaid expenses	(1,879)	(2,222)
Other	(72)	—

Gross deferred tax liabilities	(32,364)	(31,615)

Net deferred tax liabilities	$(9,197)	$(8,347)

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 7: INCOME TAXES (Continued)

        The above net deferred liability is presented on the consolidated balance sheets as of December 31, 2014 and 2013 as follows:

(in thousands)	2014	2013
Deferred tax asset—current	$1,639	$1,094
Deferred tax asset—long-term	—	572
Deferred tax liability—long-term	(10,836)	(10,013)

Net deferred tax liability	$(9,197)	$(8,347)

        The realization of deferred tax assets, including net operating loss carryforwards, is dependent on the generation of future taxable income sufficient to realize the tax deductions, carryforwards and credits. Valuation allowances on deferred tax assets are recognized if it is determined that it is more likely than not that the asset will not be realized. Because of the recent losses before income taxes, management's ability to rely on future expectations of taxable income is reduced and, therefore, in management's judgment, the realization of its deferred tax assets is not more likely than not. As a result, the Company recognized valuation allowances of $23.4 million, $15.0 million, and $1.2 million for the years ended December 31, 2014, 2013, and 2012, respectively, on deferred tax assets, primarily related to federal and state net operating loss carryforwards.

        As of December 31, 2014, the Company has U.S. gross federal operating loss carryforwards of approximately $160.8 million that expire in varying amounts between 2029 and 2034, and gross state operating loss carryforwards of approximately $129.5 million that expire in varying amounts through 2034. Additionally, as of December 31, 2014, the Company has gross foreign operating loss carryforwards of approximately $11.3 million that expire in varying amounts between 2019 and 2024. Related to these loss carryforwards, the Company has recorded U.S. federal and foreign tax benefits of $56.3 million and $3.1 million, respectively, and net state tax benefits of $6.2 million before consideration of the valuation allowance. The Company's U.S. federal tax returns for tax years 2011 forward remain open and subject to examination. Generally, the Company's state, local and foreign tax returns for years as early as 2010 forward remain open and subject to examination, depending on the jurisdiction. As of December 31, 2014, there were no ongoing federal, state, or foreign income tax examinations.

        As a result of the creation and acquisition of new entities as part of the Allied Acquisition, the Company will file income tax returns in the Netherlands and Mexico, in addition to its current legacy filing requirements in the U.S. and Canada. The Company has not recognized deferred taxes relative to its foreign undistributed earnings of approximately $0.7 million as such foreign subsidiary earnings are deemed permanently reinvested. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 7: INCOME TAXES (Continued)

        A reconciliation of the unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands)	2014	2013	2012
Balance at beginning of period	$268	$—	$39
Additions based on tax positions related to the current year	—	268	—
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	(22)	—	—
Reductions for settlements with taxing authorities	—	—	(39)
Reductions for lapse of statute of limitations	—	—	—

Balance at end of period	$246	$268	$—

        At December 31, 2014, 2013 and 2012, the Company had $0.2 million $0.3 million, and zero, respectively, of unrecognized tax benefits, net of federal benefit that, if recognized, would affect the effective tax rate. The total accrued liability for income tax related interest and penalties was $0.2 million, $0.2 million, and zero at December 31, 2014, 2013 and 2012, respectively.

NOTE 8: EMPLOYEE BENEFIT PLANS

Multi-Employer Pension Plans

        The Company participates in multi-employer pension plans that provide benefits to certain employees covered by collective bargaining agreements. The Company paid contributions to the plans based on specified amounts per day's work for covered employees. Expense for these plans is recognized in operating expense—compensation and benefits on the consolidated statements of comprehensive loss as contributions are funded. In the event of termination or withdrawal from the plans or certain other events, the Company could be liable for its share of vested benefits over plan assets.

        The Company is a participating employer in the Central States Fund, a multi-employer pension plan. The Company has been informed that the Central States Fund's funding status has been adversely affected by severe investment losses in recent years, a decline in the number of active participants and an increasing number of retirees. Consequently, employer contribution levels set by collective bargaining agreements are expected to be inadequate to meet the minimum funding standard requirements imposed by the Internal Revenue Code and related regulations. The Internal Revenue Service (IRS) has granted an extension on the funding of the Central States Fund's unfunded liabilities through 2014, subject to the Central States Fund meeting certain conditions. Assuming that the Pension Fund meets these conditions, it is expected to meet the minimum funding requirements as modified by the IRS, through 2014. Absent the benefit of the funding extension granted by the IRS, the Company believes that the Central States Fund would not meet the minimum funding requirements. Currently, no additional contributions are required by the Company to eliminate the current funding deficiency.

        The Company contributed $42.5 million, $30.5 million and $30.0 million to these plans for the years ended December 31, 2014, 2013 and 2012, respectively. The following table provides additional

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

information related to its participation in U.S. multiemployer pension plans for the year ended December 31, 2014:

		Pension Protection Act Zone Status(b)						Contributions (in thousands)				Expiration date of collective bargaining agreement
					5% Contributor
				FIP/ RP Status Pending/ Implemented							Surcharge Imposed
Fund	Plan's EIN	2014	2013		2014	2013	2012	2014	2013	2012
Central States, Southwest and Southwest Areas Pension Plan	36-6044243	Red	Red	Implemented	No	No	No	$34,663	$24,717	$24,728	No	8/31/2015
International Brotherhood of Teamsters Union Local No. 710 Pension Fund	36-2377656	Green	Green	N/A	No	No	No	412	390	397	No	8/31/2015
Southern States Savings and Retirement Plan(a)	59-1785571	Green	Green	N/A	No	No	No	399	461	428	No	8/31/2015
Teamsters Local 560 Benefit Fund	73-0493030	Red	Red	Implemented	Yes	Yes	No	1,939	2,120	1,838	No	8/31/2015
Central Pennsylvania Teamsters Defined Benefit Plan	23-6262789	Green	Green	N/A	No	No	No	33	18	28	No	8/31/2015
Teamster Pension Fund of Philadelphia and Vicinity	23-1511735	Red	Red	Implemented	No	No	No	372	328	317	No	5/31/2015
Teamsters Joint Council No. 83 of Virginia Pension Fund	54-6097996	Yellow	Yellow	Implemented	No	No	No	386	359	403	No	8/31/2015
New England Teamsters & Trucking Industry Pension Fund	04-6372430	Red	Red	Implemented	No	No	No	232	230	214	No	8/31/2015
Freight Drivers and Helpers Local Union No. 557	52-6118055	Red	Red	Implemented	Yes	Yes	No	1,622	1,473	1,267	No	8/31/2015
Western Conference of Teamsters Pension Plan	91-6145047	Green	Green	N/A	No	No	No	171	148	145	No	8/31/2015

								40,229	30,500	30,036
Other Funds								—	—	35

Total contributions								$40,229	$30,500	$30,071

(a)
Defined contribution plan

(b)
The Pension Protection Zone Status is based on information that the Company obtained from the plans' Forms 5500. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available for 2014 and 2013 is for the plan's year-end during calendar years 2013 and 2012, respectively. Among other factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are less than 80 percent funded, and plans in the green zone are at least 80 percent funded.

        In addition to the plans listed above, the Company also participates in four Canadian defined benefit plans. The Company contributed approximately $2.3 million, $0.3 million, and $0.3 million for the years ended December 31, 2014, 2013, and 2012, respectively in such plans. As these are foreign plans not subject to ERISA or the Pension Protection Act, they have not been included in the above tabular disclosure. The related collective bargaining agreements expire between May 2016 and December 2018.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

Withdrawal Liability

        On January 21, 2014, the Company received a notice of assessment of partial withdrawal from the Teamsters of Philadelphia and Vicinity Pension Plan (the "Philadelphia Plan") due to a decline in contributions to the fund during the three year period from 2007 to 2009. The withdrawal liability of $1.6 million is payable in quarterly installments of principal and interest of $0.3 million with interest computed at 5.2%. Payments commenced in March 2014 and will continue through September 2015. In addition to the assessment, the Company estimated that it has triggered additional liabilities of $3.5 million related to the Philadelphia Plan for years since 2009. No payments are due related to the estimated withdrawal liability until an assessment is received from the Philadelphia Plan. The Company recorded $5.1 million of expense during 2013 related to the Philadelphia Plan liabilities, which is included in compensation and benefits in the consolidated statement of comprehensive loss. The remainder of the assessed portion of the withdrawal liability of $0.6 million is recorded within current maturities of long-term debt as of December 31, 2014 and the estimated portion of $3.5 million is recorded within other liabilities as of December 31, 2014.

        Due to contribution base unit ("CBU") declines during the three-year periods ending December 31, 2014, 2013 and 2012 the Company estimates that it triggered partial withdrawals from the Western Conference of Teamsters Pension Trust (the "Western Conference Trust"), (the "2014 Withdrawal", "2013 Withdrawal" and "2012 Withdrawal", respectively). Although the ultimate liability will be determined based on actual 2015, 2014 and 2013 CBUs, respectively, the Company recorded initial estimated liabilities resulting from such partial withdrawals and re-evaluates the liability as additional information becomes known, including notifications from the trustee. Related to the 2012 Withdrawal the Company recognized an initial estimated withdrawal liability of $4.4 million during the year ended December 31, 2012. During the year ended December 31, 2013, based on new CBU estimates, the Company recorded an additional liability of $0.6 million related to the 2012 Withdrawal. On June 13, 2014, the Company received a notification of the final partial withdrawal liability from the Western Conference Trust of $5.1 million related to the 2012 Withdrawal, and as a result recorded less than $0.1 million of additional liability as of December 31, 2014. During the year ended December 31, 2013, the Company recognized an estimated withdrawal liability of $2.6 million related to the 2013 Withdrawal and during the year ended December 31, 2014, recorded an additional estimated liability of $0.5 million related to the 2013 Withdrawal. During the year ended December 31, 2014, the Company recorded an estimated liability of $2.2 million related to the 2014 Withdrawal.

        The remaining liability of $3.0 million related to the periods for which notification was received from the Western Conference Trust is included within current maturities of long term debt on the consolidated balance sheet, bears interest at the risk free rate from the Federal Reserve Bank of less than 1.0% and is payable in twelve equal monthly installments of $0.4 million commencing August 2014, with the final payment of $0.1 million due on August 10, 2015. The Company expects to receive a notification of partial withdrawal assessment from the Western Conference Trust related to the period ended December 31, 2013 and 2014 during the second quarter of 2015 and 2016, respectively. Once assessment is received the Company expects to begin making payments of the finalized liabilities over the subsequent 12 month periods.

        In December 2011, the Company withdrew from the Automotive Industries pension plan, a multi-employer defined benefit pension plan. The liability associated with this full withdrawal totaled

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

$3.6 million and is payable in quarterly installments of principal and interest totaling less than $0.1 million with interest computed at 7.25%. Payments commenced in March 2012 and will continue through December 2031. The withdrawal liability totaled $3.3 million and $3.4 million, less current portion of $0.1 million and $0.1 million, at December 31, 2014 and 2013, respectively, and is recorded within long-term debt on the consolidated balance sheets.

        In June 2009, the Company received a notice of assessment of partial withdrawal from the Freight Drivers and Helpers Local Union No. 557 Pension Fund (the "Drivers Fund") due to a decline in its contributions to the Drivers Fund during a three year period from 2005 to 2007. The liability associated with this partial withdrawal totaled $2.6 million and is payable in monthly installments of principal and interest totaling less than $0.1 million with interest computed at 6.50%. Payments commenced in August 2009 and will continue through January 2020. The withdrawal liability totaled $1.4 million and $1.7 million less current portion of $0.3 million and $0.2 million, at December 31, 2014 and 2013, respectively, and is recorded within long-term debt on the consolidated balance sheets.

        Pursuant to collective bargaining agreements that are currently in place, the Company contributes to sixteen different multi-employer pension funds on behalf of covered union employees. Seven of the sixteen multi-employer plans are defined contribution plans. Based on the most recent withdrawal liability estimates provided to the Company by the respective funds, six of the 16 multi-employer pension funds are underfunded exposing the Company to aggregate potential liability exceeding $656.6 million if it were to withdraw from all of these funds, with the largest potential withdrawal liability exposure of over $621.2 million related to the Central States Fund. If the Company were to withdraw from any multi-employer pension fund, either completely or partially, whether voluntarily or otherwise, it could be assessed with a multi-million dollar withdrawal liability. The withdrawing employer can pay the obligation in a lump sum or over time as determined by the employer's annual contribution rate prior to withdrawal, which, in some cases, could be up to 20 years.

Defined Benefit Pension Plans

        The Company has a noncontributory defined benefit pension plan (the "JCT Plan") covering certain maintenance employees who meet the eligibility requirements. The Company's funding policy is to make the annual contribution to the plan equal to the maximum amount that can be deducted for income tax purposes. The benefits are based on years of service times a fixed monthly amount. AES, acquired during 2011, had a defined benefit pension plan (the "AES Plan") which was frozen during 2011 and terminated on December 31, 2011. The effect of the freezing and termination of the plan is reflected as a curtailment for the year ended December 31, 2012. The AES Plan activity and balances subsequent to June 10, 2011 have been combined with the JCT Plan in all table disclosures.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

        During 2012, the Company paid $0.2 million for the settlement of the AES Plan, the net benefit obligation for which is no longer included within the consolidated financial statements. The Company uses a December 31 measurement date for the plans. Information about the plans' benefit obligations, assets and funded status are provided in the following tables:

(in thousands)	2014	2013
Change in benefit obligation
Beginning of year	$5,548	$5,628
Service cost	125	119
Interest cost	246	225
Actuarial (gain) loss	896	(176)
Curtailments, settlements, and special termination benefits	—	—
Benefits paid	(250)	(248)

End of year	$6,565	$5,548

(in thousands)	2014	2013
Change in fair value of plan assets
Beginning of year	$4,770	$4,212
Actual return on plan assets	231	741
Employer contributions	—	65
Settlement	—	—
Benefits paid	(250)	(248)

End of year	4,751	4,770

Funded status at end of year	$(1,814)	$(778)

        The pension liability recognized on the consolidated balance sheets at December 31, 2014 and 2013 was $1.8 million and $0.8 million, respectively. Net actuarial gains (losses) recognized in accumulated other comprehensive income not yet recognized as components of net periodic benefit cost for the years ended December 31, 2014, 2013, and 2012 was $(1.0) million $0.5 million and $(0.2) million, respectively.

        Components of net periodic benefit cost are as follows:

(in thousands)	2014	2013	2012
Service cost	$124	$119	$113
Interest cost	246	225	215
Expected return on plan assets	(313)	(280)	(223)
Amortization of net loss	104	171	152

Net periodic benefit cost	$161	$235	$257

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

        The estimated amount that will be recognized from accumulated other comprehensive income into net periodic benefit cost during the year ended December 31, 2015 is comprised of $0.1 million of actuarial net loss. Assumptions used to determine pension information for the plans were:

	2014	2013	2012
Expected return on assets	6.75%	6.75%	6.00%
Discount rate for defined benefit obligation	3.70%	4.54%	4.10%
Discount rate for net periodic benefit cost	4.54%	4.10%	4.50%

        The Company selected the discount rate based on weighted average market rates for a hypothetical portfolio of high-quality corporate bonds rated AA or better with maturities closely matched to the timing of projected benefit payments for each plan at its annual measurement date. The Company has estimated the long-term rate of return on plan assets based primarily on historical returns on plan assets, adjusted for changes in target portfolio allocations and recent changes in long-term interest rates based on publicly available information. The following benefit payments, which reflect expected future services, are expected to be paid as of December 31, 2014:

(in thousands)
2015	$311
2016	331
2017	324
2018	343
2019	395
2020 - 2023	$1,976

        Plan assets are held by a bank-administered trust fund, which invests the plan assets in accordance with the provision of the plan agreement. The plan agreements permit investments in equity securities, debt securities and cash and cash equivalents, based on certain target allocation percentages. Asset allocation is primarily based on a strategy to provide stable earnings while still permitting the plan to recognize potentially higher returns through a limited investment in equity securities. The target allocation percentages for 2014 and actual asset allocation percentages are as follows:

Asset Category	Target Allocations	2014 Actual	2013 Actual
Equity securities	50% to 70%	68%	70%
Debt securities	30% to 50%	31%	29%
Cash and cash equivalents	0% to 15%	1%	1%

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 8: EMPLOYEE BENEFIT PLANS (Continued)

        The following tables present the fair value measurements of assets of the plan measured at fair value on a recurring basis and the level within the fair value hierarchy as of December 31, 2014 and 2013:

(in thousands)	2014 Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$44	$44	$—	$—
Equity securities
U.S. companies	2,639	2,639	—	—
International companies	611	611	—	—
Fixed income securities
U.S. government	1,004	—	1,004	—
U.S. corporate bonds	453	—	453	—
International bonds	—	—	—	—

Total	$4,751	$3,294	$1,457	$—

(in thousands)	2013 Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	$51	$51	$—	$—
Equity securities
U.S. companies	2,736	2,736	—	—
International companies	615	615	—	—
Fixed income securities
U.S. government	732	—	732	—
U.S. corporate bonds	527	—	527	—
International bonds	109	—	109	—

Total	$4,770	$3,402	$1,368	$—

        Contributions to the plans were zero, $0.1 million and $0.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. During 2015, the Company expects to make contributions to the plan of $0.1 million.

Defined Contribution Plan

        The Company has a defined contribution plan for all eligible nonunion employees. Employer contributions under this plan are discretionary. Participants may elect to make contributions to the plan by salary reduction subject to certain limits. Benefits are limited to plan assets, and the Company may amend or terminate the plan at any time. The Company contributed $0.8 million and $0.1 million of employer matching contributions for the periods ended December 31, 2014 and December 31, 2013, respectively. There were no employer contributions to the plan in 2012.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 9: ACQUISITIONS

Allied Acquisition

        On December 27, 2013, the Company completed the Allied Acquisition for a total consideration of $141.7 million. The consideration paid was subject to an upward or downward, post-closing adjustment based on a comparison of the net working capital of the Allied Sellers as of December 27, 2013 to the target working capital of the Allied Sellers. The comparison of net working capital was completed during the first quarter of 2014 and no working capital purchase price adjustment was required. The acquired assets include 2,191 rigs, including approximately 831 active rigs, certain receivables, real property and the equity interests in Axis Mexico. The number of terminal locations operated by the Company increased by 17 terminals in the U.S., of which three were combined with existing Jack Cooper terminals, and ten terminals in Canada, which resulted in a net addition of 24 transport terminal locations to Jack Cooper's existing transport terminal base. The goodwill resulting from the acquisition is not subject to amortization, is deductible for tax purposes in the U.S. and arose largely from the synergies and the immediate increase in the Company's capacity to meet strong customer demand and the assembled workforce expected from combining the operations. Professional services costs related to the Acquisition of $2.3 and $10.4 million are included in selling, general and administrative expenses in the Company's consolidated statement of comprehensive loss for the years ended December 31, 2014 and 2013, respectively.

        The acquisition required allocation of the purchase price to the estimated fair values of the assets and liabilities acquired in the transaction. The allocation of purchase price was based on management's judgment with the assistance of a valuation assessment completed by a third party valuation specialist utilizing observable and unobservable (level 3) inputs. The $0.3 million difference between the initial allocation and final allocation primarily relates to international tax adjustments, payables and revenue equipment. The final allocation of the purchase price for all accounts is shown in the table below.

Consideration	$141,655
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents(1)	$1,048
Accounts receivable(2)	15,400
Prepaid expenses	1,875
Property and equipment(3)	105,435
Intangible assets(4)	7,984
Other long-term assets	1,805
Accounts payable	(3,626)
Accrued wages	(5,237)
Accrued liabilities	(4,025)
Deferred tax liability	(511)

Total identifiable net assets acquired	120,148
Goodwill	21,507

Total net assets acquired	$141,655

(1)
Cash acquired at Axis Mexico

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 9: ACQUISITIONS (Continued)

(2)
Fair value of trade receivables with contractual amounts of $11.2 million, net of allowance of $0.4 million, and tax receivables of $4.2 million.

(3)
Property and equipment acquired is primarily associated with rigs (including rigs held for sale), service equipment and vehicles of $96.4 million, land and buildings of $8.6 million, internally developed software of $0.3 million and other assets of $0.5 million.

(4)
Intangible assets are comprised of customer relationships of $3.0 million and trade names of $1.6 million for the Logistics operating companies which are being amortized over their estimated useful lives of 4 years and 20 years, respectively, and customer relationships for the Transport operating companies of $2.4 million and $1.0 million being amortized over the estimated useful lives of 4 and 10 years, respectively. The fair value of the intangible assets was determined with the assistance of a third-party valuation specialist using the multi-period excess earnings method for customer relationships and using the relief from royalty income method for trade names. See Note 3, Acquired Intangible Assets and Goodwill.

Acquisition of Noncontrolling Interests

        On December 31, 2012, the Company purchased the remaining 21% of outstanding noncontrolling interests in JCL for an aggregate purchase price of $3.0 million comprised of $0.8 million cash and the issuance of 21,600 shares of Series E Preferred Stock with a stated value of $100 per share (a fair value of $1.8 million recorded in capital subject to redemption). Because the Company retained its controlling financial interest in JCL, it was accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of comprehensive loss.

        On December 31, 2012, the Company purchased the remaining 25% of outstanding common stock of AES for a cash payment of $3.0 million and the issuance of 45,000 shares of Series D Preferred Stock with a stated value of $100 per share (a fair value of $3.8 million recorded in capital subject to redemption). Because the Company retained its controlling financial interest in AES, it was accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of comprehensive loss.

NOTE 10: COMMITMENTS AND CONTINGENCIES

        Non-cancellable operating leases, primarily for office space and equipment, expire in various years through 2021. Total rent expense for all leases totaled $23.7 million, $11.2 million and $9.4 million for the years ended December 31, 2014, 2013 and 2012, respectively.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 10: COMMITMENTS AND CONTINGENCIES (Continued)

        Future minimum lease payments at December 31, 2014 were:

(in thousands)
2015	$14,150
2016	9,050
2017	7,076
2018	3,914
2019	1,765
Thereafter	1,717

$37,672

        The Company entered into a sale-leaseback transaction during January 2013 whereby it sold certain carrier revenue equipment to a third party for $3.9 million and entered into an operating lease for the equipment. The Company made an initial payment of $0.8 million which it will amortize to rent expense, with the $0.1 million gain from asset sale, over the 30 month term of the operating lease. The Company will make 29 monthly minimum lease payments of less than $0.1 million.

Letters of Credit

        At December 31, 2014 and 2013, the Company had $4.0 million in outstanding letters of credit to be used as collateral for obligations to fund losses under various retrospectively-rated and large deductible insurance programs.

Litigation

        The Company contracts with third parties to process our workers' compensation, general liability and truckers' liability claims.

        As previously reported, the Company is in a dispute with American Zurich Insurance Company and Zurich Services Corporation (collectively, "Zurich") regarding the handling of claims for the policy period January 1, 2008 through July 26, 2009. On January 4, 2011, the Company entered into a Standstill Agreement with Zurich. The Standstill Agreement expired June 15, 2013, and arbitration resumed. On November 7, 2013, the Company entered into a Payment and Standstill Agreement and Limited Release (the "Second Standstill Agreement") with Zurich relating to the previously disclosed arbitration. The Second Standstill Agreement provides for another standstill until November 1, 2015 (the "Second Standstill Period"). During the Second Standstill Period, neither Zurich nor the Company will proceed with the arbitration and neither will be permitted to exercise any remedies in respect of the Zurich insurance program covering the period January 1, 2008 through July 26, 2009, whether at law or in equity. During the Second Standstill Period, the Company is obligated to make payments totaling $10.0 million as follows: (i) an initial payment of $6.0 million by November 5, 2013; (ii) a total of $2.6 million paid through nine (9) equal monthly installments of $0.3 million commencing on November 25, 2013; (iii) a total of $0.6 million paid in twenty-four (24) equal monthly installments of less than $0.1 million commencing on November 25, 2013; (iv) $0.8 million by October 21, 2015; and (v) maintenance of a letter of credit in the amount of $3.5 million as collateral. Upon the expiration of the Second Standstill Period, the arbitration process will resume. As a result of these events, and

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 10: COMMITMENTS AND CONTINGENCIES (Continued)

development of additional loss reserves recorded in 2013 and 2012, the Company has total reserves at December 31, 2014 and 2013 of $3.9 million and $5.2 million, respectively, net of monthly standstill payments made to Zurich and net of liabilities for which corresponding assets are recorded related to insurance recoveries for claims in excess of per claim maximum exposures, all of which have been made as required by the Second Standstill Agreement. The impact of the final disposition of this arbitration is not expected to be an amount significantly in excess of the amount currently accrued.

        The Company is currently unable to predict the outcome of these claims and believes their current status does not warrant accrual except as noted above, since the amount of any liability is neither probable nor reasonably estimable and a range of loss cannot be determined. Other than the Zurich reserve as discussed above, no amounts have been accrued in the consolidated financial statements. The Company intends to vigorously defend the claims against us and will continue to monitor the litigation and assess the need for future accruals.

        On February 27, 2014, the Company entered into pre-suit mediation binding term sheets providing for the material terms of settlement agreements totaling $10.9 million with four claimants who alleged that the Company and one of its drivers were responsible for a fatality accident during 2013. Subsequently, the parties to the binding terms sheets executed complete settlement documents consistent with the binding term sheets, which included customary provisions, including a release of all claims, confidentiality provisions, and indemnity agreements as to all outstanding liens and/or medical expenses. The Company's dollar-one auto liability and excess liability insurance coverage satisfied the settlement with all claimants. The Company had recorded a liability of $11.2 million within other accrued liabilities and an offsetting receivable from insurance carriers within accounts receivable, net on the condensed consolidated balance sheets, which included an additional $0.3 million for insurance receivables related to other damages assessed as a result of the accident as of December 31, 2013. All insurance settlement payments were made during the year ended December 31, 2014 with the corresponding reversal of the entire accrued liability and offsetting receivable recorded as of December 31, 2014.

        The Company contracts with third parties to process workers' compensation, general liability and truckers' liability claims. In addition, from time to time and in the ordinary course of business, the Company is a plaintiff or a defendant in other legal proceedings related to various issues, including workers' compensation claims, tort claims, contractual disputes, and collections. The Company carries insurance that provides protection against certain types of claims, up to the policy limits of its insurance. It is the opinion of management that none of the other known legal actions will have a material adverse impact on the Company's financial position, results of operations, or liquidity.

Severance

        On August 31, 2014, Robert Griffin resigned from his position as the Chief Executive Officer of the Company. On September 20, 2014, the Company entered into a separation, restrictive covenants and consulting agreement with Mr. Griffin, which became effective as of August 31, 2014. Pursuant to the agreement, the Company agreed to pay Mr. Griffin $1.1 million payable in 16 equal monthly installments beginning with the month of September 2014 and ending with the month of December 2015. In connection with the agreement, Mr. Griffin agreed to not compete with, and not solicit from, the Company and its direct or indirect subsidiaries. As consideration for the non-compete agreement,

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 10: COMMITMENTS AND CONTINGENCIES (Continued)

the Company agreed to pay Mr. Griffin $1.5 million payable in 60 equal monthly installments beginning with the month of October 2014 and ending with the month of September 2019. In addition, Mr. Griffin agreed to provide certain consulting services to the Company and its affiliates, and the Company agreed to pay $1.0 million for such services, half of which was paid and recognized as compensation expense in October 2014 and the other half of which will be paid and recognized as compensation expense if certain conditions relating to the provision of services are met. The liability of $2.5 million, which represents the present value of the future payments to be made under the agreement, is included within other accrued liabilities and other liabilities within the condensed consolidated balance sheet and bears interest at the Company's weighted average cost of capital.

Environmental

        The Company's operations are subject to various federal, state, and local laws, regulations, and requirements that govern environmental and health and safety matters, including regulated materials management; the generation, handling, storage, transportation, treatment, and disposal of regulated wastes or substances; the storage and handling of fuel and lubricants; and the discharge of pollutants to the environment; and those that impose liability for and require investigation and remediation of releases or threats of releases of regulated substances, including at third-party owned off-site disposal sites, as well as laws and regulations that regulate workplace safety.

        The Company's operations involve the handling of bulk quantities of fuel, which could leak or be spilled from handling and storage activities. Maintenance of such tanks is regulated at the federal and, in most cases, state levels. The Company maintains regular, ongoing testing or monitoring programs for underground storage tank ("UST") facilities. The Company believes that the UST facilities are in compliance with current environmental standards and that it will not be required to incur substantial costs to bring the UST facilities into compliance. The Company believes that its operations are in compliance with transportation requirements and environmental and health and safety regulatory requirements. The USTs are required to have leak detection systems and the Company is not aware of any leaks from such tanks that could reasonably be expected to have a material adverse effect.

        The Company is also subject to environmental remediation liability. Under federal and state laws, the Company may be liable for the cost of investigation or remediation of contamination or damages as a result of the release or threatened release of hazardous substances or wastes or other pollutants into the environment at or by the Company's facilities or properties, or as a result of its current or past operations, including facilities to which the Company has shipped wastes for disposal, recycling or treatment, regardless of when the release of hazardous substances occurred or the lawfulness of the activities giving rise to the release. These laws, such as the federal Clean Water Act, the Comprehensive Environmental Response, Compensation, and Liability Act and the Resource Conservation and Recovery Act, typically impose liability and cleanup responsibility without regard to fault or whether the owner or operator knew of or caused the release or threatened release.

        Prior to the Allied Acquisition, the Company removed all of its previously existing USTs. The Allied Acquisition included certain properties where USTs are present which will either be removed or monitored for compliance with regulations. Based upon third-party estimates to remove tanks, the Company recorded liabilities of $0.4 million and $0.4 million as of December 31, 2014 and 2013, respectively.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

        GAAP has established a hierarchy for ranking the quality and reliability of the information used to determine fair values and requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Unadjusted quoted market prices in active markets for identical assets or liabilities.
Level 2:
Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
Level 3:	Unobservable inputs for the asset or liability.

        The Company utilizes the best available information in measuring fair value. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Cash and cash equivalents, accounts receivable and payables approximate fair value due to their liquid and short term nature. The estimated fair value of the 2020 Notes outstanding at December 31, 2014 and December 31, 2013 was approximately $378.8 million and $374.6 million, respectively. The estimated fair value of the remaining outstanding debt (including the unsecured debt and outstanding balance on the Credit Facility) was approximately $83.0 million and $60.0 million at December 31, 2014 and December 31, 2013, respectively. The fair value is estimated by comparing interest rates to debt with similar terms and maturities which represents a Level 2 input in the fair value hierarchy.

        The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis and their hierarchy classification as of December 31, 2014 and 2013:

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Marketable securities held-for-sale	$174	$174	$—	$—

	December 31, 2013
(in thousands)	Total	Level 1	Level 2	Level 3
Put option liability	$1	$—	$—	$1
Warrants liability	2,085	—	—	2,085
Marketable securities held-for-sale	182	182	—	—

        The fair value of the Backstop Financing Warrant issued by the Company was estimated using the Black-Scholes valuation model, which it believes is the appropriate valuation method under the circumstances. Since the Company's stock is not publicly traded, the expected volatility is based on an analysis of its stock and the stock of seven other publicly traded transportation companies. The risk-free interest rate is based on the average yield on U.S. Treasury notes with maturity commensurate with the terms of the warrant. The dividend yield reflects that the Company does not anticipate paying cash dividends in the foreseeable future. The Backstop Financing Warrant was not outstanding as of

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

December 31, 2014. At December 31, 2013, the assumptions used in the Black-Scholes valuation model were as follows:

Expected dividend yield	0.00%
Risk-free interest rate	2.45%
Expected volatility	44.80%
Expected term (in years)	6.7

        The fair value of the put option issued in connection with the Backstop Financing was estimated using the Black-Scholes valuation model, which the Company believes is the appropriate valuation method under the circumstances. Since the Company's stock is not publicly traded, the expected volatility is based on an analysis of its stock and the stock of seven other publicly traded transportation companies. The risk-free interest rate is based on the average yield on U.S. Treasury notes with maturity commensurate with the terms of the put option. The put option was not outstanding as of December 31, 2014.

        At December 31, 2013, the assumptions used in the Black-Scholes valuation model are as follows:

Risk-free interest rate	0.13%
Expected volatility	21.20%
Expected term (in years)	0.7

        The table below includes a rollforward of the balance sheet amounts for financial instruments classified by the Company within Level 3 of the valuation hierarchy for the period ended December 31, 2014.

	Level 3 Rollforward
		Total Unrealized Gains/(Losses) Recorded in:
				Purchases, Issuances, Settlements, net
(in thousands)	Fair Value at January 1, 2014	Income / (Expense)	Other Comprehensive Income (Loss)			Transfers in and/or out of Level 3	Fair Value at December 31, 2014
Put option liability	$1	$1	$—	$—		$—	$—
Warrants liability	2,085	(283)	—	(2,368)	(a)	—	—

(a)
Represents the transfer of the warrant liability to JCEI upon the date of the Merger discussed in Note 1.

NOTE 12: RELATED PARTY TRANSACTIONS

        As described previously in connection with the Allied Acquisition, the Company entered into a backstop financing commitment with MSD Credit Opportunity Fund L.P. ("MSD"), a holder of the Company's Class B common stock, which expired upon consummation of the Allied Acquisition. The Company paid MSD cash fees of $5.0 million and issued a warrant to purchase 26,433 shares of the Company's Class B common stock and a put right for 44,520 Class B common shares held by MSD, with the warrant and the put having an initial combined fair value of $1.4 million. See Note 6 for additional information regarding the warrant and put right.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 12: RELATED PARTY TRANSACTIONS (Continued)

        On December 31, 2012, the Company purchased all outstanding minority interests in JCL from Eve Merchant Holdings, Inc. ("Eve Merchant"), and the following officers and directors of the Company: Robert Griffin (the Company's former Chief Executive Officer), Michael Testman (the Company's Chief Financial Officer), Theo Ciupitu (the Company's Executive Vice President and General Counsel), Kirk Ferguson (a director of the Company), and Andrea Amico (the President of JCL). The Company made aggregate payments of $0.8 million in cash and issued 21,600 shares of Series E Preferred Stock with an aggregate value of $2.2 million in this transaction. As a result of the transaction, Eve Merchant received a cash payment of $0.4 million and 11,315 shares of Series E Preferred Stock and each officer and director received a cash payment of $0.1 million and 2,057 shares of Series E Preferred Stock. As further discussed in Note 6, in association with the redemption of the Series E Preferred Stock, the Company paid Eve Partners $1.2 million and paid each of the directors and officers who were previously owners of the stock $0.2 million.

        The Company has engaged EVE Partners, LLC ("EVE Partners") as its non-exclusive financial advisor in connection with developing a diversification strategy and the evaluation and structuring of any one or more potential financing or acquisition transactions, including, but not limited to, the purchase of certain assets or business interests of certain prospects. EVE Partners' co-founder and 50% owner, J.J. Schickel, also serves on the Company's Board of Directors. The Company's agreement with EVE Partners has a term of 12 months from July 7, 2010, which automatically renews until terminated upon giving 30 days' notice. Amounts payable to EVE Partners include: (i) a retainer in the amount of $8,000 per month and (ii) a transaction fee or a financing fee as mutually negotiated in advance of executing a letter of intent with respect to any potential transaction. Under this agreement, EVE Partners received payments of $0.1 million during each year 2014 and 2013.

        The Company's subsidiary, JCL, has also engaged Eve Merchant as a non-exclusive advisor in connection with certain operations of the company, including, without limitation, making J.J. Schickel available to provide certain services as JCL's chairman, vice chairman, chief executive officer or president, as applicable. Under this agreement, Eve Merchant receives a non-refundable retainer of $12,667 per month. J.J. Schickel is the founder and 100% owner of Eve Merchant. Eve Merchant had an 11% ownership in Logistics until purchased in December 2012 as discussed above and owned Series E Preferred Stock of the Company until redeemed in 2013. Under this agreement Eve Merchant received a payment of $0.2 million during each year 2014 and 2013.

        During 2012, the Company paid Kirk Ferguson, who serves on the Company's Board of Directors, $0.2 million for professional services related to certain potential acquisitions.

        A brother-in-law of Craig Irwin, an employee and the former President of Jack Cooper Transport, is the owner of Refurb 1, LLC. ("Refurb 1"), a truck and trailer refurbishment and reconditioning business. The Company paid Refurb 1 approximately $3.8 million during the year ended December 31, 2014. In addition, Mr. Irwin's brother-in-law issued a promissory note to the Company in the amount of $0.2 million, which accrues interest at 10% per annum, provides for monthly payments of principal and interest totaling $0.1 million annually with the last payment on, and maturity date of, August 15, 2016.

        On May 28, 2014, T. Michael Riggs, the Chief Executive Officer of the Company, Sarah Amico, the Executive Chairperson of the Board, and Katie Helton, an employee of the Company, exercised

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 12: RELATED PARTY TRANSACTIONS (Continued)

30,739, 3,966 and 3,966 warrants, respectively for an exercise price of $0.01 per share in exchange for an equal number of shares of Class B Common Stock.

        On July 2, 2014, the Company loaned a director $0.3 million, which he used to pay the exercise price for options to purchase 5,265 of Class B Common Stock. The loan bore interest at a rate of 0.40% per annum. The loan was paid back in full, plus interest, with part of the proceeds received from the dividend payment made by JCEI on July 9, 2014.

        On September 29, 2014, the T. Michael Riggs Irrevocable Trust of 2014 (Delaware) (the "Riggs Family Trust"), purchased 43,880 shares of JCEI's Class A Voting Common Stock and 5,485 shares of JCEI's Class B Non-Voting Common Stock from Robert Griffin, the Company's former Chief Executive Officer, at a price of $48.00 per share. Mr. Riggs is the co-trustee, the co-investment advisor, and the sole voting trustee of the Riggs Family Trust. The Riggs Family Trust was formed in July 2014 and holds a significant majority of the shares owned by the Riggs family.

        On October 2, 2014, Samuel Torrence, Kirk Ferguson, J.J. Schickel, and Gerry Czarnecki each purchased 1,000 shares of JCEI's Class A Voting Common Stock and 1,000 shares of the JCEI's Class B Non-Voting Common Stock from the Riggs Family Trust at a price of $48.00 per share.

NOTE 13: SUPPLEMENTAL CASH FLOW INFORMATION

(in thousands)	2014	2013	2012
Interest paid	$38,271	$24,931	$21,710
Taxes paid, net of refunds	299	126	2,026
Pension adjustments	1,035	809	104

NOTE 14: SEGMENT REPORTING

        The Company had two reportable segments at December 31, 2014, 2013 and 2012: Transport and Logistics. The Company's reportable segments are based on information used by its Chief Executive Officer in his capacity as chief operating decision maker to determine allocation of resources and assess performance. Both segments are separately managed and management fees and other corporate services are charged to the segments based on the direct benefits received or as a percentage of revenue. The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements.

        Transport Segment.    The Transport segment provides automotive transportation services to OEMs of cars and light trucks in the U.S. and Canada. Specific services include (i) transportation of new vehicles from OEM assembly centers, vehicle distribution centers and port sites to dealers or other intermediate destinations; and (ii) yard management services, including railcar loading and gate releasing services at OEM assembly centers. The average length of haul is approximately 200 miles, though our length of haul ranges from less than a mile up to approximately 2,400 miles. The consolidated entities that comprise the Transport segment are Jack Cooper and its wholly-owned subsidiaries, Auto Handling Corporation, Pacific Motor Trucking Company, and Jack Cooper Transport Canada, Inc., and its wholly owned subsidiaries.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 14: SEGMENT REPORTING (Continued)

        Logistics Segment.    The Logistics segment engages in the global non-asset based automotive supply chain for new and used finished vehicles, including the transportation of used vehicles, including vehicles sold through automotive auction processes, in the growing remarketed vehicle sector, in which our customers are typically OEM remarketing departments, automotive auction companies and logistics brokers; brokering of the international shipment of cars and trucks from various ports in the U.S. to various international destinations; and inspection and title storage services for pre-owned and off-lease vehicles. Customers contract through AES to ship vehicles and equipment using space purchased on third-party vessels. Other items shipped include heavy construction equipment, farm equipment and commercial trucking vehicles. The consolidated entities that comprise the Logistics segment are:

  •
  JCL, which was established on November 9, 2010 and began operations during the second quarter of 2011. It was 79% owned by JCHC until December 31, 2012 at which time JCHC purchased the remaining interest.

  •
  AES which was acquired by JCL on June 10, 2011. It was 75% owned by JCL until December 31, 2012 at which time JCHC purchased the remaining 25% interest.

  •
  Axis Logistics Services, Inc., a wholly owned subsidiary of JCL, which was established as a result of the Allied Acquisition on December 27, 2013.

  •
  Jack Cooper CT Services, Inc., a wholly owned subsidiary of JCL, which was established as a result of the Allied Acquisition on December 27, 2013.

  •
  Jack Cooper Rail & Shuttle, Inc., a wholly-owned subsidiary of JCL, which was formed in connection with the Allied Acquisition.

  •
  Five Mexican operating companies comprising Axis Mexico, which were acquired in the Allied Acquisition and are wholly-owned subsidiaries of JCL.

        The following table provides information on the two segments as of and for the years ended December 31, 2014, 2013 and 2012:

	2014
(in thousands)	Transport	Logistics	Segments Total	Corporate	Consolidated
Operating revenue	$718,731	$64,549	$783,280	$—	$783,280
Operating income (loss)	(15,327)	2	(15,325)	(912)	(16,237)
Capital expenditures	20,405	37	20,442	377	20,819
Total assets	303,216	40,382	343,598	3,394	346,992

	2013
(in thousands)	Transport	Logistics	Segments Total	Corporate	Consolidated
Operating revenue	$474,919	$39,770	$514,689	$—	$514,689
Operating income (loss)	11,698	(3,841)	7,857	(671)	7,186
Capital expenditures	20,905	52	20,957	329	21,286
Total assets	346,084	35,094	381,178	4,020	385,198

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 14: SEGMENT REPORTING (Continued)

	2012
(in thousands)	Transport	Logistics	Segments Total	Corporate	Consolidated
Operating revenue	$470,923	$44,742	$515,665	$—	$515,665
Operating income (loss)	20,688	1,077	21,765	(358)	21,407
Capital expenditures	16,146	36	16,182	370	16,552
Total assets	181,251	30,732	211,983	3,204	215,187

        Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each segment including allocation of general corporate management oversight costs.

        Geographic financial information is presented below:

(in thousands)	2014	2013	2012
Operating revenue
United States	$690,469	$499,648	$500,108
Canada	88,667	15,041	15,557
Other foreign operations	4,144	—	—

Total operating revenue	$783,280	$514,689	$515,665

Property and equipment, net
United States	$140,290	$164,389	$95,304
Canada	20,457	28,599	79
Other foreign operations	226	310	—

Total property and equipment, net	$160,973	$193,298	$95,383

        Revenues are attributed to the respective countries based on the terminal that provides the service. Substantially all of the Company's revenues and receivables are generated from the automotive industry.

NOTE 15: SUBSEQUENT EVENTS

        On March 31, 2015, the Company entered into a senior secured term loan facility (the "Term Loan") in the principal amount of $62.5 million issued at a 4% discount with MSDC JC Investments, LLC ("MSDC"), as agent and lender. MSDC is an affiliate of MSD Credit Opportunity Fund L.P. a Class B stockholder of the Company. The Term Loan has a maturity date of April 2, 2017. The proceeds from the Term Loan will be used to pay down outstanding borrowings on the Credit Facility and for general business purposes.

        The Term Loan bears an interest rate of LIBOR plus 6.0% per annum, subject to a LIBOR floor of 3.0%. The Term Loan is guaranteed by certain domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries and a pledge of 65% of the outstanding equity of the Company's first-tier foreign subsidiaries. MSDC's liens have first priority status on the ABL Collateral (as defined in the Indenture) and second priority status on the Notes Collateral (as defined in the Indenture) to the same extent as the liens of the lenders under the Credit

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 15: SUBSEQUENT EVENTS (Continued)

Facility in such assets (as contemplated by the Intercreditor Agreement (as defined in the Indenture)), but are junior to the liens of the lenders under the Credit Facility. The Term Loan provides for voluntary prepayments as well as mandatory prepayments in certain circumstances and is subject to certain prepayment premiums. The Term Loan also contains customary affirmative and negative covenants and events of default for financings of its type.

NOTE 16: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

        The following tables summarize the Company's unaudited quarterly results of operations for the years ended December 31, 2014 and 2013:

	2014
(in thousands)	March 31	June 30	September 30	December 31
Operating Revenues	$170,056	$219,891	$198,816	$194,517
Operating Expenses
Compensation and benefits	84,691	99,731	98,039	100,817
Fuel	27,441	29,928	27,369	24,595
Depreciation and amortization	13,007	12,375	12,402	12,657
Repairs and maintenance	11,650	14,070	14,404	13,678
Other operating	33,764	38,824	33,471	34,781
Selling, general and administrative(1)	18,297	12,652	16,418	13,339
Loss on sale of property and equipment	41	583	62	431

Total operating expenses	188,891	208,163	202,165	200,298
Operating Income (Loss)(2)	(18,835)	11,728	(3,349)	(5,781)
Other expense	11,407	8,123	11,362	14,386

Income (Loss) Before Income Taxes	(30,242)	3,605	(14,711)	(20,167)
Provision (Benefit) for Income Taxes	(447)	1,063	228	375

Net Income (Loss)	(29,795)	2,542	(14,939)	(20,542)

Other Comprehensive Income (Loss), Net of Tax
Gain (loss) on unrecognized pension expense	14	4	14	(1,067)
Gain (loss) on foreign currency translation	208	(148)	324	257
Gain (loss) on marketable securities held for sale	(15)	11	(2)	185

Comprehensive Income (Loss) Attributable to JCHC	$(29,588)	$2,409	$(14,603)	$(21,167)

(1)
The first, second, third and fourth quarters include $1.9 million, $0.9 million, $1.3 million and $0.2 million, respectively, of professional fees related to the Allied Acquisition. The third quarter includes $3.2 million for employment agreement charges related to separation, non-compete, and consulting agreements executed with the resignation of two officers.

(2)
The first, second, third and fourth quarters contain $3.3 million, $1.5 million, $1.3 million and $0.3 million, respectively, for costs associated with the integration of the Allied Acquisition primarily related to transitional associates, information services, travel and fleet relocation. MSD deferred finance costs amortization and write off.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 16: SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED) (Continued)

	2013
(in thousands)	March 31	June 30	September 30	December 31
Operating Revenues(1)	$121,618	$135,834	$119,774	$137,463
Operating Expenses
Compensation and benefits(2)	57,069	56,755	55,909	70,709
Fuel	19,650	19,680	17,264	19,420
Depreciation and amortization	5,991	6,207	6,412	6,704
Other operating	28,249	32,246	27,529	30,894
Selling, general and administrative(3)	6,700	9,363	8,557	17,498
(Gain) loss on sale of property and equipment	(13)	19	131	(103)
Goodwill Impairment	—	—	—	4,663

Total operating expenses	117,646	124,270	115,802	149,785
Operating Income (Loss)	3,972	11,564	3,972	(12,322)
Other expense(4)	6,693	26,236	10,796	16,734

Loss Before Income Taxes	(2,721)	(14,672)	(6,824)	(29,056)
Provision (Benefit) for Income Taxes	132	(18)	(36)	(1,045)

Net Loss	(2,853)	(14,654)	(6,788)	(28,011)

Other Comprehensive Income (Loss), Net of Tax
Gain on unrecognized pension expense	43	43	43	366
Loss on foreign currency translation	—	—	—	(177)
Gain (loss) on marketable securities held for sale	—	144	—	(33)

Comprehensive Loss Attributable to JCHC	$(2,810)	$(14,467)	$(6,745)	$(27,855)

(1)
Revenue of $0.8 million was recorded related to the Allied Acquisition for the four day period of operations during 2013.

(2)
The second and fourth quarters of 2013 include $0.6 million and $7.8 million, respectively, for an estimated pension fund partial withdrawal. See Note 8 for further details.

(3)
The second, third and fourth quarters of 2013 included $0.2 million, $1.3 million, and $9.3 million, respectively, of professional fees related to the Allied Acquisition.

(4)
The second and third quarters contain $19.5 million and $2.9 million, respectively, of loss on extinguishment of debt included. The third and fourth quarters contain $1.7 million and $5.0 million, respectively, for MSD deferred finance costs amortization and write off. The fourth quarter also contains $0.7 million expense related to the increase in fair value of the warrant during the quarter.

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION

        The following tables present condensed consolidating financial statements under the equity method of (a) the parent company, Jack Cooper Holdings Corp., as issuer of the 2020 Notes; (b) the subsidiary guarantors of the 2020 Notes; and (c) the subsidiaries that are not guarantors of the 2020 Notes. Separate financial statements of the subsidiary guarantors are not presented because the parent company owns all outstanding voting stock of each of the subsidiary guarantors and the guarantee by each subsidiary guarantor is full and unconditional and joint and several. As a result, and in accordance with Rule 3-10(f) of Regulation S-X under the Securities Exchange Act of 1934, as amended, the Company includes the following tables in these notes to the consolidated financial statements:

	Twelve Months Ended December 31, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Comprehensive Loss:
Operating Revenues	$—	$709,078	$92,810	$(18,608)	$783,280
Operating Expenses
Compensation and benefits	—	341,367	41,911	—	383,278
Fuel	—	95,219	14,114	—	109,333
Depreciation and amortization	194	42,785	7,462	—	50,441
Repairs and maintenance	—	44,849	8,953	—	53,802
Other operating	—	129,947	22,291	(11,398)	140,840
Selling, general and administrative expenses	740	58,146	9,052	(7,232)	60,706
Loss on sale of property and equipment	—	697	420	—	1,117

Total operating expenses	934	713,010	104,203	(18,630)	799,517

Operating Loss	(934)	(3,932)	(11,393)	22	(16,237)
Other (Income) Expense
Interest (income) expense, net	41,480	(609)	493	—	41,364
Other, net	282	(366)	3,976	22	3,914
Equity in loss of consolidated subsidiaries	20,038	16,151	—	(36,189)	—

Loss Before Income Tax Provision	(62,734)	(19,108)	(15,862)	36,189	(61,515)
Income Tax Provision	—	930	289	—	1,219

Net Loss	(62,734)	(20,038)	(16,151)	36,189	(62,734)
Equity in other comprehensive income (loss) of consolidated subsidiaries	(215)	641	—	(426)	—
Other comprehensive income (loss), net of tax	—	(856)	641	—	(215)

Comprehensive Loss	$(62,949)	$(20,253)	$(15,510)	$35,763	$(62,949)

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Twelve Months Ended December 31, 2013
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Comprehensive Income (Loss):
Operating Revenues	$—	$508,537	$15,042	$(8,890)	$514,689
Operating Expenses
Compensation and benefits	—	235,439	5,003	—	240,442
Fuel	—	73,489	2,525	—	76,014
Depreciation and amortization	164	25,123	27	—	25,314
Repairs and maintenance	—	29,985	1,774	—	31,759
Other operating	1	90,737	3,685	(7,264)	87,159
Selling, general and administrative expenses	508	41,653	1,583	(1,626)	42,118
Loss on sale of property and equipment	—	34	—	—	34
Goodwill impairment	—	4,663	—	—	4,663

Total operating expenses	673	501,123	14,597	(8,890)	507,503

Operating Income (Loss)	(673)	7,414	445	—	7,186
Other (Income) Expense
Interest (income) expense, net	59,626	(22)	(2)	—	59,602
Other, net	745	112	—	—	857
Equity in earnings of consolidated subsidiaries	(8,738)	(1,078)	—	9,816	—

Income (Loss) Before Income Taxes	(52,306)	8,402	447	(9,816)	(53,273)
Income Tax Benefit	—	(336)	(631)	—	(967)

Net Income (Loss)	(52,306)	8,738	1,078	(9,816)	(52,306)
Equity in other comprehensive income (loss) of consolidated subsidiaries	429	(177)	—	(252)	—
Other comprehensive income (loss), net of tax	—	606	(177)	—	429

Comprehensive Income (Loss)	$(51,877)	$9,167	$901	$(10,068)	$(51,877)

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Twelve Months Ended December 31, 2012
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Comprehensive Income (Loss):
Operating Revenues	$—	$507,653	$15,557	$(7,545)	$515,665
Operating Expenses
Compensation and benefits	—	235,871	5,081	—	240,952
Fuel	—	76,596	2,702	—	79,298
Depreciation and amortization	140	24,658	26	—	24,824
Repairs and maintenance	—	29,355	1,790	—	31,145
Other operating	1	89,492	3,897	(6,608)	86,782
Selling, general and administrative expenses	218	30,932	795	(937)	31,008
Loss on sale of property and equipment	—	249	—	—	249

Total operating expenses	359	487,153	14,291	(7,545)	494,258

Operating Income (Loss)	(359)	20,500	1,266	—	21,407
Other (Income) Expense
Interest (income) expense, net	26,761	(15)	(1)	—	26,745
Other, net	31	125	(3)	—	153
Equity in earnings of consolidated subsidiaries	(21,927)	(916)	—	22,843	—

Income (Loss) Before Income Taxes	(5,224)	21,306	1,270	(22,843)	(5,491)
Income Tax Provision (Benefit)	—	(621)	354	—	(267)

Net Income (Loss)	(5,224)	21,927	916	(22,843)	(5,224)
Less: Net Loss Attributable to Noncontrolling Interests	—	417	—	—	417

Net Income (Loss) Attributable to Jack Cooper Holdings Corp.	(5,224)	22,344	916	(22,843)	(4,807)
Equity in other comprehensive loss of consolidated subsidiaries	(211)	—	—	211	—
Other comprehensive loss, net of tax	—	(211)	—	—	(211)

Comprehensive Income (Loss) Attributable to Jack Cooper Holdings Corp.	$(5,435)	$22,133	$916	$(22,632)	$(5,018)

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	As of December 31, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet:
Assets
Current Assets
Cash and cash equivalents	$—	$—	$8,814	$(1,714)	$7,100
Accounts receivable, net of allowance	—	58,395	1,762	(16)	60,141
Prepaid expenses	85	14,926	2,160	—	17,171
Assets held for sale	—	2,536	94	—	2,630
Deferred tax assets	—	1,921	29	(311)	1,639

Total current assets	85	77,778	12,859	(2,041)	88,681
Restricted cash	—	120	—	—	120
Investment in affiliates	(27,983)	(1,643)	—	29,626	—
Property and equipment, net	3,306	137,080	20,587	—	160,973
Goodwill	—	45,098	1,485	—	46,583
Intangibles, net	—	32,183	1,243	—	33,426
Deferred financing costs, net	11,583	—	—	—	11,583
Deposits and other assets	3	5,200	423	—	5,626
Intercompany receivables	250,532	53,514	—	(304,046)	—

Total assets	$237,526	$349,330	$36,597	$(276,461)	$346,992

Liabilities and Stockholders' Equity
Current Liabilities
Revolving credit facility	$72,669	$—	$—	$—	$72,669
Current maturities of long-term debt	51	4,013	—	—	4,064
Accounts payable	4	36,933	3,295	(1,714)	38,518
Accrued wages and vacation payable	—	14,885	2,396	—	17,281
Other accrued liabilities	8,173	15,675	1,607	—	25,455

Total current liabilities	80,897	71,506	7,298	(1,714)	157,987
Claims reserves, less current portion	—	4,694	—	—	4,694
Other liabilities	—	10,215	443	—	10,658
Long-term debt, less current maturities	383,590	4,375	—	—	387,965
Pension liability	—	1,813	—	—	1,813
Deferred income taxes	—	10,851	296	(311)	10,836
Intercompany payables	—	273,859	30,203	(304,062)	—

Total liabilities	464,487	377,313	38,240	(306,087)	573,953

Stockholders' Deficit:
Total stockholders' deficit:	(226,961)	(27,983)	(1,643)	29,626	(226,961)

Commitments and Contingencies
Total liabilities and stockholders' deficit	$237,526	$349,330	$36,597	$(276,461)	$346,992

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	As of December 31, 2013
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet:
Assets
Current Assets
Cash and cash equivalents	$—	$2,417	$1,090	$—	$3,507
Accounts receivable, net of allowance	—	55,743	5,709	—	61,452
Prepaid expenses	77	16,414	785	—	17,276
Assets held for sale	—	1,418	246	—	1,664
Deferred tax assets	—	2,688	635	(1,657)	1,666

Total current assets	77	78,680	8,465	(1,657)	85,565
Restricted cash	808	120	—	—	928
Investment in affiliates	(4,972)	2,417	—	2,555	—
Property and equipment, net	3,132	161,256	28,910	—	193,298
Goodwill	—	45,695	816	—	46,511
Intangibles, net	—	35,977	1,697	—	37,674
Deferred financing costs, net	13,772	—	—	—	13,772
Deposits and other assets	3	6,606	841	—	7,450
Intercompany receivables	251,308	—	3,312	(254,620)	—

Total assets	$264,128	$330,751	$44,041	$(253,722)	$385,198

Liabilities and Stockholders' Equity
Current Liabilities
Revolving credit facility	$51,481	$—	$—	$—	$51,481
Current maturities of long-term debt	49	1,334	—	—	1,383
Accounts payable	—	34,555	2,029	—	36,584
Accrued wages and vacation payable	—	15,680	2,754	—	18,434
Other accrued liabilities	4,130	29,779	454	—	34,363

Total current liabilities	55,660	81,348	5,237	—	142,245
Claims reserves, less current portion	—	5,880	—	—	5,880
Other liabilities	3,949	12,067	392	—	16,408
Long-term debt, less current maturities	384,550	5,355	—	—	389,905
Pension liability	—	778	—	—	778
Deferred income taxes	—	11,132	538	(1,657)	10,013
Intercompany payables	—	219,163	35,457	(254,620)	—

Total liabilities	444,159	335,723	41,624	(256,277)	565,229

Stockholders' Equity (Deficit):
Total stockholders' equity (deficit):	(180,031)	(4,972)	2,417	2,555	(180,031)

Commitments and Contingencies
Total liabilities and stockholders' deficit	$264,128	$330,751	$44,041	$(253,722)	$385,198

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Twelve Months Ended December 31, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Cash Flows:
Operating Activities
Net cash provided by (used in) operating activities	$(32,917)	$8,794	$19,284	$(1,714)	$(6,553)

Investing Activities
Proceeds from sale of property and equipment	—	2,802	89	—	2,891
Purchases of property and equipment	(367)	(18,966)	(1,486)	—	(20,819)
Intercompany receivables	—	—	(9,211)	9,211	—

Net cash used in investing activities	(367)	(16,164)	(10,608)	9,211	(17,928)

Financing Activities
Proceeds from revolving Credit Facility	179,275	—	—	—	179,275
Payments on revolving Credit Facility	(158,087)	—	—	—	(158,087)
Deferred financing costs	(75)	—	—	—	(75)
Principal payments on long-term debt and other liabilities	—	(4,258)	—	—	(4,258)
Dividends paid	(427)	—	—	—	(427)
Capital contribution from JCEI	13,098	—	—	—	13,098
Treasury stock repurchase	(500)	—	—	—	(500)
Intercompany payables	—	9,211	—	(9,211)	—

Net cash provided by financing activities	33,284	4,953	—	(9,211)	29,026

Effect of exchange rates on cash	—	—	(952)	—	(952)
Change in cash and cash equivalents	—	(2,417)	7,724	(1,714)	3,593
Cash and cash equivalents at beginning of period	—	2,417	1,090	—	3,507

Cash and cash equivalents at end of period	$—	$—	$8,814	$(1,714)	$7,100

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Twelve Months Ended December 31, 2013
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Cash Flows:
Operating Activities
Net cash provided by (used in) operating activities	$(25,816)	$(12,440)	$32,765	$—	$(5,491)

Investing Activities
Proceeds from sale of property and equipment	—	4,277	—	—	4,277
Purchases of property and equipment	(328)	(20,956)	(2)	—	(21,286)
Acquistion of Allied, net of cash aquired	—	(106,591)	(34,017)	—	(140,608)
Intercompany receivables	(136,671)	(2,112)	—	138,783	—

Net cash used in investing activities	(136,999)	(125,382)	(34,019)	138,783	(157,617)

Financing Activities
Proceeds from revolving Credit Facility	149,796	—	—	—	149,796
Payments on revolving Credit Facility	(112,315)	—	—	—	(112,315)
Deferred financing costs	(18,908)	—	—	—	(18,908)
Principal payments on long-term debt and other liabilities	—	(2,015)	—	—	(2,015)
Proceeds from issuance of long-term debt	382,875	—	—	—	382,875
Dividends paid	(10,297)	—	—	—	(10,297)
Restricted cash	(650)	(27)	—	—	(677)
Proceeds from issuance of Series C preferred stock	2,637	—	—	—	2,637
Repurchase of Senior Secured Notes due 2015	(157,500)	—	—	—	(157,500)
Tender offer and consent solicitation	(9,741)	—	—	—	(9,741)
Redemption of preferred stock	(63,082)	—	—	—	(63,082)
Intercompany payables	—	136,671	2,112	(138,783)	—

Net cash provided by financing activities	162,815	134,629	2,112	(138,783)	160,773

Change in cash and cash equivalents	—	(3,193)	858	—	(2,335)
Cash and cash equivalents at beginning of period	—	5,610	232	—	5,842

Cash and cash equivalents at end of period	$—	$2,417	$1,090	$—	$3,507

JACK COOPER HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended December 31, 2014, 2013 and 2012

NOTE 17: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Twelve Months Ended December 31, 2012
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Cash Flows:
Operating Activities
Net cash provided by (used in) operating activities	$(1,587)	$13,788	$(47)	$—	$12,154

Investing Activities
Proceeds from sale of property and equipment	—	1,070	—	—	1,070
Purchases of property and equipment	(381)	(16,171)	—	—	(16,552)
Intercompany receivables	—	—	(1,251)	1,251	—

Net cash used in investing activities	(381)	(15,101)	(1,251)	1,251	(15,482)

Financing Activities
Proceeds from revolving Credit Facility	87,163	—	—	—	87,163
Payments on revolving Credit Facility	(73,163)	—	—	—	(73,163)
Deferred financing costs	(1,429)	—	—	—	(1,429)
Principal payments on long-term debt and other liabilities	—	(1,166)	—	—	(1,166)
Dividends paid	(11,855)	—	—	—	(11,855)
Restricted cash	(158)	212	—	—	54
Proceeds from issuance of Series C preferred stock	5,250	—	—	—	5,250
Purchase of noncontrolling interest	(3,840)	—	—	—	(3,840)
Intercompany payables	—	1,251	—	(1,251)	—

Net cash provided by financing activities	1,968	297	—	(1,251)	1,014

Change in cash and cash equivalents	—	(1,016)	(1,298)	—	(2,314)
Cash and cash equivalents at beginning of period	—	6,626	1,530	—	8,156

Cash and cash equivalents at end of period	$—	$5,610	$232	$—	$5,842

JACK COOPER HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Six Months Ended June 30, 2015 and 2014

(Unaudited)

(in thousands)

	Six Months Ended June 30,
	2015	2014
Operating Revenues	$356,176	$389,947
Operating Expenses
Compensation and benefits	180,174	184,422
Fuel	35,916	57,369
Depreciation and amortization	25,522	25,382
Repairs and maintenance	25,673	25,720
Other operating	60,548	72,588
Selling, general and administrative expenses	29,400	30,949
Loss on sale of property and equipment	1,301	624
Goodwill and intangible asset impairment	15,352	—

Total operating expenses	373,886	397,054

Operating Loss	(17,710)	(7,107)

Other (Income) Expense
Interest expense, net	21,359	19,569
Other, net	2,411	(39)

Total other expenses	23,770	19,530

Loss Before Income Taxes	(41,480)	(26,637)
Provision for Income Taxes	663	616

Net Loss	(42,143)	(27,253)

Other Comprehensive Income (Loss), Net of Tax:
Amortization of actuarial pension gain (loss)	(3)	18
Foreign currency translation gain	649	60
Loss on marketable securities held for sale	—	(4)

Comprehensive Loss	$(41,497)	$(27,179)

See accompanying Notes to Condensed Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2015 and December 31, 2014

(in thousands, except share data)

	June 30, 2015	December 31, 2014
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$5,720	$7,100
Accounts receivable, net of allowance	71,137	60,141
Prepaid expenses	16,976	17,171
Assets held for sale	2,316	2,630
Deferred tax assets	721	1,639

Total current assets	96,870	88,681
Restricted cash	120	120
Property and equipment, net	147,196	160,973
Goodwill	32,380	46,583
Intangibles, net	30,139	33,426
Deferred financing costs, net	12,669	11,583
Deposits and other assets	4,779	5,626

Total assets	$324,153	$346,992

Liabilities and Stockholders' Deficit
Current Liabilities
Revolving credit facility	$37,042	$72,669
Current maturities of long-term debt	3,065	4,064
Accounts payable	33,079	38,518
Accrued wages and vacation payable	20,372	17,281
Other accrued liabilities	24,964	25,455

Total current liabilities	118,522	157,987
Claims reserves, less current portion	4,483	4,694
Other liabilities	6,732	10,658
Long-term debt, less current maturities	450,413	387,965
Pension liability	1,810	1,813
Deferred income taxes	10,157	10,836

Total liabilities	592,117	573,953

Stockholders' Deficit
Jack Cooper Holding Corp. Deficit:
Class A voting common stock, $0.0001 par value; 8,000,000 shares authorized; 800,810 issued and outstanding at June 30, 2015 and December 31, 2014.	—	—
Class B non-voting common stock, $0.0001 par value; 2,000,000 shares authorized; 458,678 issued and outstanding at June 30, 2015 and 448,090 issued and outstanding at December 31, 2014.	—	—
Additional paid-in capital	17,013	16,519
Accumulated deficit	(285,365)	(243,222)
Accumulated other comprehensive income (loss)	388	(258)

Total stockholders' deficit	(267,964)	(226,961)

Commitments and Contingencies
Total liabilities and stockholders' deficit	$324,153	$346,992

See accompanying Notes to Condensed Consolidated Financial Statements

JACK COOPER HOLDINGS CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Six Months Ended June 30, 2015 and 2014

(Unaudited)

(in thousands)

	Six Months Ended June 30
	2015	2014
Operating Activities
Net loss	$(42,143)	$(27,253)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,522	25,382
Deferred financing cost amortization	1,440	1,131
Loss on sale of property and equipment	1,301	624
Deferred income taxes	239	872
Stock based compensation	494	1,036
Non-cash interest	(202)	(592)
Unrealized foreign exchange losses, net	2,563	170
Non-cash impact of goodwill and intangible asset impairment	15,352	—
Changes in assets and liabilities, net of effect of acquisitions:
Trade and other receivables	(10,858)	(23,339)
Prepaid expenses	68	791
Accounts payable and accrued expenses	(2,081)	9,245
Other non-current assets	699	1,566
Other non-current liabilities	136	(3,682)

Net cash used in operating activities	(7,470)	(14,049)

Investing Activities
Proceeds from sale of property and equipment	406	1,514
Purchases of property and equipment	(12,361)	(9,719)

Net cash used in investing activities	(11,955)	(8,205)

Financing Activities
Borrowings under revolving credit facility	87,795	86,575
Payments on revolving credit facility	(123,422)	(69,363)
Deferred financing costs	(2,291)	(70)
Proceeds from issuance of Intercompany Note	1,500	—
Proceeds from issuance of MSD Term Loan	60,000	—
Principal payments on long-term debt	(4,561)	(1,148)
Dividends paid	—	(427)
Capital contribution from JCEI	—	13,098
Treasury stock repurchase	—	(500)

Net cash provided by financing activities	19,021	28,165

Effect of exchange rate change on cash	(976)	—
Increase (Decrease) in Cash and Cash Equivalents	(1,380)	5,911
Cash and Cash Equivalents, Beginning of Period	7,100	3,507

Cash and Cash Equivalents, End of Period	$5,720	$9,418

See accompanying Notes to Condensed Consolidated Financial Statements

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 1: ACCOUNTING POLICIES AND BASIS OF PRESENTATION

        The condensed consolidated financial statements include all the accounts of Jack Cooper Holdings Corp. and its subsidiaries ("we," the "Company" or "JCHC"). All significant intercompany balances and transactions have been eliminated in consolidation. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of JCHC for the year ended December 31, 2014 provided in its Annual Report for the 2014 fiscal year (the "2014 Annual Report"). The December 31, 2014 condensed consolidated balance sheet data was derived from the audited balance sheet included in the 2014 Annual Report, but does not include all disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, the unaudited condensed consolidated financial statements reflect all normal, recurring adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

Overview

        The Company is a transportation and logistics provider and a leading over-the-road finished vehicle logistics company in North America. The Company provides premium asset and non-asset based solutions to the global new and used vehicle markets, specializing in light vehicle transportation and other logistics services for major automotive original equipment manufacturers. The Company offers a broad, complementary suite of asset and non-asset based transportation and logistics solutions, and operates through a fleet of 2,461 active rigs and a network of 57 strategically located terminals across North America as of June 30, 2015. The Company believes its scale and full range of over-the-road transportation and value-added logistics services, offered in over 85 locations across the U.S., Mexico and Canada, allow it to operate efficiently and deliver superior customer service, which the Company believes gives it a competitive advantage in maintaining and winning new business.

Revenue

        The Company primarily earns revenues under contracts ranging in length from one to five years from the intrastate and interstate transportation of vehicles. For the six months ended June 30, 2015 and June 30, 2014, approximately 39%, 30%, and 14% of the Company's revenues and 37%, 31%, and 12% of the Company's revenues were from its three largest customers General Motors Company, Ford Motor Company and Toyota Motor Sales, USA, Inc., respectively. These customers also represented approximately 70% and 63% of accounts receivable at June 30, 2015 and December 31, 2014, respectively. The allowance for doubtful accounts totaled $1.9 million and $2.8 million as of June 30, 2015 and December 31, 2014, respectively.

Merger

        On June 5, 2014, the Company completed a merger transaction (the "Merger"), pursuant to which JCHC became a wholly-owned subsidiary of Jack Cooper Enterprises, Inc. ("JCEI") and the stockholders of JCHC immediately prior to the Merger became the stockholders of JCEI. As a result, each outstanding share of JCHC's Class A Common Stock was converted into one share of JCEI's Class A Common Stock and each outstanding share of JCHC's Class B Common Stock was converted

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 1: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

into one share of JCEI's Class B Common Stock. JCEI has no material operating activities other than being the sole stockholder of JCHC and as described below. On June 10, 2014, JCEI issued and sold $150 million aggregate principal amount of its 10.50%/11.25% Senior PIK Toggle Notes due 2019 (the "2019 Notes") through a private placement to qualified institutional buyers pursuant to Rule 144A and in an offshore transaction pursuant to Regulation S as promulgated under the Securities Act of 1933, as amended (the "Securities Act").

Goodwill and Intangible Assets

        Goodwill and other indefinite-life intangible assets not subject to amortization are evaluated annually as of November 30 for impairment, or more frequently if circumstances indicate that impairment may exist. In assessing indefinite lived assets not subject to amortization, the Company assesses qualitative factors to determine if it is more likely than not that the fair value of the indefinite lived assets exceeds its carrying values. If the qualitative assessment is inconclusive, the Company performs Step 1 of a two-step process to compare the fair value of the indefinite lived assets to its carrying values. If Step 1 indicates the fair value is less than the carrying value, the Company performs Step 2 of the assessment to determine the difference between the implied fair value of the indefinite lived assets and the carrying amounts. In assessing goodwill for impairment, the Company initially evaluates qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive and it is necessary to calculate the fair value of a reporting unit, then a two-step process is utilized to test goodwill for impairment. First, a comparison of the fair value of the applicable reporting unit with the aggregate carrying value, including goodwill, is performed utilizing an income approach and market approach. The income approach develops an estimated fair value based on a discounted cash flow, where the estimated fair value is calculated by discounting projected future cash flows. The market approach compares actual market transactions of businesses that are similar to those of the Company's reporting units. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, the second step of the goodwill impairment test is performed to determine the amount of impairment loss. The second step includes comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. Some of the key assumptions utilized in determining future projected cash flows include estimated growth rates, expected future pricing and costs, the weighted average cost of capital and discount rates, and future capital expenditures requirements. In addition, market multiples of publicly traded guideline companies were also considered. The Company considers the relative strengths and weaknesses inherent in the valuation methodologies utilized in each approach and consults with a third party valuation specialist to assist in determining the fair value.

        Any one event or a combination of events such as a change in the business climate, a negative change in relationships with significant customers, and changes to strategic decisions, could require an interim assessment prior to the next required annual assessment. As a result of the negative changes in the business climate at Auto Export Shipping, Inc. ("AES"), a subsidiary of the Company within its Logistics segment, which provides the brokering of international shipments of cars, trucks and construction equipment from various ports in the U.S. to various international destinations by third-party ship, an interim assessment of the goodwill and intangibles at AES was performed during the

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 1: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

second quarter of 2015. As a result of the assessment, the Company determined the book values of goodwill and intangible assets at AES exceeded the fair values and recognized $14.2 million of goodwill impairment and $1.2 million of intangible asset impairment for the six months ended June 30, 2015. The decrease in fair value of the AES reporting unit and intangible assets was due to reduced rates of growth for sales, profits, and cash flows, and revised expectations for future performance that were below the Company's previous projections, primarily as a result of increased price competition starting in the second quarter of 2015, and weak export demand of vehicles to Nigeria, a major market within which AES operates. These issues have caused one revenue stream of the logistics business, shipments of vehicles from the U.S. to Nigeria, to decline. No impairment was recorded for the six months ended June 30, 2014.

Foreign Currency

        The Company's financial condition and results of operations are recorded in multiple currencies, including the Canadian dollar and the Mexican peso. Assets and liabilities of subsidiaries whose functional currency is not the U.S. dollar were translated at the exchange rate in effect at the balance sheet date, and revenues and expenses were translated at average exchange rates for the period. Translation adjustments are included in other comprehensive income (loss). Gains and losses on certain of the Company's intercompany loans are included in Other, net in the condensed consolidated statements of comprehensive income (loss) due to the intercompany loans not being considered long-term in nature.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events relating to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include those related to workers' compensation insurance, pension withdrawal liabilities, allowance for doubtful accounts, the recoverability and useful lives of assets, litigation provisions, income taxes, and the fair value of goodwill, indefinite-life intangible assets and long-lived assets. Estimates are revised when facts and circumstances change. As such, actual results could differ materially from those estimates.

Recently Issued Accounting Standards

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued guidance on revenue recognition. This guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In July 2015, the FASB agreed to a one-year deferral of the effective date of the new revenue recognition guidance to December 15, 2017 for interim and annual periods beginning after that date. The new guidance will

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 1: ACCOUNTING POLICIES AND BASIS OF PRESENTATION (Continued)

become effective for the Company beginning with the first quarter of 2018 and can be adopted either retrospectively to each prior reporting period presented or as a cumulative effect adjustment as of the date of adoption. The Company has not yet determined the impact the adoption of this guidance will have on its financial position, results of operations or cash flows, if any.

        In February 2015, the FASB issued Accounting Standards Update ("ASU") 2015-02, Consolidation, which amends the current consolidation guidance to change the manner in which a reporting entity assesses certain characteristics used to determine if an entity is a variable interest entity. This new guidance is effective for the Company in the first quarter of 2016, with early adoption permitted, including in any interim period. The Company expects to adopt this guidance on January 1, 2016 and does not expect the adoption of this guidance to have any impact on its financial position, results of operations or cash flows.

        In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest, which amends the current guidance to change the manner in which debt issuance costs are presented on an entity's balance sheet. This new guidance will require the Company to present debt issuance costs related to recognized debt liabilities on the balance sheet as a direct deduction from the debt liability, as opposed to the current guidance that provides for presentation of the cost of issuing debt as a separate asset. ASU 2015-03 requires retrospective application to all prior periods presented in the financial statements. This new guidance is effective for the Company in the first quarter of 2016, with early adoption permitted, including in any interim period. The Company expects to adopt this guidance on January 1, 2016. If the Company had adopted this standard in the second quarter of fiscal 2015, the result would have been to reduce by $12.7 million and $11.6 million as of June 30, 2015 and December 31, 2014, respectively, the deferred financing costs balance with a corresponding reduction to the long-term debt balance in the consolidated balance sheets.

NOTE 2: PROPERTY AND EQUIPMENT

        Property and equipment, net were as follows for the periods presented below:

(in thousands)	June 30, 2015	December 31, 2014
Land	$7,045	$7,045
Carrier revenue equipment	258,879	256,028
Buildings and equipment	34,013	33,093
Leasehold improvements	2,039	3,808
Construction in process	6,712	2,951

	308,688	302,925
Less accumulated depreciation	161,492	141,952

Property and equipment, net	$147,196	$160,973

        The Company performs periodic reviews of the appropriateness of depreciable lives for each category of property and equipment, taking into consideration actual usage, physical wear and tear, and

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 2: PROPERTY AND EQUIPMENT (Continued)

replacement history to determine remaining life of the asset base. No changes to the remaining useful life of the asset base were made during the six months ended June 30, 2015.

        The Company identified certain assets that meet the criteria for assets held for sale classification. These assets primarily consist of real property at one location that the Company intends to sell and carrier revenue equipment that does not fit the Company's fleet needs. The Company plans to sell substantially all of these identified assets during 2015 and, as such, the assets were measured at fair value less cost to sell. The Company had approximately $2.3 million and $2.6 million in assets held for sale as of June 30, 2015 and December 31, 2014, respectively, on the condensed consolidated balance sheets.

NOTE 3: LINE OF CREDIT

        The Company is party to that certain Amended and Restated Credit Agreement (the "Credit Agreement") with the lenders party thereto and Wells Fargo Capital Finance, LLC, as the agent, dated June 18, 2013 (as amended, supplemented and modified to date, the "Credit Facility"), which provides a revolving line of credit of $100 million, with the amount available to borrow determined by a borrowing base calculation based on accounts receivable and vehicles owned less letters of credit and other offsets. The Company uses the Credit Facility for working capital needs, borrowing from, and repaying the facility on a short-term basis. The Credit Facility is subject to certain borrowing base limitations and matures at the earlier of (i) June 18, 2018 and (ii) the date that is 90 days prior to the then extant maturity date of the Term Loan (as defined in Note 4, which is currently April 2, 2017); provided, however, that such Term Loan may be refinanced, amended, restated, modified, changed, or replaced and in so doing the extant maturity date may be extended. In the event that the Company repays the Term Loan prior to its maturity date, the maturity date of the Credit Facility will be June 18, 2018. As of June 30, 2015 and December 31, 2014, there were $37.0 million and $72.7 million, respectively, in outstanding borrowings under the Credit Facility with a weighted average interest rate of 2.72% and 3.62%, respectively. As of June 30, 2015 and December 31, 2014, the Company had available borrowing capacity of $57.1 million and $21.8 million, respectively. Borrowings under the Credit Facility are reflected within current liabilities on the consolidated balance sheets.

        All borrowings under the Credit Facility bear interest at the Base Rate plus the Base Rate Margin, or at the Company's option, at the LIBOR Rate plus the LIBOR Rate Margin (in minimum amounts of $1 million, each such term as defined under the Credit Agreement).

        The Credit Facility contains customary representations, warranties and covenants including, but not limited to, certain limitations on the Company's and its subsidiaries' ability to incur additional debt, guarantee other obligations, create or incur liens on assets, make investments or acquisitions, make certain dispositions of assets, make optional payments or modifications of certain debt instruments, pay dividends or other payments to the Company's equity holders, engage in mergers or consolidations, sell assets, change the Company's line of business and engage in transactions with affiliates. If availability under the Credit Facility falls below 12.50% of the Maximum Revolver Amount (as defined in the Credit Facility), the Company will be required to maintain a fixed charge coverage maintenance ratio of at least 1.10:1.00 for a specified time and the lender may automatically sweep funds from the

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 3: LINE OF CREDIT (Continued)

Company's cash accounts to pay down the revolver. At June 30, 2015 and December 31, 2014, the Company's availability under the Credit Facility exceeded the specified threshold availability amount and accordingly, the Company was not in a financial covenant period.

        During the six months ended June 30, 2015, borrowings under the Credit Facility ranged from $14.9 million to $80.2 million. As of June 30, 2015 and December 31, 2014, the Company had $4.0 million in Letters of Credit outstanding under the Credit Facility. The Company was in compliance with all applicable covenants under the Credit Facility as of June 30, 2015 and December 31, 2014, except for a cross-default arising from the payment of $0.6 million for additional interest accrued from June 19, 2014 to November 30, 2014 under the indenture governing the 2020 Notes, as discussed below, which was waived by the lender group upon the payment of the additional interest.

NOTE 4: LONG-TERM DEBT

2020 Notes

        The Company has outstanding $375 million principal amount of 9.25% Senior Secured Notes due 2020 (the "2020 Notes"). The 2020 Notes were issued pursuant to an indenture dated June 18, 2013 (the "JCHC Indenture"), by and among the Company, the guarantors party thereto, and U.S. Bank National Association, as trustee.

        Interest on the 2020 Notes is payable semi-annually in cash in arrears on June 1 and December 1 of each year. The JCHC Indenture contains certain covenants, including covenants, which, subject to certain exceptions, limit the ability of the Company and its restricted subsidiaries (as defined in the JCHC Indenture) to incur additional indebtedness, engage in certain asset sales, make certain types of restricted payments, engage in transactions with affiliates and create liens on assets of the Company or the guarantors. The Company was in compliance with all applicable covenants under the JCHC Indenture as of June 30, 2015. The Company was in compliance with all applicable covenants as of December 31, 2014 under the JCHC Indenture, except for the payment of additional interest of $0.6 million for interest accrued from June 19, 2014 to November 30, 2014 pursuant to the registration rights agreements (described below), which was inadvertently not correctly included with the regular interest rate payment on December 1, 2014. The additional interest was accrued within the consolidated financial statements as of December 31, 2014 and was paid on March 6, 2015, which cured the default under the JCHC Indenture. The Company received a waiver from the Credit Facility lender group which waived a cross-default created under the Credit Facility as a result of the JCHC Indenture default upon the payment of the additional interest.

        As of June 30, 2015, the Company had outstanding $375 million in aggregate principal amount of 2020 Notes on which interest accrued at a rate of 9.25% per year through June 18, 2014. In connection with the issuance of the 2020 Notes, the Company entered into registration rights agreements requiring the Company to exchange the 2020 Notes for notes registered under the Securities Act within 365 days of the initial issuance on June 18, 2013, or pay additional interest of 0.25% per annum for each 90-day period thereafter until registration is completed, not to exceed 1.0% of additional interest per annum. The 2020 Notes currently are not registered and are subject to restrictions on transfer and resale and may only be offered or sold in transactions exempt from or not subject to the registration requirements

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 4: LONG-TERM DEBT (Continued)

of the Securities Act. As previously disclosed, as of December 31, 2014, the Company did not expect to be able to register the 2020 Notes prior to December 2015 and accrued additional interest through that date. Because the Company did not complete the exchange offer in a timely manner pursuant to the registration rights agreements, the interest rate has increased by 1.0%, and as of June 30, 2015, interest accrues at 10.25% per annum.

Term Loan

        On March 31, 2015, the Company entered into a senior secured term loan facility (the "Term Loan") in the principal amount of $62.5 million issued at a 4% discount with MSDC JC Investments, LLC ("MSDC"), as agent and lender. MSDC is an affiliate of MSD Credit Opportunity Fund L.P., a Class B stockholder of the Company. The Term Loan has a maturity date of April 2, 2017. The proceeds from the Term Loan were used to pay down outstanding borrowings on the Credit Facility and for general corporate purposes. During the six months ended June 30, 2015, the Company capitalized $2.5 million of deferred financing costs related to the issuance of the Term Loan.

        The Term Loan is guaranteed by certain domestic subsidiaries of the Company and is secured by substantially all of the assets of the Company and its domestic subsidiaries and a pledge of 65% of the outstanding equity of the Company's first-tier foreign subsidiaries. MSDC's liens have first priority status on the ABL Collateral (as defined in the JCHC Indenture) and second priority status on the Notes Collateral (as defined in the JCHC Indenture) to the same extent as the liens of the lenders under the Credit Facility in such assets (as contemplated by the Intercreditor Agreement (as defined in the JCHC Indenture)), but are junior to the liens of the lenders under the Credit Facility. The Term Loan bears an interest rate of LIBOR plus 6.0% per annum, subject to a LIBOR floor of 3.0%. The Term Loan provides for voluntary prepayments as well as mandatory prepayments in certain circumstances and is subject to certain prepayment premiums. The Term Loan contains certain covenants such as those which (subject to certain thresholds) limit the ability of the Company and its subsidiaries to, among other things, incur debt, incur additional liens, sell assets, make certain investments, or enter into certain transactions with shareholders or affiliates. These covenants generally mirror the covenants under the Credit Facility, other than the indebtedness, lien, and investment covenants, which generally mirror such covenants under the JCHC Indenture.

        In connection with the execution of the Term Loan agreement, on April 2, 2015, the Company and certain of its subsidiaries entered into that certain Amendment Number Three to Amended and Restated Credit Agreement and Amendment Number One to Amended and Restated Security Agreement, amending the Credit Facility and that certain Amended and Restated Security Agreement, dated as of June 18, 2013 by and among the Company, the subsidiaries referenced therein and Wells Fargo Finance LLC (collectively, the "Third Amendment"). Pursuant to the Third Amendment, the Credit Facility was amended to permit the incurrence of the Term Loan under the Credit Agreement and to provide that the Credit Facility will mature on the earlier of June 18, 2018, or the date that is 90 days prior to the then extant maturity date of the Term Loan (as amended, restated, modified, changed, refinanced, or replaced). The Third Amendment also imposes an availability block under the Credit Facility of $6.25 million so long as any indebtedness is outstanding under the Term Loan (or MSDC has any commitment to extend credit resulting in incurrence of such indebtedness), and makes

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 4: LONG-TERM DEBT (Continued)

certain conforming amendments to the covenants with respect to the prepayment, redemption, purchase or acquisition of other indebtedness and to certain of the events of default under the Credit Facility.

NOTE 5: EQUITY

        As discussed in Note 1, on June 5, 2014, in connection with the Merger, all shares of Class A Common Stock and Class B Common Stock of the Company were converted into an equal number of shares of Class A Common Stock and Class B Common Stock of JCEI, and all outstanding warrants and options to purchase shares of Common Stock in the Company were converted into warrants and options to purchase shares of Common Stock in JCEI, respectively.

        The certificate of incorporation of the Company prior to the Merger, and of JCEI subsequent to the Merger, authorizes the issuance of up to 10 million shares of common stock, $0.0001 par value per share. The common stock is separated into two (2) classes: Class A Common Stock consisting of 8 million authorized shares and Class B Common Stock consisting of 2 million authorized shares. Except as otherwise required by the General Corporation Law of the State of Delaware, the holders of Class A Common Stock possess all voting powers for all purposes, including the election of directors. The holders of Class B Common Stock have no voting power on or any right to participate in any proceedings in which the Company or its stockholders take action. Each share of Class A Common Stock has one vote on each matter submitted to a vote of stockholders.

        During the second quarter of 2014, JCEI made a net contribution of $13.1 million to the Company primarily used to pay down the outstanding balance on the Credit Facility. The capital contribution from JCEI is included in the condensed consolidated financial statements as additional paid-in capital.

NOTE 6: INCOME TAXES

        The Company determines the interim tax provision by applying an estimate of the annual effective tax rate to the year-to-date pretax book income (loss) and adjusts for discrete items during the reporting period, if any. Tax jurisdictions with losses for which tax benefits cannot be realized are excluded. The Company's effective tax rate for the six months ended June 30, 2015 and 2014 was (1.6)% and (2.3)%, respectively. The accounting for income taxes requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. There have not been any significant changes in unrecognized income tax benefits since December 31, 2014. As of June 30, 2015 and December 31, 2014, the Company had $77.2 million and $66.7 million, respectively, recorded for valuation allowance.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Letters of Credit

        At June 30, 2015 and December 31, 2014, the Company had $3.7 million in outstanding letters of credit to be used as collateral for the Company's obligation to fund losses under various retrospectively-rated and large deductible insurance programs.

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 7: COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

        As previously reported, the Company is in a dispute with American Zurich Insurance Company and Zurich Services Corporation (collectively, "Zurich") regarding the handling of insurance claims for the policy period from January 1, 2008 through July 26, 2009. On January 4, 2011, the Company entered into a Standstill Agreement with Zurich. The Standstill Agreement expired June 15, 2013, and arbitration resumed. On November 7, 2013, the Company entered into a Payment and Standstill Agreement and Limited Release (the "Second Standstill Agreement") with Zurich relating to the previously disclosed arbitration. The Second Standstill Agreement provides for another standstill until November 1, 2015 (the "Second Standstill Period"). During the Second Standstill Period, neither Zurich nor the Company will proceed with the arbitration and neither will be permitted to exercise any remedies in respect of the Zurich insurance program covering the period January 1, 2008 through July 26, 2009, whether at law or in equity. During the Second Standstill Period, the Company is obligated to make payments totaling $10.0 million as follows: (i) an initial payment of $6.0 million by November 5, 2013; (ii) a total of $2.6 million paid through nine (9) equal monthly installments of $0.3 million commencing on November 25, 2013; (iii) a total of $0.6 million paid in twenty-four (24) equal monthly installments of less than $0.1 million commencing on November 25, 2013; (iv) $0.8 million by October 21, 2015; and (v) maintenance of a letter of credit in the amount of $3.5 million as collateral. Upon the expiration of the Second Standstill Period, the arbitration process will resume. As a result of these events, and development of additional loss reserves recorded in 2013 and 2012, the Company had total reserves at June 30, 2015 and December 31, 2014 of $3.9 million, net of monthly standstill payments made to Zurich and net of liabilities of $1.4 million for which corresponding assets are recorded related to insurance recoveries for claims in excess of per claim maximum exposures, all of which have been made as required by the Second Standstill Agreement. The impact of the final disposition of this arbitration is not expected to be an amount significantly in excess of the amount currently reserved.

        From time to time and in the ordinary course of our business, the Company is a plaintiff or a defendant in other legal proceedings related to various issues, including workers' compensation claims, tort claims, contractual disputes, and collections. The Company carries insurance that provides protection against certain types of claims, up to the policy limits of its insurance. It is the opinion of management that none of the other known legal actions will have a material adverse impact on the Company's financial position, results of operations, or liquidity.

Other Commitments

        The Company recorded an estimate for partial withdrawal liability from the Western Conference of Teamsters Pension Trust (the "Western Conference Trust") due to declines in its contributions to the fund during the periods between 2011 and 2014 and Teamsters of Philadelphia and Vicinity Pension Plan due to declines in its contributions to the fund during the periods since 2009, in the amount of $5.3 million and $3.5 million, respectively, as of December 31, 2014. The Company has evaluated the liability for the Western Conference Trust as of June 30, 2015 and has determined that no change to the estimate of partial withdrawal liability is necessary.

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 7: COMMITMENTS AND CONTINGENCIES (Continued)

        On July 9, 2015, the Company received an assessment from the Teamsters of Philadelphia and Vicinity Pension Plan indicating the Company has a partial withdrawal liability of $3.7 million related to the portion of the declines in contributions to the fund during the periods between 2009 and 2011, and as a result the Company recorded $0.2 million of additional liability as of June 30, 2015. The liability related to the periods for which notification was received from the Teamsters of Philadelphia and Vicinity Pension Plan is included within current maturities of long term debt and long term debt on the condensed consolidated balance sheet, bears interest at a rate of 5.3% per annum and is payable in fifteen equal monthly installments of $0.3 million, with final payment in the amount of $0.3 million due on June 7, 2019.

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS

        GAAP has established a hierarchy for ranking the quality and reliability of the information used to determine fair values and requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Unadjusted quoted market prices in active markets for identical assets or liabilities.
Level 2:
Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.
Level 3:	Unobservable inputs for the asset or liability.

        The Company utilizes the best available information in measuring fair value. Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Cash and cash equivalents, accounts receivable and payables approximate fair value due to their liquid and short term nature. The estimated fair value of the 2020 Notes outstanding at June 30, 2015 and December 31, 2014 was approximately $376.8 million and $378.8 million, respectively. The estimated fair value of the remaining outstanding debt (including the unsecured debt and outstanding balance on the Credit Facility) was approximately $107.6 million and $83.0 million at June 30, 2015 and December 31, 2014, respectively. The fair value is estimated by comparing interest rates to debt with similar terms and maturities, which represents a level 2 input in the fair value hierarchy.

        The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis and where they are classified within the hierarchy as of June 30, 2015 and December 31, 2014:

June 30, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Marketable securities held-for-sale	$—	$—	$—	$—

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Marketable securities held-for-sale	$174	$174	$—	$—

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 9: GOODWILL AND AQUIRED INTANGIBLE ASSETS

        The Company had total goodwill of $32.4 million and $46.6 million as of June 30, 2015 and December 31, 2014, respectively, and net intangible assets of $30.1 million and $33.4 million as of June 30, 2015 and December 31, 2014, respectively.

        The tables below present the change in carrying values by segment:

	Indefinite Lived		Definite Lived
Transport Segment (in thousands)	Goodwill	Customer Relationships	Customer Relationships	Non-Compete Agreement	Trade Names	Total Intangibles
Balance at December 31, 2014	$25,144	$20,356	$6,877	$834	$—	28,067
Amortization	—	—	(668)	(387)	—	(1,055)

Balance at June 30, 2015	$25,144	$20,356	$6,209	$447	$—	$27,012

	Indefinite Lived	Definite Lived
		Customer Relationships	Non-Compete Agreement	Trade Names	Total Intangibles
Logistics Segment (in thousands)	Goodwill
Balance at December 31, 2014	$21,439	$3,045	$905	$1,409	$5,359
Amortization	—	(565)	(313)	(35)	(913)
Impairment	(14,118)	(642)	(592)	—	(1,234)
Currency translation adjustment	(85)	(52)	—	(33)	(85)

Balance at June 30, 2015	$7,236	$1,786	$—	$1,341	$3,127

NOTE 10: RELATED PARTY TRANSACTIONS

        The Company paid EVE Partners, LLC, an affiliate of one of the Company's directors, $0.1 million during the six months ended June 30, 2015, for financial advisory services and related travel expenses.

        On March 19, 2015, the Company entered into an intercompany promissory note agreement (the "Intercompany Note") with JCEI in the principal amount of $1.5 million. The proceeds from the Intercompany Note were used for general corporate purposes. The Intercompany Note has a maturity date of September 30, 2015 and bears interest at the rate of 8% per annum. All principal and interest are due on September 30, 2015, and prepayments of the outstanding principal amount are allowed without penalty. A principal amount of $1.1 million was outstanding as of June 30, 2015.

        During the six months ended June 30, 2015 The T. Michael Riggs Irrevocable Trust, of which our Chief Executive Officer, T. Michael Riggs, is the co-trustee, the co-investment advisor and sole voting trustee, purchased $7.0 million in aggregate principal amount of the 2019 Notes from several different third-party note holders at a price of $900 per $1,000 in principal aggregate amount of notes. JCHC was not a party to these transactions.

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 11: SEGMENT REPORTING

        The Company had two reportable segments at June 30, 2015 and 2014: the Transport segment and the Logistics segment.

        The consolidated entities that comprise the Transport segment are: Jack Cooper Transport Company, Inc. and its wholly-owned subsidiaries, including Auto Handling Corporation, Pacific Motor Trucking Company, and Jack Cooper Transport Canada, Inc. and its wholly-owned subsidiaries.

        The consolidated entities that comprise the Logistics segment are: Jack Cooper Logistics, LLC and AES, and their wholly-owned subsidiaries, including, Axis Logistics Services, Inc., Jack Cooper CT Services, Inc., Jack Cooper Rail & Shuttle, Inc. and five Mexican operating companies.

        The following table sets forth the specific financial information about each segment as reviewed by the Company's management as of and for the six months ended June 30, 2015 and 2014:

(in thousands)	Transport	Logistics	Segments Total	Corporate	Consolidated
Six Months Ended June 30, 2015
Sales to external customers	$329,206	$26,970	$356,176	$—	$356,176
Operating loss	(976)	(16,152)	(17,128)	(582)	(17,710)
Capital expenditures	11,965	381	12,346	15	12,361
Total assets as of June 30, 2015	296,710	24,176	320,886	3,267	324,153

(in thousands)	Transport	Logistics	Segments Total	Corporate	Consolidated
Six Months Ended June 30, 2014
Sales to external customers	$354,982	$35,717	$390,699	$(752)	$389,947
Operating income (loss)	(7,198)	518	(6,680)	(427)	(7,107)
Capital expenditures	9,459	60	9,519	200	9,719
Total assets as of June 30, 2014	335,057	42,883	377,940	3,321	381,261

        Administrative services provided by the corporate office allocated to the individual segments represent corporate services rendered to and costs incurred for each segment including allocation of general corporate management oversight costs.

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION

        The following tables present condensed consolidating financial statements under the equity method of (a) the parent company, Jack Cooper Holdings Corp., as issuer of the 2020 Notes; (b) the subsidiary guarantors of the 2020 Notes; and (c) the subsidiaries that are not guarantors of the 2020 Notes. Separate financial statements of the subsidiary guarantors are not presented because the parent company owns all outstanding voting stock of each of the subsidiary guarantors and the guarantee by each subsidiary guarantor is full and unconditional and joint and several. As a result and in accordance

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

with Rule 3-10(f) of Regulation S-X under the Securities Exchange Act of 1934, as amended, the Company includes the following tables in these notes to the consolidated financial statements:

	Six Months Ended June 30, 2015
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Comprehensive Loss:
Operating Revenues	$—	$324,760	$39,778	$(8,362)	$356,176
Operating Expenses
Compensation and benefits	—	162,214	17,960	—	180,174
Fuel	—	31,069	4,847	—	35,916
Depreciation and amortization	117	22,085	3,320	—	25,522
Repairs and maintenance	—	21,784	3,889	—	25,673
Other operating	—	57,691	9,471	(6,614)	60,548
Selling, general and administrative expenses	465	27,876	2,785	(1,726)	29,400
Loss on sale of property and equipment	—	1,072	229	—	1,301
Goodwill and intangible asset impairment	—	15,352	—	—	15,352

Total operating expenses	582	339,143	42,501	(8,340)	373,886

Operating Loss	(582)	(14,383)	(2,723)	(22)	(17,710)
Other (Income) Expense
Interest (income) expense, net	21,392	(241)	208	—	21,359
Other, net	—	(99)	2,532	(22)	2,411
Equity in loss of consolidated subsidiaries	20,169	5,649	—	(25,818)	—

Loss Before Income Tax Provision	(42,143)	(19,692)	(5,463)	25,818	(41,480)
Income Tax Provision	—	477	186	—	663

Net Loss	(42,143)	(20,169)	(5,649)	25,818	(42,143)
Equity in other comprehensive income of consolidated subsidiaries	646	649	—	(1,295)	—
Other comprehensive income (loss), net of tax	—	(3)	649	—	646

Comprehensive Loss	$(41,497)	$(19,523)	$(5,000)	$24,523	$(41,497)

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Six Months Ended June 30, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Comprehensive Loss:
Operating Revenues	$—	$350,120	$48,696	$(8,869)	$389,947
Operating Expenses
Compensation and benefits	—	162,320	22,102	—	184,422
Fuel	—	49,343	8,026	—	57,369
Depreciation and amortization	88	21,574	3,720	—	25,382
Repairs and maintenance	—	21,020	4,700	—	25,720
Other operating	1	66,186	11,286	(4,885)	72,588
Selling, general and administrative expenses	338	29,732	4,863	(3,984)	30,949
Loss on sale of property and equipment	—	465	159	—	624

Total operating expenses	427	350,640	54,856	(8,869)	397,054

Operating Loss	(427)	(520)	(6,160)	—	(7,107)
Other (Income) Expense
Interest (income) expense, net	19,632	(323)	260	—	19,569
Other, net	282	(423)	102	—	(39)
Equity in earnings of consolidated subsidiaries	6,912	6,657	—	(13,569)	—

Loss Before Income Tax Provision	(27,253)	(6,431)	(6,522)	13,569	(26,637)
Income Tax Provision	—	481	135	—	616

Net Loss	(27,253)	(6,912)	(6,657)	13,569	(27,253)
Equity in other comprehensive income of consolidated subsidiaries	74	52	—	(126)	—
Other comprehensive income, net of tax	—	22	52	—	74

Comprehensive Loss	$(27,179)	$(6,838)	$(6,605)	$13,443	$(27,179)

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	As of June 30, 2015
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet:
Assets
Current Assets
Cash and cash equivalents	$—	$1,892	$3,828	$—	$5,720
Accounts receivable, net of allowance	—	66,338	4,823	(24)	71,137
Prepaid expenses	62	15,050	1,864	—	16,976
Assets held for sale	—	2,233	83	—	2,316
Deferred tax assets	—	596	28	97	721

Total current assets	62	86,109	10,626	73	96,870
Restricted cash	—	120	—	—	120
Investment in affiliates	(49,281)	(8,368)	—	57,649	—
Property and equipment, net	3,203	127,334	16,659	—	147,196
Goodwill	—	30,980	1,400	—	32,380
Intangibles, net	—	29,089	1,050	—	30,139
Deferred financing costs, net	12,669	—	—	—	12,669
Deposits and other assets	3	4,317	459	—	4,779
Intercompany receivables	261,295	62,688	—	(323,983)	—

Total assets	$227,951	$332,269	$30,194	$(266,261)	$324,153

Liabilities and Stockholders' Equity
Current Liabilities
Revolving credit facility	$37,042	$—	$—	$—	$37,042
Current maturities of long-term debt	52	3,013	—	—	3,065
Accounts payable	—	29,865	3,214	—	33,079
Accrued wages and vacation payable	—	17,796	2,576	—	20,372
Other accrued liabilities	8,408	14,747	1,809	—	24,964

Total current liabilities	45,502	65,421	7,599	—	118,522
Claims reserves, less current portion	—	4,483	—	—	4,483
Other liabilities	—	6,291	441	—	6,732
Long-term debt, less current maturities	450,413	—	—	—	450,413
Pension liability	—	1,810	—	—	1,810
Deferred income taxes	—	9,782	278	97	10,157
Intercompany payables	—	293,763	30,244	(324,007)	—

Total liabilities	495,915	381,550	38,562	(323,910)	592,117

Stockholders' Deficit
Total stockholders' deficit	(267,964)	(49,281)	(8,368)	57,649	(267,964)

Commitments and Contingencies
Total liabilities and stockholders' deficit	$227,951	$332,269	$30,194	$(266,261)	$324,153

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	As of December 31, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet:
Assets
Current Assets
Cash and cash equivalents	$—	$—	$8,814	$(1,714)	$7,100
Accounts receivable, net of allowance	—	58,395	1,762	(16)	60,141
Prepaid expenses	85	14,926	2,160	—	17,171
Assets held for sale	—	2,536	94	—	2,630
Deferred tax assets	—	1,921	29	(311)	1,639

Total current assets	85	77,778	12,859	(2,041)	88,681
Restricted cash	—	120	—	—	120
Investment in affiliates	(30,081)	(1,643)	—	31,724	—
Property and equipment, net	3,306	137,080	20,587	—	160,973
Goodwill	—	45,098	1,485	—	46,583
Intangibles, net	—	32,183	1,243	—	33,426
Deferred financing costs, net	11,583	—	—	—	11,583
Deposits and other assets	3	5,200	423	—	5,626
Intercompany receivables	252,630	53,514	—	(306,144)	—

Total assets	$237,526	$349,330	$36,597	$(276,461)	$346,992

Liabilities and Stockholders' Equity
Current Liabilities
Revolving credit facility	$72,669	$—	$—	$—	$72,669
Current maturities of long-term debt	51	4,013	—	—	4,064
Accounts payable	4	36,933	3,295	(1,714)	38,518
Accrued wages and vacation payable	—	14,885	2,396	—	17,281
Other accrued liabilities	8,173	15,675	1,607	—	25,455

Total current liabilities	80,897	71,506	7,298	(1,714)	157,987
Claims reserves, less current portion	—	4,694	—	—	4,694
Other liabilities	—	10,215	443	—	10,658
Long-term debt, less current maturities	383,590	4,375	—	—	387,965
Pension liability	—	1,813	—	—	1,813
Deferred income taxes	—	10,851	296	(311)	10,836
Intercompany payables	—	275,957	30,203	(306,160)	—

Total liabilities	464,487	379,411	38,240	(308,185)	573,953

Stockholders' Deficit
Total stockholders' deficit	(226,961)	(30,081)	(1,643)	31,724	(226,961)

Commitments and Contingencies
Total liabilities and stockholders' deficit	$237,526	$349,330	$36,597	$(276,461)	$346,992

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Six Months Ended June 30, 2015
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Cash Flows:
Operating Activities
Net cash provided by (used in) operating activities	$(23,567)	$9,591	$4,792	$1,714	$(7,470)

Investing Activities
Proceeds from sale of property and equipment	—	223	183	—	406
Purchases of property and equipment	(15)	(11,624)	(722)	—	(12,361)
Intercompany receivables	—	—	(8,263)	8,263	—

Net cash used in investing activities	(15)	(11,401)	(8,802)	8,263	(11,955)

Financing Activities
Borrowings from revolving credit facility	87,795	—	—	—	87,795
Payments on revolving credit facility	(123,422)	—	—	—	(123,422)
Deferred financing costs	(2,291)	—	—	—	(2,291)
Proceeds from issuance of Intercompany Note	1,500	—	—	—	1,500
Proceeds from issuance of MSD Term Loan	60,000	—	—	—	60,000
Principal payments on long-term debt	—	(4,561)	—	—	(4,561)
Intercompany payables	—	8,263	—	(8,263)	—

Net cash provided by financing activities	23,582	3,702	—	(8,263)	19,021

Effect of exchange rates on cash	—	—	(976)	—	(976)
Change in cash and cash equivalents	—	1,892	(4,986)	1,714	(1,380)
Cash and cash equivalents at beginning of period	—	—	8,814	(1,714)	7,100

Cash and cash equivalents at end of period	$—	$1,892	$3,828	$—	$5,720

JACK COOPER HOLDINGS, CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the Six Months Ended June 30, 2015 and 2014

(Unaudited)

NOTE 12: CONDENSED CONSOLIDATING SUBSIDIARY GUARANTOR FINANCIAL INFORMATION (Continued)

	Six Months Ended June 30, 2014
(in thousands)	Parent	Guarantors	Non- Guarantors	Eliminations	Consolidated
Condensed Consolidating Statements of Cash Flows:
Operating Activities
Net cash provided by (used in) operating activities	$(29,113)	$796	$14,268	$—	$(14,049)

Investing Activities
Proceeds from sale of property and equipment	—	1,455	59	—	1,514
Purchases of property and equipment	(200)	(9,127)	(392)	—	(9,719)
Intercompany receivables	—	—	(9,212)	9,212	—

Net cash used in investing activities	(200)	(7,672)	(9,545)	9,212	(8,205)

Financing Activities
Borrowings under revolving credit facility	86,575	—	—	—	86,575
Payments on revolving credit facility	(69,363)	—	—	—	(69,363)
Deferred financing costs	(70)	—	—	—	(70)
Principal payments on long-term debt	—	(1,148)	—	—	(1,148)
Dividends paid	(427)	—	—	—	(427)
Capital contribution from JCEI	13,098	—	—	—	13,098
Treasury stock repurchase	(500)	—	—	—	(500)
Intercompany payables	—	9,212	—	(9,212)	—

Net cash provided by financing activities	29,313	8,064	—	(9,212)	28,165

Change in cash and cash equivalents	—	1,188	4,723	—	5,911
Cash and cash equivalents at beginning of period	—	2,417	1,090	—	3,507

Cash and cash equivalents at end of period	$—	$3,605	$5,813	$—	$9,418

Report of Independent Certified Public Accountants

To the Board of Directors of
Allied Systems Holdings, Inc.:

        We have audited the accompanying consolidated financial statements of Allied Systems Holdings, Inc. (a Delaware corporation) and subsidiaries, which comprise the consolidated balance sheets as of December 27, 2013 and December 31, 2012, and the related consolidated statements of comprehensive loss, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's responsibility for the financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allied Systems Holdings, Inc. and subsidiaries as of December 27, 2013 and December 31, 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred net losses of $54.1 million and $43.1 million during the years ended December 27, 2013 and December 31, 2012, respectively, has experienced a significant reduction in its sales volume and, as of December 27, 2013, the Company was in default of certain debt covenants of its senior secured credit facilities. The debt covenant defaults existing at December 27, 2013, have not been cured or waived by the lenders. Management's plans for 2014, which are also described in Note 2, contemplate the sale of assets, reduced operating losses, obtaining additional working capital, and restructuring of the Company's senior secured credit facilities. The Company's ability to achieve the foregoing elements of its plans, which may be necessary to permit the realization of assets and satisfaction of liabilities in the ordinary course of business, is uncertain and raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Grant Thornton LLP
Atlanta, Georgia
July 31, 2014

Allied Systems Holdings, Inc.

Consolidated balance sheets

(Under Creditor Protection Proceedings as of May 17, 2012—Note 1)

(in thousands, except share amounts)

	December 27, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$21,788	$9,953
Restricted cash, cash equivalents and other time deposits	167	497
Receivables, net of allowance for doubtful accounts of $147 and $194 at December 27, 2013 and December 31, 2012, respectively	14,325	16,983
Inventories, net	2,097	2,293
Prepayments and other current assets	37,540	13,746

Total current assets	75,917	43,472

Property and equipment, net	69,130	87,223
Goodwill	5,080	5,080
Other intangible assets, net	1,175	1,811
Other assets:
Restricted cash, cash equivalents and other time deposits	386	1,043
Other non-current assets	37,271	69,089
Deferred income taxes	149	—

Total other assets	37,806	70,132

Total assets	$189,108	$207,718

Liabilities and stockholders' deficit
Current liabilities:
Current maturities of long-term debt	$29,000	$13,000
Accounts and notes payable	10,507	10,117
Accrued liabilities	33,761	29,707
Deferred income taxes	149	984

Total current liabilities	73,417	53,808

Non-current liabilities:
Deferred income taxes	—	3,174
Insurance and claims reserves	45,398	51,013
Other non-current liabilities	1,314	1,636

Total non-current liabilities	46,712	55,823

Liabilities subject to compromise	383,854	392,676
Stockholders' deficit:
Preferred stock, $0.01 par value; authorized 10,000,000 shares, 21,396 issued and outstanding (liquidation value of $20 million)	—	—
Common stock, $0.01 par value; authorized 100,000,000 shares; 10,000,000 shares outstanding	100	100
Additional paid-in-capital	120,254	120,254
Accumulated deficit	(437,658)	(383,589)
Accumulated other comprehensive loss, net of tax	2,429	(31,354)

Total stockholders' deficit	(314,875)	(294,589)

Total liabilities and stockholders' deficit	$189,108	$207,718

The accompanying notes are an integral part of these consolidated financial statements.

Allied Systems Holdings, Inc.

Consolidated statements of comprehensive loss

(Under Creditor Protection Proceedings as of May 17, 2012—Note 1)

(in thousands)

For the period/year ended	December 27, 2013	December 31, 2012
Revenues	$295,099	$268,948

Operating expenses:
Salaries, wages and fringe benefits	171,962	147,839
Operating supplies and expenses	75,222	72,145
Purchased transportation	19,275	18,877
Insurance and claims	11,107	7,857
Operating taxes and licenses	9,928	10,148
Depreciation and amortization	19,779	22,029
Rents	6,343	6,390
Communications and utilities	3,131	3,168
Other operating expenses	4,292	5,169
Loss (gain) on disposal of operating assets and other, net	706	(301)

Total operating expenses	321,745	293,321

Operating loss	(26,646)	(24,373)

Other income (expense):
Interest expense	(5,242)	(11,804)
Investment income	66	47
Foreign exchange (losses) gains, net	(7,661)	1,808

Total other expense	(12,837)	(9,949)

Loss before income taxes and reorganization items	(39,483)	(34,322)
Reorganization items	(17,832)	(8,399)
Income tax benefit (expense)	3,246	(408)

Net loss	(54,069)	(43,129)
Foreign currency translation adjustment	7,277	(1,338)
Pension adjustment to reflect funded status of plans	26,506	1,261

Comprehensive loss	$(20,286)	$(43,206)

The accompanying notes are an integral part of these consolidated financial statements.

Allied Systems Holdings, Inc.

Consolidated statements of changes in stockholders' deficit

(Under Creditor Protection Proceedings as of May 17, 2012—Note 1)

(in thousands)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount				Total
Balance, January 1, 2012	21	$—	10,000	$100	$119,980	$(340,460)	$(31,277)	$(251,657)
Net loss	—	—	—	—	—	(43,129)	—	(43,129)
Foreign currency translation adjustment net of income taxes of $0	—	—	—	—	—	—	(1,338)	(1,338)
Adjustment to reflect funded status of the defined benefit and other postretirement benefit plans at year end, net of income taxes of $0	—	—	—	—	—	—	1,261	1,261
Stock-based compensation	—	—	—	—	274	—	—	274

Balance, December 31, 2012	21	—	10,000	100	120,254	(383,589)	(31,354)	(294,589)
Net loss	—	—	—	—	—	(54,069)	—	(54,069)
Other comprehensive loss:
Foreign currency translation adjustment net of income taxes of $0	—	—	—	—	—	—	7,277	7,277
Adjustment to reflect funded status of the defined benefit and other postretirement benefit plans at year end, net of income taxes of $0	—	—	—	—	—	—	26,506	26,506

Balance, December 27, 2013	21	$—	10,000	$100	$120,254	$(437,658)	$2,429	$(314,875)

The accompanying notes are an integral part of these consolidated financial statements.

Allied Systems Holdings, Inc.

Consolidated statements of cash flows

(Under Creditor Protection Proceedings as of May 17, 2012—Note 1)

(in thousands)

For the period/year ended	December 27, 2013	December 31, 2012
Cash flows from operating activities:
Net loss	$(54,069)	$(43,129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,779	22,029
Loss (gain) on disposal of operating assets, net	706	(301)
Noncash interest expense	1,978	331
Foreign exchange losses (gains), net	7,661	(1,808)
Deferred income taxes	(4,158)	5
Stock-based compensation expense	—	274
Accumulated OCI expense related to defined benefit plans	26,506	—
Change in operating assets and liabilities:
Receivables, net of allowances	2,307	(402)
Inventories	137	341
Prepayments and other assets	5,173	(8,603)
Accrued interest	(2,418)	11,693
Accounts and notes payable	590	3,728
Accrued liabilities	6,787	(5,526)
Post retirement benefit obligations	(1,867)	(9)
Other long-term liabilities	(11,860)	4,117

Net cash used in operating activities	(2,748)	(17,260)

Cash flows from investing activities:
Purchases of property and equipment	(2,950)	(1,162)
Proceeds from sales of property and equipment	23	441
Increase in restricted cash, cash equivalents and other time deposits	987	3,073
Funds deposited with insurance carriers	(29)	(222)
Funds returned from insurance carriers and other	874	214

Net cash (used in) provided by investing activities	(1,095)	2,344

Cash flows from financing activities:
Proceeds from term loan, net	16,000	13,000
Proceeds from insurance financing arrangements	—	2,061
Repayments of insurance financing arrangements	(839)	(1,464)

Net cash provided by financing activities	15,161	13,597

Effect of exchange rate changes on cash and cash equivalents	517	87
Net increase (decrease) in cash and cash equivalents	11,835	(1,232)
Cash and cash equivalents at beginning of the year/period	9,953	11,185

Cash and cash equivalents at end of year/period	$21,788	$9,953

Supplemental cash flow information
Cash paid during the year for:
Interest	$2,996	$1,063
Income taxes, net	$861	170
Reorganization Items	$19,127	6,776

The accompanying notes are an integral part of these consolidated financial statements.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements

(dollars in thousands)

1 Organization and Operations

Company Overview

        Allied Systems Holdings, Inc. (Allied), a Delaware corporation, is a holding company which operates through its wholly owned subsidiaries. The accompanying consolidated financial statements include the accounts of Allied and its wholly owned subsidiaries (collectively the Company). For the period of the financial statements, the principal operating divisions of the Company were Allied Automotive Group, Inc. (Allied Automotive Group) and Axis Group, Inc. (Axis Group). Allied Automotive Group, through its subsidiaries, is engaged in the business of transporting automobiles, light trucks, and sport-utility vehicles (SUVs) from manufacturing plants, ports, auctions, and railway distribution points to automobile dealerships in the USA and Canada. Axis Group, through its subsidiaries, is engaged in the business of securing and managing vehicle distribution services, automobile inspections, auction and yard management services, vehicle tracking, vehicle accessorization, and dealer preparatory services for the automotive industry in the USA, Canada and Mexico. See Note 18 for information regarding the Company's cessation of substantially all of its operations subsequent to the balance sheet date.

Chapter 11 Filing

        On May 17, 2012, involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code (Chapter 11) were filed against Allied Systems Holdings, Inc. and Allied Systems, Ltd. (L.P.) (collectively, Allied) in the United States Bankruptcy Court for the District of Delaware. On June 10, 2012 (the Petition Date), Allied Systems Holdings, Inc. and substantially all of its subsidiaries (the Debtors) filed voluntary Chapter 11 petitions with the U.S. Bankruptcy Court for the Northern District of Georgia (the Bankruptcy Court). On June 11, 2012, the Bankruptcy Court entered orders for relief, effectively converting the involuntary Chapter 11 cases filed on May 17, 2012 of Allied Systems Holdings, Inc. and Allied Systems, Ltd. (L.P.) to voluntary Chapter 11 proceedings. The Company's captive insurance company, Haul Insurance Limited, as well as its subsidiaries in Mexico and Bermuda (the Non-debtors) were not included in the Chapter 11 filings. At December 27, 2013 and at December 31, 2012 the Debtors owed the Non-debtors an intercompany payable, net of intercompany receivables, of $18.8 million and $20.2 million, respectively.

        The Company's Canadian subsidiaries obtained approval for creditor protection under the Companies Creditors' Arrangement Act in Canada and are included among the subsidiaries that filed voluntary petitions seeking bankruptcy protection. Like Chapter 11, the Companies Creditors Arrangement Act in Canada allows for reorganization under the protection of the court system.

        See Note 3 for more detailed information on the Chapter 11 filing.

2 Summary of Significant Accounting Policies

Basis of Presentation

        The consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All significant intercompany transactions and accounts have been eliminated in consolidation. See Note 18 Subsequent Events regarding the sale of substantially all of the Company's assets and Note 11 Lease Commitments regarding the assumption of the majority of the Company's leases to/by Jack Cooper

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

Holdings, Corp. (the "Jack Cooper Transaction"). These financial statements reflect financial operations for the period January 1, 2013 to December 27, 2013 (the "year"), and as of the balance sheet date December 27, 2013 ("year ended" date), with comparative financial statements as of and for the year ended December 31, 2012 and as of December 31, 2012. These financial statements are prepared effectively just prior to the sale of the assets of the Company to Jack Cooper, which became effective at midnight on December 27, 2013, thus ignoring the impact of the Transaction (the removal of the assets that were sold and the liabilities that were assumed). However, these financial statements include the receipt of cash proceeds resulting from the sale which were transferred from Jack Cooper to the Company the morning of December 27, 2013, which has been recorded in accrued liabilities in the accompanying balance sheets.

        The going concern basis assumes that the Company will continue in operation for the foreseeable future and will realize its assets and discharge its post-petition liabilities in the ordinary course of business. However, the Company's ability to continue as a going concern is predicated upon, among other things, the approval of a plan of reorganization, its ability to generate cash flows from operations, its ability to obtain financing sufficient to satisfy its future obligations and to comply with the terms of a plan of reorganization. As a result of the Chapter 11 Proceedings, the Company may take, or be required to take, actions that may cause assets to be realized or liabilities to be settled for amounts other than those reflected in the financial statements.

        The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern, nor do they include any adjustments to the carrying amounts of assets and liabilities that might be required as a result of a plan of reorganization to be approved by the Bankruptcy Court. A plan of reorganization could substantially change the amounts currently recorded in the accompanying consolidated financial statements. Asset and liability carrying amounts do not purport to represent the realizable or settlement values that will be reflected in a plan of reorganization. At this time, it is not possible to estimate the impact of a plan of reorganization on the Company's financial statements.

        As a result of the Company's Chapter 11 filing, it has applied the guidance of ASC 852, Reorganizations, in the preparation of its consolidated financial statements. ASC 852, does not change the application of US GAAP in the preparation of financial statements. However, ASC 852 does require that financial statements, for periods including and subsequent to the filing of a Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business and also that liabilities subject to compromise be segregated from those not subject to compromise (See Note 3).

Foreign Currency Translation

        The functional currency is the local currency for each of its subsidiaries of the Company. The Company has foreign earnings generated from operations outside of the United States. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average monthly exchange rates. The resulting translation adjustments are reported in comprehensive loss in the accompanying consolidated statements of comprehensive loss, net of related income taxes.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

        Transactions in currencies other than the local currency for each subsidiary are translated into the local currency at the rates of exchange prevailing at the dates of the transactions. Changes in exchange rates between the transaction date and the settlement date or the balance sheet date for items not yet settled, create foreign currency transaction gains or losses that are reflected in earnings. However, gains and losses on certain intercompany balances that are of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future, are included in other comprehensive loss, similar to translation adjustments.

Revenue Recognition and Related Allowances

        Substantially all revenue is derived from transporting automobiles, light trucks, and SUVs from manufacturing plants, ports, auctions, and railway distribution points to automobile dealerships, providing vehicle rail-car loading and unloading services, providing yard management services, and providing other distribution and transportation support services to the pre-owned and new vehicle market. Revenue is recorded by the Company when the vehicles are delivered to the dealerships or when services are performed. A significant reduction in production, changes in product mix, plant closings, changes in production schedules, changes in distribution strategies or the imposition of vendor price reductions by the Ford Motor Company as a customer, or a significant reduction in the services provided to any of these customers by the Allied Automotive Group could have a material adverse effect on the Company's operations. The Company records an allowance for estimated customer billing adjustments and an allowance for potentially uncollectible accounts based on an evaluation of specific aged customer accounts, historical collection and adjustment patterns. For the period ended December 27, 2013 and the year ended December 31, 2012 the allowance for uncollectible accounts was adjusted by $34,000 and $46,000, respectively and is included in other operating expenses. Included in receivables, net of allowances, are $2.7 million and $1.8 million of amounts due from other than trade customers as of December 27, 2013 and December 31, 2012, respectively. No collateral is required from customers.

Cash, Cash Equivalents and Other Time Deposits

        The Company considers all highly liquid investments with original maturity of three months or less, when purchased, to be cash equivalents. The time deposits have original maturities of twelve months or less. The portion of cash, cash equivalents and other time deposits that is contractually restricted to secure outstanding letters of credit is identified as restricted cash in the accompanying consolidated financial statements. The Company maintains its cash and cash equivalents in banks that, at times, exceed federally insured limits.

Inventories

        Inventories consist primarily of parts and supplies for servicing the Company's tractors and trailers and are recorded at the lower of cost (on a first-in, first-out basis) or net realizable value.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Major property additions, replacements, and betterments are capitalized, while maintenance and repairs that do not extend the useful lives of these assets are expensed.

        Depreciation is provided using the straight-line method over the estimated useful lives of the assets at the date of purchase or the remaining estimated useful lives as of the fresh-start reporting date. The estimated useful lives are as follows:

  •
  2 to 10 years for tractors and trailers;

  •
  6 years for costs capitalized as part of the tractor and trailer remanufacturing program;

  •
  2 to 35 years for buildings and facilities; and

  •
  2 to 14 years for furniture, fixtures, service cars and equipment.

        Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the term of the lease.

        ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, requires long-lived assets to be disposed of by sale to be measured at the lower of carrying amount or fair value less cost to sell; and would require the company to cease depreciation (amortization) from the time the assets would have been deemed as being held for sale. The Jack Cooper Transaction occurred on December 27, 2013 which indicates the assets of the Company were held for sale as of the balance sheet date. The Company considers the method of accounting for property and equipment complies with the requirement to measure at the lower of carrying amount or fair value less cost to sell. However, the consolidated financial statements have been prepared excluding the impact of cessation of depreciation and amortization, as such the Company's assets are effectively considered to be "Held and Used" for the purposes of the financial statements. Depreciation and amortization expense recorded subsequent to September 13, 2013, the date of the Asset Purchase Agreement, was approximately $5.6 million.

Impairment of Long-lived Assets

        Property and equipment and intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by comparing their carrying amounts to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recognized for long-lived assets for the period ended December 27, 2013 and year ended December 31, 2012.

Goodwill and Other Intangible Assets

        Goodwill and other indefinite-life intangible assets, not subject to amortization, are evaluated annually for impairment or more frequently if circumstances indicate that impairment is possible. In assessing goodwill and indefinite-life intangible assets for impairment, we initially evaluate qualitative

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

factors to determine if it is more likely than not that the fair value is less than its carrying amount. If the qualitative assessment is not conclusive, then a two-step process is utilized for testing goodwill. The first step (Step One) of the impairment test involves estimating the fair value of a reporting unit and comparing this fair value to its carrying value. If the reporting unit's carrying value exceeds its estimated fair value, then second step (Step Two) of the impairment test is required, which involves allocating the fair value of the reporting unit to all of the assets and liabilities of that unit, with the excess of fair value over allocated net assets representing the fair value of its goodwill. An impairment loss is measured as the amount, if any, by which the carrying value of the reporting unit's goodwill exceeds the implied fair value of that goodwill. Intangible assets that are not subject to amortization are tested for impairment by comparing the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Insurance and Claims

        The Company retains losses for specified risks subject to limits through high deductibles or self-insured retentions. The Company's coverage is based on the date that a claim is incurred. Haul Insurance Limited, the Company's captive insurance subsidiary, provides reinsurance coverage for the Company to certain third-party insurance carriers for selected losses and years within the Company's insurance program, primarily insured workers' compensation, automobile and general liability risks.

        The Company reports its liability for claims and self-insurance liabilities on an undiscounted basis. The historical unfavorable development of aged claims was such that the Company determined that it could not reliably determine such liabilities on a discounted basis. The Company utilizes third-party claims administrators, who work under management's direction, and third-party actuarial valuations to assist in the determination of the majority of its retained claims and insurance liabilities. The third-party claims administrators set claim reserves on a case-by-case basis. The Company engages a third-party actuary that utilizes the aggregate data from these reserves, along with historical paid and incurred amounts, to determine, by loss year, the projected ultimate cost of all claims incurred and not yet reported, including potential adverse developments. The Company's liability for estimated retrospective premium adjustments for workers' compensation losses in Canada is based on historical experience and the most recently available actual claims data provided by the Canadian government.

        Amounts that the Company estimates will be paid within the next year have been classified as current in accrued liabilities in the consolidated balance sheets. Costs related to these risks are included in the consolidated statements of operations in insurance and claims expense, except for workers' compensation, which is included in salaries, wages and fringe benefits. The current portion of insurance liabilities recoverable is included in prepayments and other current assets in the consolidated balance sheets and the noncurrent portion is included in other noncurrent assets.

Stock-Based Compensation

        The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period for the entire award. Compensation expense is adjusted for estimated forfeitures based on the Company's historical and expected experience. Stock-based compensation expense is included in salaries, wages and fringe benefits in the accompanying consolidated statements of operations.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

        The Company determines the grant-date fair value of options issued to acquire its common stock using the Black-Scholes-Merton option pricing model.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

        The Company assesses the recoverability of deferred tax assets based on estimates of future taxable income and establishes a valuation allowance against its deferred tax assets if it believes that it is more likely than not that the deferred tax assets will not be recoverable.

        The Company accounts for income taxes with respect to uncertain tax positions under ASC 740-10. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% cumulative likelihood of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

        Interest and penalties recognized on the potential underpayment of income taxes are classified as interest expense and other operating expenses, respectively, in the consolidated statements of operations.

Pension and Other Benefit Plans

        The funded status is measured as the difference between the fair value of plan assets and the benefit obligation. The Company recognizes the funded status of its defined benefit pension and other postretirement benefit plans in its consolidated balance sheet Actuarial gains and losses and prior service costs or credits that arise in future periods that are not recognized as components of net periodic benefit cost pursuant and are recognized as a component of other comprehensive loss, net of tax. Amounts recognized in accumulated other comprehensive loss, including the gains or losses and prior service costs or credits, are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of ASC 715, Compensation—Retirement Benefits.

        Plan assets include investments that are considered mutual funds and the Company has the ability to redeem these funds with the investee at NAV per share at measurement date. These investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available NAV market information.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

Commitments and Contingencies

        Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated (See Note 16).

Guarantees and Indemnifications

Guarantees

        The Company leases office space, certain terminal facilities, computer equipment and other equipment under noncancelable and cancelable operating lease agreements, some of which provide guarantees to third parties. No accruals for guarantees were required at December 27, 2013 and December 31, 2012.

Indemnifications

        The Company enters into agreements containing indemnification provisions with certain of its customers, suppliers, service providers and business partners in the ordinary course of business. Under the indemnification provisions, subject to various limitations and qualifications, the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. The potential losses primarily relate to obligations that are insured under the Company's insurance programs. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited. The Company did not incur material costs to defend lawsuits or settle claims related to these indemnification provisions in 2013, and does not expect to incur any such costs as of the date these financial statements were issued. No accruals for these indemnification provisions were considered necessary at December 27, 2013 and December 31, 2012.

Fair Value Measurements

        The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

        The hierarchy established by ASC 820, consists of three broad levels as follows:

  •
  Level 1: Quoted market prices in active markets for identical assets or liabilities.

  •
  Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

  •
  Level 3: Unobservable inputs developed using the Company's estimates and assumptions, which reflect those that market participants would use.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

2 Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of the consolidated financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and disclosures about contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, goodwill and other intangible assets; valuation allowances for receivables and deferred income tax assets; uncertain tax positions; self-insurance liabilities; and assets and obligations related to employee benefits. Actual results could differ materially from those estimates.

Accounting for Reorganization

        ASC 852, Reorganizations (ASC 852), requires that financial statements, for periods including and subsequent to the filing of a Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. In accordance with ASC 852, the Company has:

  •
  separated liabilities that are subject to compromise from liabilities that are not subject to compromise;

  •
  distinguished transactions and events that are directly associated with the reorganization from the ongoing operations of the business; and

  •
  ceased accruing interest on the senior secured credit facility.

3 Chapter 11 Proceedings

Summary of Proceedings

        As disclosed in Note 1, on June 12, 2012, Allied Systems Holdings, Inc. and substantially all of its subsidiaries filed voluntary petitions seeking protection under Chapter 11. The Chapter 11 filings were precipitated by various factors, including the decline in new vehicle production at certain of the Company's major customers, rising fuel costs, historically high levels of debt, increasing wage and benefit obligations for the Company's bargaining employees in the U.S. and the increase in non-union vehicle-hauling competition. The majority of the Company's bargaining employees in the U.S. are covered by the National Master Automobile Transporters Agreement (Master Agreement) with the International Brotherhood of Teamsters (the Teamsters or IBT).

        Under the Bankruptcy Code, actions by creditors to collect pre-petition indebtedness are stayed and other contractual obligations generally may not be enforced against the Debtors. As debtors-in-possession, the Company has the right, subject to Bankruptcy Court approval and certain other limitations, to assume or reject executory contracts and unexpired leases. In this context "rejection" means that the debtors are relieved from the obligation to perform further under the contract or release but are subject to a claim for damages for the related breach. Any damages resulting from rejection are treated as general unsecured pre-petition claims in the reorganization. Parties affected by these rejections may file claims with the Bankruptcy Court in accordance with

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

3 Chapter 11 Proceedings (Continued)

bankruptcy procedures. Pre-petition claims, which were contingent or unliquidated at the commencement of the Chapter 11 proceeding, are generally allowable against the debtor-in-possession in amounts fixed by the Bankruptcy Court. The rights of and ultimate payment by the Debtors under pre-petition obligations are subject to resolution under a plan of reorganization to be approved by the Bankruptcy Court after submission of the required vote by affected parties and these obligations may be substantially altered.

        In connection with the Chapter 11 filings, the Bankruptcy Court granted several "first day" orders that have enabled the Company generally to operate in the ordinary course of business during the bankruptcy proceedings. In addition, the Company entered into a debtor-in-possession financing agreement. The funds under debtor-in-possession financing are available to help satisfy the Company's working capital obligations while the Debtors Chapter 11 cases are pending, including payment under normal terms for goods and services provided after the Chapter 11 filing and payment of wages and benefits to active employees and retirees. The Office of the United States Trustee appointed a committee of unsecured creditors (Creditors Committee). The Creditors Committee and its legal representatives have the right to be heard on all matters that come before the Bankruptcy Court.

        On September 13, 2013 the Company entered into two separate asset sale agreements for all of the Company's assets. These agreements were approved by the Creditors Committee. Refer to Note 18 for a discussion of the asset purchase agreements.

Liabilities Subject to Compromise

        Liabilities subject to compromise include certain known liabilities incurred by the Debtors prior to the Petition Date. Liabilities subject to compromise exclude pre-petition claims for which the Debtors have received the Bankruptcy Court's approval to pay, such as claims related to active employees and retirees, maintenance of insurance programs, cargo damage claims and claims related to certain critical service vendors. Liabilities subject to compromise are included at amounts expected to be allowed by the Bankruptcy Court and are subject to future adjustments that may result from negotiations, actions by the Bankruptcy Court, developments with respect to disputed claims or matters arising out of the proof of claims process whereby a creditor may provide proof of a valid claim and that claim differs from the amount that the Company has recorded.

        A number of proofs of claim were filed against the Debtors by various creditors and security holders prior to the bar date set by the Bankruptcy Court. As part of the claims reconciliation process, the Debtors are reviewing these claims for validity. As claims are reconciled, the Debtors may need to record additional liabilities subject to compromise. Adjustments arising out of the claims reconciliation process could have a material effect on the consolidated financial statements.

        The Company ceased the recording of interest on liabilities subject to compromise, primarily the senior secured credit facility as of the Petition Date. Contractual interest in excess of reported interest for the period ended December 27, 2013 and for the year ended of December 31, 2012 was $35.1 million and $12.8 million, respectively. These amounts exclude any potential compound or default interest arising from events of default related to the Chapter 11 Proceedings.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

3 Chapter 11 Proceedings (Continued)

        Liabilities subject to compromise are as follows (in thousands):

	December 27, 2013	December 31, 2012
Current maturiities of long-term debt	$273,918	$273,918
Accrued interest	70,197	70,193
Accounts payable	22,721	7,014
Defined benefit pension plans	—	22,591
Other post retirement benefits	751	2,672
Multiemployer pension withdrawal liabilities	8,163	8,163
Yucaipa management fees	7,449	7,445
Other accrued liabilities	655	680

	$383,854	$392,676

Reorganization Expense

        Reorganization items are presented separately in the accompanying consolidated statements of operations and represent expenses identified as directly relating to the Chapter 11 Proceedings. These items are summarized below (in thousands):

	2013	2012
Legal and professional fees	$17,021	$7,559
US trustee fees	407	460
Employee retention plan	404	380

	$17,832	$8,399

4 Fair Value of Financial Instruments

        The fair value of the cash and cash equivalents, receivables, current maturities of long-term debt and accounts and notes payable are not materially different from their carrying amounts because of the short-term nature of these instruments. The fair value of senior secured credit facilities and liabilities subject to compromise cannot be reliably determined as the amounts that will ultimately be paid out by the Company towards settlement of these liabilities cannot be estimated.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

5 Prepayments and Other Current Assets

        Prepayments and other current assets consist of the following (in thousands):

	December 27, 2013	December 31, 2012
Prepaid insurance	$1,160	$4,259
Insurance liabilities recoverable	34,126	6,547
Prepaid licenses	405	483
Prepaid taxes	1,308	637
Other	541	1,820

	$37,540	$13,746

6 Property and Equipment

        Property and equipment consist of the following (in thousands):

	December 27, 2013	December 31, 2012
Tractors and trailers	$207,087	$212,138
Buildings and facilities (including leasehold improvements)	22,461	22,887
Land	10,790	11,421
Furniture, fixtures and equipment	12,202	11,936
Service cars and equipment	2,979	2,624

	255,519	261,006
Less—Accumulated depreciation	(186,389)	(173,783)

	$69,130	$87,223

        Depreciation expense was $19.1 million for the period ended December 27, 2013 and $21.4 million for the year ended December 31, 2012.

7 Goodwill and Other Intangible Assets

        In connection with the allocation of reorganization value to individual assets and liabilities when the Joint Plan of Reorganization for the 2005 Chapter 11 filling became effective, the Company recorded certain previously unrecorded intangible assets relating to customer relationships, developed technology, trademarks and trade names and allocated the excess of reorganization value over the sum of the individual assets and liabilities to goodwill.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

7 Goodwill and Other Intangible Assets (Continued)

Indefinite-lived Intangibles Assets

        The following table presents information on the Company's indefinite-lived intangible assets, including goodwill for the period/year ended December 27, 2013 and December 31, 2012 (in thousands):

	Gross Carrying Amount
December 27, 2013	Allied Automotive Group	Axis Group	Total
Goodwill	$71,368	$5,429	$76,797
Impairment since initial recognition	(71,368)	—	(71,368)
Disposal of Axis business unit	—	(349)	(349)

Total goodwill	—	5,080	5,080

Trademarks and trade names	13,000	900	13,900
Impairment since initial recognition	(13,000)	(600)	(13,600)

Total trademarks and trade names	—	300	300

Total goodwill, trademarks and trade names	$—	$5,380	$5,380

Goodwill

        For the period ended December 27, 2013 and year ended December 31, 2012, the Company assessed qualitative factors related to goodwill to determine whether it is more likely than not that the fair value of the Axis reporting unit is less than its carrying value as a basis for determining whether or not (more than 50% likelihood) it is necessary to perform the two-step goodwill test. Based on the analysis performed, management concluded a quantitative analysis was not necessary and no impairment loss was recognized by the Company for the period ended December 27, 2013 and year ended December 31, 2012.

Trade Names and Trademarks

        For indefinite-lived intangibles assets, other than Goodwill, ASC 350 requires an entity to determine whether events and circumstances continue to support an indefinite useful life. Management determined that at October 31, 2011, the trademarks and trade names still had an indefinite useful life, and accordingly these assets were tested for impairment as of that date. Fair values were determined based upon the relief from royalty (RFR) method under the income approach for the Axis Group. In connection with this review, no impairment was identified for the year ended December 31, 2011. Due to the immaterial nature of the balance, for the period ended December 27, 2013 and the year ended December 31, 2012, the Company did not perform any new assessments on the trade names or trademarks as no indications of potential impairment was noted.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

7 Goodwill and Other Intangible Assets (Continued)

Definite-lived Intangibles Assets

        The following tables present information on the Company's definite-lived intangible assets (in thousands):

	Weighted- average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
December 27, 2013
Axis Group:
Customer relationships	10 years	$2,000	$(1,314)	$686
Developed technology	7 years	3,100	(2,911)	189

	8 years	$5,100	$(4,225)	$875

December 31, 2012
Axis Group:
Customer relationships	10 years	$2,000	$(1,117)	$883
Developed technology	7 years	3,100	(2,472)	628

	8 years	$5,100	$(3,589)	$1,511

        No charges for impairment of definite-lived intangibles assets were recorded during the period ended December 27, 2013 and the year ended December 31, 2012 for the Axis Group.

        Amortization of definite-lived intangibles was $636,000 for the period ended December 27, 2013 and $643,000 for the year ended December 31, 2012. For intangible assets subject to amortization, expected amortization expense for the next four years is as follows: $389,000 in 2014, $200,000 in 2015, $200,000 in 2016 and $86,000 in 2017.

8 Other Non-current Assets

        Other non-current assets consist of the following (in thousands):

	December 27, 2013	December 31, 2012
Insurance liabilities recoverable	$—	$31,285
Deposits with insurance companies	34,975	35,221
Other deposits	2,296	2,294
Notes receivable	—	289

	$37,271	$69,089

        Insurance liabilities recoverable as of December 27, 2013 were classified as current assets within the accompanying balance sheets (see Note 5).

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

9 Accrued Liabilities

        Accrued liabilities consist of the following (in thousands):

	December 27, 2013	December 31, 2012
Wages and benefits	$8,420	$10,447
Insurance and claims	12,565	15,635
Accrued interest	562	325
Accrued taxes	968	1,354
Transaction funds received	9,017	—
Other	2,229	1,946

	$33,761	$29,707

        Accrued Liabilities includes the receipt of $9.0 million cash proceeds resulting from the sale which were transferred from Jack Cooper to the Company the morning of December 27, 2013.

        Other non-current liabilities consist of the following (in thousands):

	December 27, 2013	December 31, 2012
Income tax liabilities	$829	$829
Deferred rent	485	807

	$1,314	$1,636

10 Insurance and Claims

Auto insurance

        For the claim year ended December 31, 2012, the Company retains liability for U.S. automobile liability claims for the first $250,000 per occurrence with no aggregate limit. Claim amounts in excess of $250,000 per occurrence are covered by excess insurance. For the claim years 2006 through 2011, the Company retains liability for U.S. automobile liability claims for the first $1.0 million per occurrence with no aggregate limit. Claim amounts in excess of $1.0 million are covered by excess insurance. For years prior to 2006, the Company retained risk within certain limits through high deductibles but has commuted those risks to third-party insurance providers.

        In Canada, the Company retains liability up to USD $250,000 for each auto liability claim, with no aggregate limit. Claim amounts in excess of USD $250,000 are covered by excess insurance.

        The Company retains liability of up to $250,000 for each cargo damage claim in the U.S. and up to USD $250,000 for each cargo damage claim in Canada. There is no aggregate limit. Claim amounts in excess of these amounts are covered by excess insurance.

Workers' compensation

        For certain of its operating subsidiaries, the Company is qualified to self-insure against losses relating to workers' compensation claims in the states of Georgia, Missouri and Ohio. For these states,

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

10 Insurance and Claims (Continued)

the Company retains respective liabilities of $500,000 in Georgia and Missouri and $350,000 in Ohio with no aggregate limit. Claim amounts in excess of these amounts are covered by excess insurance. Florida was an approved self-insured state until July 1, 2008 when it was placed in the guaranteed cost program. Until July 1, 2008, the self-insured retention for Florida was $400,000 with no aggregate limit.

        In those states where the Company is insured for workers' compensation claims, the majority of the risk in 2013 and 2012 is covered by a fully insured program with no deductible. For prior years, the Company retained risk within certain limits through high deductibles or self insured retentions.

        Claims and insurance liabilities are adjusted periodically, as claims develop, to reflect changes in actuarial estimates based on actual experience. During the period ended December 27, 2013, the estimated ultimate amount of claims from prior years decreased approximately $1.1 million, net of an exchange rate gain of $723,000. During the year ended December 31, 2012, the estimated ultimate amount of claims from prior years decreased approximately $6.7 million, net of an exchange rate loss of $252,000.

        Workers' compensation losses in Canada are covered by government insurance programs to which the Company makes premium payments. In certain provinces, the Company is also subject to retrospective premium adjustments based on actual claims losses compared to expected losses. The Company's liabilities include an estimate of retrospective adjustments based on historical experience and the most recently available actual claims data provided by the government.

        The amounts recognized in the consolidated balance sheets as of December 27, 2013 and December 31, 2012 represent the undiscounted estimated ultimate amount of claims, net of payments made to date, with the amounts further reduced by the remaining fair value adjustment of $722,000 and $878,000 as of December 27, 2013 and December 31, 2012, respectively.

11 Lease Commitments

        The Company leases office space, certain terminal facilities, computer equipment and other equipment under noncancelable operating lease agreements that, as of December 27, 2013, expire at various times through 2026. Rental expense under noncancelable leases was approximately $5.2 million and $5.5 million for the period ended December 27, 2013 and the year ended December 31, 2012, respectively.

        The Company also leases certain terminal facilities and equipment under cancelable leases. The total rental expense under cancelable building and equipment leases was approximately $1.1 million and $1.0 million for the period ended December 27, 2013 and the year ended December 31, 2012, respectively.

        In 2007, the Company entered into a long-term lease agreement with NYC-EDC (the landlord) to operate an auto-marine facility in Brooklyn, NY ("SBMT"). Under the terms of the lease, the landlord was required to complete certain improvements to SBMT, which in turn would trigger an obligation by the Company to expend no less than $5 million on improvements to the facility in the five years following the completion of the landlord work, with no less than $2 million of such expenditures to be made within the first two years. The parties dispute when, if ever, that landlord work was completed,

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

11 Lease Commitments (Continued)

and are having on-going discussions regarding that issue as well as the amount and timing of the improvement expenditures required of the Company.

        The Company had a services purchase agreement with IBM that was due to expire in 2019 for the outsourcing of technology services. As of December 31, 2012, the purchase commitment over the remaining life of the agreement totaled $32.9 million. In accordance with the Chapter 11 procedures the Company's filed a motion to reject this agreement which was approved with an effective date of December 20, 2013.

        Since December 27, 2013, the Company has terminated all but three operating leases. Future minimum lease commitments for the Company's remaining operating leases with an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

Amount
December 27, 2013
2014	$2,995
2015	2,939
2016	2,929
2017	2,929
2018	2,929
Thereafter	23,436

Total	$38,157

12 Debt

        The Company's debt consisted of the following (in thousands):

	December 27, 2013	December 31, 2012
Current liabilities:
Debtor-in-possession credit facility	$29,000	$13,000

	$29,000	$13,000

Credit Facilities

Debtor-in-Possession Financing

        In connection with the Chapter 11 Proceedings, on June 12, 2012, the Company entered into debtor-in-possession financing (the "Original DIP Facility) of up to $20 million. Yucaipa American Alliance Fund II, LLC served as agents for the lenders, Yucaipa Leveraged Finance, LLC and CB Investments, LLC. The Original DIP Facility provided for aggregate financing of up to $20 million, which primed the senior secured credit facilities. The Original Dip Facility contained provisions that it could be prepaid on any business day in whole or in part, in an aggregate minimum amount of $1,000,000 and at integral multiples of $250,000 in excess of that amount. The Original DIP Facility bore interest at an annual rate of, if a Base Rate Loan, at (A) the greater of (x) three and one-half

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

12 Debt (Continued)

percent (3.50%) and (y) the Base Rate plus (B) six and one-half percent (6.50%), and if a Eurodollar Rate Loan, at (A) the greater of (x) two and one-half percent (2.50%) and (y) the Adjusted Eurodollar Rate plus (B) seven and one-half percent (7.50%). In addition, the Company was charged a fee of 0.75% on the unused portion of the Original DIP Facility. The Original DIP facility contained customary affirmative and negative financial covenants for debtor-in-possession financing including an adjusted EBITDA minimum, as defined in the agreement, minimum liquidity measures and a limit on capital expenditures.

        On June 21, 2013 a motion was granted for a replacement debtor-in-possession credit facility (New DIP Facility) in an aggregate principal amount not to exceed $33.5 million to refinance in full the Original DIP Facility and on July 1, 2013 the Original DIP Facility was paid in full. The New DIP Facility bore interest at an annual rate of, if a Base Rate Loan, at (A) the greater of (x) three and one-half percent (3.50%) or (y) the Base Rate plus (B) seven and one-half percent (7.50%), and if a Eurodollar Rate Loan, at (A) the greater of (x) two and one-half percent (2.50%) or (y) the Adjusted Eurodollar Rate plus (B) eight and one-half percent (8.50%). In addition, the Company was charged a fee of 0.75% on the unused portion of the revolving credit facility. On December 27, 2013, as part of the Transaction, the New Dip Facility was repaid in full. However, based on presentation of the financial statements excluding the impact of the Transaction, the outstanding New DIP liability is presented within Current Maturities of Long Term Debt.

Senior Secured Credit Facilities

        The Company has a First Lien Facility which was to mature on May 29, 2012 and a Second Lien Facility which was to mature on November 2012.

        The Company was in violation of various covenants (as described below) and worked with its lenders on various financing arrangements, including amendments to existing credit agreements, to resolve these covenant violations. However, the Company was unable to amend the senior secured credit facilities and the lenders terminated their lending commitments and declared the outstanding loans, along with accrued interest, immediately due and payable. Accordingly, the Company has classified its obligations related to the senior secured credit facilities as Liabilities Subject to Compromise as of December 27, 2013 and December 31, 2012.

        As a result of the covenant violations, the Company was required to pay the default rate of interest under the senior secured credit facilities on all outstanding loans. The default rate of interest is 2% over the otherwise applicable rates described below.

        Prior to the covenant violations amounts outstanding under the senior secured credit facilities bore interest at the following annual rates:

  •
  First Lien Term Facility—At the Company's option, either the Base Rate plus 3.0%, or the Adjusted Eurodollar Rate plus 4.0%;

  •
  Second Lien Term Facility—At the Company's option, either the Base Rate plus 6.5%, or the Adjusted Eurodollar Rate plus 7.5%;

  •
  First Lien Revolver—At the Company's option, either the Base Rate plus 1.0%, or the Adjusted Eurodollar Rate plus 2.0%;

  •
  Un-reimbursed LC Deposit Account—Base Rate plus 1.0%.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

12 Debt (Continued)

        In addition, among the fees that the Company is charged under the senior secured credit facilities are the following: (a) a credit fee pursuant to the Letter of Credit Facility equal to the Adjusted Eurodollar Rate plus 4.15% per annum times the average daily amount deposited by the lenders under the Letter of Credit Facility; (b) a commitment fee of 1.75% per annum times the daily average undrawn portion of the First Lien Term Loan Facility; (c) a commitment fee of 0.375% per annum times the daily average undrawn portion of the First Lien Revolver; and (d) a fronting fee under the Letter of Credit Facility of 0.55% of the average daily maximum amount available to be drawn under letters of credit issued under the Letter of Credit Facility.

        The senior secured credit facilities include customary affirmative, negative, and financial covenants binding on the Company, including delivery of financial statements and other reports and maintenance of corporate existence. The negative covenants limit the Company's ability to, among other things, incur debt, incur liens, make investments, sell assets, or declare or pay any dividends on capital stock. The financial covenants included in the senior secured credit facilities limit the amount of annual capital expenditures and set forth a maximum total leverage ratio and minimum interest coverage ratio. In addition, the senior secured credit facilities require mandatory prepayment with the net cash proceeds from certain asset sales, equity offerings, and any insurance proceeds that the Company receives.

        The senior secured credit facilities include customary events of default including events of default related to (i) failure to make payments when due under the senior secured credit facilities, (ii) failure to comply with the financial covenants set forth in the senior secured credit facilities, (iii) defaults under other agreements or instruments of indebtedness, (iv) the granting of certain other super-priority administrative expense claims or non-permitted liens or the invalidity of liens securing the senior secured credit facilities, (v) the stay, amendment or reversal of the bankruptcy court orders approving the debtor-in-possession financing, (vi) the granting of relief from the automatic stay to holders of security interests in assets in the Company with a book value in excess of $1.0 million that would have a material adverse effect on the Company or (vii) a change in control of the Company.

        Obligations under the First Lien Facility are secured by a first priority lien on 100% of the capital stock of the Company's domestic and Canadian subsidiaries, 65% of the capital stock of its direct foreign subsidiaries, all of its current and after-acquired personal and real property and all intercompany debt subject to the Original DIP Facility priming. The Company's First Lien Credit Facility included a provision that allowed the Company's affiliates, including Yucaipa, to become lenders under that agreement but only if they contribute such rights and obligations to the Company in the form of capital contributions. The provision was amended in 2009 to permit the Company's affiliates to be lenders under the agreement, with the same rights as the other first lien lenders, without any requirement to contribute loans or commitments to the Company. After this amendment, Yucaipa acquired a majority of the face value of the obligations outstanding under the Company's Amended First Lien Facility (Note 14, Related party Transactions). In a civil action brought by certain other lenders under the First Lien Facility, a judgment was entered by a New York court declaring this amendment to be ineffective. This judgment was largely affirmed on appeal, except that the appellate court held that there was a disputed issue, not amenable to summary judgment, as to whether one of the first lien lenders, had waived its rights to challenge the validity of this amendment. The New York civil action remains pending, and other litigation is pending between Yucaipa and other lenders under the Company's Amended first Lien Facility.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

12 Debt (Continued)

        Obligations under the Second Lien Facility are secured by a second priority lien on 100% of the capital stock of the Company's domestic and Canadian subsidiaries, 65% of the capital stock of its direct foreign subsidiaries, all of its current and after-acquired personal and real property and all intercompany debt subject to the DIP Facility priming. The liens securing the Second Lien Facility have been subordinated to the liens securing the First Lien Facility.

        The senior secured credit facilities and other related amounts are included in liabilities subject to compromise (Note 3, Chapter 11 Proceedings).

13 Employee Benefits

Pension and Other Postretirement Benefit Plans

        During 2013, the Company maintained the Allied Defined Benefit Pension Plan, a trusteed noncontributory defined benefit pension plan for management and office personnel in the U.S., under which benefits were paid to eligible employees upon retirement based primarily on years of service and compensation levels at retirement. Effective April 30, 2002, the Company froze employee years of service and compensation levels in the Allied Defined Benefit Pension Plan. The Company's funding policy was to contribute annually at a rate that was intended to fund past service benefits over a 30-year period.

        The Company also provided certain healthcare and life insurance benefits for eligible U.S. employees who retired prior to July 1, 1993 and their dependents, and for certain U.S. employees participating in the 1999 voluntary early retirement plan. Generally, the healthcare plan paid a stated percentage of most medical expenses reduced for any deductibles and payments by government programs or other group coverage. During 2004, the Company began requiring participants to contribute to the monthly healthcare premiums. The life insurance plan pays a lump-sum death benefit based on the employee's salary at retirement. The Company funded the cost of these premiums as they became due. Employees retiring after July 1, 1993 who are not participants in the 1999 voluntary early retirement plan are not entitled to any postretirement medical or life insurance benefits under this plan.

        In 1997, in connection with the Ryder acquisition, the Company assumed the obligations of a postretirement benefit plan to provide retired employees with certain healthcare and life insurance benefits. Substantially all employees employed at the time of the acquisition and not covered by union-administered medical plans and who had retired as of September 30, 1997 were eligible for these benefits. Benefits were generally provided to qualified retirees over age 65 and eligible dependents. Employees retiring after September 30, 1997 are not entitled to any postretirement medical or life insurance benefits under this plan. Furthermore, in the acquisition the Company assumed postretirement medical and life insurance obligations as negotiated under a collective bargaining agreement with a local union at a certain terminal. The Company also assumed two defined benefit pension plans for employees at the same terminal. During 2013, both of these plans were currently active.

        In 1994, in connection with the acquisition of Auto Haulaway, a Canadian company, the Company assumed the obligations of a postretirement benefit plan to provide certain retired employees with healthcare and life insurance benefits. The benefits were provided in the form of insurance premium

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

payments for life, medical and dental coverage. This plan has been frozen since July 1, 1995, and as a result, no new retirees are being added to the plan.

        As of May 2012, the Company ceased paying contributions to its three defined-benefit pension plans as the contributions were deemed a pre-petition obligation as a result of the Chapter 11 filing on May 17, 2012. On September 25, 2013 the Debtors entered into agreements with the Pension Benefit Guaranty Corporation ("PBGC") for the "Appointment of Trustee and Termination of Plan" for the three defined-benefit pension plans. Upon signing, these agreements became effective and the Agreements provided that the plans were terminated effective August 22, 2013. The PBGC has asserted a claim of approximately $34 million to the Bankruptcy Court for the amount that the pension plans were underfunded. The Company concluded that additional amounts were not probable of payment and accordingly, no adjustment has been made to amounts already recorded within liabilities subject to compromise.

        A substantial number of the Company's employees were covered by union-sponsored, collectively bargained multi-employer pension plans which are governed by the Multiemployer Pension Plan Amendments Act of 1980 ("MPPAA"). MPPAA provides that if an employer withdraws from participating in a multiemployer plan, the withdrawing employer can be liable for any unfunded vested benefits that are attributed to the employer under applicable rules. During 2012 and 2013, certain multiemployer pension plans asserted that the Debtors had withdrawn, partially or completely, from the plans. The largest of these withdrawal liability claims is a claim by Central States, Southeast and Southwest Areas Pension Fund, which has asserted a claim of $939 million to the Bankruptcy Court for the withdrawal occurring as a consequence of the cessation of covered operations on December 27, 2013. The Company concluded that additional amounts were not probable of payment and accordingly, no adjustment has been made to amounts already recorded within liabilities subject to compromise.

        As of December 31, 2013, the Company terminated the U.S. postretirement medical (including dental and vision) plan. The Company subsequently has paid a monthly subsidy to the remaining retirees equal to the cost of the plan less any retiree contributions to the plan. The Company expects to continue these payments until the Company fully emerges from Chapter 11, at which time the benefits will end. This has been accounted for as a negative plan amendment in the financial statements.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

        The change in the projected benefit obligation of the defined benefit pension plans and the other postretirement benefit plans as well as the change in plan assets of the defined benefit pension and other postretirement benefit plans consisted of the following (in thousands):

	Defined Benefit Pension Plans		Other Postretirement Benefit
For the period/year ended	December 27, 2013	December 31, 2012	December 27, 2013	December 31, 2012
Benefit obligation at beginning of period	$66,001	$63,435	$2,674	$2,719
Interest cost	1,576	2,495	72	89
Participants' contributions	—	—	82	87
Actuarial (gain) loss	(3,099)	3,766	21	127
Benefits paid	(2,505)	(3,695)	(377)	(380)
Settlement	(61,973)	—	(1,676)
Foreign exchange (gain) loss	—	—	(42)	32

Benefit obligation at end of period	$—	$66,001	$754	$2,674

Change in plan assets:
Fair value of plan assets at beginning of period	$43,410	$40,195	$—	$—
Actual return on plan assets	4,429	5,842	—	—
Employer contributions	—	1,068	295	293
Participants' contributions	—	—	82	87
Assets taken over by PBGC	(45,334)	—	—	—
Benefits paid	(2,505)	(3,695)	(377)	(380)

Fair value of plan assets at end of period	—	43,410	—	—

Funded status—deficiency	$—	$(22,591)	$(754)	$(2,674)

Net liability recognized in the consolidated balance sheet:
Current liabilities	$—	$—	$(230)	$(241)
Non-current liabilities	—	(22,591)	(524)	(2,433)

Total	$—	$(22,591)	$(754)	$(2,674)

        The accumulated benefit obligation for the defined benefit pension plans was the same as the projected benefit obligation at December 31, 2012.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

        The amounts recognized in other comprehensive loss were as follows (in thousands):

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Total
For the period ended December 27, 2013
Net actuarial losses (gains):
Arising during the period	$(5,588)	$17	$(5,571)
Reclassified to net periodic cost	(1,556)	—	(1,556)
Plan termination	(17,827)	(1,676)	(19,503)

	$(24,971)	$(1,659)	$(26,630)

For the year ended December 31, 2012
Net actuarial losses (gains):
Arising during the period	$633	$127	$760
Reclassified to net periodic cost	(2,196)	175	(2,021)

	$(1,563)	$302	$(1,261)

        The amounts included in accumulated other comprehensive loss that has not been recognized in net periodic benefit cost are as follows (in thousands):

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Total
For the period ended December 27, 2013
Net actuarial losses (gains)	$—	$(3,077)	$(3,077)

For the year ended December 31, 2012
Net actuarial losses (gains)	$24,971	$(1,542)	$23,429

        The amounts included in accumulated other comprehensive loss expected to be recognized as components of net periodic benefit cost are as follows (in thousands):

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans	Total
For the period ended December 27, 2013
Amortization of net actuarial losses (gains)	$—	$(284)	$(284)

For the year ended December 31, 2012
Amortization of net actuarial losses (gains)	$1,981	$(119)	$1,862

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

        Pension and postretirement benefits expected to be paid for the next five years and the aggregate amounts expected to be paid for the five fiscal years thereafter are given in the table below (thousands):

	Defined Benefit Pension Plans	Other Postretirement Benefit Plans
For the period ended December 27, 2013:
2014	$—	$230,000
2015	—	64,000
2016	—	61,000
2017	—	58,000
2018	—	55,000
2019 - 2022	—	223,000

        The following assumptions were used in determining the actuarial present value of the projected pension benefit obligation and postretirement benefit obligation:

	Defined Benefit Pension Plans		Other Postretirement Benefit
	December 27, 2013	December 31, 2012	December 27, 2013	December 31, 2012
Weighted-average discount rate	N/A	3.51%	2.75%	2.71%
Weighted-average rate of compensation increase	N/A	N/A	N/A	N/A

        The following assumptions were used in determining the net periodic benefit cost:

	Defined Benefit Pension Plans		Other Postretirement Benefit
	December 27, 2013	December 31, 2012	December 27, 2013	December 31, 2012
Weighted-average discount rate	3.51%	4.05%	2.71%	3.50%
Weighted-average expected long-term rate of return on assets	7.00%	7.00%	N/A	N/A
Weighted-average rate of compensation increase	N/A	N/A	N/A	N/A

        To develop the expected long-term rate of return on assets, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. The discount rates at December 27, 2013 and December 31, 2012 were based on plan specific yield curve analyses.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

        The net periodic benefit cost recognized for the defined benefit pension plans and the other postretirement benefit plans for the period ended December 27, 2013 and December 31, 2013 includes the following components (in thousands):

	Defined Benefit Pension Plans		Other Postretirement Benefit
	December 27, 2013	December 31, 2012	December 27, 2013	December 31, 2012
Components of net periodic benefit cost:
Interest cost	$1,576	$2,495	$72	$89
Expected return on plan assets	(1,939)	(2,708)	—	—
Amortization of unrecognized net actuarial(gain) loss	1,556	2,195	(124)	(176)
Other comprehensive loss	(16,639)	—	—	—

Total	$(15,446)	$1,982	$(52)	$(87)

        The Company's investment strategy for the plans was to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to secure its obligation to pay benefits to qualifying participants while minimizing and stabilizing expense and contributions. The asset allocation for each plan was reviewed periodically for balancing of the asset mix within predetermined ranges by asset category. Risk was managed for each plan through these predetermined ranges by asset category, diversification of asset classes, periodic review of the investment policies and monitoring of fund managers for compliance with policies and performance as compared to a benchmark portfolio. Accordingly, the plan assets were invested in high quality fixed income and equity funds at the time the assets were taken over by the PBGC on September 25, 2013.

        The weighted-average asset allocation of the pension plan assets at December 31, 2012 is as follows:

	Target Allocations	Actual Allocations
Cash	0%	1%
Fixed income	30%	24%
Core equity	35%	35%
Real estate investment trust	10%	10%
Small cap	15%	15%
International equity	10%	15%

Total	100%	100%

        The following table presents the pension plan assets (in thousands) using the fair value hierarchy as of December 31, 2012. The fair value hierarchy has three levels based on the reliability of the inputs

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

13 Employee Benefits (Continued)

used to determine fair value. See Note 2 for a brief description of the three levels under the fair value hierarchy.

	Total	Based on Quoted Prices in Active Markets for Identical Assets (Level 1)	Based on Significant Other Observable Inputs (Level 2)	Based on Significant Unobservable Inputs (Level 3)
Cash	$421	$421	$—	$—
Fixed income	10,208	—	10,208	—
Core equity	15,169	—	15,169	—
Real estate investment trust	4,399	—	4,399	—
Small cap	6,563	—	6,563	—
International equity	6,651	—	6,651	—

Total	$43,411	$421	$42,990	$—

Multiemployer Pension Plans

        A substantial number of the Company's employees are covered by union-sponsored, collectively bargained, multiemployer pension plans. The Company contributed and charged to expense approximately $19.7 million and $15.2 million for the period ended December 27, 2013 and the year ended December 31, 2012, respectively, for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of hours worked. In the event the Company reduces the level of participation in any of these plans, it could incur a withdrawal liability for a portion of the unfunded vested benefit obligation of the plan, if any. If a withdrawal were to occur, the liability would be the actuarially determined unfunded obligation based on factors at the end of the plan year immediately preceding the date of withdrawal. Five multiemployer pension plans have asserted that the Company triggered a partial withdrawal due to the reduction in operations in 2011 and 2012 and a complete withdrawal in 2013 due to the cessation of its auto transport operations as a result of the sale of substantially all of the Company's assets on December 27, 2013 (See Note 18).

        A substantial number of the Company's employees are covered by union-sponsored, collectively bargained, multiemployer health and welfare benefit plans. The Company contributed and charged to expense approximately $14.9 million and $13.1 million for the period ended December 27, 2013 and for the year ended December 31, 2012, respectively, in connection with these plans. These required contributions are determined in accordance with the provisions of negotiated labor contracts.

401(k) Plan

        The Company has a 401(k) plan covering all of its employees in the U.S. No contributions other than employee deferrals from their pay were paid by the Company for the period ended December 27, 2013 and the year ended December 31, 2012. Administrative expenses for the 401(k) plan for the period ended December 27, 2013 and the year ended December 31, 2012 were paid by the 401(k) plan.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

14 Related-party Transactions

        The Company has a management agreement with Yucaipa to provide various services for a fee of $1.5 million per year. For the year ended December 31, 2012 these fees were included in other operating expenses in the accompanying consolidated statements of operations. As of December 27, 2013 and December 31, 2012, $7.4 million of accrued management fees to Yucaipa is included in liabilities subject to compromise.

        The Company's First Lien Facility included a provision that prohibited the Company or its affiliates, including Yucaipa, from becoming lenders under that agreement. The Company and its lenders amended the First Lien Facility to permit Yucaipa to acquire up to $50 million face value of the First Lien Facility but not to exceed 25% of the face amount then outstanding. Further, Yucaipa is permitted to contribute the debt to the Company as a capital contribution. In addition, the amendment requires that 50% of any debt purchased by Yucaipa must be converted to preferred stock of the Company within ten days of said purchase and also requires Yucaipa to waive voting rights and otherwise limit its rights as a lender under the First Lien Facility.

        On August 21, 2009, the Company and its lenders further amended the First Lien Facility to (1) remove any limit on the amount of First Lien debt Yucaipa is permitted to buy and hold, and (2) remove the requirement that Yucaipa contribute 50% of any acquired First Lien debt to the Company as a capital contribution. Subsequently, Yucaipa purchased a majority of the face value of the obligations outstanding under the Company's Amended First Lien Facility. As of December 27, 2013 and December 31, 2012, Yucaipa holds 56.8% of the face value of the Company's senior secured credit facilities.

        For the year ended December 31, 2012 the Company expensed $6.3 million of interest cost relating to the term loans acquired by Yucaipa. The Company ceased accruing interest on these loans as of the petition date. An accrual for interest on the term loans acquired by Yucaipa of $38.1 million is included in liabilities subject to compromise as of December 27, 2013 and December 31, 2012 (Note 12, Debt).

15 Income Taxes

        The following summarizes the components of the income tax expense (in thousands):

For the period/year ended	December 27, 2013	December 31, 2012
Current:
Federal	$—	$—
State	101	12
Foreign	811	391
Deferred:
Federal	(3,823)	4
State	(335)	1
Foreign	—	—

Total income tax (benefit) expense	$(3,246)	$408

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

15 Income Taxes (Continued)

        The income tax expense in the accompanying consolidated statements of operations differed from the amount computed by applying the statutory rate to the reported loss before income taxes primarily due to the net effects of the valuation allowance, nondeductible expenses, and state income taxes. Additionally, the income tax provision for the period ended December 27, 2013 does not include any impact from gains or losses attributable to the sale of substantially all of the Company's assets in the Jack Cooper Transaction at midnight on December 27, 2013 (See Note 2).

        The Company's total deferred tax assets, deferred tax liabilities, and valuation allowance as of December 27, 2013 and December 31, 2012 are as follows (in thousands):

	December 27, 2013	December 31, 2012
Deferred tax assets	$161,713	$162,444
Valuation allowance	(141,033)	(143,384)
Deferred tax liabilities	(20,680)	(23,218)

Net deferred tax liabilities	$—	$(4,158)

        The significant components of the Company's deferred tax assets and liabilities include net operating loss carryforwards, fixed assets, insurance reserves, and pension liabilities. At December 27, 2013 and December 31, 2012, the Company had U.S. federal net operating loss carryforwards of $354.1 million and $337.5 million, respectively that expire between 2021 and 2033. Included in the federal loss carryforwards are the federal taxable losses related to the Company's Canadian operations, whose income and losses are included in the U.S tax return as well as in the Canadian tax returns. The net operating loss carryforwards for Canadian tax filing purposes at December 27, 2013 and December 31, 2012, total CDN $26.7 million and $30.0 million, respectively and expire between 2015 and 2032. In addition, at December 27, 2013 and December 31, 2012, $3.8 million and $4.6 million, respectively of foreign tax credit carryovers that will expire between 2014 and 2017 are available to reduce future income taxes.

        In 2007, the Company realized a change in ownership under the provisions of IRC Section 382 of the Internal Revenue Code. As a result, the amount of its net operating loss carryforwards that can be utilized each year will be limited. The Company has not undergone a complete IRC Section 382 analysis to determine the amount of the annual net operating loss limitation. Given the Company's current tax posture, such analysis will be performed as the Company projects utilization of net operating losses.

        The net change in the valuation allowance for the period ended December 27, 2013 and year ended December 31, 2012, was a decrease of $2.3 million and an increase of $12.0 million, respectively. The change in the valuation allowance for the period ended December 27, 2013 and the year ended December 31, 2012 includes an increase of $10.9 million and $17.8 million related to the net loss recorded for the year and a decrease of $13.2 million and an increase of $0.1 million related to changes in deferred tax assets through accumulated other comprehensive loss, respectively. Management concluded that at December 27, 2013, the Company continues to require a valuation allowance against all deferred tax assets since it concluded, after considering all sources of taxable income, that it is more likely than not that the deferred tax assets will not be realized. In its evaluation of the need for a

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

15 Income Taxes (Continued)

valuation allowance, the Company considered all sources of taxable income, including currently available tax-planning strategies, if any.

        At December 27, 2013 and December 31, 2012, the Company accrued $0.4 million and $0.4 million in the accompanying consolidated balance sheets related to interest and penalties for uncertain tax positions, respectively.

        The Company files income tax returns in the U.S. federal jurisdiction, Canada, Mexico and in various state and provincial jurisdictions. Tax years 2010 through 2012 remain subject to examination for federal, state and provincial jurisdictions.

16 Commitments and Contingencies

Litigation, Claims, and Assessments

        The Company is involved in various litigation and environmental matters relating to employment practices, automobile liability, general liability, and other matters arising from operations in the ordinary course of business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position.

        On November 13, 2009, the Company and Yucaipa, for the benefit of the Company and other participating financial institutions in the Senior Secured Credit Facilities, filed a lawsuit in the Superior court of Fulton County, Georgia against The CIT Group/ Business Credit, Inc. (CIT) for failure to properly perform its duties in the capacity of Administrative and Collateral Agent in the best interest of all parties involved. On or about December 21, 2009, CIT filed a counterclaim against the Company, claiming the Fourth Amendment to the First Lien Credit Facility is ineffective. On December 5, 2011, the parties to the CIT litigation settled all claims. Pursuant to the settlement, (1) all parties released all claims asserted in or related to the litigation and dismissed the litigation with prejudice; (2) CIT acknowledged the validity of the Fourth Amendment to the First Lien Credit Facility and the validity of Yucaipa's ownership of a majority of the first lien debt; (3) the Company and Yucaipa agreed not to contest the priority of CIT's revolver in the event of a liquidation; and (4) the Company agreed to direct a $16.9 million reduction in the Company's Letter of Credit Commitments Facility, with the proceeds distributed pro-rata to the first lien lenders.

        During March 2011, the Company approached substantially all of its customers for rate increases as current rate levels were not sustainable and did not cover current operating costs. GM, Chrysler, Toyota and Honda in the US refused to accept the rate increases and consequently, the company made the decision to discontinue providing car hauling services to these companies. Three of the customers (Chrysler, Toyota and GM) claim the Company's actions constituted a breach of the agreements then in effect. GM has filed suit against Allied, seeking, inter alia, damages for breach of the carriage contracts. Allied disputes these claims, and has counter-sued. Chrysler has filed suit against Allied seeking the return of Chrysler vehicles in Allied's possession. The vehicles have been returned to Chrysler and Allied disputes any further obligation to Chrysler. Chrysler has threatened to amend the lawsuit to include claims against Allied for breach of the carriage contracts as a result of Allied's termination of services, but has not filed any such amendment to its Complaint to date.

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

16 Commitments and Contingencies (Continued)

        On February 1, 2013, the Unsecured Creditor's Committee in the Company's bankruptcy filed an adversary proceeding against Yucaipa and certain current and former members of the Company's Board of Directors. The complaint seeks, inter alia, equitable subordination and/or re-characterization of the first lien debt held by Yucaipa, specific enforcement of the Third Amendment to the First Lien Credit Facility, disallowance of certain claims, and recovery of allegedly avoidable transfers. The complaint also asserts claims for breach of fiduciary duty and aiding and abetting breaches of fiduciary duties. Certain of the claims were brought in a derivative capacity on behalf of the Company. The outcome of the litigation is not expected to have a material adverse impact on the estate, but could result in a material reduction in the Company's obligations under the First Lien Credit Facility.

        As part of the previously disclosed settlement agreement with Ryder System, Inc. (Ryder), the Company issued a letter of credit in favor of Ryder. The letter of credit issued to Ryder expired during 2009 and the $7.5 million was drawn down. Ryder may only use these funds if the Company fails to pay workers' compensation and liability claims assumed by the Company in the Ryder Automotive Carrier Group acquisition.

Employment Agreements

        The Company entered into employment agreements with certain executive officers of the Company. The agreements provided for compensation to the officers in the form of annual base salaries and were for one-year terms that renewed automatically unless either party gave the required notice before the end of the then current term. In addition, the Company entered into an employment agreement with its President and Chief Executive Officer (CEO) that became effective on June 1, 2007 and was amended several times. Among other provisions, this agreement included provisions for a sign-on bonus, annual base salary, an annual performance-based bonus, options to acquire 300,000 shares of Company common stock at an exercise price of $18.30 and reimbursement of relocation and temporary living expenses. Each of the employment agreements provided for severance benefits based upon the occurrence of certain events as defined in the agreements. On January 7, 2014, the Company filed a motion in the U.S. Bankruptcy Court for the District of Delaware seeking to reject most of its employment agreements nunc pro tunc to January 1, 2014. The motion contemplates rejection of all of the employment agreements for employees still actively employed by the Company on or after December 27, 2013. The Company does not intend to honor the severance obligations contained in the agreements. The Company entered into Retention Incentive Agreements with key employees, under which the employees would be compensated in the event of a change of control occurring prior to January 1, 2014. To the extent the Jack Cooper Transaction triggered an obligation of the Company under these agreements, the Company does not intend to honor those obligations.

Collective Bargaining Agreements

        Employees of the Company's subsidiary, Allied Systems Ltd., which represents approximately 80% of its U.S. employees, are covered by the National Master Automobile Transporters Agreement (Master Agreement) with the Teamsters in the U.S. The Master Agreement with these employees commenced on June 1, 2011 and is scheduled to expire on August 31, 2015. The Company negotiates renewals to the Master Agreement through an industry-wide bargaining group called the National Automobile Transporters Labor Division (NATLD).

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

16 Commitments and Contingencies (Continued)

        Allied Systems, Ltd. is covered by work preservation provisions in the Master Agreement mandate that no carhaul work be performed by employees who are not members of the IBT. In addition, Allied Automotive Group, Inc. has agreed to similar restrictions contained in a separate Work Preservation Agreement. However, Allied Systems Holdings, Inc. has refused to sign a new Work Preservation Agreement or renew the prior Ultimate Parent Work Preservation Agreement. On October 16, 2012, the IBT filed an Unfair Labor Practice Charge ("ULP") against Allied Systems, Ltd., Allied Automotive Group, Transport Support, Inc., and Allied Systems Holdings, Inc. asserting that all of them were bound to the Work Preservation Agreement. Allied countered with two ULPs against the union. All three ULPs were dismissed on January 31, 2013.

        The Company's Collective Bargaining Agreement ("CBA") with the Canadian Auto Workers in Ontario and Quebec expires January 10, 2014. All of the Company's other CBAs in Canada expired on or prior to December 31, 2012.

17 Stockholders' Equity

        On May 29, 2007, the effective date of the Company's Joint Plan of Reorganization arising from the Company's Chapter 11 filing on July 31, 2005, the authorized capital stock of the Company became 100 million shares of common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $0.01 per share.

        The Company commenced the issuance of shares of new common stock pursuant to the Joint Plan of Reorganization as of the Effective Date. The new common stock was subject to the terms of the Amended Certificate of Incorporation (the New Certificate), which superseded the previous certificate of incorporation. The Joint Plan contemplated the issuance of 10 million shares of common stock to holders of allowed general, unsecured claims.

Other Comprehensive Loss

        Accumulated other comprehensive loss consists of the following (in thousands):

	December 27, 2013	December 31, 2012
Foreign currency translation adjustment	$669	$7,926
Pension and other postretirement benefit plan adjustments	(3,098)	23,428

Accumulated other comprehensive loss(gain)	$(2,429)	$31,354

        The increase in the valuation allowance for deferred income taxes for the period ended December 27, 2013 and the year ended December 31, 2012 included a decrease of $13.2 million and $0.1 million related to increases in deferred tax assets through accumulated other comprehensive loss, respectively.

        On June 1, 2007, the Company granted its CEO the equivalent of options to acquire 300,000 shares of common stock at an exercise price of $18.30 and in July 2007 granted options to acquire an aggregate of 500,000 shares of the Company's common stock to four other executive officers under the same terms as the options granted to its CEO. These awards vested over five years, 20% per year on

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

17 Stockholders' Equity (Continued)

the anniversary of the grant date, and expire after ten years. The fair value of these stock options was determined at the grant date using the Black-Scholes-Merton option pricing model.

        The options granted to two of these executive officers to acquire 150,000 shares each of common stock were forfeited in January and July 2008 on the termination of their employment. For the period ended December 27, 2013 and the year ended December 31, 2012, the Company recognized compensation expense related to these awards of $0 and $274,000, respectively, based on a grant date fair value of $6.09 per option. At December 27, 2013 and December 31, 2012, all stock options were fully vested and there was no unrecognized compensation expense. No stock options were granted during the period ended December 27, 2013 and the year ended December 31, 2012.

        As of December 27, 2013, the weighted average exercise price is $18.30 and the average remaining term is 3.45 years of the vested, exercisable and outstanding of 500,000 shares.

        The options had no intrinsic value at December 27, 2013 and December 31, 2012 since the respective exercise price of all options exceeded the market value of a share of the Company's common stock. There were no stock option exercises during the period ended December 27, 2013 or the year ended December 31, 2012.

        The agreements governing the Company's senior secured credit facilities each contain covenants restricting the Company's ability to pay dividends on its common stock (See note 12). No cash dividends were declared or paid during the period ended December 27, 2013 or the year ended December 31, 2012.

18 Subsequent Events

        The Company discloses material events that occur after the balance sheet date but before the consolidated financials are issued. In general, these events are recognized in the consolidated financial statements if the condition existed at the date of the balance sheet, but are not recognized if the condition did not exist at the balance sheet date. The Company discloses non-recognized events if required to keep the consolidated financial statements from being misleading. Management evaluated events occurring subsequent to December 27, 2013 through July 31, 2014, the date the consolidated financial statements were available for issuance.

Asset purchase agreements and remaining operations

        On September 13, 2013, the Company entered into an asset purchase agreement with Jack Cooper Holdings, Corp. ("Jack Cooper") for the sale of substantially all of the Company's assets (the "Jack Cooper Transaction"), which transaction successfully closed on December 27, 2013. The Company terminated all of its employees on or before December 31, 2013, the majority of whom immediately obtained employment with affiliates of Jack Cooper.

        On October 9, 2013, the Company entered into an asset purchase agreement (the "SBDRE Purchase Agreement") with SBDRE LLC, an acquisition entity formed by Black Diamond Commercial Finance, L.L.C. and Spectrum Commercial Finance, L.L.C. as co-Administrative Agents under the Amended and Restated First Lien Secured Super Priority Debtor-in-Possession and Exit Credit and Guaranty Agreement, dated May 15, 2007. Under the SBDRE Purchase Agreement, the Company

Allied Systems Holdings, Inc.

Notes to consolidated financial statements (Continued)

(dollars in thousands)

18 Subsequent Events (Continued)

agreed to sell SBDRE LLC certain assets that had been excluded from the Jack Cooper Transaction. The SBDRE Purchase Agreement was to close by December 31, 2013, but, by agreement, the outside closing date was extended to June 30, 2014.

        On March 21, 2014, the Company sold certain equipment to ATC Transportation LLC, a third party designated by SBDRE LLC under the SBDRE Purchase Agreement. On June 12, 2014, the Company sold certain owned real properties to affiliates of SBDRE LLC designated by SBDRE LLC under the SBDRE Purchase Agreement. On May 14, 2014, SBDRE LLC and the Company entered into a purchase agreement (the "SMBT Purchase Agreement") with a third party pursuant to which it was contemplated that SBDRE LLC would assign to such third party its rights under the SBDRE Purchase Agreement to assume the Company's lease (the "SBMT Lease") of the South Brooklyn Marine Terminal and to purchase related assets. The third party purported to terminate the SBMT Purchase Agreement as of June 30, 2014. The Company, with the consent of SBDRE LLC, thereupon rejected and terminated the SBMT Lease as of June 30, 2014.

        As of the date of issuance of these financial statements, the Company has sold all remaining owned real properties with the exception of three properties, and has rejected, terminated, or assigned all real estate leases except a lease of property in Walkertown, North Carolina and except a short-term operating lease entered in April 2014 for office space.

        The Company has substantially ceased business operations with the exception of providing services to Jack Cooper under a transition services agreement. A wind-down officer has been appointed to determine the appropriate course of action for the disposition of the remaining assets of the Company and for the resolution of the Company's obligations.

Postretirement and other benefit plans

        As of December 27, 2013, the Company's Canadian postretirement plan was transferred to Jack Cooper as part of the Jack Cooper sale transaction. As of December 31, 2013, the Company terminated all other benefit plans including the Allied 401(k) Retirement Plan, the Allied employee Benefit Plan and the Allied Health Care Spending Account Plan.

$375,000,000

JACK COOPER HOLDINGS CORP.

Offer to exchange all outstanding
$375,000,000 principal amount of
9.25% Senior Secured Notes due 2020

for

$375,000,000 principal amount of
9.25% Senior Secured Notes due 2020
registered under the Securities Act of 1933

PROSPECTUS

                        , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below and the certificates and articles of incorporation or organization, certificates of formation, bylaws and operating agreements, each as amended, and any other contractual agreements referred to below in reference to Jack Cooper Holdings Corp. and the additional registrants.

Jack Cooper Holdings Corp.

        We are incorporated under the laws of the State of Delaware. Our certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law, as amended, or the DGCL, our directors shall not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as directors of the company. Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for breaches of the director's fiduciary duty of care, provided that this provision shall not eliminate or limit the liability of a director: (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL, which provides for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. In appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase and maintain insurance with respect to liability incurred by or arising out of their capacity or status as directors and officers, whether or not the corporation could indemnify such person against liability under section 145 (subject to certain limitations). The DGCL further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, vote of stockholders, or otherwise.

        Our certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL and provides that we shall indemnify to the fullest extent permitted by law any person made or threatened to be made party to an action or proceeding by reason of the fact that he is a director or officer of the Company or serves any other enterprise as a director, officer or agent at the request of the Company, provided, however, that, except for proceedings to enforce rights to indemnification, we are not obligated to indemnify any officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors. The right to indemnification is a contract right and includes the right to be paid by the Company advanced expenses as allowed by applicable law.

        Article VIII of our bylaws also provides for the indemnification of the directors and officers to the fullest extent permitted by DGCL. Such indemnification extends to each person, heir, executor or administrator of such person, who was or is a party, threatened to be made a party to, or involved in any threatened, pending, or completed action, suit or proceeding, including civil, criminal, administrative or investigative, by reason that such person is or was a director, officer or employee of the Company, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification is a contract right that includes the right to be paid by the Company expenses, including attorney fees, incurred in connection with any such suit or proceeding in advance of its final disposition to the fullest extent permitted by law. Further, we may, to the extent authorized by the board of directors, grant rights to indemnification and to the advancement of expenses to any agent of the company to the fullest extent of the provisions of our bylaws.

        We maintain liability insurance for our officers and directors. Further, we have entered into indemnity agreements with each of our current directors and certain of our officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation or our bylaws, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Subsidiary Guarantors

Delaware Corporations

        Jack Cooper Transport Company, Inc., Auto Handling Corporation, Jack Cooper Specialized Transport, Inc., Axis Logistic Services, Inc., Jack Cooper CT Services, Inc. and Jack Cooper Rail and Shuttle, Inc. are Delaware corporations. The indemnification provisions of the DGCL described in "—Jack Cooper Holdings Corp." above also apply to the directors and officers of these companies.

  Jack Cooper Transport Company, Inc.

        The articles of incorporation of Jack Cooper Transport Company, Inc., as amended, provide that no director shall be liable to the company or its stockholders for any breach of a fiduciary duty as a director, except that the director may be liable for any of the following: (i) any breach of the director's duty of loyalty to the company or its stockholders, (ii) any act or omission not in good faith or which involved intentional misconduct or knowing violation of law, (iii) any act pursuant to Section 174 of the DGCL regarding unlawful payments of dividends, or (iv) any transaction from which the director derived a personal benefit.

        The amended and restated bylaws of Jack Cooper Transport Company, Inc. contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

  Auto Handling Corporation

        The articles of incorporation of Auto Handling Corporation provide that the company shall indemnify any and all of its officers or directors or former directors or officers or any person who may have served at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action in which they are made a party to by reason of being directors or officers of the company or of such other companies, except in relation to matters as to which any such director or officer shall be adjudged to be liable for negligence or misconduct in the performance of duty.

        The amended and restated bylaws of Auto Handling Corporation contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

  Jack Cooper Specialized Transport, Inc.

        The certificate of incorporation of Jack Cooper Specialized Transport, Inc. provides substantially similar indemnification provisions as the articles of incorporation of Jack Cooper Holdings Corp. described above. The certificate of incorporation also eliminates the personal liability of directors to the fullest extent permitted by the DGCL.

        The bylaws of Jack Cooper Specialized Transport, Inc. contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

  Axis Logistics Services, Inc.

        The articles of incorporation of Axis Logistics Services, Inc. contain substantially similar indemnification provisions as the articles of incorporation of Jack Cooper Holdings Corp. described above. The articles also eliminate the personal liability of directors to the fullest extent permitted by the DGCL.

        The bylaws of Axis Logistic Services, Inc. contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

  Jack Cooper CT Services, Inc.

        The articles of incorporation of Jack Cooper CT Services, Inc. contain substantially similar indemnification provisions as the articles of incorporation of Jack Cooper Holdings Corp. described above. The articles also eliminate the personal liability of directors to the fullest extent permitted by the DGCL.

        The bylaws of Jack Cooper CT Services, Inc. contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

  Jack Cooper Rail and Shuttle, Inc.

        The articles of incorporation of Jack Cooper Rail and Shuttle, Inc. contain substantially similar indemnification provisions as the articles of incorporation of Jack Cooper Holdings Corp. described above. The articles also eliminate the personal liability of directors to the fullest extent permitted by the DGCL.

        The bylaws of Jack Cooper Rail and Shuttle, Inc. contain substantially similar indemnification provisions as the bylaws of Jack Cooper Holdings Corp. described above.

Delaware Limited Liability Company

        Jack Cooper Logistics LLC is a Delaware limited liability company.

        Section 18-108 of the Delaware Limited Liability Company Act, or the Act, provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

        The operating agreement of Jack Cooper Logistics LLC provides that no director or officer shall be obligated personally for any debt, obligation or liability of the company or of any member solely by reason of being or acting as director or officer of the company. No director or officer shall be personally liable to the company or its members (a) for acting in good faith reliance on the provisions of the operating agreement; (b) for acting in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the company; or (c) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct.

        Article VII of the operating agreement also provides that the company shall indemnify, to the fullest extent permitted by the Act, any person who is a party or threatened to be made a party to a proceeding (other than by or in the right of the company) by reason of the fact that he is or was a director or officer of the company, or is serving at the request of the company as a director or officer of another enterprise, against expenses paid in settlement incurred by such person in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        In the event of a proceeding by or in the right of the company to procure a judgment in its favor, the company will indemnify any person party to such proceeding by reason of the fact that he is or was a director or officer of the company if he acted in good faith and in a manner he reasonably believed to be in the best interests of the company. However, no indemnification shall be made in respect of any claim or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the company unless, and only to the extent that, the court in which such action or suit is brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

        The operating agreement also provides that expenses incurred in defending a proceeding will be paid by the company in advance of the final disposition of such proceeding and, in the case of advancement for expenses incurred in defending a civil or criminal action, suit or proceeding by or in the right of the company to procure a judgment in its favor, only as authorized by the board and upon receipt of an undertaking.

Missouri Corporation

        Pacific Motor Trucking Company is a Missouri corporation. Sections 351.355 (1) and (2) of the Missouri General Business and Corporation Law, or the MGBCL, provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually or reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Notwithstanding the foregoing, in the case of an action or suit by or in the right of the corporation, no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper.

        The articles of incorporation of Pacific Motor Trucking Company are silent on the issue of indemnification.

        The bylaws of Pacific Motor Trucking Company provide that the corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, whether civil, criminal, administrative or investigative, other than in the action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee, agent of the corporation or voting trustee against expenses actually and reasonably incurred by such person in connection with such action or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

        The corporation may also indemnify any person who was or is a party or is threatened to be made a party to a proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is a director, officer, employee or agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect of any claim as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which the action or suit was brought determines upon application that, despite the adjudication of liability and in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in the defense of any proceeding described above, such person shall be indemnified against expenses reasonably incurred by such person in connection with such proceeding. Any indemnification, unless ordered by the court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification is proper in the circumstances. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding or (ii) if such quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (iii) by the shareholders. Expenses incurred in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding as authorized by the board of directors upon receipt of an undertaking by or behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determine that such person is entitled to be indemnified by the corporation.

New Jersey Corporation

        Auto Export Shipping, Inc. is incorporated under the laws of New Jersey. Section 14A:3-5 of the New Jersey Business Corporation Act authorizes a corporation to indemnify a corporate agent against expenses and liability in connection with any proceeding involving the corporate agent by reason of him being or having been a corporate agent, if such corporate agent (i) acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe such corporate agent's conduct was unlawful. Corporate agent means any person who is or was a director, officer, employee or agent of the indemnifying corporation or of any constituent corporation absorbed by the indemnifying corporation in a consolidation or merger and any such person who is serving as such at the request of the indemnifying corporation. Expenses incurred by a corporate agent in connection with a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors upon receipt of an undertaking by or on behalf of the corporate agent to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified.

The articles of incorporation of Auto Export Shipping, Inc. do not contain provisions for indemnification.

        The amended and restated bylaws of Auto Export Shipping, Inc. provide that each director and officer of the corporation is entitled to indemnification of his expenses incurred or suffered in connection with a proceeding by reason of the fact that he is a director or officer of the corporation to the fullest extent authorized by the New Jersey Business Corporation Act, provided, however, that the corporation shall indemnify any such indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding was authorized or consented to by the board of directors. The right to indemnification is a contract right and includes the right to be paid by the corporation the expenses incurred in defending or otherwise participating in any such proceeding in advance of its final disposition, subject to the New Jersey Business Corporation Act.

Item 21.    Exhibits and Financial Statement Schedules.

  (b)
  Exhibits.

Exhibit Number		Title
2.1	*	Agreement and Plan of Merger, by and among Jack Cooper Holdings Corp., Jack Cooper Enterprises, Inc. and JCHC Merger Sub, Inc., dated June 5, 2014

3.1.1	*	Certificate of Incorporation of Jack Cooper Holdings Corp., dated November 24, 2010

3.1.2	*	Certificate of Amendment to Certificate of Incorporation of Jack Cooper Holdings Corp., dated December 7, 2010

3.1.3	*	Certificate of Elimination of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock of Jack Cooper Holdings Corp., dated May 9, 2014

3.1.4	*	Certificate of Merger of JCHC Merger Sub, Inc. with and into Jack Cooper Holdings Corp., dated June 5, 2014

3.2	*	Bylaws of Jack Cooper Holdings Corp., dated November 29, 2010

3.3.1	*	Certificate of Incorporation of Auto Handling Corporation (f/k/a LRD, Inc.), filed with the Secretary of State of the State of Delaware on January 24, 1972

3.3.2	*	Certificate of Amendment of Certification of Incorporation of Auto Handling Corporation (f/k/a LRD, Inc.), filed with the Secretary of State of the State of Delaware on January 17, 1979

3.3.3	*	Certificate of Amendment of Certification of Incorporation of Auto Handling Corporation, filed with the Secretary of State of the State of Delaware on December 24, 1986

3.4	*	Amended and Restated Bylaws of Auto Handling Corporation, dated December 15, 2009

3.5	*	Certificate of Incorporation of Auto Export Shipping, Inc., filed with the New Jersey Department of the Treasury on March 10, 1999

3.6	*	Amended and Restated Bylaws of Auto Export Shipping, Inc.

3.7	*	Certificate of Incorporation of Axis Logistic Services, Inc., dated November 18, 2013

3.8	*	Bylaws of Axis Logistic Services, Inc., dated November 18, 2013

3.9	*	Certificate of Incorporation of Jack Cooper CT Services, Inc., dated November 18, 2013

3.10	*	Bylaws of Jack Cooper CT Services, Inc., dated November 18, 2015

3.11	*	Certificate of Formation of Jack Cooper Logistics, LLC, dated November 9, 2010

3.12	*	Amended and Restated Limited Liability Company Agreement of Jack Cooper Logistics, LLC, effective March 1, 2011

3.13	*	Certificate of Incorporation of Jack Cooper Specialized Transport, Inc., dated August 31, 2011

3.14	*	Bylaws of Jack Cooper Specialized Transport, Inc.

3.15	*	Certificate of Incorporation of Jack Cooper Rail and Shuttle, Inc., dated November 18, 2013

3.16	*	Bylaws of Jack Cooper Rail and Shuttle, Inc., dated November 18, 2013

3.17.1	*	Certificate of Incorporation of Jack Cooper Transport Company, Inc. (f/k/a United Transports, Inc.), dated January 26, 1939

Exhibit Number		Title
3.17.2	*	Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc. (f/k/a United Transports, Inc.), filed with the Secretary of State of the State of Delaware on July 19, 1941

3.17.3	*	Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc. (f/k/a United Transports, Inc.), filed with the Secretary of State of the State of Delaware on August 8, 1941

3.17.4	*	Second Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc. (f/k/a United Transports, Inc.), filed with the Secretary of State of the State of Delaware on October 22, 1957

3.17.5	*	Certificate of Merger of Jack Cooper Transport Company, Inc. Into United Transports, Inc., filed with the Secretary of State of the State of Delaware on November 30, 1984

3.17.6	*	Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc., filed with the Secretary of State of the State of Delaware on December 23, 1985

3.17.7	*	Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc., filed with the Secretary of State of the State of Delaware on December 24, 1986

3.17.8	*	Certificate of Amendment of Certificate of Incorporation of Jack Cooper Transport Company, Inc., filed with the Secretary of State of the State of Delaware on April 28, 1998

3.18	*	Amended and Restated Bylaws of Jack Cooper Transport Company, Inc., dated September 1, 2014

3.19.1	*	Articles of Incorporation of Pacific Motor Trucking Company (f/k/a Nu-PMT, Inc.), dated July 20, 1988

3.19.2	*	Certificate of Amendment of Articles of Incorporation of Pacific Motor Trucking Company, dated September 26, 1988

3.20	*	Bylaws of Pacific Motor Trucking Company (f/k/a NU-PMT, Inc.)

4.1.1	*	Indenture as to 9.25% Senior Secured Notes due 2020 by and among the Company, the Guarantors listed therein and U.S. Bank National Association, as Trustee and collateral agent (including form of Global Note), dated June 18, 2013

4.1.2	*	Supplemental Indenture in Respect of Guarantee to 9.25% Senior Secured Notes due 2020, by and among Axis Logistic Services, Inc., Jack Cooper Rail and Shuttle, Inc., Jack Cooper CT Services, Inc. and U.S. Bank National Association, as Trustee and collateral agent, dated December 13, 2013

4.1.3	*	Second Supplemental Indenture by and among Jack Cooper Holdings Corp., the Guarantors named therein and U.S. Bank National Association, dated January 7, 2014

4.2.1	*	Registration Rights Agreement as to 9.25% Senior Secured Notes due 202, by and among Jack Cooper Holdings Corp., the subsidiary guarantors named therein, Wells Fargo Securities, LLC and Barclays Capital Inc., dated June 18, 2013

4.2.2	*	Joinder to the Registration Rights Agreement as to 9.25% Senior Secured Notes Due 2020, by and among Jack Cooper Holdings Corp., the subsidiary guarantors named therein, Wells Fargo Securities, LLC and Barclays Capital Inc., dated December 13, 2013

4.3	*	First Supplemental Indenture by and among Jack Cooper Holdings Corp., the Guarantors listed therein and U.S. Bank National Association, as Trustee and Collateral Agent, dated December 27, 2013

Exhibit Number		Title
4.4.1	*	Registration Rights Agreement by and among Jack Cooper Holdings Corp., Wells Fargo Securities, LLC and Barclays Capital Inc., dated November 7, 2013

4.4.2	*	Joinder No. 1 to the Registration Rights Agreement dated November 7, 2013 by and among Jack Cooper Holdings Corp., Wells Fargo Securities, LLC and Barclays Capital Inc., dated December 13, 2013

5.1	*	Opinion of Paul Hastings LLP

5.2	*	Opinion of Gibbons P.C.

5.3	*	Opinion of Warten, Fisher, Lee and Brown, LLC

10.1.1	*	Amended and Restated Credit Agreement by and among Jack Cooper Holdings Corp., the borrowers named therein, the lenders named therein, and Wells Fargo Capital Finance, LLC as the agent, dated June 18, 2013

10.1.2	*	Amendment Number One to Credit Agreement, by and among Jack Cooper Holdings Corp., the borrowers named therein, the lenders named therein, and Wells Fargo Capital Finance, LLC as the agent, dated August 6, 2013

10.1.3	*	Amendment Number Two to Credit Agreement, by and among Jack Cooper Holdings Corp., the borrowers named therein, the lenders named therein, and Wells Fargo Capital Finance, LLC as the agent, dated September 6, 2013

10.1.4	*	Joinder and Consent Agreement, by and among the lenders named therein, the new borrowers named therein, Jack Cooper Holdings Corp. and the subsidiaries thereof named therein, and Wells Fargo Capital Finance, LLC as the agent for the lenders, dated December 23, 2013

10.1.5	*	Amendment Number Three to Amended and Restated Credit Agreement and Amendment Number One to Amended and Restated Security Agreement by and among Jack Cooper Holdings Corp. and certain of its Subsidiaries, the Lenders party thereto, and Wells Fargo Capital Finance, LLC, dated April 2, 2015

10.2.1	*	Security Agreement, by and among Jack Cooper Holdings Corp., the grantors named therein and U.S. Bank National Association, as collateral agent, dated June 18, 2013

10.2.2	*	Joinder to that certain Security Agreement dated as of June 18, 2013, by and among each of the parties therein and those additional entities that thereafter become parties thereto and U.S. Bank National Association, as collateral agent, dated December 13, 2013

10.3.1	*	Amended and Restated Security Agreement, by and between the grantors identified therein and Wells Fargo Capital Finance, LLC, as agent for the Lender Group and Bank Product Providers, dated June 18, 2013

10.3.2	*	Joinder to Amended and Restated Security Agreement, by and between the grantors identified therein and Wells Fargo Capital Finance, LLC, as agent for the Lender Group and Bank Product Providers, dated December 13, 2013

10.4.1	*	Trademark Security Agreement, by and among Jack Cooper Holdings Corp., the grantors named therein, and U.S. Bank National Association, as collateral agent, dated June 18, 2013

10.4.2	*	Trademark Security Agreement, by and among the grantors listed therein and U.S. Bank National Association, as collateral agent, dated December 27, 2013

10.5.1	*	Trademark Security Agreement by and among the grantors listed therein and Wells Fargo Capital Finance, LLC, as agent for the Lender Group and Bank Product Providers, dated November 29, 2010

Exhibit Number		Title
10.5.2	*	Trademark Security Agreement by and among the grantors listed therein and Wells Fargo Capital Finance, LLC, as agent for the Lender Group and Bank Product Providers, dated December 27, 2013

10.6.1	*	Copyright Security Agreement, by and among Jack Cooper Holdings Corp., the grantors named therein, and U.S. Bank National Association, as collateral agent, dated June 18, 2013

10.6.2	*	Copyright Security Agreement, by and among Jack Cooper Holdings Corp., the grantors named therein, and U.S. Bank National Association, as collateral agent, dated December 27, 2013

10.7.1	*	Copyright Security Agreement, by and among Jack Cooper Transport Company, Inc. and Wells Fargo Capital Finance, LLC, as agent for the Lender Group and Bank Product Providers, dated June 18, 2013

10.7.2	*	Copyright Security Agreement, by and among the grantors named therein and Wells Fargo Capital Finance, LLC, dated December 27, 2013

10.8.1	*	Credit Agreement by and among Jack Cooper Holdings Corp., as Borrower, the Lenders party thereto, and MSDC JC Investments, LLC, as Agent, dated March 31, 2015

10.8.2	*	Security Agreement by and between the Grantors listed therein and MSDC JC Investments, LLC, dated April 2, 2015

10.8.3	*	Trademark Security Agreement by and between the Grantors listed therein and MSDC JC Investments, LLC, dated April 2, 2015

10.8.4	*	Copyright Security Agreement by and between the Grantors listed therein and MSDC JC Investments, LLC, dated April 2, 2015

10.8.5	*	Intercompany Subordination Agreement by and among Jack Cooper Holdings Corp. and each of the Obligors listed therein in favor of MSDC JC Investments, LLC, dated April 2, 2015

10.9	*†	Letter Agreement regarding Offer of Continued Employment by and between Jack Cooper Holdings Corp. and T. Michael Riggs, dated December 1, 2014

10.10	*†	Separation, Restrictive Covenants and Consulting Agreement, by and between Jack Cooper Holdings Corp. and Robert Griffin, dated September 29, 2014

10.11	*†	Letter Agreement regarding Offer of Continued Employment by and between Jack Cooper Holdings Corp. and Theo A. Ciupitu, dated November 17, 2014

10.12	*†	Employment Agreement, by and between Jack Cooper Holdings Corp. and Alex Meza, dated September 23, 2014

10.13	*†	Employment Agreement, by and between Jack Cooper Holdings Corp. and Jeff Herr, dated September 23, 2014

10.14	*†	Employment Agreement, by and between Jack Cooper Holdings Corp. and Brian Varano, dated September 23, 2014

10.15	*†	Employment Agreement, by and between Jack Cooper Transport Company, Inc. and Riki Howard, dated September 23, 2014

10.16	*†	Letter Agreement regarding Offer of Continued Employment by and between Jack Cooper Holdings Corp. and Sarah Amico, dated December 1, 2014

10.17	*	Amended and Restated Indemnification Agreement, by and between Jack Cooper Holdings Corp. and T. Michael Riggs, dated May 19, 2014

10.18	*	Amended and Restated Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Michael S. Testman, dated May 19, 2014

Exhibit Number		Title
10.19	*	Amended and Restated Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Theo A. Ciupitu, dated May 19, 2014

10.20	*	Amended and Restated Indemnification Agreement, by and between Jack Cooper Holdings Corp. and J.J. Schickel, dated May 19, 2014

10.21	*	Amended and Restated Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Kirk Ferguson, dated May 19, 2014

10.22	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Sarah Amico, dated May 19, 2014

10.23	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Samuel L. Torrence, dated May 19, 2014

10.24	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and J. Kevin McHugh, dated May 19, 2014

10.25	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and James N. Chapman, dated May 19, 2014

10.26	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Edrienne Brandon, dated August 31, 2014

10.27	*	Indemnification Agreement, by and between Jack Cooper Holdings Corp. and Gerry Czarnecki, dated August 31, 2014

12.1		Computation of Ratio of Earnings to Fixed Charges

21.1	*	Subsidiaries of the Company

23.1	*	Consent of KPMG, LLP, an independent registered public accounting firm

23.2	*	Consent of Grant Thornton LLP, independent certified public accountants

23.3	*	Consent of Paul Hastings LLP (included in Exhibit 5.1)

23.4	*	Consent of Gibbons P.C. (included in Exhibit 5.2)

23.5	*	Consent of Warten, Fisher, Lee and Brown, LLC (included in Exhibit 5.3)

23.6	*	Consent of Freedonia Custom Research, Inc.

24.1	*	Power of Attorney (contained on signature page)

25.1	*	Statement of Eligibility on Form T-1 under the Trust Indenture Act of 1939, as amended, of the trustee

99.1	*	Form of Letter of Transmittal

99.2	*	Form of Notice of Guaranteed Delivery

99.3	*	Form of Letter to Registered Holders and Depository Trust Company Participants

99.4	*	Form of Letter to Clients

*
To be filed by amendment.

†
Denotes management contract or compensatory arrangement.

Item 22.    Undertakings.

        Each of the undersigned co-registrants hereby undertakes:

          (1)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (3)   To file, during any period during which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (4)   That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (6)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (7)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

          (8)   That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

          (9)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: Each of the undersigned co-registrants undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

              (i)  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

             (ii)  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the      of                        , 2015.

JACK COOPER HOLDINGS CORP.
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the      day of                        , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chief Executive Officer, President and Treasurer, and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer and Director (principal financial officer)
Kyle Haulotte	Chief Accounting Officer (principal accounting officer)
Kirk Ferguson	Director

SIGNATURE	TITLE(S)	DATE

J. J. Schickel	Director
Kevin McHugh	Director
Sam Torrence	Director
Sarah Amico	Executive Chairperson and Director
James Chapman	Director
Edrienne Brandon	Director
Gerry Czarnecki	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the      of                        , 2015.

AUTO HANDLING CORPORATION JACK COOPER TRANSPORT COMPANY, INC. PACIFIC MOTOR TRUCKING COMPANY
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the      day of                        , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chairman, Chief Executive Officer, Treasurer Assistant Secretary and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer and Director (principal financial officer)
Sara Amico	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the    of                  , 2015.

JACK COOPER SPECIALIZED TRANSPORT, INC.
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the    day of                  , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chairman, Chief Executive Officer, Treasurer Assistant Secretary and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer, Assistant Secretary and Director (principal financial officer)
Sara Amico	Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the    of                  , 2015.

AXIS LOGISTIC SERVICES, INC. JACK COOPER CT SERVICES, INC. JACK COOPER RAIL AND SHUTTLE, INC.
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the    day of                  , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chairman, Chief Executive Officer and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer, Treasurer and Director (principal financial officer)
Sara Amico	Director

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the      of                  , 2015.

AUTO EXPORT SHIPPING, INC.
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the      day of                  , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chairman, Chief Executive Officer, Secretary, Treasurer and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer and Assistant Secretary (principal financial officer)
Andrea Amico	Executive Vice President, Assistant Treasurer, Assistant Secretary and Director
Sara Amico	Director
J.J. Schickel	Vice Chairman, Assistant Treasurer, Assistant Secretary and Director

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri on the      of                  , 2015.

JACK COOPER LOGISTICS, LLC
By:	Michael S. Testman Chief Financial Officer

POWER OF ATTORNEY

        Know all men by these presents, that the undersigned directors and officers of the registrant, which is filing a registration statement on Form S-4 with the Securities and Exchange Commission, Washington, D.C. 20549 under the provisions of the Securities Act of 1933, as amended, hereby constitute and appoint Theo A. Ciupitu, Michael S. Testman and T. Michael Riggs, and each of them, the individual's true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign such registration statement and any or all amendments, including post-effective amendments to the registration statement, including a prospectus or an amended prospectus therein and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, Missouri, on the      day of                  , 2015.

SIGNATURE	TITLE(S)	DATE

T. Michael Riggs	Chairman, Chief Executive Officer, Secretary, Treasurer and Director (principal executive officer)
Michael S. Testman	Chief Financial Officer and Assistant Treasurer (principal financial officer)
Andrea Amico	President, Assistant Treasurer, Assistant Secretary and Director
Sara Amico	Director
J.J. Schickel	Vice Chairman, Assistant Treasurer, Assistant Secretary and Director